Filed Pursuant to Rule 424(b)(4)
Registration No. 333-239938

PROSPECTUS

DATED AUGUST 6, 2020

8,823,529 American Depositary Shares

Freeline Therapeutics Holdings plc

(incorporated in England and Wales)

Representing 8,823,529 Ordinary Shares

We are offering 8,823,529 American Depositary Shares, or ADSs. Each ADS represents one ordinary share. The ADSs may be evidenced by American Depositary Receipts, or ADRs. This is the initial public offering of our ADSs. All of the ADSs are being sold by us.

Prior to this offering, there has been no public market for our ADSs or ordinary shares. The initial public offering price per ADS is $18.00. Our ADSs have been approved for listing on The Nasdaq Global Select Market under the symbol “FRLN”.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our ADSs involves a high degree of risk. Before buying any ADSs, you should carefully read the discussion of material risks of investing in our ADSs in “Risk Factors” beginning on page 18 of this prospectus.

We are an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

	Per ADS	Total
Public offering price	$18.00	$158,823,522
Underwriting discounts and commissions(1)	$1.26	$11,117,647
Proceeds, before expenses, to us	$16.74	$147,705,875

(1)	We have agreed to reimburse the underwriters for certain expenses. See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters an option to purchase up to 1,323,529 additional ADSs from us at the initial public offering price less the underwriting discount. The underwriters may exercise this option at any time within 30 days after the date of the final prospectus. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $12,785,293, and the total proceeds to us, before expenses, will be $169,861,751.

The underwriters expect to deliver the ADSs to purchasers on or about August 11, 2020.

At our request, the underwriters have reserved up to 441,176 ADSs, or 5% of the ADSs offered pursuant to this prospectus, for sale at the initial public offering price per ADS through a directed share program to directors, officers, employees and certain other individuals associated with us. See “Underwriting” for additional information.

J.P. Morgan	Morgan Stanley	Evercore ISI

Wedbush PacGrow

The date of this prospectus is August 6, 2020.

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the underwriters are making an offer to sell the ADSs in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus outside the United States.

We are incorporated under the laws of England and Wales. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references in this prospectus to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar. All references to “pounds” or “£” are to pounds sterling.

Financial Statements

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and include the accounts of the Company and its subsidiaries. On April 3, 2020, Freeline Therapeutics Holdings plc was incorporated under the laws of England and Wales to become the ultimate holding company for Freeline Therapeutics Limited pursuant to our corporate reorganization. See “Corporate Reorganization.” The accompanying historical financial statements have not been retroactively adjusted to reflect our corporate reorganization. Prior to this offering, Freeline Therapeutics Holdings plc has only engaged in activities incidental to its formation, the corporate reorganization and this offering. Accordingly, a discussion and analysis of the results of operations and financial condition of Freeline Therapeutics Holdings plc for the period of its operations prior to the corporate reorganization would not be meaningful and are not presented. We have historically conducted our business through Freeline Therapeutics Limited and its subsidiaries, and therefore our historical consolidated financial statements present the consolidated results of operations of Freeline Therapeutics Limited. All significant intercompany balances and transactions have been eliminated in consolidation. Following the corporate reorganization, the historical consolidated financial statements of Freeline Therapeutics Holdings plc will be retrospectively adjusted to include the historical financial results of Freeline Therapeutics Limited for all periods presented.

We maintain our books and records in pounds sterling, our results are subsequently converted to U.S. dollars and we prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB. Unless otherwise indicated, certain pounds sterling amounts contained in this prospectus have been translated into U.S. dollars at the rate of $1.3269 to £1.00, which was the noon buying rate of the Federal Reserve Bank of New York on December 31, 2019, the last business day of the year ended December 31, 2019.

The financial information contained in this prospectus includes our consolidated financial statements at and for the years ended December 31, 2018 and 2019 and consolidated financial statements for Freeline Therapeutics Holdings Limited (which subsequently re-registered as Freeline Therapeutics Holdings plc), each of which have been audited by Deloitte LLP, as stated in their reports included elsewhere in this prospectus.

Our fiscal year ends December 31. References in this prospectus to a fiscal year, such as “fiscal year 2019,” relate to our fiscal year ended on December 31 of that calendar year.

This financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

Market, Industry and Other Data

Market data and certain industry forecast data used in this prospectus were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the U.S. Securities and Exchange Commission website) and industry publications. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this prospectus, have not been independently verified. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this prospectus.

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This prospectus also contains estimates, projections and other information concerning our industry, our business, and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. See “Special Note Regarding Forward-Looking Statements” for more information.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

Rounding

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Trademarks, Service Marks and Trade Names

We own various trademark registrations and applications, and unregistered trademarks, including “Freeline” and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Corporate Reorganization

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “Freeline,” “Freeline Therapeutics,” “the company,” “we,” “us” and “our” refer to (i) Freeline Therapeutics Limited and its subsidiaries, prior to the execution of the Share Exchange Agreement dated June 27, 2020 between (among others) Freeline Therapeutics Holdings Limited and Freeline Therapeutics Limited, (ii) Freeline Therapeutics Holdings Limited and its subsidiaries after the execution of the Share Exchange Agreement dated June 27, 2020 between (among others) Freeline Therapeutics Holdings Limited and Freeline Therapeutics Limited and prior to the re-registration of Freeline Therapeutics Holdings Limited as a public limited company and (iii) Freeline Therapeutics Holdings plc and its subsidiaries after the re-registration of Freeline Therapeutics Holdings Limited as a public limited company. We refer to the transactions comprising such corporate reorganization as described under “Corporate Reorganization” as our “corporate reorganization.” See “Corporate Reorganization” for more information.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our ADSs, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before making an investment decision.

Our Business

Overview

We are a clinical-stage, fully integrated, next generation, systemic AAV-based gene therapy company with the ambition of transforming the lives of patients suffering from inherited systemic debilitating diseases. We aim to deliver one-time gene therapy treatments that provide functional cures through permanently sustained physiological protein levels, leveraging the high expression enabled by our proprietary gene therapy platform. Our initial focus is on developing treatments for monogenic diseases with high unmet need. We are a fully-integrated biotechnology company with internal expertise and capability across the value chain in gene therapy, including expression platform, research, manufacturing, clinical development and commercialization. Our pipeline includes two programs in the clinic and two late-stage preclinical product candidates, as well as research programs targeting novel applications for systemic gene therapy, for which we have, through owned and in-licensed intellectual property rights, development and worldwide commercial rights.

Our differentiated platform uses our proprietary, rationally designed adeno-associated virus, or AAV, capsid, which we refer to as AAVS3. We have optimized our capsid to preferentially deliver a therapeutic gene of interest to the human liver, and thereby to cause the expression of the necessary protein to address a targeted disease. AAVS3 was developed at University College London, or UCL, by a team led by our founder, Prof. Amit Nathwani. In preclinical settings, the AAVS3 capsid has been observed to have significantly higher transduction efficiency in human liver cells as compared to wild-type AAV serotypes used in many other gene therapy programs, including AAV5, AAV6, AAV8 and others. We are able to further enhance the potency of our AAVS3 vector platform through our advanced chemistry, manufacturing and controls, or CMC, capabilities, which include proprietary manufacturing processes and analytic methods. We believe the combination of our proprietary capsid and our powerful CMC platform allows us to produce gene therapy product candidates that have the potential to drive higher levels of protein expression than comparable programs have demonstrated in the clinic to date.

We have invested a significant amount of time and resources in developing proprietary and optimized assays and CMC processes that we believe help us to produce high quality product candidates. Today, we have a scaled manufacturing process which we believe has the ability to consistently and efficiently produce gene therapy product candidates at commercial scale and competitive cost. As a result of the differentiated potency of our platform, we are able to administer our product candidates at lower doses for a given level of protein expression, with potential benefits in safety and cost of goods. This advantage also gives us the opportunity to address conditions that are not currently amenable to gene therapy because of the high levels of protein expression required to treat such diseases. Our current pipeline programs target hemophilia A and hemophilia B as well as the lysosomal storage disorders, or LSDs, Fabry disease and Gaucher disease. Our most advanced product candidate, FLT180a for the treatment of hemophilia B, is being evaluated in a Phase 1/2 dose-finding clinical trial in adult males, and preliminary clinical data to date has shown its potential to provide patients with sustained normal Factor IX, or FIX, activity levels following a one-off treatment. We recently reported updated data as of June 15, 2020 from the Phase 1/2 B-AMAZE clinical trial of FLT180a for the treatment of hemophilia B at the 2020 International Society on Thrombosis and Hemostasis Congress, or ISTH 2020. We plan to report further data from this trial in due course, and to commence a planned pivotal clinical trial in 2021, subject to agreement with regulatory authorities.

The diseases we address in our first four programs are all currently primarily managed with factor replacement therapies, or FRTs, or enzyme replacement therapies, or ERTs. These current methods of treatment do not provide sustained normalization of protein levels and, as a result, require burdensome lifelong recurrent intravenous infusions. We believe that our gene therapy product candidates, which are designed to deliver permanently sustained protein levels that constitute functional cures, have the potential over time to generate improved clinical outcomes for patients with these diseases. If achieved, this would provide us clear differentiation from existing therapies as well as from other gene therapies currently in development for these indications. Our gene therapy product candidates target the liver in order to cause the production of proteins that are released in the bloodstream at levels sufficient to have a therapeutic benefit. Since we use our proprietary AAVS3 capsid in all of our current programs, we believe that the modularity of our platform will allow the development of each product candidate to inform the next one, and that our preclinical programs for Gaucher disease and hemophilia A will therefore benefit from the learnings of our more advanced product candidates.

We believe that each of our first four programs represents an attractive commercial opportunity and, taken together, provide the basis for a strategic platform in gene therapy for rare diseases. Our candidates cover markets which are already developed, yet have established unmet medical needs, thus minimizing the need for expensive market development activities and potentially facilitating the adoption of our product candidates, if approved. We believe the potential of our platform to provide functional cures could deliver a differentiated value proposition for health care providers and payors by eliminating the need to pay for continued FRT or ERT in our treated patients. Our indications are treated by highly specialized physicians, requiring a relatively small and efficient sales and medical affairs infrastructure. Hemophilia A and hemophilia B are often treated by the same physicians, and there is also significant overlap in the physicians and centers addressing hemophilia as well as Fabry disease and Gaucher disease.

Our founders and senior executives are leaders in gene therapy, rare diseases and AAV biology, and we are affiliated with leading scientific and medical institutions in the field of gene therapy for rare diseases, including UCL and The Royal Free Hospital, or the RFH. Our founder, Clinical and Scientific Adviser and board director, Prof. Amit Nathwani, is a senior faculty member and clinical investigator at UCL and director of the hemophilia center at the RFH. He developed the first successful liver-directed AAV gene therapy for hemophilia B, which led to two New England Journal of Medicine publications (published in 2011 and 2014) and has produced sustained and durable FIX levels in patients that have lasted over nine years. Prof. Nathwani’s research team at UCL developed our proprietary AAVS3 capsid, as well as other critical elements of our gene therapy platform. We were founded by Syncona Limited, or Syncona, a leading healthcare investment company focused on founding, building and funding global leaders in life sciences. Chris Hollowood, the Chief Investment Officer of Syncona Investment Management Limited, part of the Syncona group, and founder of all four of Syncona’s gene therapy companies, also serves as the Chairman of our board of directors. Our international team of over 200 employees has relevant expertise from prior experience in gene therapy and rare disease companies, academic research laboratories, global contract research organizations and professional services organizations. With operations in key biotechnology centers in the U.S., the U.K. and Germany, we have access to the global talent pool necessary to continue to grow and develop our organization.

Our Platform

Our modular, liver-directed AAV gene therapy platform is designed to address many of the limitations commonly seen in AAV gene therapies, including insufficient efficacy, protein expression levels below the normal range, and limited durability. We aim to address these limitations through our enhanced product construct, underpinned by AAVS3, our rationally designed capsid with heightened efficiency in transducing hepatocytes, as well as our proprietary promoters and expression cassettes, which seek to optimize each element of the transgene.

The three main elements of our platform include:

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Capsid and Promoter: Our proprietary, rationally designed capsid, AAVS3, is more efficient in the transduction of liver cells as compared to wild-type AAV serotypes. We believe the expression capability of our platform will allow us to address diseases that require relatively high protein levels such as Fabry disease and Gaucher disease, as well as systemic inflammatory and immune disorders, in a way that may not be possible to achieve through simple dose escalation with wild-type AAV capsids. In addition, for a given level of required expression, we believe the potency of our product candidates allows for a lower dose, which we believe can enhance the tolerability of our product candidates.

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Research tools and capabilities: Expression cassettes utilized in our product candidates are tailor-made to meet each defined clinical need, taking into account vector quality, tissue targeting, stability, and specific activity requirements. Our vector design team uses our extensive in-house research and analytic capabilities, as well as protein engineering approaches, to generate libraries of codon optimized sequences and novel promoters and enhancers. These can be combined to produce expression cassette candidates that drive the necessary protein levels and optimized protein activity, and can be efficiently manufactured by our CMC platform.

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Manufacturing: Our CMC platform, which includes our proprietary manufacturing processes and related analytics, contributes to the potency and the safety profile of our product candidates. We manufacture all of our product candidates using our proprietary split-plasmid system running in the iCELLis® adherent mammalian cell production system. This has, in our view, the potential to provide higher quality constructs than insect cell or mammalian suspension systems by packaging less unwanted host-cell DNA into the capsids and allowing better control of the so-called “full/empty ratio.” We use a set of proprietary analytic methods, including long-read next generation sequencing, or LR-NGS, to provide what we believe to be an industry-leading capability to visualize and quantify the actual contents of our capsids to ensure optimization of the vector integrity and safety of our product candidates.

We believe that our liver-directed AAV gene therapy platform has the potential to develop functional cures for the diseases addressed by our clinical programs. In addition, the transduction efficiency of our AAVS3 vector observed to date in our hemophilia B and Fabry disease human studies suggests that our gene therapy platform may be able to address indications that require high levels of protein expression to achieve a therapeutic benefit. As a result, we believe our platform has the potential to expand the current reach of gene therapy and to develop one-time treatments for indications beyond the well-known monogenic diseases targeted by many current gene therapy clinical programs, including our current pipeline.

Our Pipeline

Our current pipeline consists of four gene therapy product candidates as summarized in the table below. Beyond these programs, we also have research programs in novel indications for systemic gene therapy which harness the high expression potential of our platform.

(1)	In the research stage, we conduct in vitro and in vivo preclinical studies to evaluate different product candidates to select those with the best tolerability and potency profiles.

(2)

In the IND enabling studies stage, we conduct preclinical in vivo studies in disease-specific mouse models and good laboratory practice, or GLP, toxicity studies and generate the CMC information and analytical data required for an investigational new drug, or IND, submission to the FDA or for a clinical trial authorization, or CTA, submission to the EMA.

(3)	Owned and in-licensed intellectual property rights.

Our Lead Gene Therapy Product Candidate: FLT180a for the Treatment of Hemophilia B

FLT180a is an investigational gene therapy medicinal product candidate, or GTMP, intended for the treatment of patients with moderate or severe hemophilia B. Hemophilia B is caused by a deficiency of functional clotting Factor IX, or FIX, which is an essential protein for normal coagulation or clotting of the blood. By using our high-transducing AAVS3 capsid, our goal is to give patients over time FIX activity levels within the normal range and which exceed those recommended by the World Federation of Hemophilia for surgery and trauma, thus providing patients with a functional cure, including significant reduction or even elimination of spontaneous bleeds, and thereby freedom from the use of factor replacement concentrates.

We are the first company to have reported clinical trial results demonstrating FIX activity levels well into the clinically normal FIX activity level range of 50% to 150%. As of June 15, 2020, ten patients have been dosed with FLT180a in our Phase 1/2 dose-finding trial, known as B-AMAZE, in four different dose cohorts: 4.5e11, 7.5e11, 9.75e11 and 1.5e12 vg/kg. Of these ten patients, seven of them have FIX activity levels above the lower limit of the normal range of 50%, and the mean FIX response of the four patients in the most recent cohort of 9.75e11 vg/kg, is 99% at the three-week time point. FLT180a also has induced stable expression of FIX for over two years in the first dose cohort of 4.5e11 vg/kg. The mean FIX expression in this two patient cohort was 38% at 52 weeks, and as of June 15, 2020, more than two years after infusion, we have continued to observe a durable response of 38% mean FIX activity in this cohort. Based on the responses observed, we believe that a dose between 7.5e11 and 9.75e11 vg/kg will durably bring the majority of patients within the normal range of 50% to

150% FIX activity and thereby eliminate patients’ need for supplemental FRT. We believe this in turn could lead to improvements in clinical outcomes such as joint function, as well as significantly better quality of life through enabling an active lifestyle comparable to the non-hemophiliac population. Providing normal factor levels could also reduce ongoing annual cost burdens on the healthcare system given the high cost of FRT, which can be several hundred thousand dollars per year in developed markets, depending on location and amount of factor usage.

To date, FLT180a has been generally well-tolerated, with adverse events, or AEs, consistent with those observed in other liver-directed gene therapies. The most commonly reported AE is transaminitis, a dose-dependent asymptomatic transient increase in serum alanine aminotransferase, or ALT, levels which, if left untreated, has been shown to negatively impact protein expression levels and durability. To mitigate the risk of transaminitis in the B-AMAZE clinical trial, all subjects are now given a prophylactic immune management regimen consisting of tacrolimus and a tapering course of prednisolone and close patient monitoring, followed by annual monitoring of FIX activity levels. Based on our experience to date, we believe this regimen will avoid loss of expression and we intend to employ it across our programs.

FLT180a has received orphan drug designation and regenerative medicine advanced therapy, or RMAT, designation from the FDA and PRIority MEdicines, or PRIME, designation from the EMA. We plan to report further data from the B-AMAZE clinical trial, which is sponsored by UCL, in the second half of 2020, and to commence a planned pivotal clinical trial in 2021, subject to agreement with regulatory authorities.

FLT190 for the Treatment of Fabry Disease

We are developing FLT190 for the treatment of Fabry disease. Fabry disease is a rare, X-linked disease characterized by a congenital error of glycosphingolipid metabolism caused by an abnormal gene encoding the α-galactosidase A, or αGLA, enzyme, responsible for the breakdown of glycosphingolipids. We believe FLT190 is the first AAV gene therapy program for the treatment of Fabry disease to enter human trials. By using our high-transducing AAVS3 capsid, our goal is to bring αGLA activity in patients into the normal range of five to nine nmol/hr/ml, and potentially to a level that is above the normal range, thereby providing a treatment for Fabry disease that has the potential to be more efficacious and less burdensome than ERT. Our FLT190 program builds on our experience in developing FLT180a. Both product candidates utilize the same manufacturing process, and the capsid and promoter are identical. As a result, we believe we can leverage findings, including dose response, and clinical experience with FLT180a in hemophilia B to help inform and advance development of FLT190 as a potential treatment for patients with Fabry disease.

Preclinical results from the 13-week GLP-compliant toxicology studies showed that administration of FLT190 was effective in producing significantly increased GLA activity, indicating that stable bioactive GLA can be expressed from the liver in non-human primates, or NHPs, and that the resulting enzyme secreted in an active form can be readily detected in circulation. In July 2019, we began recruiting patients for our MARVEL-1 clinical trial, which is a Phase 1/2 dose-finding clinical trial to evaluate the safety and efficacy of FLT190 for the treatment of Fabry disease, with our first patient dosed in August 2019. We have experienced a delay in dosing our next patient due to COVID-19, but continue to recruit patients for our ECLIPSE study, through which we screen patients for eligibility and possible participation in our Phase 1/2 dose-finding clinical trial. For more information regarding risks associated with COVID-19 and a discussion of its impact on our business, see “Risk Factors—Risks Related to the Discovery, Development and Regulatory Approval of our Product Candidates.”

As of June 15, 2020, one patient has been dosed with FLT190 in our MARVEL-1 clinical trial at a dose of 7.5e11 vg/kg, and no infusion-related reaction or dose-limiting toxicity events, or DLTs, have been observed as of such date. We observed two serious adverse events, or SAEs, related to FLT190 in the one patient treated in our clinical trial, namely an increase in ALT levels and a grade two myocarditis marked by mild chest pain, a change in electrocardiogram and an elevated troponin level, each observed eight weeks after the FLT190 infusion. No specific treatment was administered for the myocarditis, and a repeat cardiac MRI showed no significant changes compared to baseline. The patient’s troponin elevation resolved within two days, and the ALT elevation within three weeks, after starting intravenous methylprednisolone and tacrolimus treatment per the trial protocol. In response to these events, and in consultation with Fabry disease experts, we have modified the protocol to align the prophylactic immune management regimen with the regimen currently used in our hemophilia B program, which to date has allowed us to preserve expression in the normal range. In addition, ERT therapy will continue after patient dosing and until trough measurement of the GLA provided by FLT190 indicates the ability to withdraw ERT.

FLT190 has received orphan drug designation from the FDA and from the EMA. We plan to submit an IND in 2020 to report further data from this trial in due course, and to commence a planned pivotal clinical trial thereafter, subject to agreement with regulatory authorities.

FLT201 for the Treatment of Gaucher Disease

We are developing FLT201 for the treatment of type 1 Gaucher disease, an ultra-rare autosomal recessive condition which manifests as multiple morbidities including enlargement of the spleen and liver, low red blood cells, or anemia, low platelet count, or thrombocytopenia, and bone abnormalities including bone pain, fractures and arthritis. Type 1 Gaucher disease is caused by a mutation in the GBA1 gene which leads to a reduction in glucosylceramidase beta enzyme, or GBA, activity. By using our high-transducing AAVS3 capsid, our goal is to deliver GBA endogenously at normal levels with a one-time treatment. FLT201 contains a liver-specific promoter and a GBA sequence which expresses our novel, proprietary GBA variant with a greater than 20-fold longer half-life than wild-type GBA protein in purified systems. To our knowledge, we are the only company to date that has announced a program for the development of an AAV gene therapy for the treatment of type 1 Gaucher disease. We plan to file the IND and initiate the Phase 1/2 clinical trial for this program in 2021.

FLT210 for the Treatment of Hemophilia A

We are developing our liver-directed gene therapy product candidate, FLT210, for the treatment of hemophilia A, an X-chromosome linked inherited disease caused by a mutation in the gene coding for coagulation of Factor VIII, or FVIII, in the F8 gene. Through proprietary and novel modifications to the promoter and the F8 gene, we have designed FLT210 to fit within the length of the nucleic acid sequence of wild type AAV. We believe this will address one of the major challenges in developing a gene therapy for hemophilia A, namely that the modified F8 gene used in several other gene therapy programs is too large to be efficiently and completely encapsidated into AAV. We believe this has been a major contributing factor to the issues of loss of expression and high intersubject variability seen in some other AAV gene therapy programs for this indication. We believe that the smaller expression cassette of FLT210 will enable more efficient and complete packaging of the F8 gene, thus allowing for delivery of more intact and functional transgenes, a higher level of successful gene transfer to the target cells, and therefore more stable expression than is possible with oversized constructs.

Our Strengths

Our ambition is to create better lives for patients by delivering one-time functionally curative treatments for inherited systemic debilitating diseases. We focus on developing liver-directed AAV-based gene therapy in order to provide treatments for diseases with high unmet need.

We believe the following strengths will allow us to continue to build upon our success in developing potential treatments for inherited systemic diseases and achieve our longer-term goal of commercializing our product candidates:

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Proprietary, rationally designed, next generation capsid designed to enable high levels of transduction efficiency and protein expression within the liver. Our proprietary AAVS3 capsid, developed by our founder Prof. Amit Nathwani, is the result of a robust and highly tailored process built around DNA shuffling of capsid segments from numerous genetically and functionally diverse parental AAV serotypes to create a capsid with a tolerable and potent profile. AAVS3 has demonstrated significantly higher transduction efficiency in human liver cells compared to wild-type AAV capsids. We believe this will enable us to develop therapeutic solutions that, if approved, have the potential to treat certain monogenic recessive disorders as well as for certain systemic diseases previously beyond the reach of AAV gene therapy due to limited expression.

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Highly modular and potent liver-targeted gene therapy platform, with potential to facilitate efficient development timelines for future product candidates. Our proprietary capsid coupled with our cutting-edge end-to-end research, manufacturing and analytical capabilities have allowed us to create an integrated, modular gene therapy platform that we believe has the potential to facilitate the efficient development of new liver-directed AAV gene therapy product candidates.

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Advanced pipeline focused on prioritizing development of gene therapy candidates initially targeting monogenic orphan diseases, with a path to expand to more prevalent chronic systemic diseases. We currently have two product candidates in the clinic and expect to complete the Phase 1/2 B-AMAZE clinical trial of FLT180a for the treatment of hemophilia B by the end of 2020. We recently reported updated data as of June 15, 2020 from the Phase 1/2 B-AMAZE clinical trial at ISTH 2020. In parallel, we are also advancing FLT190 for the treatment of adults with Fabry disease, which is currently in our MARVEL-1 Phase 1/2 dose-finding clinical trial. Our preclinical program, FLT201 for the treatment of Gaucher disease, achieved candidate selection in 2019 and IND-enabling studies are currently underway. Our other preclinical program, FLT210 for the treatment of hemophilia A, has achieved preliminary lead candidate selection.

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Established commercial-scale cGMP manufacturing technology. Our focus on developing and actively managing our manufacturing platform means that we can leverage much of the manufacturing know-how from our lead program for the other product candidates in our pipeline. In addition to our internal CMC development capability, we have established relationships with leading CMOs who have demonstrated the ability to successfully run our manufacturing process at scale. We have established our manufacturing process in four locations in three countries, including our own current good manufacturing practice, or cGMP, suite at the Cell and Gene Therapy Catapult Manufacturing Centre in Stevenage, U.K., or Catapult, as well as with two leading global CMOs, Brammer Bio, LLC, or Brammer, a wholly-owned subsidiary of Thermo Fisher Scientific Inc., and Novasep Holding SAS, or Novasep.

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Deep and specialized expertise in gene therapy drug development, manufacturing and rare disease product commercialization. We have assembled a talented and experienced team with the goal of becoming a vertically integrated gene therapy company with market-leading research, clinical, development and manufacturing capabilities. For example, our Chief Executive Officer, Theresa Heggie, has extensive experience in the commercialization of treatments for rare diseases, through her prior roles leading Alnylam Pharmaceuticals Inc’s Europe, Middle East, Africa and Canada operations, as well as serving as CEO of Jerini AG following its acquisition by Shire plc, or Shire. She also served as Global Head of Commercial Operations for Shire Human Genetic Therapies, with responsibility for the commercialization of Shire’s treatments for rare diseases, including Fabry disease and Gaucher disease.

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Broad and engaged network of experts and patient advocacy groups. We believe our strong relationships with hemophilia and LSD key opinion leaders, or KOLs, and patient advocacy groups position us well to support our product development efforts and our potential for future commercial success. Furthermore, we believe that leveraging our continuously growing network of hemophilia B and Fabry disease clinicians and experts, as well as our respected position in the hematology and LSD community, will allow us to better understand the other diseases we target, including hemophilia A and Gaucher disease, and enable us to optimize our research, clinical development and commercial plans.

Our Strategy

Our goal is to become the leading commercial-stage AAV-based gene therapy company delivering one-time functionally curative treatments for inherited systemic debilitating diseases with high unmet need.

The key elements of our strategy to achieve this goal are to:

•

Complete the clinical development and obtain regulatory approval and reimbursement for FLT180a for the treatment of hemophilia B. Subject to the completion of and satisfactory results from the ongoing B-AMAZE Phase 1/2 clinical trial, we plan to initiate a pivotal clinical trial to demonstrate the safety and efficacy of FLT180a for the treatment of hemophilia B. In March 2020, we met with the FDA pursuant to our RMAT designation to discuss the approval pathway for FLT180a in the United States, including the potential ability to pursue accelerated approval based on FIX activity levels. If the results of our planned pivotal clinical trial confirm the activity and safety profile observed to date, we intend to submit a biologics license application, or BLA, and a Marketing Authorization Application, or MAA, for approval of FLT180a for the treatment of hemophilia B in the second half of 2023.

•

Advance the clinical development of FLT190 as a potential treatment, if approved, for Fabry disease to pivotal stage and through to approval. We are evaluating our second liver-directed gene therapy product candidate, FLT190 for the treatment of Fabry disease, in our ongoing MARVEL-1 Phase 1/2 clinical trial. We reported preliminary data from this trial in early 2020 and expect to continue the dose escalation portion of the study in previously treated patients and submit an IND in 2020.

•

Leverage our modular platform to facilitate efficient development of our earlier stage products and further expand our pipeline. We are currently conducting preclinical studies designed to support the initiation of clinical development of our third and fourth product candidates, FLT201 and FLT210, for the treatment of Gaucher disease and hemophilia A, respectively. FLT201 is expected to enter the clinic in 2021 and FLT210 is expected to enter the clinic thereafter, subject to further preclinical development and agreement with regulatory authorities. We plan to apply the experience we have gained in developing our most advanced programs to help facilitate efficient development of our product candidates where possible.

•

Continue to build our own commercial manufacturing capabilities and infrastructure to streamline clinical development and enable scale. We currently have agreements with established CMOs to support our current program requirements. In order to complement our mid- to long-term commercial needs for our most advanced pipeline candidates, meet near-term clinical supply needs for our other product candidates and optimize our supply chain, we intend to design and build an in-house commercial manufacturing facility which we currently expect to be operational in 2023. We are currently advancing engineering plans for such a facility, where we intend to use a proven modular cleanroom manufacturing system, which we believe will be faster and more efficient than conventional manufacturing technology.

•

Establish a global commercial infrastructure. We have development and worldwide commercial rights, through owned and in-licensed intellectual property rights, to all of our liver-directed gene therapy product candidates and intend to build a commercial infrastructure to be able to reach and treat patients in need of our product candidates. Due to the rare incidence and prevalence of hemophilia and LSDs, the market for these indications is driven by KOLs and concentrated around specialist centers experienced in gene therapy treatment. We will focus the build-out of our commercial organization on these centers, leveraging the established relationships we are building with KOLs and patient advocacy organizations.

•

Continue to expand our pipeline of gene therapy candidates beyond monogenic diseases, to address chronic multifactorial systemic conditions. We believe that the ability of our platform to deliver durable and high protein levels positions us to pioneer the use of gene therapy beyond monogenic disorders and expand the scope of gene therapy to treat chronic multifactorial systemic inflammatory diseases with higher incidence. We believe that early clinical success of our initial product candidates validates our modular platform and could facilitate more efficient expansion into other programs beyond monogenic genetic diseases. We are currently assessing safety and initial indication validation in preclinical disease models, and expect to provide further information on our first program in this area in due course.

Recent Developments

On June 29, 2020, we entered into a subscription agreement, pursuant to which we sold 46,515,834 of our Series C preferred shares to certain investors for a total of approximately $79.0 million (net of transaction expenses), which we refer to as the Series C Financing, which closed on July 1, 2020. See “Related Party Transactions.”

As of July 1, 2020, after giving effect to the Series C Financing and our receipt of the net proceeds therefrom, we had cash and cash equivalents of approximately $117.0 million after translating our cash and cash equivalents denominated in pounds sterling into U.S. dollars at a rate of $1.23868 to £1.00, and our cash and cash equivalents denominated in Euro into U.S. dollars at a rate of $1.102907 to €1.00, in each case, the noon buying rate of the Federal Reserve Bank of New York on July 1, 2020.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section titled “Risk Factors” before deciding whether to invest in our ordinary shares. Among these important risks are, but such risks are not limited to, the following:

•

We are a clinical-stage gene therapy company and have incurred significant losses in every year since our inception. We expect to continue to incur losses over the next several years and may never achieve or maintain profitability.

•	We will need additional funding to complete the development of our product candidates, which may not be available on acceptable terms, if at all.

•	Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

•	Our gene therapy product candidates are based on a novel technology, which makes it difficult to predict the timing and costs of development and of subsequently obtaining regulatory approval.

•

All of our product candidates are in clinical development or in preclinical development. If we are unable to advance our product candidates through clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

•

A pandemic, epidemic or outbreak of an infectious disease in the U.S., U.K. or the European Union, or EU, including COVID-19, may adversely affect our ability to successfully complete our planned clinical trials and receive regulatory approval for our product candidates.

•

If the clinical trials of any of our product candidates fail to demonstrate safety and efficacy to the satisfaction of the regulatory authorities, or do not otherwise produce favorable results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

•

Our product candidates and the process for administering our product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences following any potential marketing approval.

•

We rely, and expect to continue to rely, on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

•	We may not be able to successfully create our own manufacturing infrastructure for supply of our product candidates for use in clinical trials and for commercial sale.

•	We are dependent on a limited number of suppliers and, in some instances, a sole supplier, for some of our components and materials used in our product candidates.

•

We currently have no marketing and sales force and if we are unable to develop effective marketing and sales capabilities or enter into agreements with third parties to market and sell any of our product candidates that may be approved, we may not be successful in commercializing our product candidates if and when approved, and we may be unable to generate any product revenue.

•

We face significant competition in an environment of rapid technological change and the possibility that our competitors may achieve regulatory approval before us or develop therapies that are more advanced or effective than ours.

•

Our success depends on our ability to obtain and protect our intellectual property and to maintain patent protection for our current product candidates, any future product candidates we may develop and our technology and the failure to do so may impair our ability to successfully commercialize any of our product candidates.

•	Third-party claims of intellectual property infringement may prevent or delay our product discovery and development efforts.

•

In connection with the audit of our financial statements as of and for the years ended December 31, 2018 and 2019 in preparation for this offering, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. If we are not able to remediate the material weaknesses or if we otherwise fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial statements in a timely manner, which may adversely affect our business, investor confidence in our company and the market value of our ordinary shares.

•	As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

Corporate Information

Freeline Therapeutics Holdings Limited was incorporated under the laws of England and Wales in April 2020 as a private limited company with nominal assets and liabilities to become the ultimate holding company of Freeline Therapeutics Limited, and we re-registered as a public limited company and changed our name to Freeline Therapeutics Holdings plc in July 2020. Freeline Therapeutics Limited was incorporated under the laws of

England and Wales in March 2015. Our registered office is located at Stevenage Bioscience Catalyst, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2FX, United Kingdom and our telephone number is +44 (0)1438 906870. Our website address is www.freeline.life. The information contained on or accessible through our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our ADSs. We have included our website address as an inactive textual reference only.

Corporate Reorganization

Prior to the completion of this offering (i) the shareholders of Freeline Therapeutics Limited exchanged each of the shares held by them in Freeline Therapeutics Limited for the same number and class of newly issued shares of Freeline Therapeutics Holdings Limited pursuant to a share exchange agreement and, as a result, Freeline Therapeutics Holdings Limited will become the sole shareholder of Freeline Therapeutics Limited, (ii) we incorporated Freeline Holdings (UK) Limited, a new wholly owned subsidiary that will ultimately become the direct holding company of Freeline Therapeutics Limited and (iii) we re-registered as a public limited company and changed our name to Freeline Therapeutics Holdings plc.

After the date of this prospectus but prior to the closing of this offering, each class of shares of Freeline Therapeutics Holdings plc outstanding on the date of this prospectus (excluding the deferred shares) will be converted into a single class of ordinary shares of Freeline Therapeutics Holdings plc at the ratios set forth under the section of this prospectus titled “Corporate Reorganization,” and will then be consolidated and subdivided to reflect an approximately 1-for-0.159 reverse split prior to completion of this offering. Please see “Corporate Reorganization” in this prospectus for more information.

After the completion of our corporate reorganization and this offering, (i) Freeline Holdings (UK) Limited (wholly owned by Freeline Therapeutics Holdings plc) will acquire the entire issued share capital of Freeline Therapeutics Limited in exchange for an issue of shares in Freeline Holdings (UK) Limited and, as a result, Freeline Therapeutics Limited will become a wholly owned subsidiary of Freeline Holdings (UK) Limited and (ii) subject to completion of a capital reduction, it is presently expected that Freeline Therapeutics Limited will transfer, by way of a dividend in specie, the entire issued share capital of its wholly owned subsidiaries (i) Freeline Therapeutics, Inc. a corporation incorporated under the laws of the State of Delaware in October 2018, (ii) Freeline Therapeutics GmbH, a limited liability company incorporated under the laws of Germany in April 2015 and (iii) Freeline Therapeutics (Ireland) Limited, a limited liability company incorporated under the laws of Ireland in March 2019 to its immediate parent, Freeline Holdings (UK) Limited. Following this dividend in specie, each of Freeline Therapeutics Limited, Freeline Therapeutics, Inc., Freeline Therapeutics GmbH and Freeline Therapeutics (Ireland) Limited will be repositioned as a direct wholly owned subsidiary of Freeline Holdings (UK) Limited.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies in the United States. These provisions include:

•

a requirement to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in this prospectus;

•	reduced executive compensation disclosure; and

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may choose to take advantage of some but not all of these reduced disclosure requirements. We may take advantage of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest to occur of: (1) (a) the last day of the fiscal year following the fifth anniversary of the closing of this offering, (b) the last day of the fiscal year in which our annual gross revenue is $1.07 billion or more, or (c) the date on which we are deemed to be a “large accelerated filer,” under the rules of the SEC, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the end of our second quarter and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Emerging Growth Company Status.” We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

Upon the completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	the requirement to comply with Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material information;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer. As a result, we do not know if some investors will find our ADSs less attractive, which may result in a less active trading market for our ADSs or more volatility in the price of our ADSs.

As a result of the above, the information contained in this prospectus may be different from the information you receive from other public companies in which you hold shares.

THE OFFERING

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our ADSs. You should carefully read this entire prospectus before investing in our ADSs including “Risk Factors” and our consolidated financial statements.

Issuer	Freeline Therapeutics Holdings plc

Offering	We are offering 8,823,529 ADSs, each ADS representing one ordinary share.

Option to purchase additional ADSs	We have granted the underwriters the right to purchase up to an additional 1,323,529 ADSs from us within 30 days of the date of this prospectus.

American Depositary Shares	Each ADS represents one ordinary share, nominal value £0.00001 per share. The ADSs may be evidenced by American Depositary Receipts, or ADRs. The depositary will hold the ordinary shares underlying the ADSs in a custody account with the custodian, and you will have the rights of an ADS holder or beneficial owner (as applicable) as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. To better understand the terms of our ADSs, see “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Depositary	Citibank, N.A.

Custodian	Citibank, N.A. (London Branch)

Listing	Our ADSs have been approved on The Nasdaq Global Select Market under the symbol “FRLN”.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, to be approximately $143.1 million, or $165.2 million if the underwriters exercise their option to purchase additional ADSs in full, based on the initial public offering price of $18.00 per ADS.

We currently intend to use the net proceeds from this offering, together with our existing cash, as follows:

•

approximately $95.0 million to $105.0 million to fund further clinical and CMC development of our product candidates, including (i) the completion of our ongoing Phase 1/2 B-AMAZE clinical trial of our lead product candidate, FLT180a as well as the enrollment of at least an additional 20 patients in our planned Phase 2b/3 pivotal clinical trial of FLT180a, (ii) the completion of the dose escalation portion of our ongoing Phase 1/2 MARVEL-1 clinical trial of FLT190, and (iii) further progressing our FLT201 program, including commencing clinical trials to study the efficacy and safety of this product candidate; and

•	the balance for other general corporate purposes, including general and administrative expenses and working capital.

See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Dividend policy	The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors. We do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy” for more information.

Directed Share Program	At our request, the underwriters have reserved up to 441,176 ADSs, or 5% of the ADSs offered pursuant to this prospectus, for sale at the initial public offering price per ADS through a directed share program, to directors, officers, employees and certain other individuals associated with us. The number of ADSs available for sale to the general public will be reduced by the number of reserved ADSs sold to these individuals. Any reserved ADSs not purchased by these individuals will be offered by the underwriters to the general public on the same basis as the other ADSs offered pursuant to this prospectus. See “Underwriting—Directed Share Program.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ADSs.

Unless otherwise stated in this prospectus, the number of our ordinary shares to be outstanding after this offering is based on 25,921,158 ordinary shares outstanding as of August 1, 2020, after giving effect to the issuance of an aggregate of 46,515,834 of our series C preferred shares in June 2020 pursuant to the Series C Financing and the corporate reorganization, and after giving effect to the issuance of the ordinary shares in the form of ADSs to be issued and sold by us in this offering, and excludes:

•	2,249,258 ordinary shares issuable upon the exercise of options granted on July 13, 2020 in connection with our Series C Financing, with an exercise price of $12.82 per share;

•

1,152,432 ordinary shares underlying the number of grants we will issue at a strike price of $18.00, the initial public offering price per ADS, in connection with this offering to certain of our employees, or the IPO Grants;

•

3,474,469 ordinary shares authorized for future issuance under our 2020 Omnibus Incentive Plan, or the 2020 Plan, adopted in connection with this offering (inclusive of shares reserved in respect of the IPO Grants); and

•	347,447 ordinary shares authorized for future issuance under our 2020 Employee Share Purchase Plan, or the 2020 ESPP, adopted in connection with this offering.

Unless otherwise indicated, all information contained in this prospectus also reflects and assumes:

•	the consummation of the Series C Financing, including the issuance of 46,515,834 of our series C preferred shares in June 2020 and the receipt of the net proceeds therefrom;

•

the consummation of the transactions described under “Corporate Reorganization” prior to the closing of this offering (including the approximately 1-for-0.159 reverse split of all our ordinary shares prior to completion of this offering);

•	the initial public offering price of $18.00 per ADS;

•	no exercise of the option granted to the underwriters to purchase up to an additional 1,323,529 ADSs in connection with this offering; and

•	no purchase of ADSs by directors, officers, employees or certain other individuals through our directed share program.

Following the reorganization into a single class of ordinary shares as described above, such ordinary shares will be consolidated and subdivided to reflect an approximately 1-for-0.159 reverse split of such ordinary shares and the balance of any ordinary shares will be redesignated as deferred shares prior to completion of this offering.

Such reorganization will involve (without limitation) the redesignation of classes of shares, the consolidation and/or the subdivision of shares pursuant to the terms of the articles of association of the Company in effect at such time as described above. The number of ordinary shares that each current shareholder of Freeline Therapeutics Holdings plc receives will be rounded up or down to the nearest whole share. Therefore, upon consummation of the corporate reorganization and prior to the completion of this offering, the current shareholders of Freeline Therapeutics Holdings plc will hold an aggregate of approximately 25,921,158 ordinary shares of Freeline Therapeutics Holdings plc.

SUMMARY FINANCIAL AND OTHER INFORMATION

The following tables present our summary financial data. We derived the summary statement of operations and comprehensive loss data for the fiscal years ended December 31, 2018 and 2019 and the summary balance sheet data as of December 31, 2019 from our audited financial statements included elsewhere in this prospectus. We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB.

We maintain the financial statements of each entity within the group in its local currency, which is also the entity’s functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other expense, net in the consolidated statement of comprehensive loss. For financial reporting purposes our financial statements have been presented in U.S. dollars, the reporting currency. The financial statements of entities are translated from their functional currency into the reporting currency as follows: assets and liabilities are translated at the exchange rates at the balance sheet dates, revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included as a foreign exchange adjustment to other comprehensive loss, a component of shareholders’ equity.

As of December 31, 2019, the last business day of the year ended December 31, 2019, the representative exchange rate was £1.00 = $1.3269.

This financial information should be read in conjunction with “Presentation of Financial and Other Information,” “Corporate Reorganization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended December 31,
	2018	2019
	(in thousands of U.S. dollars, except share and per share data)
Statement of Operations and Comprehensive Loss Data:
Operating expenses:
Research and development	$34,191	$47,043
General and administrative	6,558	16,057
General and administrative - fees due to related parties	232	544

Total operating expenses	40,981	63,644

Loss from operations	(40,981)	(63,644)

Other income, net:
Other expense, net	(390)	(793)
Interest (expense) income, net	(151)	74
Benefit from R&D tax credit	8,266	10,595

Total other income, net	7,725	9,876

Loss before income taxes	(33,256)	(53,768)
Income tax expense	(27)	(141)

Net loss	$(33,283)	$(53,909)

Other comprehensive income (loss):
Foreign currency translation adjustment	(835)	(154)

Total comprehensive loss	$(34,118)	$(54,063)

Net loss per share attributable to ordinary shareholders—basic and diluted	$(7.20)	$(8.49)

Weighted average ordinary shares outstanding—basic and diluted	4,621,495	6,347,818

Pro forma for corporate reorganization—net loss per share attributable to ordinary shareholders—basic and diluted (unaudited)(1)		$(3.86)

Pro forma for corporate reorganization—weighted average ordinary shares outstanding—basic and diluted (unaudited)(1)		13,950,736

Pro forma net loss per share attributable to ordinary shareholders—basic and diluted (unaudited)(2)		$(2.52)

Pro forma weighted average ordinary shares outstanding—basic and diluted (unaudited)(2)		21,351,152

	As of December 31, 2019
	Actual	Pro Forma For Corporate Reorganization(3)	Pro Forma(4)	Pro Forma As Adjusted(5)
	(in thousands of U.S. dollars, except share data)
Balance Sheet Data:
Cash and cash equivalents	$73,702	73,702	$152,702	$295,667
Working capital(6)	76,612	76,612	155,612	303,318
Total assets	97,390	97,390	176,390	314,614
Preferred shares	1	—	—	—
Ordinary shares	—	1	1	1
Additional paid-in capital	207,622	207,622	286,622	429,587
Accumulated deficit	(119,668)	(119,668)	(119,668)	(119,668)
Total shareholders’ equity	84,956	84,956	163,956	306,921

(1)

Pro forma for corporate reorganization—net loss per share attributable to ordinary shareholders—basic and diluted and pro forma for corporate reorganization—weighted average ordinary shares outstanding—basic and diluted (unaudited) gives effect to our corporate reorganization (including the approximately 1-for-0.159 reverse split of all our ordinary shares prior to completion of this offering) as described under “Corporate Reorganization” (and excludes the 46,515,834 series C preferred shares issued in June 2020 in connection with the Series C Financing which will be redesignated as approximately 7,387,809 ordinary shares following our corporate reorganization) as if the corporate reorganization had occurred on January 1, 2019. The pro forma for corporate reorganization information above reflects the initial offering price of $18.00 per ADS, as described under “Corporate Reorganization.” Such reorganization will involve (without limitation) the redesignation of classes of shares, the consolidation and/or the subdivision of shares pursuant to the terms of the articles of association of the Company in effect at such time as described above. The number of ordinary shares that each current shareholder of Freeline Therapeutics Holdings plc receives will be rounded up or down to the nearest whole share. Therefore, upon consummation of the corporate reorganization and prior to the completion of this offering, the current shareholders of Freeline Therapeutics Holdings plc will hold an aggregate of approximately 25,921,158 ordinary shares of Freeline Therapeutics Holdings plc.

(2)

Pro forma net loss per share attributable to ordinary shareholders—basic and diluted (unaudited) and pro forma weighted average ordinary shares outstanding—basic and diluted (unaudited) gives effect to (i) the Series C Financing and (ii) our corporate reorganization (including the approximately 1-for-0.159 reverse split of all our ordinary shares prior to completion of this offering) as described under “Corporate Reorganization” as if such transactions had occurred on January 1, 2019.

(3)

The unaudited pro forma for corporate reorganization balance sheet data gives effect to our corporate reorganization (including the approximately 1-for-0.159 reverse split of all our ordinary shares prior to completion of this offering) as described under “Corporate Reorganization.”

(4)

The unaudited pro forma balance sheet data gives effect to (i) the Series C Financing and (ii) our corporate reorganization (including the approximately 1-for-0.159 reverse split of all our ordinary shares prior to completion of this offering) as described under “Corporate Reorganization.”

(5)

The unaudited pro forma as adjusted balance sheet data gives effect to (i) the Series C Financing, (ii) our proposed corporate reorganization and (iii) the issuance and sale of 8,823,529 ADSs in this offering by us at the initial public offering price of $18.00 per ADS, and the application of the net proceeds of the offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under “Use of Proceeds.”

(6)	We define working capital as current assets less current liabilities.

RISK FACTORS

Investing in our ADSs involves a high degree of risk. Before deciding whether to invest in the ADSs, you should carefully consider the risks described below and all other information contained in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. We believe the risks described below are the risks that are material to us as of the date of this prospectus. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In these circumstances, the market price of our ADSs could decline and you may lose all or part of your investment. You should also carefully review the cautionary statements referred to under “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in this prospectus.

Risks Related to Our Financial Position and Need For Additional Capital

We are a clinical stage gene therapy company and have incurred significant net losses since inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

We are a clinical stage gene therapy company with a limited operating history. Since our inception in 2015, we have incurred significant net losses. Our net losses were $33.3 million and $53.9 million for the years ended December 31, 2018 and 2019, respectively. As of December 31, 2019, we had an accumulated deficit of $119.7 million. We have financed our operations primarily through private placements of preferred shares, a substantial portion of which have been issued to Syncona. To date, we have devoted substantially all of our efforts to research and development of our product candidates, including clinical development of our lead product candidates, FLT180a and FLT190, as well as to building out our management team and clinical manufacturing infrastructure. We do not currently have any approved products and have never generated any revenue from product sales. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval and commercialization of our product candidates and we do not know if or when we will become profitable. These net losses will adversely impact our shareholders’ equity and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if, and as, we:

•

continue research and development of our gene therapy product candidates, including our ongoing Phase 1/2 clinical trial and our planned pivotal clinical trial for FLT180a, our ongoing Phase 1/2 clinical trial for FLT190, and our planned Phase 1/2 clinical trials for FLT201 and FLT210;

•	initiate clinical trials and preclinical studies for any additional product candidates that we may pursue in the future and further develop our pipeline of gene therapy product candidates;

•	invest in our gene therapy platform;

•

prepare our biologics license application, or BLA, and marketing authorization application, or MAA, for each of our systemic gene therapy product candidates and otherwise seek regulatory approval for any product candidates that successfully complete clinical trials;

•	manufacture our product candidates in accordance with current good manufacturing practices, or cGMP, for clinical trials or potential commercial sales;

•	establish and validate in-house and contracted commercial-scale cGMP manufacturing facilities;

•	establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval;

•	develop, maintain, expand, protect and enforce our intellectual property portfolio;

•	acquire or in-license other product candidates and technologies;

•

add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product candidate and platform development and potential future commercialization efforts;

•	secure, maintain or obtain freedom to operate for any of our owned or licensed technologies and product candidates;

•	expand our operations in the United States, the United Kingdom and Europe;

•	incur additional legal, accounting and other expenses associated with operating as a public company;

•	incur additional setbacks or delays to the initiation or completion of preclinical studies, product development and/or clinical trials due to COVID-19; and

•	incur any disruption or delays to the supply of our product candidates due to COVID-19.

We may never succeed in any or all of these activities and, even if we do, we may never generate revenues that are significant or large enough to achieve profitability. Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond our current expectations if we are required by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, or other regulatory agencies to perform clinical trials or studies in addition to those that we currently anticipate.

If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our ADSs and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our ADSs also could cause you to lose all or part of your investment.

Even if we consummate this offering, we will need substantial additional funding to complete the development and commence commercialization of our product candidates, which may not be available on acceptable terms, if at all. Failure to obtain additional funding when required may force us to delay, limit or terminate our product development efforts or other operations.

Our audited consolidated financial statements for the year ended December 31, 2019, included elsewhere in this prospectus, note that there is substantial doubt about our ability to continue as a going concern, absent sources of additional liquidity. In order to fund further operations, we will need to raise capital in addition to the net proceeds of this offering. We may seek these funds through a combination of private and public equity offerings, debt financings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when we need it or may not be available on terms that are favorable to us. These conditions raise substantial doubt about our ability to continue as a going concern, and we will be required to raise additional funds, seek alternative means of financial support, or both, in order to continue operations. The accompanying audited consolidated financial statements have been prepared assuming that we will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty. If we are unable to raise the requisite funds, we will need to curtail or cease operations.

As of July 1, 2020, after giving effect to the Series C Financing and our receipt of the net proceeds therefrom, we had approximately $117.0 million in cash and cash equivalents after translating our cash and cash equivalents denominated in pounds sterling into U.S. dollars at a rate of $1.23868 to £1.00, and our cash and cash equivalents denominated in Euro into U.S. dollars at a rate of $1.102907 to €1.00, in each case, the noon buying rate of the Federal Reserve Bank of New York on July 1, 2020. We estimate that our net proceeds from this offering will be $143.1 million, based on the initial public offering price of $18.00 per ADS, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We believe that, based on our current operating plan, the net proceeds from this offering, together with our existing capital resources, will be sufficient to fund our anticipated operations into the second half of 2022. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, initiate further clinical trials of and seek marketing approval for our most advanced product candidate, FLT180a and our second most advanced product candidate, FLT190, and commence clinical development of our preclinical assets, FLT201 and FLT210. In addition, if we obtain marketing approval for our product candidates, we expect to incur significant expenses related to product sales, medical affairs, marketing, manufacturing and distribution. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. Additionally, any additional COVID-19-related program setbacks or delays due to changes in federal or state laws or clinical site policies could impact our programs and increase our expenditures. Our future capital requirements will depend on many factors, including:

•

the scope, progress, results and costs of laboratory testing, manufacturing and clinical development for our most advanced product candidate, FLT180a, and our second most advanced product candidate, FLT190;

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the scope, progress, results and costs of laboratory testing, manufacturing, preclinical and clinical development of our current preclinical assets, FLT201 and FLT210, and any future product candidates;

•	the extent to which we acquire or in-license other product candidates and technologies;

•	the number of potential new product candidates we may identify and decide to develop;

•	successful development of companion diagnostics for use with our product candidates;

•	our ability to establish and maintain collaborations and license agreements on favorable terms, if at all;

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the costs, timing and outcome of potential future commercialization activities, including manufacturing, marketing, sales and distribution for our product candidates, for which we receive marketing approval;

•	the impact of COVID-19 on the initiation or completion of preclinical studies or clinical trials and the supply of our product candidates;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the sales price and availability of adequate third-party coverage and reimbursement for our product candidates, if and when approved; and

•	the costs of operating as a public company.

Developing product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our product revenues, if any, will be derived from or based on sales of product candidates that may not be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, if at all.

If we are unable to obtain adequate funding on a timely basis, we may be required to significantly curtail, delay or discontinue our research and development programs of our product candidates or any commercialization efforts, be unable to expand our operations or be unable to otherwise capitalize on our business opportunities, any of which could harm our business and potentially cause us to discontinue operations.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

Since our inception, we have devoted substantially all of our resources to developing FLT180a, FLT190 and our other product candidates, developing our manufacturing platform, building our intellectual property portfolio and providing general and administrative support for these operations. Our most advanced product candidate, FLT180a, is in a Phase 1/2 clinical trial for the treatment of patients with moderate or severe hemophilia B. We have not yet demonstrated our ability to successfully complete Phase 2 or Phase 3 clinical trials or other pivotal clinical trials, obtain regulatory approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf or conduct sales and marketing activities necessary for successful product commercialization. In addition, given our limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors in achieving our business objectives. Additionally, we expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control, such as delays and disruptions at clinical sites due to COVID-19. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or more experience developing product candidates.

We have never generated revenue from product sales and may never be profitable.

Our ability to generate revenue from product sales and achieve profitability depends on our ability, alone or with collaborative partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our product candidates. We do not anticipate generating revenues from product sales for the next several years, if ever. Our ability to generate future revenues from product sales depends heavily on our, or our collaborators’, ability to successfully:

•	complete research and preclinical and clinical development of our product candidates;

•	seek and obtain regulatory and marketing approvals for any of our product candidates for which we successfully complete clinical trials;

•

launch and commercialize any of our product candidates for which we obtain regulatory and marketing approval by establishing a sales force, marketing, and distribution infrastructure or, alternatively, collaborating with a commercialization partner;

•	qualify for adequate coverage and reimbursement by government and third-party payors for any our product candidates for which we obtain regulatory and marketing approval;

•	develop, maintain, and enhance a sustainable, scalable, reproducible and transferable manufacturing process for the product candidates we may develop;

•

establish and maintain supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and the market demand for any of our product candidates for which we obtain regulatory and marketing approval;

•	obtain market acceptance of any product candidates we may develop as viable treatment options;

•	address competing technological and market developments;

•	implement internal systems and infrastructure, as needed;

•	negotiate favorable terms in any collaboration, licensing, or other arrangements into which we may enter and performing our obligations in such collaborations;

•	maintain, protect, expand, and enforce our portfolio of intellectual property rights, including patents, trade secrets, and know-how;

•	avoid and defend against third-party interference, infringement, misappropriation or other violation claims; and

•	attract, hire, and retain qualified personnel.

Even if one or more of our product candidates is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond expectations if we are required by the FDA or the EMA, or other regulatory authorities to perform clinical trials and other studies in addition to those that we currently anticipate. Even if we are able to generate revenues from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations.

Risks Related to the Discovery, Development and Regulatory Approval of our Product Candidates

Our gene therapy product candidates are based on a novel technology, which makes it difficult to predict the timing and costs of development and of subsequently obtaining regulatory approval. Very few adeno-associated virus-based, or AAV-based, in vivo gene therapy products have been approved by the FDA or the EMA to date.

We have concentrated our research and development efforts on FLT180a for the treatment of hemophilia B, and FLT190 for the treatment of Fabry disease, our two most advanced product candidates.

Because we are developing product candidates using a gene therapy technology for which there is little clinical trial experience, there is an increased risk that the FDA, EMA or other regulatory authorities may not consider the endpoints of our clinical trials to be sufficient for marketing approval. The product specifications and the clinical trial requirements of the FDA, EMA and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of such product candidate. The regulatory approval process for novel product candidates such as ours is unclear and may be lengthier and more expensive than the process for other, better-known or more extensively studied product candidates. For example, the FDA generally requires multiple well-controlled clinical trials to provide the evidence of effectiveness necessary to support a BLA, although FDA guidance provides that reliance on a single pivotal trial may be appropriate if the trial has demonstrated a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potential serious outcome, and where confirmation of the result in a second trial would be practically or ethically impossible. We expect that our planned pivotal clinical trial for FLT180a will be the only pivotal trial necessary to support a BLA for FLT180a, but there can be no assurance that the FDA will accept this single trial as sufficient to demonstrate substantial evidence of effectiveness of FLT180a.

Regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future. The FDA has established the Office of Cellular, Tissue and Gene Therapies within its Center for Biologics Evaluation and Research, or CBER, to consolidate the review of gene therapy and related products, and has established the Cellular, Tissue and Gene Therapies Advisory Committee to advise the CBER in its review. In addition, the FDA, EMA and the National Institutes of Health, or NIH, have each expressed interest in further regulating biotechnology, including gene therapy and genetic testing. For example, the EMA advocates a risk-based approach to the development of a gene therapy product. Agencies at both the federal and state level in the United States, as well as U.S. congressional committees and other governments and governing agencies, have also expressed interest in further regulating the biotechnology industry. Such action may delay or prevent commercialization of some or all of our product candidates.

These regulatory review committees and advisory groups, and the new guidelines they promulgate, may lengthen the regulatory review process, require us to perform additional preclinical studies or clinical trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our current or future product candidates or lead to significant post-approval limitations or restrictions. As we advance our product candidates, we will be required to consult with these regulatory and advisory groups and comply with applicable guidelines. If we fail to do so, we may be required to delay or discontinue development of our product candidates. These additional processes may result in a review and approval process that is longer than we otherwise would have expected. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue, and our business, financial condition, results of operations and prospects would be harmed. Even if our product candidates are approved, we expect that the FDA will require us to submit follow-up data regarding our clinical trial subjects for a number of years after approval. In January 2020, the FDA released a final guidance with recommendations for long-term follow-up studies of patients following human gene therapy administration due to the increased risk of undesirable and unpredictable outcomes with gene therapies that may present as delayed adverse events. If this follow-up data shows negative long-term safety or efficacy outcomes for these patients, the FDA may revoke its approval or change the label of our products in a manner that could have an adverse impact on our business.

In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other oversight bodies to change the requirements for approval of our product candidates. Similarly, the EMA may issue new guidelines concerning the development and marketing authorization for gene therapy products and require that we comply with these new guidelines. Although numerous companies are currently advancing gene therapy products through clinical trials, to our knowledge, only a very few AAV based in vitro gene therapy products have received marketing authorization from the FDA to date.

As a result of these factors, it is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for FLT180a in either the United States or the European Union or how long it will take to commercialize our other product candidates. Additionally, approvals by the EMA may not be indicative of what the FDA may require for approval, and vice versa.

All of our product candidates are in preclinical or clinical development. Clinical trials are difficult to design and implement, and they involve a lengthy and expensive process with uncertain outcomes. We may encounter substantial delays in completing, or ultimately be unable to complete, the development of our current and future product candidates.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive, time-consuming and uncertain as to outcome. To date, we have not completed any clinical trials required for the approval of any of our product candidates. We expect to complete our Phase 1/2 B-AMAZE clinical trial of FLT180a for hemophilia B in due course and are targeting the commencement of our planned pivotal clinical trial in 2021, subject to agreement with regulatory authorities. In parallel, we are also advancing FLT190 for the treatment of Fabry disease, which is currently in a Phase 1/2 dose-finding clinical trial. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. In addition, our drug development programs contemplate the development of companion diagnostics, which are assays or tests to identify an appropriate patient population. Companion diagnostics are subject to regulation as medical devices and must themselves be cleared or approved for marketing by the FDA or certain other foreign regulatory agencies before we may commercialize our product candidates. Events that may prevent successful or timely completion of clinical development include:

•	delays in reaching a consensus with the FDA, EMA or other regulatory authorities on trial design;

•	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;

•	delays in opening clinical trial sites or obtaining required institutional review board or independent ethics committee approval at each clinical trial site;

•	delays in recruiting suitable patients to participate in our future clinical trials;

•	additional delays to clinical trials or to the supply of our or our collaborators’ candidates due to COVID-19;

•	successful development of companion diagnostics for use with our product candidates;

•	imposition of a clinical hold by regulatory authorities as a result of a serious adverse event or after an inspection of our clinical trial operations or clinical trial sites;

•	failure by us, any CROs we engage or any other third parties to adhere to clinical trial requirements;

•	failure to perform in accordance with good clinical practice, or GCP, or applicable regulatory guidelines in Europe and other international markets;

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delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical trial sites, including delays by third parties with whom we have contracted to perform certain of those functions;

•	delays in having patients complete participation in a clinical trial or return for post-treatment follow-up;

•	clinical trial sites or patients dropping out of a clinical trial;

•	selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

•	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•	occurrence of serious adverse events in clinical trials of the same class of agents conducted by other sponsors;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, global pandemics or natural disasters, including earthquakes, typhoons, floods and fires.

In particular, all of the clinical trials for our product candidates conducted to date have been conducted at a single site in the United Kingdom, the Royal Free Hospital in London. We anticipate expanding our ongoing and future clinical trials to new trial sites as we continue to enroll patients in our ongoing trials and commence future trials. However, there can be no assurance that we will successfully open new clinical trial sites and obtain any required approvals for such trial sites on a timely basis, or at all. Any failure to successfully open new clinical trial sites on a timely basis could delay or prevent the successful completion of our clinical trials. Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business, financial condition, results of operations and prospects.

A pandemic, epidemic or outbreak of an infectious disease in the U.S., U.K. or EU may adversely affect our business.

If a pandemic, epidemic or outbreak of an infectious disease occurs in the U.S., U.K., EU or worldwide, our business may be adversely affected. For example, in December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. This virus continues to spread globally and, as of April 2020, has spread to over 150 countries, including the United States. The spread of COVID-19 has impacted the global economy and has impacted our operations, including the interruption of our preclinical and clinical trial activities and potential interruption to our supply chain. For example, the COVID-19 pandemic has delayed enrollment in our clinical trials, including our ongoing Phase 1/2 clinical trial and our planned pivotal clinical trial for FLT180a, our ongoing Phase 1/2 clinical trial for FLT190. Our planned Phase 1/2 clinical trials for FLT201 and FLT210, also could be delayed due to government orders and site policies on account of the pandemic, and some patients may be unwilling or unable to travel to study sites, enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct preclinical studies and clinical trials or release clinical trial results and could delay our ability to obtain regulatory approval and commercialize our product candidates. The spread of an infectious disease, including COVID-19, may also result in the inability of our suppliers to source or deliver components or raw materials necessary for our clinical supply on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. Such events may result in a period of business disruption, and in reduced operations, or doctors and medical providers may be unwilling to participate in our clinical trials, any of which could materially affect our business, financial condition and results of operations.

The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. A significant pandemic as with COVID-19, or any other infectious disease, could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide, resulting in an economic downturn that could impact our business, financial condition and results of operations.

We may fail to demonstrate safety and efficacy of our product candidates to the satisfaction of applicable regulatory authorities.

Before obtaining marketing approval from regulatory authorities for the sale of any product candidates, including FLT180a and FLT190, we may identify and develop, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy in humans of any such product candidates. Clinical testing is expensive, difficult to design and implement, can take many years to complete, and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial, such as the interim results for our ongoing Phase 1/2 clinical trials for FLT180a and FLT190, do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their product candidates.

If the results of our ongoing Phase 1/2 clinical trials and planned pivotal clinical trial for FLT180a, our ongoing Phase 1/2 clinical trial for FLT190, our planned Phase 1/2 clinical trials for FLT201 and FLT210, or future clinical trials for our other product candidates do not demonstrate the efficacy of our product candidates, or if there are safety concerns or serious adverse events associated with our product candidates, we may:

•	be delayed in obtaining marketing approval for our product candidates and clearance or approval for any companion diagnostics from applicable regulatory authorities, if at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to additional post-marketing testing requirements;

•	be subject to changes in the way the product is administered;

•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities suspend and/or revoke their approval of the product or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy, or REMS;

•	be subject to the addition of labeling statements, such as warnings or contraindications;

•	be sued; or

•	experience damage to our reputation.

Our development costs will increase if we experience delays in testing or marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical study or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates.

Success in preclinical studies or clinical trials may not be indicative of results in future clinical trials for the same or other product candidates.

Results from previous preclinical studies or clinical trials are not necessarily predictive of future clinical trial results, and interim results of a clinical trial are not necessarily indicative of final results. Our product candidates may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials. For example, the clinical trial process may fail to demonstrate that FLT180a is safe for humans and effective for indicated uses. This failure would cause us to abandon further clinical development of FLT180a, which is our lead product candidate.

Success in preclinical testing and early clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. Frequently, product candidates that have shown promising results in early clinical trials have subsequently suffered significant setbacks in later clinical trials. To date, our clinical trials have involved small patient populations and because of the small sample size, the interim results of these clinical trials may be subject to substantial variability and may not be indicative of either future interim or final results. In addition, the design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. There is a high failure rate for drugs and biologic products proceeding through clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including due to changes in regulatory policy during the period of our product candidate development. Any such delays could negatively impact our business, financial condition, results of operations and prospects.

Additionally, some of our trials may be open-label studies, where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. Therefore, it is possible that positive results observed in open-label trials, such as those we have conducted, will not be replicated in later placebo-controlled trials.

Furthermore, while we believe that success in the preclinical and clinical development of our lead product candidates, FLT180a and FLT190, will help advance the development timelines for future product candidates, there can be no assurance that we will be able to do so. Promising results for the use of our proprietary capsid and CMC platform to develop product candidates for the treatment of hemophilia B and Fabry disease do not guarantee that our gene therapy platform will be effective in generating gene therapy candidates for the treatment of other diseases. There is a high failure rate for drugs and biologic products succeeding through clinical trials, and even if we are successful in developing our lead product candidates, we may not be able to replicate those results for the treatment of other diseases with our gene therapy product candidates.

We may find it difficult to enroll patients in our clinical trials, which could delay or prevent us from proceeding with clinical trials of our product candidates.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends on our ability to recruit patients to participate, as well as completion of required follow-up periods. If patients are unwilling to enroll in our gene therapy clinical trials because of the COVID-19 pandemic and restrictions on travel or healthcare institution policies, negative publicity from adverse events related to the biotechnology or gene therapy fields, competitive clinical trials for similar patient populations, clinical trials in products employing AAV vectors, the impact of the global coronavirus pandemic or for other reasons, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of our product candidates may be delayed. These delays could result in increased costs, delays in advancing our product candidates, delays in testing the effectiveness of our product candidates or termination of clinical trials altogether.

Our current product candidates are being developed to treat rare conditions, which are generally defined as having a patient population of fewer than 200,000 individuals in the United States and less than one in 2,000 individuals in the European Union. For example, the incidence of hemophilia B is estimated to be approximately one in 30,000 male live births, implying a total population of approximately 9,000 males in the United States and the five major European markets (U.K., Germany, France, Italy and Spain). The incidence of Fabry disease is approximately one in 40,000 males and one in 20,000 females, implying a total population of approximately 9,000 diagnosed Fabry patients. Further, under current technology, AAV-based gene therapies can only be administered once to any given patient. As a result, if a patient has been treated with an AAV-based gene therapy by a competitor, that patient will no longer be eligible to participate in our clinical trials, which could cause delays in our patient enrollment by further limiting the size of our eligible patient population. In addition, patients may be unwilling to enroll until a product candidate has been broadly tested given the therapy can only be administered once. We may not be able to initiate or continue clinical trials if we cannot enroll a sufficient number of eligible patients to participate in the clinical trials required by the FDA, EMA or other regulatory authorities. As a result, we may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics, to complete our clinical trials in a timely manner.

Patient enrollment can be affected by many factors, including:

•	size of the patient population and process for identifying patients;

•	eligibility and exclusion criteria for our clinical trials;

•	perceived risks and benefits of our product candidates or gene therapy treatment in general, including that patients can currently only be dosed with an AAV once in their lifetime;

•	severity of the disease under investigation;

•	the impacts of the COVID-19 pandemic;

•	proximity and availability of clinical trial sites for prospective patients;

•	ability to obtain and maintain patient consent;

•	patient dropouts prior to completion of clinical trials;

•	patient referral practices of physicians; and

•	ability to monitor patients adequately during and after treatment.

Our ability to successfully initiate, enroll and complete clinical trials in any foreign country is subject to numerous risks unique to conducting business in foreign countries, including:

•	difficulty in establishing or managing relationships with CROs and physicians;

•	different standards for the conduct of clinical trials;

•	absence in some countries of established groups with sufficient regulatory expertise for review of gene therapy protocols;

•	inability to locate qualified local consultants, physicians and partners; and

•	the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatment.

If we have difficulty enrolling a sufficient number of patients or finding additional clinical trial sites to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials, any of which could have an adverse effect on our business, financial condition, results of operations and prospects. In addition, it is possible that the COVID-19 pandemic may have an impact on the workforce of the third parties and CROs on which we rely, which could adversely impact our ability to conduct preclinical studies and clinical trials of our product candidates on expected timeframes or to complete such studies and trials.

All of the clinical trials for our product candidates conducted to date were conducted at a single site outside the United States, and the FDA may not accept data from trials conducted in such locations.

To date, all of the clinical trials conducted on our product candidates were conducted in the United Kingdom. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of such data is subject to conditions imposed by the FDA. For example, the clinical trial must be well-designed and conducted and performed by qualified investigators in accordance with ethical principles. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will depend on its determination that the trials also complied with all applicable U.S. laws and regulations. If the FDA does not accept the data from any trial that we conduct outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and would delay or permanently halt our development of the applicable product candidates.

In addition, in order to commence a clinical trial in the United States, we are required to seek FDA acceptance of an investigational new drug, or IND, for each of our product candidates. While we have an active IND for our lead product, FLT180a for the treatment of hemophilia B, we do not yet have an IND open in the United States for FLT190 for the treatment of Fabry disease. We cannot provide assurance that any future IND we submit to the FDA, or any similar clinical trial approvals we submit in other countries, will be accepted. Additionally, delays in submitting an IND may occur as a result of the COVID-19 pandemic, including as a result of the impact of the COVID-19 pandemic on preclinical testing and clinical trial sites. We may also be required to conduct additional preclinical testing prior to submitting an IND for any of our product candidates, and the results of any such testing may not be positive. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to a BLA submission and approval of our product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in commercializing our product candidates.

Our product candidates and the process for administering our product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences following any potential marketing approval.

Undesirable side effects that may be caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA or other comparable foreign regulatory authorities. During the conduct of clinical trials, patients may report changes in their health, including illnesses, injuries and discomforts, to their study doctor. Often, it is not possible to determine whether the product candidate being studied caused these conditions. Various illnesses, injuries and discomforts have been reported from time to time during clinical trials of our product candidates. Regulatory authorities may draw different conclusions or require additional testing to confirm these determinations.

In addition, it is possible that as we test our product candidates in larger, longer and more extensive clinical programs, or as use of these product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by patients. Many times, side effects are only detectable after investigational products are tested in large-scale, Phase 3 clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. If additional clinical experience indicates that our product candidates cause serious or life-threatening side effects, the development of our product candidates may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be suspended and/or revoked, which would harm our business, prospects, operating results and financial condition.

There have been several significant adverse side effects in gene therapy treatments in the past. While new recombinant vectors have been developed to reduce these side effects, gene therapy is still a relatively new approach to disease treatment and additional adverse side effects could develop. There also is the potential risk of delayed and longer-term adverse events following exposure to gene therapy products due to persistent biologic activity of the genetic material or other components of products used to carry the genetic material.

Possible adverse side effects that could occur with treatment with gene therapy products include an immunologic reaction early after administration that, while not necessarily adverse to the patient’s health, could substantially limit the effectiveness of the treatment. In many clinical trials involving AAV vectors for gene therapy, including ours, some patients experienced what is thought to be the development of a T-cell response, whereby after the vector is within the target cell, the cellular immune response system triggers the removal of transduced cells by activated T-cell. This immune response, which is indicated by an asymptomatic increase in alanine aminotransferase, or ALT, levels, could result following gene transfer. Additionally, other potential adverse events may occur in our FLT180a and FLT190 clinical trials, including thrombogenicity when FIX activity exceeds normal physiological levels as a result of dosing with FLT180a, myocarditis as a result of dosing with FLT190 in Fabry disease patients, who may have underlying cardiac involvement, and other potential adverse events. Any such adverse events could also occur in any clinical trials we may conduct in the future for any of our other product candidates.

If we are unable to modulate or avoid one or more of the adverse effects described above or any other adverse effects, we may decide or be required to halt or delay further clinical development of our product candidates. In addition to any potential side effects caused by our product candidates themselves, the process of administering them or related procedures could also result in adverse side effects. If any such adverse events occur, our clinical trials could be suspended or terminated.

In particular, as of June 15, 2020, of the ten patients treated in our B-AMAZE clinical trial, we observed the following serious adverse events, or SAEs, all of which have resolved without any ongoing clinical impact to the patients involved:

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six drug-related SAEs (in four different patients) relating to elevated ALT levels that required additional treatment with corticosteroids and tacrolimus in accordance with the trial protocol, one of which was a Common Terminology Criteria for Adverse Events, or CTCAE, Grade 3 event, and the others of which were CTCAE Grade 1 (one event) or Grade 2 (four events);

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three other drug-related SAEs including pulmonary sepsis, reduced coagulation FIX level due to ALT increase, and right arm AV fistula thrombosis, the latter of which occurred in a patient with underlying risk factors for thrombosis and was treated with prophylactic anticoagulation therapy per protocol, and which will continue for as long as the treating physician deems necessary; and

•	five SAEs deemed unrelated to FLT180a, including elevated troponin, elevated amylase, epigastric pain, and acute appendicitis and tacrolimus-related toxicity occurring in one patient.

Furthermore, four of the five patients that experienced the elevated ALT SAEs also experienced immune reactions which permanently reduced their FIX levels, in the case of three patients, two dosed at 1.5e12 vg/kg and one dosed at 9.75e11 vg/kg, to levels still within the normal FIX activity level range of 50% to 150%, and in the fourth patient, dosed at 7.5e11 vg/kg, to a FIX level below 5%.

In addition, as of June 15, 2020, we observed two SAEs considered related to FLT190 in the one patient treated in our FLT190 clinical trial, namely an increase in ALT levels and a grade 2 myocarditis marked by mild chest pain, a change in electrocardiogram and a transient elevation in troponin levels. Each of these SAEs was observed eight weeks after the FLT190 infusion.

While we have addressed the serious adverse events in our FLT180a and FLT190 clinical trials through adjusting dose levels, using oral prednisolone and tacrolimus as prophylactic therapy to control immune response, and implementing additional safety measures, or in some cases those serious adverse events resolved without additional treatment, there is no assurance that we will be able to demonstrate to the FDA, EMA or other regulatory authorities that we have adequately addressed those serious adverse events. Similarly, we may observe other adverse events or serious adverse events in our FLT180a and FLT190 clinical trials, or in any other clinical trials that we may conduct in the future. If we are unable to demonstrate that such adverse events and serious adverse events have been adequately addressed or that they were caused by the administration process or related procedures, the FDA, the EMA or other regulatory authorities could order us to cease further development of, or deny approval of, FLT180a, FLT190 or any of such other product candidates.

Even if we are able to demonstrate that any serious adverse events are not product-related or have otherwise been adequately addressed, such occurrences could affect patient recruitment or the ability of enrolled patients to complete the clinical trial. Moreover, if we elect or are required to delay, suspend or terminate any clinical trial of any of our product candidates, the commercial prospects of such product candidate may be harmed and our ability to generate product revenues from such product candidate may be delayed or eliminated. Any of these occurrences may harm our ability to develop other product candidates, and may harm our business, financial condition and prospects.

Additionally, if we or others later identify undesirable side effects caused by any of our product candidates, several potentially significant negative consequences could result, including:

•	regulatory authorities may suspend and/or revoke approvals of such product candidate;

•	regulatory authorities may require additional warnings on the label;

•	we may be required to change the way a product candidate is administered or conduct additional clinical trials;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of our product candidates.

Even if we complete the necessary preclinical studies and clinical trials, we cannot predict when or if we will obtain regulatory approval to commercialize a product candidate and the approval may be for a narrower indication than we seek.

We cannot commercialize a product until the appropriate regulatory authorities have reviewed and approved the product candidate. Even if our product candidates demonstrate safety and efficacy in clinical studies, the regulatory agencies may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee, the EMA or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical studies and the review process. Regulatory agencies also may approve a treatment candidate for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. If we are unable to obtain necessary regulatory approvals, our business, prospects, financial condition and results of operations may suffer.

Gene therapies are novel, complex and difficult to manufacture. We have a limited manufacturing history and could experience production problems that result in delays in our development or commercialization programs or otherwise adversely affect our business.

Our product candidates require processing steps that are more complex than those required for most chemical pharmaceuticals. Moreover, unlike chemical pharmaceuticals, the physical and chemical properties of a biologic such as our modified virus generally cannot be fully characterized. As a result, assays of the finished product may not be sufficient to ensure that the product will perform in the intended manner. Accordingly, we employ multiple steps to control our manufacturing process to assure that the process works and that our product candidates are made strictly and consistently in compliance with applicable regulatory protocols. Problems with the manufacturing process, including even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims or insufficient inventory. We may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet FDA, EMA or other applicable standards or specifications with consistent and acceptable production yields and costs.

In addition, the FDA, EMA and other regulatory authorities may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, EMA or other regulatory authorities may require that we not distribute a lot until the agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay product launches or clinical trials, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects.

We have a limited history of manufacturing our product candidates. The manufacturing process we use to produce FLT180a and FLT190 is complex and there are no assurances that we will be able to produce sufficient quantities of FLT180a or FLT190, or any other product candidates we may seek to develop, due to several factors, including equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error, COVID-19 or disruptions in the operations of our suppliers. Although we plan to build and operate our own manufacturing facility in the medium term, we plan to continue to use one or more qualified CMOs, for the supply of product for our clinical trials, and one or more qualified CROs for product release assays. As a result, the supply of product for our clinical trials is reliant upon the performance of these outsourced organizations. See “—Risks Related to Our Reliance on Third Parties—Although we intend to eventually develop an in-house commercial manufacturing facility, we currently utilize, and expect to continue to utilize, third parties to conduct our product manufacturing for the foreseeable future, and these third parties may not perform satisfactorily.” Any failure to produce commercial materials or meet demand to support a commercial launch of our product candidates could delay or prevent the development of our product candidates and would have a negative impact on our business, financial condition and results of operations.

Any contamination in our manufacturing process, shortages of raw materials or failure of any of our key suppliers to deliver necessary components could result in delays in our clinical development or marketing schedules.

Given the nature of biologics manufacturing, there is a risk of contamination. Any contamination could adversely affect our ability to produce product candidates on schedule and could, therefore, harm our results of operations and cause reputational damage. Some of the raw materials required in our manufacturing process are derived from biologic sources. Such raw materials are difficult to procure and may be subject to contamination or recall. A material shortage, contamination, recall or restriction on the use of biologically derived substances in the manufacture of our product candidates, could adversely impact or disrupt the commercial manufacturing or the production of clinical material and, if any of our product candidates are approved, commercial manufacturing of these approved products. Any of these factors could adversely affect our development timelines and our business, financial condition, results of operations and prospects.

We may not be successful in our efforts to identify or discover additional product candidates and may fail to capitalize on programs or product candidates that may be a greater commercial opportunity or for which there is a greater likelihood of success.

The success of our business depends upon our ability to identify, develop and commercialize a pipeline of gene therapy treatments for well-known monogenic recessive diseases, such as hemophilia and lysosomal storage disorders, or LSDs, like Fabry disease and Gaucher disease, as well as more novel gene therapy targets in areas such as inflammatory disease. Research programs to identify new product candidates require substantial technical, financial and human resources. Although certain of our product candidates are currently in clinical or preclinical development, we may fail to identify other potential product candidates for clinical development for several reasons. For example, our research may be unsuccessful in identifying additional potential product candidates, or our potential product candidates may be shown to have harmful side effects, may be commercially impracticable to manufacture or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval.

Additionally, because we have limited resources, we may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential. Our spending on current and future research and development programs may not yield any commercially viable products. If we do not accurately evaluate the commercial potential for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaboration, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. Alternatively, we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a partnering arrangement.

If any of these events occur, we may be forced to abandon our development efforts with respect to a particular product candidate or fail to develop a potentially successful product candidate, which could have a negative impact on our business, financial condition, results of operations and prospects.

If we are unable to successfully identify patients who are likely to benefit from therapy with any product candidates we develop, or experience significant delays in doing so, we may not realize the full commercial potential of any medicines we may develop.

Our success may depend, in part, on our ability to identify patients who are likely to benefit from therapy with any medicines we may develop, which requires those potential patients to be tested to determine the level of pre-existing antibodies they may have to our AAVS3 capsid. If we, or any third parties that we engage to assist us, are unable to successfully identify such patients, or experience delays in doing so, then:

•	our ability to develop any product candidates may be adversely affected if we are unable to appropriately select patients for enrollment in our clinical trials; and

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we may not realize the full commercial potential of any product candidates we develop that receive marketing approval if, among other reasons, we are unable to appropriately select patients who are likely to benefit from therapy with our medicines.

Failure to successfully validate, develop and obtain regulatory clearance or approval for companion diagnostics for our product candidates could harm our drug development strategy and operational results.

Any product candidates we develop may require use of a companion diagnostic to identify patients who are likely to benefit from therapy. For example, we have developed a proprietary, cell-based transduction inhibition assay, or TIA, to assess patients for pre-existing neutralizing antibodies to our AAVS3 capsid, which we plan to continue to develop and seek regulatory approval for in parallel with our FLT180a program. If safe and effective use of any of our product candidates we may develop depends on a companion diagnostic, we may not receive marketing approval, or marketing approval may be delayed, if we are unable to or are delayed in developing, identifying, or obtaining regulatory approval or clearance for the companion diagnostic product for use with our product candidate. The clearance or approval of a companion diagnostic as part of the product label will also limit the use of the product candidate to patients who have met the screening criteria tested for by the companion diagnostic.

Companion diagnostics are subject to regulation by the FDA and comparable foreign regulatory authorities as medical devices and require separate clearance or approval prior to their commercialization. We may encounter difficulties in developing and obtaining clearance or approval for these companion diagnostics. Any delay or failure by us or third- party collaborators to develop or obtain regulatory clearance or approval of a companion diagnostic could delay or prevent approval of our related product candidates. Identifying a manufacturer of the companion diagnostic and entering into an agreement with the manufacturer could also delay the development of our product candidates. As a result of these factors, we may be unable to successfully develop and realize the commercial potential of any product candidates we may identify and develop which would negatively impact on business, financial condition and results of operations.

Risks Related to Our Reliance on Third Parties

We rely, and expect to continue to rely, on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct some of our preclinical studies and our clinical trials in accordance with applicable regulatory requirements and to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we fail to exercise adequate oversight over any of our CROs or if we or any of our CROs fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or other regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon a regulatory inspection of us or our CROs or other third parties performing services in connection with our clinical trials, such regulatory authority will determine that any of our clinical trials complies with GCP regulations. In addition, our clinical trials must be conducted with product produced under applicable cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

Further, these investigators and CROs are not our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical trials. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of our product candidates. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated.

Our existing and future CROs have or may have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the patients participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they cannot perform their contractual duties or obligations due to the impacts of COVID-19 on their operations or at the sites they are overseeing, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and commercial prospects would be harmed, our costs could increase and our ability to generate revenues could be delayed.

Switching or engaging additional CROs involves additional cost and requires our management’s time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays could occur, which could materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our contracted laboratories and CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and results of operations.

In addition, investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services, including equity awards and option grants, and may have other financial interests in our company. We are required to collect and provide financial disclosure notifications or certifications for our clinical investigators to the FDA and EMA. If the FDA or EMA concludes that a financial relationship between us and a clinical investigator has created a conflict of interest or otherwise affected interpretation of the trial, the FDA or EMA may question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or EMA and may ultimately lead to the denial of marketing approval of our current and future product candidates.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor or other third party will discover our trade secrets or that our trade secrets will be misappropriated or disclosed.

We have engaged CMOs to manufacture our lead product candidates, FLT180a and FLT190, and to perform quality testing, and because we collaborate with various organizations and academic institutions for the advancement of our gene therapy platform, we must, at times, share our proprietary technology and confidential information, including trade secrets. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements and other similar agreements with our collaborators, advisors, employees, consultants and contractors (including CMOs) prior to beginning research or disclosing any proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors or other third parties, are inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s or other third party’s discovery of our proprietary technology and confidential information or other unauthorized use or disclosure of such technology or information would impair our competitive position and may have an adverse effect on our business, financial condition, results of operations and prospects. For more information on risks relating to our reliance on trade secrets see “—Risks Related to Our Intellectual Property.”

Though we intend to eventually develop an in-house commercial manufacturing facility, we currently utilize, and expect to continue to utilize, third parties to conduct our product manufacturing for the foreseeable future, and these third parties may not perform satisfactorily.

We currently rely on CMOs for the manufacturing of clinical batches and intend to continue to rely on third parties to manufacture our preclinical study and clinical trial product supplies. Supply requirements for our planned pivotal clinical trial for FLT180a as well as current and future clinical requirements for FLT190 and our other product candidates will be manufactured by cGMP compliant third-party manufacturers or in-house. For example, we are party to a development and manufacturing services agreement and a dedicated manufacturing and commercial supply agreement with Brammer Bio, pursuant to which we plan to manufacture FLT180a for our ongoing and planned clinical studies and, if approved, for commercialization, and a services agreement with Novasep, pursuant to which we plan to manufacture FLT190 for our ongoing and planned clinical studies. Both Brammer and Novasep are full service CMOs that provide services to a number of other companies in addition to us, and as a result, may experience competing customer demands.

If these third-party manufacturers do not successfully carry out their contractual obligations, meet expected deadlines, experience capacity issues with respect to producing FLT180a or FLT190 as a result of competing demands on their manufacturing capacity or as a result of impacts of COVID-19, or manufacture FLT180a and FLT190 in accordance with regulatory requirements or if there are disagreements between us and these third-party manufacturers, we will not be able to supply the material needed in order to complete clinical studies, or may be delayed in completing these studies. In addition, the preclinical studies required to support future IND submissions and the future clinical trials required for regulatory approval of FLT180a, FLT190 or any other product candidates we may develop, to the extent that we rely on CMOs for manufacturing capabilities for these programs, may similarly be impacted by the same factors. In such instances, we may need to enter into an appropriate replacement third-party relationship, which may not be readily available or available on acceptable terms, which would cause additional delay or increased expense prior to the approval of FLT180a, FLT190 or any of our other product candidates we may develop, and would thereby have a negative impact on our business, financial condition, results of operations and prospects. We also plan to develop an in-house commercial manufacturing facility and infrastructure, which will require significant expenses, diversion of management resources and time. There can be no assurance that we will successfully develop this in-house manufacturing facility or that, in doing so, we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and results of operations.

Under certain circumstances, our current CMOs are entitled to terminate their engagements with us. If we need to enter into alternative arrangements, it could delay our development activities. Our reliance on our CMOs for certain manufacturing activities will reduce our control over these activities but will not relieve us of our responsibility to ensure compliance with all required regulations. If our current CMOs, or any future third-party manufacturers, do not successfully carry out their contractual duties, meet expected deadlines or manufacture our product candidates in accordance with regulatory requirements, or if there are disagreements between us and our CMOs or any future third-party manufacturers, we will not be able to complete, or may be delayed in completing, the preclinical studies required to support future IND submissions and the clinical trials required for approval of our product candidates.

In addition to our current CMOs, we may rely on additional third parties to manufacture components of our product candidates in the future and to perform quality testing, and reliance on these third parties entails risks to which we would not be subject if we manufactured the product candidates ourselves, including:

•	reduced control for certain aspects of manufacturing activities;

•	termination or nonrenewal of manufacturing and service agreements with third parties in a manner or at a time that is costly or damaging to us; and

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disruptions to the operations of our third-party manufacturers and service providers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or service provider.

Any of these events could lead to clinical trial delays or failure to obtain regulatory approval or impact our ability to successfully commercialize any of our product candidates. Some of these events could be the basis for FDA, EMA or other regulatory authority action, including injunction, recall, seizure or total or partial suspension of product manufacture.

To the extent we rely on a third-party manufacturing facility for commercial supply, that third party will be subject to significant regulatory oversight with respect to manufacturing our product candidates.

The preparation of therapeutics for clinical trials or commercial sale is subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in later stage clinical trials must be manufactured in accordance with cGMP requirements. These regulations govern manufacturing processes and procedures, including record keeping, and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of outside agents or other contaminants, or to inadvertent changes in the properties or stability of a product candidate that may not be detectable in final product testing. We must supply all necessary documentation in support of a BLA or MAA on a timely basis and must adhere to the FDA’s and EMA’s cGMP requirements which are enforced, in the case of the FDA, through its facilities inspection program. To the extent that we utilize third-party facilities for commercial supply, the third party’s facilities and quality systems must pass an inspection for compliance with the applicable regulations as a condition of regulatory approval. In addition, the regulatory authorities may, at any time, audit or inspect the third-party manufacturing facility or the associated quality systems for compliance with the regulations applicable to the activities being conducted. If these facilities do not pass a plant inspection, the FDA will not approve the BLA.

If our CMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, EMA or other regulatory authorities, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no direct control over the ability of our CMOs to maintain adequate quality control, quality assurance and qualified personnel. Furthermore, all of our CMOs are engaged with other companies to supply and/or manufacture materials or products for such companies, which exposes our CMOs to regulatory risks for the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may generally affect the regulatory clearance of our CMOs’ facilities. Our failure, or the failure of third parties, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or revocation of approvals, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products and product candidates.

Our potential future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to commercialize any products that receive regulatory approval on a timely and competitive basis.

We are dependent on a limited number of suppliers and, in some instances, a sole supplier, for some of our components and materials used in our product candidates.

We currently depend on a limited number of suppliers and, in some instances, a sole supplier, for some of the components and equipment necessary for the production of our viral vectors and drug product. In particular, we are dependent on Aldevron LLC for plasmids, and on Pall Corporation for iCELLis® bioreactors used in our current cGMP production process. We may not be able to enter into longer-term supply agreements to assure supply of these components and equipment. Moreover, we cannot be sure that these suppliers will remain in business, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these materials for our intended purpose. Our use of a sole or a limited number of suppliers of raw materials, components and finished goods exposes us to several risks, including disruptions in supply, price increases, late deliveries and an inability to meet customer demand. There are, in general, relatively few alternative sources of supply for these components, and in some cases, no alternatives. These vendors may be unable or unwilling to meet our future demands for our clinical trials or commercial sale. Establishing additional or replacement suppliers for these components could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from any supplier or manufacturing location could lead to supply delays or interruptions which would damage our business, financial condition, results of operations and prospects.

If we are required to switch to a replacement supplier, the manufacture and delivery of our viral vectors and product candidates could be interrupted for an extended period, adversely affecting our business. Establishing additional or replacement suppliers may not be accomplished quickly. If we are able to find a replacement supplier, the replacement supplier would need to be qualified and may require additional regulatory authority approval, which could result in further delay. For example, the FDA or EMA could require additional supplemental data, manufacturing data and comparability data up to and including clinical trial data if we rely upon a new supplier. While we seek to maintain adequate inventory of the components and materials used in our product candidates, any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to conduct our clinical trials and, if our product candidates are approved, to meet the demand of our customers and cause them to cancel orders.

In addition, as part of the FDA’s approval of our product candidates, the FDA must review and approve the individual components of our production process, which includes raw materials, the manufacturing processes and facilities of our suppliers. Some of our current suppliers have not undergone this process nor have they had any components included in any product approved by the FDA.

Our reliance on these suppliers subjects us to a number of risks that could harm our reputation, business, and financial condition, including, among other things:

•	the interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s variation in a component;

•	delays in performance due to COVID-19;

•	a lack of long-term supply arrangements for key components with our suppliers;

•	the inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

•	difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;

•	production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;

•	a delay in delivery due to our suppliers prioritizing other customer orders over ours;

•	damage to our reputation caused by defective components produced by our suppliers;

•	increased cost of our warranty program due to product repair or replacement based upon defects in components produced by our suppliers;

•	fluctuation in delivery by our suppliers due to changes in demand from us or their other customers; and

•	an inability to obtain or delay in obtaining supply due to general economic disruptions, including as a result of geopolitical events, global pandemics or natural disasters.

If any of these risks materialize, costs could significantly increase and our ability to conduct our clinical trials and, if our product candidates are approved, to meet demand for our products could be impacted.

Risks Related to Commercialization of Our Product Candidates

We currently have no marketing and sales force. If we are unable to establish effective sales and marketing capabilities or enter into agreements with third parties to market and sell FLT180a or other product candidates that may be approved, we may not be successful in commercializing our product candidates if and when approved, and we may be unable to generate any product revenue.

If our ongoing Phase 1/2 clinical trial for FLT180a and our planned pivotal clinical trial for FLT180a are successful and FLT180a is approved for commercialization, we currently intend to seek to commercialize FLT180a in the United States and Europe directly with a relatively small specialized sales force given the orphan indication. However, we currently do not have an established marketing or sales team for the marketing, sales and distribution of any of our product candidates. In order to commercialize FLT180a, if approved, or any of our other product candidates that may be approved, we must build, on a territory-by-territory basis, marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so.

There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our product candidates on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future product that we may develop;

•	delays in commercialization due to COVID-19; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenue or the profitability to us from these revenue streams is likely to be lower than if we were to market and sell any product candidates that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties and any of them may fail to devote the necessary resources and attention to sell and market our product candidates effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we may not be successful in commercializing our product candidates.

Our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources given the low incidence and prevalence of hemophilia B and Fabry disease and may never be successful. Such efforts may require more resources than are typically required due to the complexity and uniqueness of our product candidates and the indications we are targeting. Even if our product candidates are approved, if we are unable to successfully market our products, we will not be able to generate significant revenues from such products, if approved.

We face significant competition in an environment of rapid technological change and the possibility that our competitors may achieve regulatory approval before us or develop therapies that are more advanced or effective than ours, which may adversely affect our financial condition and our ability to successfully market or commercialize our product candidates.

The biotechnology and pharmaceutical industries, including the gene therapy field, are characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. We face substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions, government agencies and public and private research institutions.

New developments, including the development of other pharmaceutical technologies and methods of treating disease, occur in the pharmaceutical and life sciences industries at a rapid pace. Developments by competitors may render our product candidates obsolete or noncompetitive. We anticipate that we will face intense and increasing competition as new treatments enter the market and advanced technologies become available.

We are aware of a number of companies focused on developing gene therapies in various indications, including BioMarin, 4D Molecular Therapeutics, Sangamo, Takeda, Spark Therapeutics and uniQure as well as several companies addressing other methods for modifying genes and regulating gene expression. See “Business—Competition.”

Many of our potential competitors, alone or with their strategic partners, have substantially greater financial, technical and other resources, such as larger research and development, clinical, marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any product candidate that we may develop. Competitors also may obtain FDA, EMA or other regulatory approval for their products more rapidly or earlier than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, technologies developed by our competitors may render our product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors.

In addition, as a result of the expiration or successful challenge of our patent rights, we could face more litigation with respect to the validity and/or scope of patents relating to our competitors’ products. The availability of our competitors’ products could limit the demand, and the price we are able to charge, for any product candidate that we may develop and commercialize.

The market opportunities for our product candidates may be smaller than we anticipate.

We focus our primary research and development efforts on treatments for rare diseases. Our understanding of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, is based on estimates. These estimates may prove to be incorrect and new studies may reduce the estimated incidence or prevalence of these diseases. The number of patients in the United States, the European Union and elsewhere may turn out to be lower than expected, may not be otherwise amenable to treatment with our product candidates or patients may become increasingly difficult to identify and access, all of which would adversely affect our business, financial condition, results of operations and prospects.

Further, there are several factors that could contribute to making the actual number of patients who receive our potential products, if and when approved, less than the potentially addressable market. These include the lack of widespread availability of, and limited reimbursement for, new therapies in many underdeveloped markets. Further, the severity of the progression of a disease up to the time of treatment will likely diminish the total potential therapeutic benefit conferred by a gene therapy due to irreversible organ or tissue damage (for example, target joints in the context of hemophilia B and kidney and/or heart failure in the context of Fabry disease). Lastly, certain patients’ immune systems might prohibit the successful delivery of certain gene therapy products to the target tissue, thereby limiting the treatment outcomes.

The commercial success of our product candidates will depend upon its degree of market acceptance by physicians, patients, third-party payors and others in the medical community.

Ethical, social and legal concerns about gene therapy could result in additional regulations restricting or prohibiting our product candidates, if and when approved. Even with the requisite approvals from the FDA, EMA and other regulatory authorities internationally, the commercial success of our product candidates will depend, in part, on the acceptance of physicians, patients and third-party payors of gene therapy products in general, and our product candidates in particular, as medically necessary, cost-effective and safe. Any product that we commercialize may not gain acceptance by physicians, patients, third-party payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of gene therapy products and, in particular, our product candidates, if approved for commercial sale, will depend on several factors, including:

•	the efficacy and safety of our product candidates as demonstrated in clinical trials;

•	the potential and perceived advantages of our product candidates over alternative treatments;

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the need for prophylactic steroid and immune management regimen for a short period of time after vector infusion may be seen as a risk to the patients or disadvantage compared to our competitor’s products that may not need this treatment and may prevent physicians from prescribing our products;

•	the availability and cost of treatment relative to alternative treatments;

•	patient awareness of, and willingness to seek, genotyping as appropriate and indicated;

•	the willingness of physicians to prescribe, and the target patient population to try, new therapies;

•	the prevalence and severity of any side effects;

•	product labeling or product insert requirements of the FDA, EMA or other regulatory authorities, including any limitations or warnings contained in a product’s approved labeling;

•	the timing of market introduction of competitive products;

•	patient willingness to undergo invasive medical procedures;

•	publicity concerning our product candidates or competing products and treatments;

•	any restrictions on the use of our products together with other medications; and

•	favorable third-party payor coverage and adequate reimbursement.

Even if a potential product displays a favorable efficacy and safety profile in preclinical studies and clinical trials, market acceptance of the product will not be fully known until after it is launched.

If we are unable to successfully validate, develop and obtain regulatory clearance or approval for companion diagnostic tests for our drug candidates that are required or experience significant delays in doing so, we may not realize the full commercial potential of these drug candidates.

In connection with the clinical development of our drug candidates for certain indications, we are developing companion diagnostic tests to identify patient subsets within a disease category who may derive selective and meaningful benefit from our drug candidates. Such companion diagnostics would be used during our clinical trials as well as in connection with the FDA approval of our product candidates. To be successful, we will need to address a number of scientific, technical, regulatory and logistical challenges. The FDA regulates in vitro companion diagnostics as medical devices and, under that regulatory framework, will require the test to be analytically validated and used for patient selection in the clinical trial, which we expect will require separate regulatory clearance or approval prior to commercialization if not already cleared or approved.

It may be necessary to resolve issues such as selectivity/ specificity, analytical validation, reproducibility, or clinical validation of companion diagnostics during the development and regulatory approval processes. Moreover, even if data from preclinical studies and early clinical trials appear to support development of a companion diagnostic for a product candidate, data generated in later clinical trials may fail to support the analytical and clinical validation of the companion diagnostic. We may encounter difficulties in developing, obtaining regulatory clearance or approval for, manufacturing and commercializing companion diagnostics similar to those we face with respect to our therapeutic candidates themselves, including issues with achieving regulatory clearance or approval, production of sufficient quantities at commercial scale and with appropriate quality standards, and in gaining market acceptance. If we are unable to successfully develop companion diagnostics for these therapeutic drug candidates, or experience delays in doing so, the development of these therapeutic drug candidates may be adversely affected, these therapeutic drug candidates may not obtain marketing approval, and we may not realize the full commercial potential of any of these therapeutics that obtain marketing approval. As a result, our business, results of operations and financial condition could be materially harmed.

The insurance coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate product revenue.

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors, such as Medicare, Medicaid, TRICARE, the Veterans Administration, managed care organizations, private health insurers, and other organizations, to reimburse all or part of the associated healthcare costs. We expect the cost of a single administration of gene therapy products, such as those we are developing, to be substantial, when and if they achieve regulatory approval. We expect that coverage and adequate reimbursement by government and private payors will be essential for most patients to be able to afford these treatments. Accordingly, sales of our product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be reimbursed by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or will be reimbursed by government authorities, private health coverage insurers and other third-party payors.

Coverage and reimbursement by a third-party payor may depend upon several factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

There is significant uncertainty related to third-party coverage and reimbursement of newly approved products. Government authorities and other third-party payors decide which drugs and treatments they will cover and the amount of reimbursement. In the United States, the principal decisions about reimbursement for new medicines are typically made by the U.S. Centers for Medicare and Medicaid Services, or CMS, an agency within the Department of Health and Human Services, or HHS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. However, no uniform policy of coverage and reimbursement exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. One payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement.

Obtaining coverage and reimbursement for a product from third-party payors is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data. In addition to the costs required to obtain FDA or other comparable regulatory approvals, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity. Companies may also need to provide discounts to purchasers, private health plans or government healthcare programs. Nonetheless, product candidates may not be considered medically necessary or cost effective. We also may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. If coverage and reimbursement are not available, or are available only at limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be adequate to realize a sufficient return on our investment.

Currently, at least one gene therapy product has been approved for coverage and reimbursement by CMS, the agency responsible for administering the Medicare program, but it is still difficult to predict what the CMS will decide with respect to coverage and reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these types of products. Moreover, reimbursement agencies in the European Union may be more conservative than the CMS. For example, several cancer drugs have been approved for reimbursement in the United States and have not been approved for reimbursement in certain EU Member States. It is difficult to predict what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures, and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, in the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the PPACA, contains provisions that may reduce the profitability of products, including, for example, increased rebates for products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs. Further, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several recent congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to product pricing, contain the cost of drugs, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products.

Outside the United States, international operations generally are subject to extensive government price controls and other market regulations, and increasing emphasis on cost-containment initiatives in the European Union, Canada and other countries may put pricing pressure on us. For example, two gene therapy products were approved in the European Union but are yet to be widely commercially available. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our product candidates may be reduced compared with the United States and may be insufficient to generate commercially reasonable product revenues.

Additionally, in countries where the pricing of gene therapy products is subject to governmental control, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidates to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed.

Moreover, increasing efforts by government and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. Payors increasingly are considering new metrics as the basis for reimbursement rates, such as average sales price, average manufacturer price and actual acquisition cost. The existing data for reimbursement based on some of these metrics is relatively limited, although certain states have begun to survey acquisition cost data for the purpose of setting Medicaid reimbursement rates, and CMS has begun making pharmacy National Average Drug Acquisition Cost publicly available on at least a monthly basis. Therefore, it may be difficult to project the impact of these evolving reimbursement metrics on the willingness of payors to cover product candidates that we or our partners are able to commercialize. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new products such as ours.

Due to the generally limited addressable market for our target orphan indications and the potential for our product candidates to offer therapeutic benefit in a single administration, we face uncertainty related to pricing and reimbursement for these product candidates.

The relatively small market size for orphan indications and the potential for long-term therapeutic benefit from a single administration present particular challenges to pricing review and negotiation for our product candidates for which we may obtain marketing authorization. The patient populations for our product candidates targeted at orphan disease, including hemophilia B and Fabry disease, are relatively small. If we are unable to obtain adequate levels of reimbursement relative to the small market size in our target orphan indications, our ability to support our development and commercial infrastructure and to successfully market and sell our product candidates for which we may obtain marketing approval will be adversely affected.

We also anticipate that many or all of our gene therapy product candidates may provide long-term, and potentially curative benefit with a single administration. This is a different paradigm than that of other pharmaceutical therapies, which often require an extended course of treatment or frequent administration. As a result, governments and other payors may be reluctant to provide the significant level of reimbursement that we seek at the time of administration of our gene therapies or may seek to tie reimbursement to clinical evidence of continuing therapeutic benefit over time. Although we anticipate that our product candidates will need to be administered only once, there may be situations in which we may need to re-administer, which may further complicate the pricing and reimbursement for our product candidates. In addition, in light of the anticipated cost of these therapies, governments and other payors may be particularly restrictive in making coverage decisions. These factors could limit our commercial success and harm our business.

Our gene therapy approach utilizes vectors derived from viruses, which may be perceived as unsafe or may result in unforeseen adverse events. Negative public opinion and increased regulatory scrutiny of gene therapy may damage public perception of the safety of our product candidates and adversely affect our ability to conduct our business or obtain regulatory approvals for our product candidates.

Gene therapy remains a novel technology, with only a limited number of gene therapy products approved to date. Public perception may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. In particular, our success will depend upon physicians who specialize in the treatment of genetic diseases targeted by our product candidates, prescribing treatments that involve the use of our product candidates in lieu of, or in addition to, existing treatments with which they are familiar and for which greater clinical data may be available. More restrictive government regulations or negative public opinion, would have an adverse effect on our business, financial condition, results of operations and prospects and may delay or impair the development and commercialization of our product candidates or demand for any products we may develop. Serious adverse events in our clinical trials, or other clinical trials involving gene therapy products or our competitors’ products, even if not ultimately attributable to the relevant product candidates, and the resulting publicity, could result in increased government regulation, unfavorable public perception, potential regulatory delays in the testing or approval of our product candidates, stricter labeling requirements for those product candidates that are approved and a decrease in demand for any such product candidates.

Risks Related to Our Intellectual Property

Our success depends in part on our ability to obtain and protect our intellectual property and to maintain patent protection for our current product candidates, any future product candidates we may develop and our technology. It is difficult and costly to protect our proprietary rights and technology, and we may not be able to ensure their protection.

Our commercial success will depend in large part on us and our licensors obtaining and maintaining patent, trademark, trade secret and other intellectual property protection, as appropriate, of our proprietary technologies, such as our proprietary capsid, gene therapy platform, and product candidates, which include FLT180a, FLT190, FLT201, FLT210 and other programs, their respective components, formulations, therapies, methods used to manufacture them and methods of treatment, as well as successfully defending our owned and licensed patents against third-party challenges. Our current patent portfolio contains a limited number of patent applications, some of which are in-licensed from third parties and relate to components of gene therapy vectors and methods of use of those vectors. Our ability to stop unauthorized third parties from making, using, selling, offering to sell or importing products similar or identical to our product candidates is dependent upon the extent to which we and our licensors have rights under valid and enforceable patents or trade secrets that cover these activities. If we are unable to secure and maintain patent protection for any product or technology we develop, or if the scope of the patent protection secured is not sufficiently broad, subject to any regulatory exclusivity such as orphan drug designation, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop may be adversely affected.

The patenting process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, we may not pursue or obtain patent protection in all relevant markets. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We may not be able to obtain or maintain patent applications and patents due to the subject matter claimed in such patent applications and patents being in the public domain. In some cases, the work of certain academic researchers in the gene therapy field has entered the public domain, which may preclude our ability to obtain patent protection for certain inventions relating to such work. Although we enter into nondisclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach these agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Consequently, we would not be able to prevent any third party from using any technology that is in the public domain to compete with our product candidates. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties and are reliant on our licensors or licensees to do so.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of any patent rights are highly uncertain. Our owned and licensed pending and future patent applications may not result in issued patents which protect our technology or product candidates, effectively prevent others from commercializing competitive technologies and product candidates or otherwise provide any competitive advantage. In fact, patent applications may not issue as patents at all. Even if patent applications we license or own currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we hold or in-license may be challenged, narrowed, circumvented, or invalidated by third parties. Consequently, we do not know whether any of our platform advances and product candidates will be protectable or remain protected by valid and enforceable patents. In addition, our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technology or from developing competing products and technologies and the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Any failure to obtain, maintain or defend our patents and other intellectual property could have a material adverse effect on our business, financial conditions, results of operations and prospects.

We cannot be certain that we are the first to invent the inventions covered by pending patent applications and, if we are not, we may be subject to priority or entitlement disputes. We may be required to disclaim part or all of the term of certain patents or all of the term of certain patent applications. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. Since patent applications in the United States and other countries are confidential for a period of time after filing, at any moment in time, we cannot be certain that we were in the past or will be in the future the first to file any patent application related to our product candidates. For example, some patent applications in the United States may be maintained in secrecy until the patents are issued. Further, publications in the scientific literature often lag behind actual discoveries. Consequently, we cannot be certain that others have not filed patent applications for technology covered by our owned and in-licensed issued patents or our pending applications, or that we or, if applicable, a licensor were the first to invent or first to file an application for the technology.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

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others may be able to make or use capsids, nucleic acids (such as codon optimized nucleic acids), and vectors that are similar to the biological compositions of our product candidates but that are not covered by the claims of our patents;

•	no patent protection may be available with regard to formulation or method of use;

•	we or our licensors may fail to meet obligations to the U.S. government regarding any patents and patent applications funded by U.S. government grants, leading to the loss of patent rights;

•	we or our licensors, as the case may be, might not have been the first to file patent applications for certain inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that our pending patent applications will not result in issued patents;

•	it is possible that there are prior public disclosures that could invalidate our or our licensors’ patents, as the case may be, or parts of our or their patents;

•	it is possible that others may circumvent our owned or in-licensed patents;

•	it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our products or technology similar to ours;

•	the laws of other countries may not protect our or our licensors’, as the case may be, proprietary rights to the same extent as the laws of the United States;

•	the claims of our owned or in-licensed issued patents or patent applications, if and when issued, may not cover our product candidates;

•

our owned or in-licensed issued patents may not provide us with any competitive advantages, may be narrowed in scope, or be held invalid or unenforceable as a result of legal challenges by third parties;

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the inventors of our owned or in-licensed patents or patent applications may become involved with competitors, develop products or processes that design around our patents, or become hostile to us or the patents or patent applications on which they are named as inventors;

•

it is possible that our owned or in-licensed patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

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we have engaged in scientific collaborations in the past and will continue to do so in the future and our collaborators may develop adjacent or competing products that are outside the scope of our patents;

•	we may not develop additional proprietary technologies for which we can obtain patent protection;

•	it is possible that product candidates or technologies we develop may be covered by third parties’ patents or other exclusive rights; or

•	the patents of others may have an adverse effect on our business.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We heavily depend on intellectual property licensed from third parties, and our licensors may not always act in our best interest. If we fail to comply with our obligations under our intellectual property licenses, if the licenses are terminated, or if disputes regarding these licenses arise, we could lose significant rights that are important to our business.

We are dependent on patents, know-how and proprietary technology licensed from others. As a result, any termination of these licenses could result in the loss of significant rights and could harm our ability to commercialize our product candidates.

For example, we are a party to license agreements with University College London Business, or UCLB, pursuant to which we in-license key patents and patent applications for our proprietary capsid used in our FLT180a, FLT190, FLT201 and FLT210 product candidates, and possible future product candidates and other technology used in our FLT180a and FLT190 product candidates. For more information regarding these agreements, please see “Business—Collaboration and License Agreements.” Our current license agreements impose, and future agreements may impose, various diligence, commercialization, milestone payment, royalty, insurance and other obligations on us and require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. If we fail to comply with these obligations, our licensors may have the right to terminate our license, in which event we would not be able to develop or market products containing our proprietary capsid, our FLT180a, FLT190, FLT201 and FLT210 product candidates, or any other technologies or product candidates covered by the intellectual property licensed under these agreements. For example, our license agreement with UCLB imposes various due diligence, development and commercialization obligations, milestone payments, royalties and other obligations on us, including, for example, an obligation to use commercially reasonable efforts to develop, exploit and market products directed to hemophilia B and Fabry disease.

Certain of our licenses, including certain licenses with UCLB may not provide us with exclusive rights to use the licensed intellectual property and technology, or may not provide us with exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and product candidates in the future. In addition, the intellectual property portfolio licensed to us by our licensors, including certain intellectual property licensed by UCLB, at least in some respects, may be used by such licensors or licensed to third parties, and such third parties may have certain enforcement rights with respect to such intellectual property. Thus, patents licensed to us could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against our licensors or another licensee or in administrative proceedings brought by or against our licensors or another licensee in response to such litigation or for other reasons. As a result, we may not be able to prevent competitors or other third parties from developing and commercializing competitive products, including in territories covered by our licenses. For more information on the terms of the license agreement with UCLB, see “Business—Collaboration and License Agreements.”

In addition, we may need to obtain additional licenses from our existing licensors and others to advance our research or allow commercialization of product candidates we may develop. It is possible that we may be unable to obtain any additional licenses at a reasonable cost or on reasonable terms, if at all. In either event, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected technology or product candidates. Even if we are able to obtain such additional licenses, they may be non-exclusive thereby giving our competitors and other third parties access to the same technology licensed to us.

If we or our licensors fail to adequately protect our licensed intellectual property, our ability to commercialize our product candidates and technology could suffer. While we generally control the maintenance, prosecution and litigation of our exclusively in-licensed patents and patent application from UCLB, in some circumstances we may not have the right to control the maintenance, prosecution, preparation, filing, enforcement, defense and litigation of patents and patent applications that we license from other third parties. For example, St. Jude Children’s Research Hospital, or St. Jude, retains control of such activities for the patents and patent applications we have licensed from them. We thus cannot be certain that activities such as the maintenance and prosecution by our licensors have been or will be conducted consistent with our best interests or in compliance with applicable laws and regulations, or will result in valid and enforceable patents and other intellectual property rights. It is possible that our licensors’ infringement proceedings or defense activities may be less vigorous than had we conducted them ourselves or may not be conducted in accordance with our best interests. If our licensors fail to maintain such patents or patent applications, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our product candidates that are the subject of such licensed rights and our right to exclude third parties from commercializing competing products could be adversely affected. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

In spite of our efforts, our current and future licensors might conclude that we have materially breached our obligations under our license agreements and might therefore terminate such license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	our financial and other obligations under the license agreement;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to sublicense patent and other rights to third parties under collaborative development relationships;

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our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates and what activities satisfy those diligence obligations;

•	the inventorship or ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected technology or product candidates. As a result, any termination of or disputes over our intellectual property licenses could result in the loss of our ability to develop and commercialize our FLT180a, FLT190, FLT201 and FLT210 product candidates, or we could lose other significant rights, experience significant delays in the development and commercialization of our product candidates, or incur liability for damages, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties, including our competitors, to receive licenses to a portion of the intellectual property that is subject to our existing licenses and to compete with our product candidates.

For example, some of our future agreements with certain of our third-party research partners may provide that improvements developed in the course of our relationship may be owned solely by either us or our third-party research partner. If we determine that rights to such improvements owned solely by a third-party research partner or other third party with whom we collaborate are necessary to commercialize our therapeutic candidates or maintain our competitive advantage, we may need to obtain a license from such third party in order to use the improvements and continue developing, manufacturing or marketing our drug candidates. We may not be able to obtain such a license on an exclusive basis, on commercially reasonable terms, or at all, which could prevent us from commercializing our product candidates or allow our competitors or others the chance to access technology that is important to our business.

If our licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical or competitive to ours and we may be required to cease our development and commercialization of certain of our product candidates. Moreover, if disputes over intellectual property that we license prevent or impair our ability to maintain other licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. In addition, certain of these license agreements may not be assignable by us without the consent of the respective licensor, which may have an adverse effect on our ability to engage in certain transactions. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our license agreements are, and future license agreements are likely to be, complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, a third party may in the future bring claims that our performance under our license agreements, including our sponsoring of clinical trials, interferes with such third party’s rights under its agreement with one of our licensors. If any such claim were successful, it may adversely affect our rights and ability to advance our product candidates as clinical candidates or subject us to liability for monetary damages, any of which would have an adverse effect on our business, financial condition, results of operations and prospects.

We are generally also subject to all of the same risks with respect to protection of intellectual property that we license as we are for intellectual property that we own, which are described below. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize products could suffer.

We do not currently own or license any issued U.S. composition of matter patents covering the transgene component of our FLT190 product candidate or any issued composition of matter patents covering the transgene component of any of our other product candidates and we cannot be certain that any of our pending patent applications will result in issued patent claims covering such aspects of our product candidates.

Composition-of-matter patents on the active pharmaceutical ingredient, or API, in prescription drug products are generally considered to be the strongest form of intellectual property protection for drug products because those types of patents provide protection without regard to any particular method of use or manufacture or formulation of the API used. We currently license one issued composition of matter U.S. patent that relates to our proprietary capsid, which is present in our FLT180a, FLT190, FLT201 and FLT210 product candidates. We additionally license one issued composition of matter U.S. patent that relates to our FRE1 promoter, which is present in our FLT180a and FLT190 product candidates. However, we do not own or in-license any issued composition of matter patents in the United States or any other jurisdiction with respect to the transgene component of our FLT180a, FLT201 and FLT210 product candidates and do not own or in-license any issued composition-of-matter patents in the United States with respect to the transgene component of our FLT190 product candidate. We further do not own any U.S. or foreign issued patents covering our FLT180a, FLT190, FLT201 and FLT210 product candidates. We are pursuing claims in our pending owned or licensed patent applications that cover the transgene component of FLT180a, FLT190, FLT201, FLT210, and our other pre-candidate products. However, there can be no assurance that any such patent applications will issue as granted patents. We cannot be certain that claims in any future patents issuing from our pending owned or licensed patent applications or our future owned or licensed patent applications will cover our current or future product candidates.

Method-of-use patents protect the use of a product for the specified method and formulation patents cover formulations of the API. These types of patents do not prevent a competitor or other third party from developing or marketing an identical product for an indication that is outside the scope of the patented method or from developing a different formulation that is outside the scope of the patented formulation. Moreover, with respect to method-of-use patents, even if competitors or other third parties do not actively promote their product for our targeted indications or uses for which we may obtain patents, physicians may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method-of-use patents, the practice is common, and this type of infringement is difficult to prevent or prosecute. In addition, there are numerous publications and other prior art that may be relevant to our owned and in-licensed formulation and method-of-use patents and patent applications and may be used to challenge the validity of these owned or in-licensed patents and patent applications in litigation or other intellectual property-related proceedings. If these types of challenges are successful, our owned and in-licensed patents and patent applications may be narrowed or found to be invalid and we may lose valuable intellectual property rights. Any of the foregoing could have a material adverse effect on our business, financial conditions, prospects and results of operations.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other countries. Even if patents do successfully issue, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and third parties may challenge the validity, enforceability or scope of our owned and licensed patents in courts or patent offices in the United States and abroad, which may result in those patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our owned and licensed patents and pending patent applications, if issued, may not adequately protect our intellectual property or prevent competitors or others from designing around our patent claims to circumvent our owned or licensed patents by developing similar or alternative technologies or therapeutics in a non-infringing manner. If the breadth or strength of protection provided by the patents and patent applications we own or license with respect to our product candidates is not sufficient to impede such competition or is otherwise threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Certain of our in-licensed patents are, and our future owned and in-licensed patents may be, subject to a reservation of rights by one or more third parties, including government march-in rights, that may limit our ability to exclude third parties from commercializing products similar or identical to ours.

In addition, our owned and in-licensed patents may be subject to a reservation of rights by one or more third parties. For example, the U.S. government has certain rights, including march-in rights, to patent rights and technology funded by the U.S. government. When new technologies are developed with government funding, in order to secure ownership of such patent rights, the recipient of such funding is required to comply with certain government regulations, including timely disclosing the inventions claimed in such patent rights to the U.S. government and timely electing title to such inventions. Additionally, the U.S. government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention or to have others use the invention on its behalf. If the government decides to exercise these rights, it is not required to engage us as its contractor in connection with doing so. These rights may permit the U.S. government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. The U.S. government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of any of the foregoing rights could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to patent protection, we rely heavily upon know-how and trade secret protection, as well as non-disclosure agreements and invention assignment agreements with our employees, consultants and third-parties, to protect our confidential and proprietary information, especially where we do not believe patent protection is appropriate or obtainable. For example, some elements of manufacturing processes, proprietary assays, analytics techniques and processes, knowledge gained through clinical experience such as approaches to dosing/administration and management of patients, as well as computational-biological algorithms, and related processes and software, are based on unpatented trade secrets and know-how that are not publicly disclosed. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties, except in certain specified circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual during the course of employment, and which relate to or are reasonably capable or being used in our current or planned business or research and development, are our exclusive property. However, we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. Additionally, we may not be able to prevent the unauthorized disclosure or use of our technical know-how or other trade secrets by the parties to these agreements. Monitoring unauthorized uses and disclosures is difficult and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. If any of the collaborators, scientific advisors, employees and consultants who are parties to these agreements breach or violate the terms of any of these agreements, we may not have adequate remedies for any such breach or violation. As a result, we could lose our trade secrets and third parties could use our trade secrets to compete with our product candidates and technology.

In addition to contractual measures, we try to protect the integrity and confidential nature of our proprietary information through other appropriate precautions, such as maintaining physical security of our premises and electronic security of our information technology systems; however, such systems and security measures may be breached, and we may not have adequate remedies for any breach. These measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor or other third party, and any recourse we might take against this type of misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable.

In addition, our trade secrets may otherwise become known or be independently developed by competitors or other third parties in a manner that could prevent us from receiving legal recourse. Competitors or third parties could purchase our product candidates and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, develop their own competitive technologies that fall outside the scope of our intellectual property rights or independently develop our technologies without reference to our trade secrets. If any of our confidential or proprietary information, such as our trade secrets, were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them, or those to whom they communicate such trade secrets, from using that technology or information to compete with us and our competitive position could be harmed. If our trade secrets are not adequately protected so as to protect our market against competitors’ products, our business, financial condition, results of operations and prospects could be materially and adversely affected.

In addition, trade secrets can be difficult to protect and some courts inside and outside the United States are sometimes less willing or unwilling to protect trade secrets. If we choose to go to court to stop a third party from using any of our trade secrets, we may incur substantial costs. Even if we are successful, these types of lawsuits may consume our time and other resources. As a result, we may not be able to meaningfully protect our trade secrets. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Third-party claims of intellectual property infringement may prevent or delay our product discovery and development efforts.

Our commercial success depends in part on our ability and the ability of future collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, inter partes review, post grant review, and reexamination proceedings before the United States Patent and Trademark Office, or the USPTO, or oppositions and other comparable proceedings in foreign jurisdictions. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our product candidates, manufacturing methods, formulations, administration methods and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights.

Numerous issued patents and pending patent applications that are owned by third parties exist in the fields in which we are developing our product candidates including patents and patent applications relating to, among other things, Factor VIII and Factor IX nucleic acids and AAV vectors comprising such nucleic acids, as well as AAV capsid proteins, AAV formulations and AAV manufacturing and analytical methods. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, the claim scope that may issue from pending patent applications owned by third parties or which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties, including our competitors, may allege they have patent rights encompassing our product candidates, technologies or methods and that we are employing their proprietary technology without authorization.

If third parties, including our competitors, believe that one or more of our product candidates infringe their patents, including if and when our product candidates are approved by the FDA or other regulatory authorities outside of the United States, such third parties may, to the extent such patents are in force at that time, seek to enforce their patents against us by filing a patent infringement lawsuit against us. For example, we are aware of several patents and pending patent applications owned and/or controlled by one of our competitors, uniQure, which include issued claims directed to Factor IX nucleic acids and peptides, liver-specific transcriptional regulatory elements and expression cassettes and vectors containing the same, and methods of using such vectors for gene therapy. We are also aware that certain of these patents may have been exclusively licensed to CSL Behring by uniQure. We are also aware of patents and pending patent applications owned and/or controlled by another competitor, BioMarin, which include issued claims directed to an AAV vector comprising a Factor VIII nucleic acid, as well as several patents and pending patent applications owned and/or controlled by Children’s Hospital of Philadelphia, which include issued claims directed to Factor VIII variants, nucleic acids for encoding such variants and certain AAV formulations.

If uniQure, BioMarin, Children’s Hospital of Philadelphia or any of their respective licensees (including CSL Behring) were to assert these patents against us, we believe we would have defenses against any such assertion, however there can be no assurance that any such defenses will be successful. If any third party, including uniQure, BioMarin, Children’s Hospital of Philadelphia or any of their respective licensees (including CSL Behring) were to assert these or any other patents against us and we are unable to successfully defend against any such assertion, we may be required, including by court order, to cease the development and commercialization of the infringing product candidate or technology, which may include ceasing the development and commercialization of FLT180a, FLT190, FLT201 and/or FLT210, depending on the patents that are asserted. We could also be required to pay damages, which could be significant, including treble damages and attorneys’ fees if we are found to have willfully infringed such patents. We could also be required to obtain a license to such patents in order to continue the development and commercialization of the infringing product candidate or technology, however such a license may not be available on commercially reasonable terms or at all, including because certain of these patents are held by or may be licensed to our competitors. Even if such license were available, it may require substantial payments and it may only be available on a non-exclusive basis, in which case third parties, including our competitors, could use the same licensed intellectual property to compete with us. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to necessary or useful third-party intellectual property to advance our research or allow commercialization of our product candidates and we may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates.

We may choose to challenge, including in connection with any allegation of patent infringement by a third party, the patentability, validity or enforceability of any third-party patent that we believe may have applicability in our field, including the above-mentioned uniQure, BioMarin and Children’s Hospital of Philadelphia patents, and any other third-party patent that may be asserted against us. Such challenges may be brought either in court or by requesting that the USPTO, European Patent Office, or EPO, or other foreign patent offices review the patent claims, such as in an ex-parte re-examination, inter partes review, post-grant review proceeding or opposition proceeding. Third parties may also challenge such patents. For example, we are aware of an inter partes review proceeding instituted by the U.S. Patent Trial and Appeal Board, which was brought by Pfizer Inc. against a patent owned by uniQure related to Factor IX polypeptides. However, there can be no assurance that any such challenge by us or any third party, including the challenge by Pfizer Inc. against the uniQure patent, will be successful. Even if such proceedings are successful, these proceedings are expensive and may consume our time or other resources, distract our management and technical personnel, and the costs of these opposition proceedings could be substantial. If a favorable result in court, at the USPTO, EPO or other patent office is not obtained, we may be exposed to patent litigation by a third party, including uniQure, BioMarin, Children’s Hospital of Philadelphia and/or any of their respective licensees (including CSL

Behring), alleging that their patent rights are infringed by our product candidates or proprietary technologies. We may not have sufficient financial or other resources to adequately conduct these types of litigation or proceedings. There can be no assurance that our defenses of non-infringement, invalidity or unenforceability will succeed. In this regard, patents issued in the United States by law enjoy a presumption of validity that can be rebutted only with evidence that is “clear and convincing,” a heightened standard of proof.

If any third-party patents, including those described above, are held by a court of competent jurisdiction to be valid and enforceable and to cover any of our product candidates or technology, including the manufacturing process of our product candidates, constructs or molecules used in or formed during the manufacturing process, or any final product itself, we may face a number of issues, including:

•	substantial damages for infringement and, if the court finds that the infringement was willful, we could be ordered to pay treble damages plus the third-party patent owner’s attorneys’ fees;

•

a court prohibiting us from developing, manufacturing, marketing, selling or otherwise commercializing our product candidates, or from using our proprietary technologies, unless the applicable third party licenses its rights to us, which may not be available on commercially reasonable terms or at all;

•

if a license is available from the applicable third party, we may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses under our intellectual property rights, and the license granted to us may be non-exclusive, thereby giving other third parties, including our competitors, access to the same technologies licensed to us; and

•

the requirement that we redesign our product candidates or processes so they do not infringe the applicable third-party patents, which may not be possible or may require substantial monetary expenditures and time.

Some third parties, including our competitors, may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. There could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Any of the foregoing, or any uncertainties resulting from the initiation and continuation of any litigation, could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, financial condition, results of operations and prospects. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar adverse effect on our business, financial condition, results of operations and prospects.

Third parties may assert that our employees, advisors or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets of their current or former employers or make claims asserting ownership of what we regard as our own intellectual property.

As is common in the biotechnology and pharmaceutical industries, certain of our employees, consultants, contractors or advisors are currently, or were previously, employed at universities or other biopharmaceutical or pharmaceutical companies, including our competitors or potential competitors, as well as our academic partners. Although no misappropriation or improper disclosure claims against us are currently pending, and although we try to ensure that our employees, advisors, contractors and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, advisors, contractors or consultants have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer or other third parties. We may then have to engage in litigation to defend against these claims. If we fail in defending any claims of this nature, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. An inability to incorporate such technologies or features would harm our business and may prevent us from successfully commercializing our product candidates or at all. Any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with advisors, contractors and consultants. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our product candidates, which would have a material adverse effect on our business, results of operations, financial condition and prospects. Even if we are successful in defending against these types of claims, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, that perception could have a substantial adverse effect on the price of our common stock. This type of litigation or proceeding could substantially increase our operating losses and reduce our resources available for development activities. Some of our competitors may be able to sustain the costs of this type of litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other intellectual property related proceedings could adversely affect our ability to compete in the marketplace.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. Moreover, even when we obtain agreements assigning intellectual property to us, the assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Furthermore, individuals executing agreements with us may have pre-existing or competing obligations to a third party, such as an academic institution, and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual. Disputes about the ownership of intellectual property that we may own may have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, we or our licensors may in the future be subject to claims by former employees, consultants or other third parties asserting an ownership right in our owned or licensed patents or patent applications. An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar technology and therapeutics, without payment to us, or could limit the duration of the patent protection covering our technology and product candidates. Such challenges may also result in our inability to develop, manufacture or commercialize our product candidates without infringing third-party patent rights. Any of the foregoing could have a material adverse effect on our business, financial condition, prospects and results of operations.

We may not be successful in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and in-licenses.

Presently, we rely on intellectual property rights through licenses from third parties to develop, manufacture and commercialize our FLT180a, FLT190, FLT201 and FLT210 product candidates and other product candidates. Additionally, we are developing companion diagnostic tests, such as our proprietary, cell-based transduction inhibition assay, or TIA, that may be required by the FDA or comparable foreign regulatory authorities to be used with our product candidates, which test or tests may be covered by intellectual property rights held by others. Because the commercialization of our technologies and product candidates may require the use of additional intellectual property rights held by third parties, the growth of our business likely will depend, in part, on our ability to acquire or license these intellectual property rights. Our product candidates may also require specific formulations to work effectively and efficiently and these rights may be held by others.

We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary or important to our business operations. In addition, even if we are able to obtain necessary or important licenses, we may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, which would harm our business. Were that to happen, we may need to cease use of the product candidates and technologies covered by those third-party intellectual property rights and may need to seek to develop alternative approaches that do not infringe, misappropriate or violate those intellectual property rights, which may entail additional costs and development delays if we are able to develop such alternatives, or which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, which means that our competitors may also receive access to the same technologies licensed to us. The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies that may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. There can be no assurance that we will be able to successfully complete these types of negotiations and ultimately acquire the rights to the intellectual property surrounding the product candidates that we may seek to develop or market. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment.

If we are unable to successfully obtain rights to required third-party intellectual property or maintain the existing intellectual property rights we have licensed, we may be required to expend significant time and resources to redesign our product candidates, or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis, and we may have to abandon development of our product candidates, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be involved in intellectual property related litigations and other proceedings to defend against third party infringement claims and to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Litigation or other legal proceedings relating to intellectual property claims, with or without merit, are unpredictable and generally expensive and time-consuming. Competitors or other third parties may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, our patents or the patents of our licensing partners also may in the future become involved in inventorship, priority, or validity disputes. In an infringement proceeding or any other inventorship, priority or validity dispute, a court or patent office may decide that one or more of our patents is not valid or is unenforceable, may interpret the claims of our patents narrowly, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Furthermore, third parties may assert that our product candidates or technologies infringe, misappropriate or otherwise violate their intellectual property rights. Defense of these types of claims, regardless of their merit and regardless of whether we are successful, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.

We or our licensors, as the case may be, may not be able to detect infringement against our owned or in-licensed patents, which may be especially difficult for manufacturing processes or formulation patents. Even if we or our licensors detect infringement by a third party of our owned or in-licensed patents, we or our licensors, as the case may be, may choose not to pursue litigation against or settlement with the third party. If we or our licensors later sue such third party for patent infringement, the third party may have certain legal defenses available to it that otherwise would not be available but for the delay between when the infringement was first detected and when the suit was brought. These legal defenses may make it impossible for us or our licensors to enforce our owned or in-licensed patents, as the case may be, against that third party.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigations and proceedings, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, that perception could have a substantial adverse effect on the price of our common stock. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on any issued patent are due to be paid to the USPTO and various government patent agencies outside of the United States in several stages over the lifetime of the patent. Such governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and following the issuance of a patent. In some cases we are dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. Were a noncompliance event to occur, and if the noncompliance event were to lead to loss of rights, our competitors might be able to enter the market with products and technology identical or similar to ours, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

Our owned and licensed patents and patent applications may be subject to priority, validity, inventorship and enforceability disputes. If we or one of our licensors initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, lack of written description, non-enablement or failure to claim patent-eligible subject matter. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld information material to patentability from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies, even outside the context of litigation. For example, we may be subject to a third-party submission of prior art to the USPTO challenging the validity of one or more claims of our owned or licensed patents. Such submissions may also be made prior to a patent’s issuance, precluding the granting of a patent. These types of mechanisms also include re-examination, post grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in other jurisdictions (e.g., opposition proceedings). These types of proceedings could result in revocation or amendment to our patents such that they no longer cover our product candidates or technologies. The outcome for any particular patent following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity and/or unenforceability, or if we are otherwise unable to adequately protect our rights, we would lose at least part, and perhaps all, of the patent protection for our product candidates, which could allow third parties to commercialize identical or similar products to ours without payment to us. Such challenges also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. A loss of patent protection for our product candidates could have a material adverse impact on our ability to commercialize or license our technology and product candidates and on our business, financial condition, prospects and results of operations.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application is entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The America Invents Act also includes a number of significant changes that affect the way patent applications are prosecuted and also may affect patent litigation. These changes include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to challenge the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. The America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The patent positions of companies engaged in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that may have a material adverse effect on our ability to obtain new patents and to defend and enforce our existing patents and patents that we might obtain in the future. We cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents. Any of the foregoing, including any similar adverse changes in the patent laws of other jurisdictions, could also have a material adverse effect on our business, financial condition, prospects and results of operations.

We may not be able to protect our intellectual property rights throughout the world.

We have intellectual property rights in a number of countries. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries are less extensive than those in the United States and Europe. In addition, the laws of some countries do not protect intellectual property rights to the same extent as federal and state laws in the United States and Europe. Consequently, we may not be able to prevent third parties from practicing our or our licensors’ inventions in all countries, or from selling or importing products made using our or our licensors’ inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States or Europe. These products may compete with our product candidates in jurisdictions where we do not have any issued patents and our or our licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for us to stop the infringement of our patents, if pursued and obtained, or marketing of competing products against third parties in violation of our proprietary rights generally. The initiation of proceedings by third parties to challenge the scope or validity of our or our licensors’ patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Proceedings to enforce our or our licensors’ patent rights in foreign jurisdictions, could result in substantial costs and divert our efforts and attention from other aspects of our business could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We or our licensors may not prevail in any lawsuits that we or our licensors initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Certain of our employees and inventions are subject to German law.

Certain of our personnel work in Germany and are subject to German employment law. Inventions which may be the subject of a patent or of protection as a utility model and which are or were made by personnel working in Germany (except for legal representatives of our respective legal entities, for example managing directors) are subject to the provisions of the German Act on Employees’ Inventions (Gesetz über Arbeitnehmererfindungen), or the German Inventions Act, which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes may occur between us and our current or past employees pertaining to the sufficiency of compensation paid by us, allocation of rights to inventions under this act or alleged non-adherence to the provisions of this act, any of which may be costly to resolve and take up our management’s time and efforts whether we prevail or fail in such dispute. Even if we lawfully own all inventions created by our employees who are subject to the German Inventions Act, we are required under German law to reasonably compensate such employees for the use of the inventions and intellectual property rights related thereto. If we are required to pay compensation or face other disputes under the German Inventions Act, our results of operations could be adversely affected. Legal representatives of legal entities, for example managing directors, whose contractual relationships with the respective entity are subject to German law and that are not subject to the German Inventions Act as well as consultants must assign and transfer their interest in inventions and/or patents they invent or co-invent to us in order for us to have any rights to such inventions or patents.

While we believe that all assignments from current and past German employee inventors, legal representatives of our legal entities and consultants have been made, there can be no assurance that all such assignments are fully effective, which may lead to unexpected costs or economic disadvantages and may harm our business, prospects, financial condition and results of operations. If any of our current or past employees, legal representatives of our legal entities or consultants obtain or retain ownership or co-ownership of any inventions or related intellectual property rights that we believe we own, we may lose valuable intellectual property rights and be required to obtain and maintain licenses from such employees or legal representatives of legal entities or consultants to such inventions or intellectual property rights, which may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain a license to any such employee’s, legal representative’s of legal entities or consultant’s interest in such inventions or intellectual property rights, we may need to cease the development, manufacture, and commercialization of one or more of the products or solutions we may develop or may have developed. In addition, any loss of exclusivity of our intellectual property rights could limit our ability to stop others from using or commercializing similar or identical products and solutions. Any of the foregoing events could have a material adverse effect on our business, financial condition, prospects and results of operations.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In most countries, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest national filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new product candidates, it is possible that patents protecting our product candidates might expire before or shortly after we commercialize those candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more U.S. patents that we license or may own in the future may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent per product may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, even if we were to seek a patent term extension, it may not be granted because of, for example, the failure to exercise due diligence during the testing phase or regulatory review process, the failure to apply within applicable deadlines, the failure to apply prior to expiration of relevant patents, or the failure to otherwise satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded under an extension request could be less than we request. In addition, to the extent we wish to pursue patent term extension based on a patent that we in-license from a third party, we would need the cooperation of that third party. If we are unable to obtain patent term extension or if the term of any requested extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, be able to enter the market sooner, and our revenue could be reduced, and our business, financial condition, prospects and results of operations could be materially harmed.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest.

As of June 15, 2020, we have three registered trademarks relating to the Freeline name and stylized word in the United States, and corresponding trademark registrations have been obtained in some other jurisdictions.

However, our pending and future trademark applications in the United States and other jurisdictions may not be allowed or may subsequently be opposed. Once filed and registered, our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, particularly for a company of our size. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Government Regulation

Even if we complete the necessary clinical trials, we cannot predict when, or if, we will obtain regulatory approval to commercialize our product candidates and the approval may be for a narrower indication than we seek.

We cannot commercialize a product candidate until the appropriate regulatory authorities have reviewed and approved the product candidate. The FDA must review and approve any new pharmaceutical product before it can be marketed and sold in the United States. The FDA regulatory review and approval process, which includes evaluation of preclinical studies and clinical trials of a product candidate and proposed labeling, as well as the evaluation of the manufacturing process and manufacturers’ facilities, is lengthy, expensive and uncertain. To obtain approval, we must, among other things, demonstrate with substantial evidence from well-controlled clinical trials that the product candidate is both safe and effective for each indication where approval is sought. Even if our product candidates meet the FDA’s safety and efficacy endpoints in clinical trials, the FDA may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. The FDA has substantial discretion in the review and approval process and may refuse to file our application for substantive review or may determine after review of our data that our application is insufficient to allow approval of our product candidates. The FDA may require that we conduct additional preclinical studies, clinical trials or manufacturing validation studies and submit that data before it will reconsider our application. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory authority policy during the period of product development, clinical trials and the review process.

The FDA, EMA or other regulatory authorities also may approve a product candidate for more limited indications than requested or may impose significant limitations in the form of narrow indications, warnings or a REMS. These regulatory authorities may require precautions or contraindications with respect to conditions of use or may grant approval subject to the performance of costly post-marketing clinical trials. In addition, the FDA, EMA or other regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. Any of the foregoing scenarios could harm the commercial prospects for our product candidates and negatively impact our business, financial condition, results of operations and prospects.

Delays in obtaining regulatory approval of our manufacturing process and facility or disruptions in our manufacturing process may delay or disrupt our product development and commercialization efforts.

Before we can begin to commercially manufacture our product candidates, whether in a third-party facility or in our own facility, once established, we must obtain regulatory approval from the FDA for our manufacturing process and facility. A manufacturing authorization must also be obtained from the appropriate European Union regulatory authorities. In addition, we or a third-party manufacturer must pass a pre-approval inspection of the manufacturing facility by the FDA before our product candidates can obtain marketing approval. In order to obtain approval, we will need to ensure that all of our processes, methods and equipment are compliant with cGMP, and perform extensive audits of vendors, contract laboratories and suppliers. If any of our vendors, contract laboratories or suppliers are found to be noncompliant with cGMP, we may experience delays or disruptions in manufacturing while we work with these third parties to remedy the violation or while we work to identify suitable replacement vendors. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. In complying with cGMP, we will be obligated to expend time, money and effort in production, record keeping and quality control to assure that the product meets applicable specifications and other requirements. If we fail to comply with these requirements, we would be subject to possible regulatory action and may not be permitted to sell any product candidate that we may develop.

If we or our third-party manufacturers fail to comply with applicable cGMP regulations, the FDA, EMA and other regulatory authorities can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new product candidate or suspension or revocation of a pre-existing approval. Such an occurrence may cause our business, financial condition, results of operations and prospects to be harmed.

Additionally, if the supply from our third-party manufacturers is interrupted, there could be a significant disruption in commercial supply of our product candidates. We do not currently have a backup manufacturer of our product candidate supply for clinical trials or commercial sale. An alternative manufacturer would need to be qualified through a supplement to its regulatory filing, which could result in further delays. The regulatory authorities also may require additional clinical trials if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and could result in a delay in our desired clinical and commercial timelines.

If our competitors are able to obtain orphan drug exclusivity for products that constitute the same drug and treat the same indications as our product candidates, we may not be able to have competing products approved by applicable regulatory authorities for a significant period of time. In addition, even if we obtain orphan drug exclusivity for any of our product candidates, such exclusivity may not protect us from competition.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate products for relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA may designate a product candidate as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as having a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. Additionally, orphan designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biologic product.

We have received orphan drug designation for FLT180a for the treatment of hemophilia from the FDA in the United States and from the EMA in the European Union and for FLT190 from the EMA in the European

Union. The designation of FLT180a or FLT190 as an orphan product does not guarantee that any regulatory agency will accelerate regulatory review of, or ultimately approve, that product candidate, nor does it limit the ability of any regulatory agency to grant orphan drug designation to product candidates of other companies that treat the same indications as our product candidates prior to our product candidates receiving exclusive marketing approval. For example, we are aware that Spark Therapeutics Inc. and uniQure N.V. were also granted orphan product designation by the EMA and FDA for their product candidates for the treatment of hemophilia B. As a result, there can be no assurance that FLT180a will receive marketing approval for the applicable exclusivity period.

Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for a product that constitutes the same drug treating the same indication for that marketing exclusivity period, except in limited circumstances. If another sponsor receives such approval before we do (regardless of our orphan drug designation), we will be precluded from receiving marketing approval for our product candidates for the applicable exclusivity period. The applicable period is seven years in the United States and ten years in the European Union. The exclusivity period in the European Union can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be revoked if any regulatory agency determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition. The most common approach to overcoming orphan exclusivity is to prove clinical superiority of the second-to-market therapy to the currently approved first-to-market product, and we may not be able to prove this to the extent necessary to overcome the exclusivity granted to the first-to-market-therapy.

Even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different drugs can be approved for the same condition. In the United States, even after an orphan drug is approved, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug or is clinically superior in that it is shown to be safer in a substantial portion of the target populations, more effective or otherwise makes a major contribution to patient care. In the European Union, marketing authorization may be granted to a similar medicinal product for the same orphan indication if:

•

the second applicant can establish in its application that its medicinal product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior;

•	the holder of the marketing authorization for the original orphan medicinal product consents to a second orphan medicinal product application; or

•	the holder of the marketing authorization for the original orphan medicinal product cannot supply sufficient quantities of orphan medicinal product.

We may seek priority review designation for one or more of our product candidates, but we might not receive such designation, and even if we do, such designation may not lead to a faster regulatory review or approval process.

If the FDA determines that a product candidate offers a treatment for a serious condition and, if approved, the product would provide a significant improvement in safety or effectiveness, the FDA may designate the product candidate for priority review. A priority review designation means that the goal for the FDA to review an application is six months, rather than the standard review period of ten months. We may request priority review for our product candidates. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if we believe a particular product candidate is eligible for such designation or status, in particular if such product candidate has received a Breakthrough Therapy designation or regenerative medicine advanced therapy, or RMAT, designation, the FDA may decide not to grant it. Moreover, a priority review designation does not result in expedited development and does not necessarily result in expedited regulatory review or approval process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within the six-month review cycle or at all.

Even if we obtain regulatory approval for a product candidate, our product candidates will remain subject to regulatory oversight.

Even if we obtain regulatory approval for our product candidates, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, recordkeeping and submission of safety and other post-market information. Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the quality, safety and efficacy of the product. For example, the holder of an approved BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. FDA guidance advises that patients treated with some types of gene therapy undergo follow-up observations for potential adverse events for as long as 15 years. The holder of an approved BLA also must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. In addition, the holder of a BLA must comply with the FDA’s advertising and promotion requirements, such as those related to the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling, known as “off-label use.” Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements and adherence to commitments made in the BLA or foreign marketing application. If we, or a regulatory authority, discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or if a regulatory authority disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If we fail to comply with applicable regulatory requirements following approval of our product candidates, a regulatory or enforcement authority may:

•	issue a warning letter asserting that we are in violation of the law;

•	seek an injunction or impose administrative, civil or criminal penalties or monetary fines;

•	suspend and/or revoke regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve a pending BLA or comparable foreign marketing application (or any supplements thereto) submitted by us or our strategic partners;

•	restrict the marketing or manufacturing of the product;

•	seize or detain the product or otherwise require the withdrawal of the product from the market;

•	refuse to permit the import or export of the product; or

•	refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and adversely affect our business, financial condition, results of operations and prospects.

In addition, the FDA’s policies, and those of the EMA and other regulatory authorities, may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would negatively impact our business, financial condition, results of operations and prospects.

In response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities and products while local, national and international conditions warrant. On March 18, 2020, the FDA announced its intention to temporarily postpone routine surveillance inspections of domestic manufacturing facilities and provided guidance regarding the conduct of clinical trials which the FDA continues to update. As of June 23, 2020, the FDA noted it was continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals and conducting mission critical domestic and foreign inspections to ensure compliance of manufacturing facilities with FDA quality standards. However, the FDA may not be able to maintain this pace and delays or setbacks are possible in the future. On July 10, 2020, the FDA announced its goal of restarting domestic on-site inspections during the week of July 20 but such activities will depend on data about the virus’ trajectory in a given state and locality and the rules and guidelines that are put in place by state and local governments. The FDA has developed a rating system to assist in determining when and where it is safest to conduct prioritized domestic inspections. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities.

Even if we obtain and maintain approval for our product candidates in a major pharmaceutical market such as the United States, we may never obtain approval for our product candidates in other major markets.

In order to market any products in a country or territory, we must establish and comply with numerous and varying regulatory requirements of such countries or territories regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking regulatory approvals in all major markets could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials, which would be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our product candidates in those countries. Satisfying these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We currently do not have any product candidates approved for sale in any jurisdiction, whether in the United States, Europe or any other international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be compromised.

The withdrawal of the United Kingdom from the European Union, commonly referred to as “Brexit,” may adversely impact our ability to obtain regulatory approvals of our product candidates in the European Union, result in restrictions or imposition of taxes and duties for importing our product candidates into the European Union, and may require us to incur additional expenses in order to develop, manufacture and commercialize our product candidates in the European Union.

The United Kingdom is a major market for pharmaceutical products. Following the result of a referendum in 2016, the United Kingdom left the European Union on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed to by the United Kingdom and the European Union, the United Kingdom will be subject to a transition period until December 31, 2020, or the Transition Period, during which the United Kingdom will remain within the European Union single market and customs union and European Union rules will continue to apply in the United Kingdom. Negotiations between the United Kingdom and the European Union are expected to continue in relation to the customs and trading relationship between the United Kingdom and the European Union following the expiry of the Transition Period.

As a result of Brexit, the EMA, formerly situated in London, relocated to Amsterdam. Following the Transition Period, there is a risk that the relocation will interrupt current administrative routines and occupy resources, which may generally adversely affect our dealings with the EMA. Further, there is considerable uncertainty resulting from a lack of precedent and the complexity of the United Kingdom and EU’s intertwined legal regimes as to how Brexit (following the Transition Period) will impact the life sciences industry in Europe, including our company, including with respect to ongoing or future clinical trials. Since a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our product candidates is derived from EU directives and regulations, the withdrawal could materially impact the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the United Kingdom or the European Union. The impact will largely depend on the model and means by which the United Kingdom’s relationship with the European Union is governed post-Brexit. For example, following the Transition Period, the United Kingdom will no longer be covered by the centralized procedures for obtaining EU-wide marketing authorization from the EMA and, unless a specific agreement is entered into, a separate process for authorization of drug products, including our product candidates, will be required in the United Kingdom, the potential process for which is currently unclear. As a result, we cannot predict the impact that Brexit will have on (i) the marketing of pharmaceutical products, (ii) the process to obtain regulatory approval in the United Kingdom for product candidates or (iii) the award of exclusivities that are normally part of the EU legal framework (for instance Supplementary Protection Certificates, Pediatric Extensions or Orphan exclusivity). Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the United Kingdom or the European Union and restrict our ability to generate revenue and achieve and sustain profitability.

Brexit may also result in a reduction of funding to the EMA if the United Kingdom no longer makes financial contributions to European institutions, such as the EMA. If U.K. funding is so reduced, it could create delays in the EMA issuing regulatory approvals for our product candidates and, accordingly, have a material adverse effect on our business, financial condition, results of operations or prospects.

In addition, we may be required to pay taxes or duties or be subjected to other hurdles in connection with the importation of our product candidates into the European Union, or we may incur expenses in establishing a manufacturing facility in the European Union in order to circumvent such hurdles. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom or the European Union for our product candidates, or incur significant additional expenses to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business.

As a result of Brexit, other European countries may seek to conduct referenda with respect to their continuing membership with the European Union. Given these possibilities and others we may not anticipate, as well as the absence of comparable precedent, it is unclear what financial, regulatory and legal implications the withdrawal of the United Kingdom from the European Union would have and how such withdrawal would affect us, and the full extent to which our business could be adversely affected.

We may seek a conditional marketing authorization in Europe for some or all of our current product candidates, but we may not be able to obtain or maintain such designation.

As part of its marketing authorization process, the EMA may grant marketing authorizations for certain categories of medicinal products on the basis of less complete data than is normally required, when doing so may meet unmet medical needs of patients and serve the interest of public health. In such cases, it is possible for the Committee for Medicinal Products for Human Use, or CHMP, to recommend the granting of a marketing authorization, subject to certain specific obligations to be reviewed annually, which is referred to as a conditional marketing authorization. This may apply to medicinal products for human use that fall under the jurisdiction of the EMA, including those that aim at the treatment, the prevention, or the medical diagnosis of seriously debilitating or life-threatening diseases and those designated as orphan medicinal products.

A conditional marketing authorization may be granted when the CHMP finds that, although comprehensive clinical data referring to the safety and efficacy of the medicinal product have not been supplied, all the following requirements are met:

•	the risk-benefit balance of the medicinal product is positive;

•	it is likely that the applicant will be in a position to provide the comprehensive clinical data;

•	unmet medical needs will be fulfilled; and

•	the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data is still required.

The granting of a conditional marketing authorization is restricted to situations in which only the clinical part of the application is not yet fully complete. Incomplete preclinical or quality data may only be accepted if duly justified and only in the case of a product intended to be used in emergency situations in response to public health threats. Conditional marketing authorizations are valid for one year, on a renewable basis. The holder will be required to complete ongoing trials or to conduct new trials with a view to confirming that the benefit-risk balance is positive. In addition, specific obligations may be imposed in relation to the collection of pharmacovigilance data.

Granting a conditional marketing authorization allows medicines to reach patients with unmet medical needs earlier than might otherwise be the case and will ensure that additional data on a product is generated, submitted, assessed and acted upon. Although we may seek a conditional marketing authorization for one or more of our product candidates by the EMA, the CHMP may ultimately not agree that the requirements for such conditional marketing authorization have been satisfied and hence delay the commercialization of our product candidates.

Healthcare legislative reform measures may have a negative impact on our business and results of operations.

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, changed the way Medicare covers and pays for pharmaceutical products. The MMA expanded Medicare coverage for outpatient drug purchases by adding a new Medicare Part D program and introduced a new reimbursement methodology based on average sales prices for Medicare Part B physician-administered drugs. In addition, the MMA authorized Medicare Part D prescription drug plans to limit the number of drugs that will be covered in any therapeutic class in their formularies. The MMA’s cost reduction initiatives and other provisions could decrease the coverage and price that we receive for any approved products. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors. Similar regulations or reimbursement policies may be enacted in international markets which could similarly impact our business.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the PPACA, was passed, which substantially changes the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The PPACA, among other things: (i) addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; (ii) increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations; (iii) establishes annual fees and taxes on manufacturers of certain branded prescription drugs; (iv) expands the availability of lower pricing under the 340B drug pricing program by adding new entities to the program; and (v) establishes a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. Additionally, in the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biologic products that are demonstrated to be “highly similar” (biosimilar) or “interchangeable” with an FDA-approved biologic product. This new pathway could allow competitors to reference data from biologic products already approved after twelve years from the time of approval. This could expose us to potential competition by lower-cost biosimilars even if we commercialize a product candidate faster than our competitors. Moreover, the creation of this abbreviated approval pathway does not preclude or delay a third party from pursuing approval of a competitive product candidate via the traditional approval pathway based on their own clinical trial data.

Additional changes that may affect our business include those governing enrollment in federal healthcare programs, reimbursement changes, rules regarding prescription drug benefits under the health insurance exchanges and fraud and abuse and enforcement. Continued implementation of the PPACA and the passage of additional laws and regulations may result in the expansion of new programs such as Medicare payment for performance initiatives, and may impact existing government healthcare programs, such as by improving the physician quality reporting system and feedback program. For each state that does not choose to expand its Medicaid program, there likely will be fewer insured patients overall, which could impact the sales, business and financial condition of manufacturers of branded prescription drugs. Where patients receive insurance coverage under any of the new options made available through the PPACA, manufacturers may be required to pay Medicaid rebates on that resulting drug utilization. The U.S. federal government also has announced delays in the implementation of key provisions of the PPACA. The implications of these delays for our business and financial condition, if any, are not yet clear.

Since its enactment, some of the provisions of the PPACA have yet to be fully implemented, while certain provisions have been subject to judicial, congressional, and executive challenges. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the PPACA. Since January 2017, President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA. On January 20, 2017, President Trump signed the first Executive Order, directing federal agencies with authorities and responsibilities under the PPACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the PPACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. On October 13, 2017, President Trump signed the second Executive Order terminating the cost-sharing subsidies that reimburse insurers under the Affordable Care Act. The current administration has concluded that cost-sharing reduction, or CSR, payments to insurance companies required under the PPACA have not received necessary appropriations from Congress and announced that it will discontinue these payments immediately until those appropriations are made. The loss of the CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the PPACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. The loss of the cost share reduction payments is expected to increase premiums on certain policies issued by qualified health plans under the PPACA. Further, on June 14, 2018, the U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay to third-party payors more than $12 billion in PPACA risk corridor payments that they argued were owed to them. This decision was appealed to the U.S. Supreme Court, which on April 27, 2020, reversed the U.S. Court of Appeals for the Federal Circuit’s decision and remanded the case to the U.S. Court of Federal Claims, concluding the government has an obligation to pay these risk corridor payments under the relevant formula. It is not clear what effect this result will have on our business, but we will continue to monitor any developments. While Congress has not passed comprehensive repeal legislation to date, it has enacted laws that modify certain provisions of the Affordable Care Act such as the Tax Cuts and Jobs Act of 2017, or TCJA, which decreased, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year, commonly referred to as the “individual mandate,” to $0. On December 14, 2018, a federal district court in Texas ruled the individual mandate is a critical and inseverable feature of the PPACA, and therefore, because it was repealed as part of the TCJA, the remaining provisions of the PPACA are invalid as well. The current administration and CMS have both stated that the ruling will have no immediate effect, and on December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional, and remanded the case to the lower court to reconsider its earlier invalidation of the full PPACA. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and has allotted one hour for oral arguments, which are expected to occur in the fall. We cannot predict what affect further changes to the PPACA would have on our business. Pending review, the PPACA remains in effect, but it is unclear at this time what effect the latest ruling will have on the status of the PPACA. Litigation and legislation over the PPACA are likely to continue, with unpredictable and uncertain results.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain PPACA- mandated fees, including the so called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on nonexempt medical devices. However on December 20, 2019, President Trump signed into law the Further Consolidated Appropriations Act (H.R. 1865), which repeals the Cadillac tax, the health insurance provider tax, and the medical device excise tax. It is impossible to determine whether similar taxes could be instated in the future. The Bipartisan Budget Act of 2018, also amended the PPACA, effective January 1, 2019, by increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” On January 2, 2013, the American Taxpayer Relief Act of 2012, or ATRA, was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, and, due to subsequent legislative amendments, will remain in effect through 2030 unless additional Congressional action is taken. However, the Medicare sequester reductions under the Budget Control Act will be suspended from May 1, 2020 through December 31, 2020 due to the COVID-19 pandemic.

Moreover, CMS published a final rule permitting further collections and payments to and from certain PPACA qualified health plans and health insurance issuers under the PPACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. In addition, CMS has recently published a final rule that would give states greater flexibility, starting in 2020, in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the PPACA for plans sold through such marketplaces. Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted.

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the White House’s budget for fiscal years 2019 and 2020 contain further drug price control measures that could be enacted during the budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low income patients. Additionally, the White House released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. HHS has already started the process of soliciting feedback on some of these measures and, at the same time, is immediately implementing others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy, a type of prior authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019.

Further, on May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for our product candidates, once approved, or put pressure on our product pricing.

Our ability to generate revenue from product candidates could be adversely affected by changes in healthcare spending and policy in the United States and abroad. In the United States, the European Union and other potentially significant markets for our product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which has resulted in lower average selling prices. Furthermore, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the European Union will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical reimbursement policies and pricing in general.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for our product candidates, if we obtain regulatory approval;

•	our ability to set a price that we believe is fair for our product candidates;

•	our ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

We expect that the PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

We are subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations.

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or the Bribery Act, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, the FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense. We and our commercial partners operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose corrupt or illegal activities could potentially subject us to liability under the Bribery Act, FCPA or local anti-corruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the

European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by the United Kingdom, United States or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

Our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Arrangements with third-party payors and customers can expose pharmaceutical manufacturers to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, or FCA, which may constrain the business or financial arrangements and relationships through which such companies sell, market and distribute biopharmaceutical products. In particular, the research of our product candidates, as well as the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commissions, certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. The applicable federal, state and foreign healthcare laws and regulations laws that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, in return for either the referral of an individual, or the purchase, lease, order, or recommendation or arrangement for the purchase, lease, order, or recommendation of a good, facility, item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers on the other. The PPACA amended the intent requirement of the federal Anti-Kickback Statute, such that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, a claim submitted for payment to any federal health care program that includes items or services that were made as a result of a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

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federal civil and criminal false claims laws, including the FCA, and civil monetary penalty laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other government payors that are false, fictitious or fraudulent; knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. A claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute or certain marketing practices, including off-label promotion, may implicate the FCA. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring qui tam actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit, among other things, a person from knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (.e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, which impose certain requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the rule, such as health plans, healthcare clearinghouses and healthcare providers, and by their respective business associates, those independent contractors or agents of covered entities that perform certain functions or activities that involve the creation, use, receipt, maintenance or disclosure of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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federal transparency laws, including the federal Physician Payment Sunshine Act and its implementing regulations, that require certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the CMS information related to: (i) payments or other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals and (ii) ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made in the previous year to certain non-physician providers such as physician assistants and nurse practitioners;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by third-party payors, including private insurers, and may be broader in scope than their federal equivalents; state and foreign laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing; state and local laws that require the registration of biopharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant criminal, civil and administrative sanctions including monetary penalties, damages, fines, disgorgement, reputational harm, individual imprisonment, and exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, reputational harm, and we may be required to curtail or restructure our operations, any of which could adversely affect our ability to operate our business and our results of operations. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Any action for violation of these laws, even if successfully defended, could cause a biopharmaceutical manufacturer to incur significant legal expenses and divert management’s attention from the operation of the business. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially affect business in an adverse way.

The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of EU Member States. Infringement of these laws could result in substantial fines and imprisonment. Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

Our internal information technology systems, or those of our third-party vendors, contractors, or consultants, may fail or suffer security breaches, loss or leakage of data, and other disruptions, which could result in a material disruption of our services, compromise sensitive information related to our business, or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business.

We are increasingly dependent upon information technology systems, infrastructure, and data to operate our business. In the ordinary course of business, we collect, store, and transmit confidential information (including but not limited to intellectual property, proprietary business information, and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party vendors and other contractors and consultants who have access to our confidential information.

Despite the implementation of security measures, given the size and complexity of our internal information technology systems and those of our third-party vendors and other contractors and consultants, and the increasing amounts of confidential information that they maintain, such information technology systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war, and telecommunication and electrical failures. Such information technology systems are additionally vulnerable to security breaches from inadvertent or intentional actions by our employees, third-party vendors, contractors, consultants, business partners, and/or other third parties, or from cyberattacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information). Any of the foregoing may compromise our system infrastructure, or that of our third-party vendors and other contractors and consultants or lead to data leakage. The risk of a security breach or disruption, particularly through cyberattacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or those of our third-party vendors and other contractors and consultants, or inappropriate disclosure of confidential or proprietary information, we could incur liability and reputational damage and the further development and commercialization of our product candidates could be delayed. The costs related to significant security breaches or disruptions could be material and exceed the limits of the cybersecurity insurance we maintain against such risks. If the information technology systems of our third-party vendors and other contractors and consultants become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

We cannot assure you that our data protection efforts and our investment in information technology will prevent significant breakdowns, data leakages, breaches in our systems, or those of our third-party vendors and other contractors and consultants, or other cyber incidents that could have a material adverse effect upon our reputation, business, operations, or financial condition. For example, if such an event were to occur and cause interruptions in our operations, or those of our third-party vendors and other contractors and consultants, it could result in a material disruption or delay of the development of our product candidates. Furthermore, significant disruptions of our internal information technology systems or those of our third-party vendors and other contractors and consultants, or security breaches could result in the loss, misappropriation, and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information, and personal information), which could result in financial, legal, business, and reputational harm to us. For example, any such event that leads to unauthorized access, use, or disclosure of personal information, including personal information regarding our customers or employees, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to a variety of stringent privacy and data laws, information security laws, regulations, policies and contractual obligations related to data privacy and security and our failure to comply with them, or changes in, such laws, regulations, policies and contractual obligations could adversely affect our business.

We maintain a large quantity of sensitive information, including confidential business and patient health information in connection with our studies, and are subject to privacy and data protection laws and regulations that apply to the collection, transmission, storage and use of personally identifying information, which among other things, impose certain requirements relating to the privacy, security and transmission of personal information. The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Failure to comply with any of these laws and regulations could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure, protection and security of personal information, including federal and state health information privacy laws, federal and state security breach notification laws, and federal and state consumer protection laws. Each of these laws is subject to varying interpretations and constantly evolving. In particular, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act, or HIPAA, establish privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. While we are not currently subject to HIPAA, we may in the future be required to comply with HIPAA, which may increase our compliance costs and potential liability.

If we are unable to properly protect the privacy and security of protected health information, we could be found to have breached our contracts. Further, if we fail to comply with applicable privacy laws, we can suffer financial liability and reputational harm. In addition, responses to enforcement activity can consume significant internal resources. Furthermore, state attorneys general are authorized under certain statutes to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents. We cannot be sure how these regulations will be interpreted, enforced or applied to our operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to our policies, procedures and systems.

Data privacy remains an evolving landscape at both the domestic and international level, with new laws and regulations being proposed or coming into effect. For example, in June 2018 the State of California enacted the California Consumer Privacy Act of 2018, or CCPA, which went into effect on January 1, 2020 and requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices, allow consumers to opt out of certain data sharing with third parties and provide a new cause of action for data breaches. At this time, we do not collect personal data on residents of California but should we begin to do so, the CCPA will impose new and burdensome privacy compliance obligations on our business and will raise new risks for potential fines and class actions.

In addition, on May 25, 2018, the EU’s General Data Protection Regulation (EU) 2016/679, or the GDPR, became applicable, replacing data protection laws issued by each EU member state based on the Directive 95/46/EC, or the Directive. Unlike the Directive, which needed to be transposed at a national level, the GDPR text is directly applicable in each EU member state, resulting in a more uniform application of data privacy laws across the EU. The GDPR governs the collection, use, disclosure, transfer or other processing of personal data.

Among other things, the GDPR imposes requirements regarding the security of personal data and mandatory data breach notifications, imposes strict rules on the lawful bases on which personal data can be processed, expands the definition of personal data and requires changes to informed consent forms or documentation, as well as more detailed notices for clinical trial subjects, investigators and other individuals. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing activities and policies documenting compliance. It requires data controllers to implement more stringent operational requirements for processors and controllers of personal data, including, for example, transparent and expanded disclosure to data subjects (in a concise, intelligible and easily accessible form) about how their personal information is to be used, imposes limitations on retention of personal data, increases requirements pertaining to health data and pseudonymized (i.e., key-coded) data, and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities, while establishing rights for individuals with respect to their personal data, including rights of access and deletion in certain circumstances. In addition, the GDPR increases the scrutiny of transfers of personal data from clinical trial sites located in the European Economic Area and the United Kingdom to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws. The GDPR imposes substantial fines for breaches and violations (the greater of €20 million or 4% of global turnover), and also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. The GDPR provides that EU member states may introduce further conditions, including limitations, to make their own further laws and regulations limiting the processing of genetic, biometric, or health data, which could limit our ability to collect, use and share European data, or could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harm our business and financial condition. We are required to implement measures and ongoing compliance strategies to comply with the terms of the GDPR and applicable national data protection and privacy laws, which may create additional costs and expenses for our business. In addition, we may have indemnification obligations in respect of, or be required to pay the expenses relating to, any litigation or action as a result of any purported breach of the GDPR. Further, the United Kingdom’s departure from the EU has raised new challenges and questions with respect to the future of data protection regulation in the United Kingdom, including in relation to the lawfulness of transfers of EU personal data to the United Kingdom.

Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. If we fail to comply with any such laws or regulations, we may face significant government-imposed fines and penalties or orders requiring that we change our practices, claims for damages or other liabilities, regulatory investigations and enforcement action, litigation and significant costs for remediation, any of which could adversely affect our business, financial condition and results of operations. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our business, financial condition, results of operations or prospects.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur substantial costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the generation, handling, use, storage, treatment, manufacture, transportation and disposal of, and exposure to, hazardous materials and wastes, as well as laws and regulations relating to occupational health and safety. Our operations involve the use of hazardous and flammable materials, including chemicals and biologic materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes and/or make use of waste disposal infrastructure at our leased facilities. We cannot completely eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

Although we maintain workers’ compensation insurance for certain costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for toxic tort claims that may be asserted against us in connection with our storage or disposal of biologic, chemical or hazardous materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations, which have tended to become more stringent over time. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions or liabilities, which could adversely affect our business, financial condition, results of operations and prospects.

Risks Related to our Employee Matters, Managing our Growth and Other Risks Relating to Our Business Operations

Our future success depends on our ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

We are highly dependent on members of our executive team, the loss of whose services may adversely impact the achievement of our objectives. While we have entered into employment agreements with each of our executive officers, any of them could leave our employment at any time. Further, while we expect to engage in an orderly transition process as we integrate newly appointed Chief Executive Officer, Theresa Heggie, we face a variety of risks and uncertainties relating to management transition, including diversion of management attention from business concerns, failure to retain other key personnel or loss of institutional knowledge. In addition, the loss of the services of any of our executive officers, other key employees and other scientific and medical advisors, and an inability to find suitable replacements could result in delays in product development and harm our business.

The unexpected loss of service of one or more of our key employees and the failure to transfer knowledge and effect a smooth transition might impede the achievement of our research, development and commercialization objectives, and may have an adverse impact on our business, resulting from the loss of such person’s knowledge of our business and years of experience in gene therapy research. The inability to effectively manage key employee transitions and management changes in the future may have an adverse effect on our future business and reputation.

Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, also will be critical to our success. There currently is a shortage of skilled individuals with substantial gene therapy experience, which is likely to continue. As a result, competition for skilled personnel, including in gene therapy research and vector manufacturing, is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies and academic institutions for individuals with similar skill sets. In addition, failure to succeed in preclinical studies or clinical trials or applications for marketing approval may make it more challenging to recruit and retain qualified personnel. The inability to recruit, or loss of services of certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and have an adverse effect on our business, financial condition, results of operations and prospects.

We conduct our operations at our facilities in Stevenage (U.K.), Munich (Germany), Boston and New York (U.S.). The U.K., Germany and U.S. are headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. Changes to U.K., German, EU or U.S. immigration and work authorization laws and regulations, including those that restrain the flow of scientific and professional talent, can be significantly affected by political forces and levels of economic activity. Our business may be materially adversely affected if legislative or administrative changes to immigration or visa laws and regulations impair our hiring processes and goals or projects involving personnel who are not U.K., EU or U.S. citizens.

In addition, COVID-19 could affect our employees or the employees of companies with which we do business, including our suppliers and CMOs, thereby disrupting our business operations. Quarantines and travel restrictions imposed by governments in the jurisdictions in which we and the companies with which we do business operate could materially impact the ability of employees to access preclinical and clinical sites, laboratories, manufacturing sites and offices. We have implemented work-at-home policies and may experience limitations in employee resources. Our increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay, or otherwise adversely impact our business. In addition, this could increase our cybersecurity risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations or delay necessary interactions with regulators, research or clinical trial sites, manufacturing sites and our third-party contractors.

If we are unable to manage expected growth in the scale and complexity of our operations, our performance may suffer.

If we are successful in executing our business strategy, we will need to expand our managerial, operational, financial and other systems and resources to manage our operations, continue our research and development activities and, in the longer term, build a commercial infrastructure to support commercialization of any of our product candidates that are approved for sale. It is likely that our management, finance, development personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and any future product candidates requires that we continue to develop more robust business processes and improve our systems and procedures in each of these areas and to attract and retain sufficient numbers of talented employees. Future growth would impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;

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managing our internal development efforts effectively, including the clinical and FDA review process for our product candidates, while complying with our contractual obligations to contractors and other third parties; and

•	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities. We may be unable to successfully implement these tasks on a larger scale and, accordingly, may not achieve our research, development and growth goals.

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with FDA or EMA regulations or the regulations applicable in other jurisdictions, provide accurate information to the FDA, EMA and other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA, EMA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation.

We plan to adopt a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations and prospects, including the imposition of significant criminal, civil and administrative sanctions, such as monetary penalties, damages, fines, disgorgement, individual imprisonment, and exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, reputational harm, and we may be required to curtail or restructure our operations.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any product candidate that we may develop.

We face an inherent risk of product liability as a result of the planned clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates that receive marketing approvals, if any. Even successful defenses would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for any product candidate that we may develop;

•	loss of revenue;

•	substantial monetary awards to trial participants or patients;

•	initiation of investigations by regulators;

•	significant time and costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	withdrawal of clinical trial participants;

•	recalls, withdrawals or labeling, marketing or promotional restrictions of our product candidates that receive marketing approvals, if any;

•	the inability to commercialize any product candidates that we may develop;

•	exhaustion of any available insurance and our capital resources;

•	injury to our reputation and significant negative media attention; or

•	a decline in our ADS price.

Although we maintain product liability insurance coverage, such insurance may not be adequate to cover all liabilities that we may incur. We anticipate that we may need to increase our insurance coverage each time we commence a clinical trial and if we successfully commercialize any product candidate. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

As a company based outside of the United States, our business is subject to economic, political, regulatory and other risks associated with international operations.

As a company based in the United Kingdom, our business is subject to risks associated with conducting business outside of the United States. Many of our suppliers and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;

•	differing and changing regulatory requirements for product approvals;

•	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;

•	potentially reduced protection for intellectual property rights;

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difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•	changes in non-U.S. regulations and customs, tariffs and trade barriers;

•	changes in non-U.S. currency exchange rates of the pound sterling, U.S. dollar, euro and currency controls;

•	changes in a specific country’s or region’s political or economic environment, including the implications of the recent withdrawal of the United Kingdom from the European Union;

•	trade protection measures, import or export licensing requirements or other restrictive actions by governments;

•	differing reimbursement regimes and price controls in certain non-U.S. markets;

•	negative consequences from changes in tax laws;

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compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of options granted under our share option schemes or equity incentive plans;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

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litigation or administrative actions resulting from claims against us by current or former employees or consultants individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct;

•	difficulties associated with staffing and managing international operations, including differing labor relations;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

Exchange rate fluctuations may materially affect our results of operations and financial condition.

Owing to the international scope of our operations, fluctuations in exchange rates, particularly between the pound sterling and the U.S. dollar, may adversely affect us. Although we are based in the United Kingdom, we source research and development, manufacturing, consulting and other services from the United States and the European Union. Further, potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and the price of our ADSs may be affected by fluctuations in foreign exchange rates not only between the pound sterling and the U.S. dollar, but also the euro, which may have a significant impact on our results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place.

We or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Earthquakes or other natural disasters could severely disrupt our operations, and those of our CROs, CMOs and other contractors and consultants, and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. We rely on third-party manufacturers to produce our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Legal, political and economic uncertainty surrounding the United Kingdom’s withdrawal from the European Union may be a source of instability in international markets, create significant currency fluctuations and risks of additional taxation, adversely affect our operations in the United Kingdom and pose additional risks to our business, revenue, financial condition, and results of operations.

Since a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our product candidates is derived from European Union directives and regulations, Brexit, following the Transition Period, could materially impact the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the United Kingdom or the European Union. For example, as a result of the uncertainty surrounding Brexit, the EMA relocated to Amsterdam from London. Following the Transition Period, the United Kingdom will no longer be covered by the centralized procedures for obtaining EU-wide marketing and manufacturing authorizations from the EMA and, unless a specific agreement is entered into, a separate process for authorization of drug products will be required in the United Kingdom, the potential process for which is currently unclear. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the United Kingdom or the European Union and limit our ability to generate revenue and achieve and sustain profitability. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom or the European Union for our product candidates, or incur significant additional expenses to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business. Any further changes in international trade, tariff and import/export regulations as a result of Brexit or otherwise may impose unexpected duty costs or other non-tariff barriers on us. These developments, or the perception that any of them could occur, may significantly reduce global trade and, in particular, trade between the impacted nations and the United Kingdom. It is also possible that Brexit may negatively affect our ability to attract and retain employees, particularly those from the European Union.

The uncertainty concerning the United Kingdom’s legal, political and economic relationship with the European Union following Brexit may be a source of instability in the international markets, create significant currency fluctuations, and/or otherwise adversely affect trading agreements or similar cross-border co-operation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise). It is possible that following the Transition Period the application of charges to stamp duty and stamp duty reserve tax to issues or transfers of our ordinary shares to depositary receipt systems or clearance services could be affected. See “Material Income Tax Considerations—U.K. Taxation—Stamp Duty and Stamp Duty Reserve Tax.” Although under current law and HMRC published practice it is not expected that any stamp duty or stamp duty reserve tax, or SDRT, would arise in respect of any issue or transfer of our ordinary shares into a clearance service or depositary receipt system, it is possible that following the Transition Period, existing legislation (which is not presently enforceable and which the Government indicated in April 2017 would not be applied following Brexit) could be applied, for example in the event of a change in Government policy, such that stamp duty and/or SDRT would apply in respect of any such issue or transfer of our ordinary shares occurring thereafter. In this event, we may be expected to bear any such stamp duty or SDRT (which, based on the existing legislation would be charged, in effect, at the rate of 1.5% of the value of the ordinary shares so issued or transferred). Any such charge would therefore represent an additional cost of our seeking to raise additional capital through further issuances of our ordinary shares.

Risks Related to this Offering and the ADSs

There has been no prior market for our ordinary shares or the ADSs and an active, liquid and orderly trading market may not develop for our ADSs or be sustained following this offering, which could harm the market price of our ADSs and make it difficult for you to sell your ADSs.

This offering constitutes the initial public offering of our ADSs, and no public market has previously existed for our ADSs or ordinary shares. Our ADSs have been approved for listing on The Nasdaq Global Select Market. Any delay in the commencement of trading of the ADSs on The Nasdaq Global Select Market would impair the liquidity of the market for the ADSs and make it more difficult for holders to sell the ADSs.

Prior to this offering, there was no public trading market for our ordinary shares or ADSs. Although our ADS are listed on The Nasdaq Global Select Market an active trading market for our ADSs may never develop or be sustained following this offering. You may not be able to sell your ADSs quickly or at the market price if trading in our ADSs is not active. The initial offering price was determined by negotiations among the lead underwriters and us. Among the factors considered in determining the initial public offering price were our future prospects and the prospects of our industry in general, our revenue, net income and certain other financial and operating information in recent periods, and the market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. However, there can be no assurance that, following the completion of this offering, the ADSs will trade at a price equal to or greater than the public offering price.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as holder of ADSs. Any indebtedness we incur would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our shareholders. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ADSs to decline and existing shareholders may not agree with our financing plans or the terms of such financings. If we raise additional funds through strategic partnerships, collaborations, and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, technologies or our product candidates, or grant licenses on terms unfavorable to us.

The trading price of our ADSs may be volatile, and you could lose all or part of your investment.

The trading price of our ADSs following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	the commencement, enrollment or results of our planned and future clinical trials;

•	the loss of any of our key scientific or management personnel;

•	announcements of the failure to obtain regulatory approvals or receipt of warning letters from the FDA, EMA or other regulatory agency;

•	announcements of undesirable restricted labeling indications or patient populations, or changes or delays in regulatory review processes;

•	announcements of innovations or new products by us or our competitors;

•	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

•	changes or developments in laws or regulations applicable to our product candidates;

•	any adverse changes to our relationship with licensors, collaborators, manufacturers or suppliers;

•	the failure of our testing and clinical trials;

•	unanticipated safety concerns;

•	the failure to retain our existing, or obtain new, collaboration partners;

•	announcements concerning our competitors or the pharmaceutical industry in general;

•	the achievement of expected product sales and profitability;

•	the failure to obtain reimbursements for our product candidates or price reductions;

•	manufacture, supply or distribution shortages;

•	actual or anticipated fluctuations in our operating results;

•	our cash position;

•	changes in financial estimates or recommendations by securities analysts;

•	potential acquisitions;

•	the trading volume of our ADSs on The Nasdaq Global Select Market;

•	sales of our ADSs by us, our executive officers and directors or our shareholders in the future;

•	general economic, political, and market conditions and overall fluctuations in the financial markets in the United States or the United Kingdom; and

•	changes in accounting principles.

In addition, the stock market in general, and The Nasdaq Global Select Market and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. Further, a decline in the financial markets and related factors beyond our control may cause the price of our ADSs to decline rapidly and unexpectedly. If the market price of our ADSs after the completion of this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

The significant share ownership position of our executive officers, directors and principal shareholders may limit your ability to influence corporate matters.

Following the closing of this offering, our shareholders who owned more than 5% of our outstanding ordinary shares before this offering, including entities affiliated with Syncona, will, in the aggregate, beneficially own ordinary shares representing approximately 72.9% of our outstanding share capital. In particular, entities affiliated with Syncona will, in the aggregate, beneficially own ordinary shares representing approximately 54.2% of our outstanding share capital following closing of this offering.

As a result, if these shareholders, and particularly shareholders affiliated with Syncona, were to choose to act together, they would be able to control all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

•	delay, defer or prevent a change in control;

•	entrench our management and the board of directors; or

•	impede a merger, consolidation, takeover or other business combination involving us that other shareholders may desire.

The interests of our shareholders who own more than 5% of our ordinary shares, including shareholders associated with Syncona, may not in all cases be aligned with the interests of holders of our ordinary shares. In addition, such shareholders and their affiliates may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment in us, even though such transactions might involve risks to you. Any of these consequences could adversely affect the market price of our ADSs.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

If our existing shareholders sell, or indicate an intention to sell, substantial amounts of our ADSs in the public market after the lockup and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our ADSs could decline. Upon completion of this offering, we will have 34,744,687 ordinary shares outstanding (or 36,068,216 ordinary shares if the underwriters exercise in full their option to purchase additional shares). Of these shares, only the shares represented by ADSs sold in this offering by us, plus any shares represented by ADSs sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering. In connection with this offering, our officers, directors and substantially all of our shareholders have agreed to be subject to a contractual lock-up with the underwriters, which will expire after the end of a lock-up period, described in the sections titled “Shares and ADSs Eligible for Future Sale” and “Underwriting.” If, upon the expiration of the lock-up period, these shareholders sell substantial amounts of our ADSs in the public market, or the market perceives that such sales may occur, the market price of our ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

The lock-up agreements contain important exceptions that govern their applicability. Moreover, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Evercore Group L.L.C. may, in their sole discretion, permit our officers, directors and other shareholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

In addition, ordinary shares or ADSs that are either subject to outstanding options under our Amended and Restated 2020 Share Option Plan or reserved for future issuance under our 2020 Plan and 2020 ESPP, each to be effective upon the day prior to the effectiveness of the registration statement of which this prospectus forms a part, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. If these additional shares or ADSs are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ADSs could decline.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the U.K. Companies Act 2006, or the Companies Act, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital and Articles of Association—Differences in Corporate Law” in this prospectus for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit distribution on the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have an adverse effect on the value of your ADSs.

Because we do not anticipate paying any cash dividends on our ADSs in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

Under current English law, a company’s accumulated realized profits, to the extent they have not been previously utilized by distribution or capitalization, must exceed its accumulated realized losses, to the extent that they have not been previously written off in a reduction or reorganization of capital duly made, before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. In addition, as a public limited liability company in England, we will only be able to make a distribution if the amount of our net assets is not less than the aggregate of our called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.

We have not paid dividends in the past on our ordinary shares. We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, on our ADSs will be your sole source of gains for the foreseeable future, and you will suffer a loss on your investment if you are unable to sell your ADSs at or above the initial public offering price. Investors seeking cash dividends should not purchase our ADSs in this offering.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our senior management will have broad discretion in the application of the net proceeds from this offering. Because of the number and variability of factors that will determine our use of the net proceeds, their ultimate use may vary substantially from their currently intended use. Our senior management might not apply our net proceeds in ways that ultimately increase the value of your investment. While we expect to use the net proceeds from this offering as set forth in “Use of Proceeds,” we are not obligated to do so. The failure by our management to apply these funds effectively could harm our business. If we do not invest or apply the net proceeds in ways that enhance shareholder value, we may fail to achieve expected financial results, which could adversely affect our business, financial condition and results of operations, and cause the price of our ADSs to decline.

You will experience substantial dilution as a result of this offering.

You will suffer immediate and substantial dilution in the net tangible book value of the ADSs if you purchase ADSs in this offering. Based on the initial public offering price of $18.00 per ADS, after giving effect to this offering, purchasers of ADSs in this offering will experience immediate dilution in net tangible book value of $8.72 per ADS. In addition, after giving effect to this offering, investors purchasing ADSs in this offering will contribute 36.0% of the total amount invested by shareholders since inception but will only own 25.4% of the ordinary shares outstanding. See “Dilution” for a more detailed description of the dilution to new investors in the offering.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depositary does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

If securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, the price of our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few analysts commence research coverage of us, or one or more of the analysts who cover us issues an adverse opinion about our company, the price of our ADSs would likely decline. If one or more of these analysts ceases research coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our ADSs or trading volume to decline.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

We intend to continue to evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary drugs, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	assimilation of operations, intellectual property and drugs of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing drug programs and initiatives in pursuing such a strategic partnership, merger or acquisition;

•	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing drugs or drug candidates and regulatory approvals; and

•

our inability to generate revenue from acquired technology and/or drugs sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. public companies.

We are a “foreign private issuer,” as defined in the SEC rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

While we are a foreign private issuer, we are not subject to certain Nasdaq corporate governance rules applicable to public companies organized in the U.S.

We are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow English corporate law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to domestic issuers listed on Nasdaq.

We are not subject to Nasdaq Listing Rule 5605(b)(2) because English law does not require that independent directors regularly have scheduled meetings at which only independent directors are present.

Similarly, we have adopted a compensation committee, but English law does not require that we adopt a compensation committee or that such committee be fully independent. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees. English law requires that we disclose information regarding compensation of our directors for services as a director of an undertaking that is our subsidiary undertaking and as a director of any other undertaking of which a director is appointed by virtue of our nomination (directly or indirectly) but not other third-party compensation of our directors or director nominees. As a result, our practice varies from the third-party compensation disclosure requirements of Nasdaq Listing Rule 5250(b)(3). In addition, while we have a compensation committee, English law does not require that we adopt a compensation committee or that such committee be fully independent. Additionally, we are not subject to Nasdaq Listing Rule 5605(e) because, under English law, director nominees are not required to be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors.

Furthermore, English law does not have a regulatory regime for the solicitation of proxies applicable to us, thus our practice varies from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies. In addition, we have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice will vary from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. In addition, while we have adopted a code of business conduct and ethics, English law does not require us to publicly disclose waivers from this code that have been approved by our board within four business days. We expect to report any such waivers in the subsequent Annual Report on Form 20-F. As a result, our practice varies from the requirements for domestic issuers pursuant to Nasdaq Listing Rule 5610.

In accordance with our Nasdaq listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act, both of which are also applicable to Nasdaq listed U.S. companies. Because we are a foreign private issuer, however, our audit committee is not subject to additional requirements applicable to Nasdaq listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer, subject to certain phase-in requirements permitted by Rule 10A-3 of the Exchange Act.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as early as June 30, 2021 (the end of our second fiscal quarter in the fiscal year after completion of this offering), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2022. In order to maintain our current status as a foreign private issuer, either (a) a majority of our securities must be either directly or indirectly owned of record by nonresidents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and is likely to make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We are an emerging growth company within the meaning of the Securities Act and the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors.

We are an “emerging growth company,” or EGC, as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. We will remain an EGC until the earliest of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the first day of the year following the first year in which the market value of our ADSs that are held by non-affiliates exceeds $700 million as of June 30. For so long as we remain an EGC, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•

the provisions of Section 404(b) of the Sarbanes Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

•

being permitted to provide only two years of audited financial statements in this initial registration statement, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure;

•

the “say on pay” provisions (requiring a nonbinding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a nonbinding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and some of the disclosure requirements of the Dodd-Frank Act relating to compensation of our executive officers; and

•

the requirement to provide detailed compensation discussion and analysis in proxy statements and reports filed under the Exchange Act and instead provide a reduced level of disclosure concerning executive compensation.

We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting burdens in this prospectus. In particular, we have not included all of the executive compensation information that would be required if we were not an EGC. We cannot predict whether investors will find our ADSs less attractive if we rely on certain or all of these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

In addition, the JOBS Act provides that an EGC may take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs.

Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), requires that beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an EGC.

We expect our first Section 404(a) assessment will take place for our annual report for the fiscal year ending December 31, 2021. The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports, delays in our financial reporting, which could require us to restate our operating results or our auditors may be required to issue a qualified audit report. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a). In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal control may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If either we are unable to conclude that we have effective internal control over financial reporting or, at the appropriate time, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal control over financial reporting as required by Section 404(b), investors may lose confidence in our operating results, the price of our ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on The Nasdaq Global Select Market.

In preparation of this offering, we identified material weaknesses in our internal control over financial reporting. If we are unable to successfully remediate the existing material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

Although we are not yet subject to the certification or attestation requirements of Section 404, in the course of reviewing our financial statements in preparation for this offering, our management and independent registered public accounting firm identified deficiencies that we concluded represented material weaknesses in our internal control over financial reporting attributable to our lack of sufficient financial reporting and accounting personnel. SEC guidance regarding management’s report on internal control over financial reporting defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

This finding relates to our internal control infrastructure as of December 31, 2018 and 2019 where we did not design or implement sufficient processes, controls and other procedures, such as the review and approval of manual journal entries and the related supporting journal entry calculations for the periods ended December 31, 2018 and 2019. As a result, there were adjustments required in connection with closing our books and records and preparing our 2018 and 2019 financial statements.

We have commenced measures to remediate the material weaknesses. We have retained an accounting consulting firm to provide additional depth and breadth to our technical accounting and financial reporting capabilities and we intend to hire an additional three finance and accounting personnel with appropriate expertise by the end of 2020 to perform specific functions, design and implement improved processes and internal controls, build our financial management and reporting infrastructure, and further develop and document our accounting policies and financial reporting procedures, including ongoing senior management review and audit committee oversight. There can be no assurance that we will be successful in pursuing these measures or that these measures will significantly improve or remediate the material weaknesses described above. There is also no assurance that we have identified all of our material weaknesses or that we will not in the future have additional material weaknesses. If we fail to remediate the material weaknesses or to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the time frames required by law or The Nasdaq Global Select Market. Failure to comply with Section 404 could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. There is no assurance that we will be able to remediate the material weaknesses in a timely manner, or at all, or that in the future, additional material weaknesses will not exist or otherwise be discovered. If our efforts to remediate the material weaknesses identified are not successful, or if other material weaknesses or other deficiencies occur, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our required reports under the Exchange Act, restatements of our consolidated financial statements, a decline in the price of our ADSs, suspension or delisting of our ADSs from Nasdaq, and could adversely affect our reputation, results of operations and financial condition. Accordingly, material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting for purposes of our attestation when required by reporting requirements under the Exchange Act or Section 404 after this offering.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

We will incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a U.S. public company, and particularly after we no longer qualify as an EGC, we will incur significant legal, accounting and other expenses that we did not incur previously. The Sarbanes-Oxley Act, the Dodd-Frank

Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Global Select Market and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404, we will be required to furnish a report by our senior management on our internal control over financial reporting. However, while we remain an EGC, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, once we no longer qualify as an EGC, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed time frame or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Our Articles of Association to be effective in connection with this offering will provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act and the Exchange Act, and that the U.S. federal district courts will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act and the Exchange Act.

Our Articles of Association to be effective in connection with this offering will provide that the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under the Securities Act and the Exchange Act, and that the U.S. federal district courts will be the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under the Securities Act and the Exchange Act, including applicable claims arising out of this offering. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. The enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our articles of association. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find either choice of forum provision contained in our Articles of Association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated and have our registered office in, and are currently existing under the laws of, England and Wales. In addition, certain members of our board of directors and senior management are nonresidents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the United Kingdom. In addition, uncertainty exists as to whether English courts would entertain original actions brought in the United Kingdom against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by English courts as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty is an issue subject to determination by the court making such decision. If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement.

As a result, U.S. investors may not be able to enforce against us or our senior management, board of directors or certain experts named herein who are residents of the United Kingdom or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

If we are a “passive foreign investment company,” or a PFIC, in the year of the offering or in any future year, a U.S. shareholder may be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets and the treatment of our grants received from governmental entities as gross income that is not passive income, we do not believe that we were a PFIC in 2019, and do not expect to be a PFIC for our 2020 taxable year. However, the determination as to whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we will be a PFIC in 2020 or any future taxable year is uncertain because, among other things, (i) we currently own, and will own after the closing of this offering, a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may depend in part of the market price of our ordinary shares or ADSs from time to time, which may fluctuate substantially, (iii) in one or more years, our revenue may consist in whole or in substantial part of grants received from governmental entities, the treatment of which as gross income that is not passive income is uncertain, and (iv) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status, or with respect to our expectations regarding our PFIC status in 2020 or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds our ordinary shares or ADSs, we would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds our ordinary shares or ADSs, even if we ceased to meet the threshold requirements for PFIC status, unless certain exceptions apply. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on the disposition of our ordinary shares or ADSs as ordinary income (and therefore ineligible for the preferential rates that apply to capital gains with respect to some U.S. investors), (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends on our ordinary shares or ADSs and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to make a qualified electing fund election, or a QEF election, that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC.

For further discussion, see “Material Income Tax Considerations—Material U.S. Federal Income Considerations for U.S. Holders.”

Because we believe we are currently a controlled foreign corporation for U.S. federal income tax purposes, there could be adverse U.S. federal income tax consequences to certain U.S. holders who own, directly, indirectly or by attribution, ten percent or more of our ADSs or ordinary shares.

Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a “controlled foreign corporation,” or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income,” investment of earnings in U.S. property, and “global intangible low-taxed income,” even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties, and “global intangible low-taxed income” generally consists of net income of the CFC, other than Subpart F income and certain other types of income, in excess of certain thresholds. In addition, a Ten Percent Shareholder that realizes gain from the sale or exchange of shares in a CFC may be required to classify a portion of such gain as dividend income rather than capital gain. A non-U.S. corporation generally will be classified as a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly, indirectly or constructively (through attribution), more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the Code) who owns or is considered to own 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation or 10% or more of the total value of the stock of such corporation. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. In addition, the TCJA repealed Section 958(b)(4) of the Code, which prohibited “downward attribution” from non-United States persons to United States persons for purposes of determining CFC status.

As a result of (i) the ownership of 50% or more of our stock by Syncona, which we understand also owns 50% or more, directly or indirectly, of one or more U.S. corporations, and (ii) the repeal of Section 958(b)(4) of the Code, we believe that we are and each of our non-U.S. subsidiaries that is a corporation for U.S. federal income tax purposes is currently a CFC, and, depending on the future ownership of our stock by Syncona or other shareholders, may continue to be a CFC in the future. While our status as a CFC will generally not have any U.S. federal income tax consequences for U.S. Holders (as defined below under “Material Income Tax considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders”) of our ADSs or ordinary shares who are not Ten Percent Shareholders, U.S. Holders of ADSs or ordinary shares should consult their own tax advisors with respect to the potential adverse tax consequences of becoming a Ten Percent Shareholder in a CFC. If we are classified as both a CFC and a PFIC (as discussed above), we generally will not be treated as a PFIC with respect to those U.S. Holders that meet the definition of a Ten Percent Shareholder during the period in which we are a CFC.

We may be unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments or benefit from favorable U.K. tax legislation.

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of December 31, 2019, we had cumulative carryforward losses of $119.7 million. Subject to any relevant restrictions, we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime for small and medium-sized companies, whereby we are able to surrender the trading losses that arise from our qualifying research and development activities for a payable tax credit of up to 33.35% of eligible research and development expenditures, which includes a 130% enhancement to the standard 14.50% tax credit rate. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate at a discounted rate. This is restricted to 65% of total contractor costs and has an effective tax rebate of 21.68% applied to these costs. The majority of our pipeline research, clinical trials management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. We may not be able to continue to claim payable research and development tax credits in the future when we become a public company because we may no longer qualify as a small or medium-sized company.

We may benefit in the future from the United Kingdom’s “patent box” regime, which allows certain profits attributable to revenues from patented products to be taxed at an effective rate of 10%. We are the exclusive licensee or owner of several patent applications which, if issued, would cover our product candidates, and accordingly, future upfront fees, milestone fees, product revenues and royalties could be taxed at this tax rate. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term lower rate of corporation tax to apply to us. If, however, there are unexpected adverse changes to the U.K. research and development tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments then our business, results of operations and financial condition may be adversely affected.

Shareholder protections found in provisions under the U.K. City Code on Takeovers and Mergers, or the Takeover Code, will not apply if our place of management and control is considered to change to outside the United Kingdom.

Our place of central management and control is, and is expected to continue to be, in the United Kingdom. Accordingly, we are currently subject to the Takeover Code and, as a result, our shareholders are entitled to the benefit of certain takeover offer protections provided under the Takeover Code. The Takeover Code provides a framework within which takeovers of companies are regulated and conducted. If, at the time of a takeover offer, the Panel on Takeovers and Mergers determines that we do not have our place of central management and control in the United Kingdom, then the Takeover Code would not apply to us and our shareholders would not be entitled to the benefit of the various protections that the Takeover Code affords. In particular, we would not be subject to the rules regarding mandatory takeover bids. The following is a brief summary of some of the most important rules of the Takeover Code:

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When a person, (a) acquires, whether by a series of transactions over a period of time or not, interests in shares carrying 30% or more of the voting rights of a company when taken together with shares in which persons acting in concert with that person are interested (which percentage is treated by the Takeover Code as the level at which effective control is obtained), or (b) acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which he is interested when they are already interested in shares which carry not less than 30% of the voting rights but do not hold shares carrying more than 50% of such voting rights, they must make a cash offer to all other shareholders at the highest price paid by them or any person acting in concert with them in the twelve months before the offer was announced.

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When interests in shares carrying 10% or more of the voting rights of a class have been acquired for cash by an offeror (i.e., a bidder) and any person acting in concert with it in the offer period (i.e. before the shares subject to the offer have been acquired) and the previous twelve months, the offer must be in cash or include a cash alternative for all shareholders of that class at the highest price paid by the offeror or any person acting in concert with it in the relevant period. Further, if an offeror or any person acting in concert with it acquires for cash any interest in shares during the offer period, the offer must be in cash or a cash alternative must be made available at a price at least equal to the highest price paid for such shares.

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If the offeror or any person acting in concert with it acquires an interest in shares in an offeree company (i.e., a target) at a price higher than the value of the offer, the offer must be increased to not less than the highest price paid for the interest in shares so acquired.

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The offeree company must appoint a competent independent adviser whose advice on the financial terms of the offer must be made known to all the shareholders, together with the opinion of the board of directors of the offeree company.

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Favorable deals for selected shareholders are not permitted, except in certain circumstances where independent shareholder approval is given and the arrangements are regarded as fair and reasonable in the opinion of the financial adviser to the offeree.

•	All shareholders must be given the same information.

•	Those issuing takeover circulars must include statements taking responsibility for the contents thereof.

•	Profit forecasts, quantified financial benefits statements and asset valuations must be made to specified standards and must be reported on by professional advisers.

•	Misleading, inaccurate or unsubstantiated statements made in documents or to the media must be publicly corrected immediately.

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Actions during the course of an offer by the offeree company, which might frustrate the offer are generally prohibited unless shareholders approve these plans. Frustrating actions would include, for example, lengthening the notice period for directors under their service contract or agreeing to sell off material parts of the target group.

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Stringent requirements are laid down for the disclosure of dealings in relevant securities during an offer, including the prompt disclosure of positions and dealings in relevant securities by the parties to an offer and any person who is interested (directly or indirectly) in 1% or more of any class of relevant securities.

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Employees of both the offeror and the offeree company and the trustees of the offeree company’s pension scheme must be informed about an offer. In addition, the offeree company’s employee representatives and pension scheme trustees have the right to have a separate opinion on the effects of the offer on employment appended to the offeree board of directors’ circular or published on a website.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant securities price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and the deposit agreement, holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares represented by the ADSs. Under the terms of the deposit agreement, holders of the ADSs may instruct the depositary to vote the ordinary shares underlying their ADSs. Otherwise, holders of ADSs will not be able to exercise their right to vote unless they withdraw the ordinary shares underlying their ADSs to vote them in person or by proxy in accordance with applicable laws and regulations and our Articles of Association. Even so, ADS holders may not know about a meeting far enough in advance to withdraw those ordinary shares. If we ask for the instructions of holders of the ADSs, the depositary, upon timely notice from us, will notify ADS holders of the upcoming vote and arrange to deliver our voting materials to them. Upon our request, the depositary will mail to holders a shareholder meeting notice that contains, among other things, a statement as to the manner in which voting instructions may be given. We cannot guarantee that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. A shareholder is only entitled to participate in, and vote at, the meeting of shareholders, provided that it holds our ordinary shares as of the record date set for such meeting and otherwise complies with our Articles of Association. In addition, the depositary’s liability to ADS holders for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of ADSs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the depositary or us if the ordinary shares underlying their ADSs are not voted as they have requested or if such shares cannot be voted.

Holders of ADSs are not treated as holders of our ordinary shares.

By participating in this offering you will become a holder of ADSs with underlying ordinary shares in a company incorporated under English law. Holders of ADSs are not treated as holders of our ordinary shares, unless they withdraw the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary is the holder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as holders of our ordinary shares, other than the rights that they have pursuant to the deposit agreement. See “Description of American Depositary Shares.”

Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “Description of American Depositary Shares.”

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us or to the depositary. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are materially disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to direct the depositary to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our ordinary shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement.

If this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

English law provides that a board of directors may only allot shares (or rights to subscribe for or convertible into shares) with the prior authorization of shareholders, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. We have obtained authority from our shareholders to allot additional shares for a period of five years ending July 30, 2025, which authorization will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution but not longer than the duration of the authority to allot shares to which the disapplication relates. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). We have obtained authority from our shareholders to disapply preemptive rights for a period of five years from            , 2020 which disapplication will need to be renewed upon expiration (i.e., at least every five years), but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years. See “Description of Share Capital and Articles of Association.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our recurring losses from operations, which have substantial doubt regarding our ability to continue as a going concern absent access to sources of liquidity;

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the development of our product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

•	our ability to design and implement successful clinical trials for our product candidates;

•	the potential for a pandemic, epidemic or outbreak of an infectious diseases in the U.S., U.K. or EU, including the COVID-19 pandemic, to disrupt our clinical trial pipeline;

•	our failure to demonstrate the safety and efficacy of our product candidates;

•	the results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials;

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our ability to enroll patients in clinical trials for our product candidates, and that all of our clinical trials to date have been conducted at a single site outside the U.S., which may delay regulatory approval for our product candidates;

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the possibility that one or more of our product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential;

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our ability to obtain and maintain regulatory approval of our product candidates in the indications for which we plan to develop them, and any related restrictions or limitations imposed by regulators;

•	our limited manufacturing experience which could result in delays in our development or commercialization of our product candidates;

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the possibility that contamination in our manufacturing process, shortages of raw materials or failure of any of our key suppliers to deliver necessary components could result in delays in our clinical pipeline;

•	our ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates;

•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

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the scalability and commercial viability of our manufacturing methods and processes, including our plans to develop and implement plans to establish and operate our own in-house manufacturing operations and facility;

•	our dependence on a limited number of, or sole suppliers, for some of our components and materials used in our product candidates;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	the success of competing therapies that are or may become available;

•	the rate and degree of market acceptance and clinical utility of our product candidates, in particular, and gene therapy, in general;

•	our ability to obtain and protect our intellectual property and to maintain patent protection for our current product candidates, any future product candidates we may develop and our technology;

•	our continued compliance with obligations under our intellectual property licenses with third parties;

•	our ability to commercialize our product candidates without infringing, misappropriating or otherwise violating the intellectual property rights of others;

•	potential claims relating to our intellectual property and third-party intellectual property;

•	whether we are classified as a passive foreign investment company, or PFIC, for future periods;

•	the increased time and costs associated with operating as a public company;

•	other factors discussed under “Risk Factors” and elsewhere in this prospectus; and

•	our plans, objectives, expectations and intentions contained in this prospectus that are not historical.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus. You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of ADSs in this offering will be approximately $143.1 million, or $165.2 million if the underwriters exercise their option to purchase additional ADSs in full, based on initial public offering price of $18.00 per ADS, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

As of July 1, 2020, after giving effect to the Series C Financing and our receipt of the net proceeds therefrom, we had cash and cash equivalents of approximately $117.0 million. We currently expect to use the net proceeds from this offering, together with our existing cash, to advance our clinical pipeline, including, specifically:

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approximately $95.0 million to $105.0 million to fund further clinical and CMC development of our product candidates, including (i) the completion of our ongoing Phase 1/2 B-AMAZE clinical trial of our lead product candidate, FLT180a as well as the enrollment of at least an additional 20 patients in our planned Phase 2b/3 pivotal clinical trial of FLT180a, (ii) completion of the dose escalation portion of our ongoing Phase 1/2 MARVEL-1 clinical trial of FLT190, and (iii) further progressing our FLT201 program, including commencing clinical trials to study the efficacy and safety of this product candidate; and

•	the balance for other general corporate purposes, including general and administrative expenses and working capital.

We may also use a portion of the net proceeds from this offering to acquire or invest in complementary products, technologies or businesses, although we have no present agreements or commitments to do so.

Based on our current operational plans and assumptions, we expect that the net proceeds from this offering, combined with our current cash and cash equivalents, will be sufficient to fund operations through the second half of 2022, but we expect that we will need to raise additional capital in order to develop and commercialize our product candidates, including any potential future trials that may be required by regulatory authorities. Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above. We believe opportunities may exist from time to time to expand our current business through the acquisition or in-license of complementary product candidates or programming technologies. While we have no current agreements for any specific acquisitions or in-licenses at this time, we may use a portion of the net proceeds for these purposes.

The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our clinical trials, the potential for achieving accelerated regulatory approval and the amount of cash used in our operations. We therefore cannot estimate with certainty the amount of net proceeds to be used for the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds.

Pending these uses, we plan to invest these net proceeds in short-term, interest bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States. The goal with respect to the investment of these net proceeds is capital preservation and liquidity so that such funds are readily available to fund our operations.

DIVIDEND POLICY

We have never declared or paid a dividend, and we do not anticipate declaring or paying dividends in the foreseeable future. We currently intend to retain all available funds and any future earnings, if any, for the foreseeable future, to fund the development and expansion of our business. We do not intend to pay any dividends to holders of our ADSs. As a result, capital appreciation in the price of our ADSs, if any, will be your only source of gain on an investment in our ADSs.

Under current English law, among other things, a company’s accumulated, realized profits must exceed its accumulated, realized losses (on a non-consolidated basis) before dividends can be paid. Accordingly, we may only pay dividends if we have sufficient distributable reserves (on a non-consolidated basis), which are our accumulated, realized profits that have not been previously distributed or capitalized less our accumulated, realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital duly made. The amount of our distributable reserves is a cumulative calculation. We may be profitable in a single financial year but unable to pay a dividend if the profits of that year do not offset all previous years’ accumulated, realized losses. Additionally, a public company may only make a distribution if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.

CORPORATE REORGANIZATION

Freeline Therapeutics Holdings plc is a public limited company with limited liability originally incorporated pursuant to the laws of England and Wales in April 2020 as a private limited company named Freeline Therapeutics Holdings Limited, with nominal assets and liabilities, for the purposes of becoming the ultimate holding company for Freeline Therapeutics Limited and consummating the corporate reorganization described herein. Freeline Therapeutics Limited was formed as a separate company in March 2015. Freeline Therapeutics Holdings plc and Freeline Holdings (UK) Limited (a wholly owned direct subsidiary of Freeline Therapeutics Holdings plc formed in April 2020 for the purpose of becoming the direct holding company of Freeline Therapeutics Limited) are holding companies which have not or will not have conducted any operations prior to this offering other than activities incidental to their formation, the corporate reorganization, the Series C Financing and this offering.

Prior to the completion of this offering:

•	Freeline Therapeutics Holdings Limited incorporated Freeline Holdings (UK) Limited as a wholly owned subsidiary.

•	Freeline Therapeutics Holdings Limited became the direct holding company of Freeline Therapeutics Limited.

•	Freeline Therapeutics Holdings Limited re-registered as a public limited company and changed its name to Freeline Therapeutics Holdings plc.

Freeline Therapeutics Holdings plc has five direct and indirect subsidiaries: Freeline Holdings (UK) Limited, Freeline Therapeutics Limited, Freeline Therapeutics, Inc., Freeline Therapeutics GmbH and Freeline Therapeutics (Ireland) Limited.

Therefore, investors in this offering will only acquire, and this prospectus only describes the offering of, ADSs representing ordinary shares of Freeline Therapeutics Holdings plc. The corporate reorganization will take place in several steps, some of which will be completed following the completion of this offering. We refer to the following steps, which are discussed in more detail below, as our “corporate reorganization”:

Prior to completion of this offering:

•

Redesignation of the share capital of Freeline Therapeutics Holdings Limited: The single ordinary share in the share capital of Freeline Therapeutics Holdings Limited was redesignated into a B ordinary share with the same rights attached to a B ordinary share of Freeline Therapeutics Limited.

•

Exchange of Freeline Therapeutics Limited Shares for Freeline Therapeutics Holdings Limited Shares: All shareholders of Freeline Therapeutics Limited exchanged each of the shares held by them for shares of Freeline Therapeutics Holdings Limited to result in them holding the same number and class of newly issued shares of £1.00 nominal value each of Freeline Therapeutics Holdings Limited and, as a result, Freeline Therapeutics Holdings Limited became the sole shareholder of Freeline Therapeutics Limited.

•

Subdivision of the share capital of Freeline Therapeutics Holdings Limited: Each share resulting from the exchange described in the previous step was subdivided into (i) one share of the same class, with a nominal value of £0.00001, and (ii) one deferred share of £0.99999 nominal value.

•

Reduction of capital of Freeline Therapeutics Holdings Limited: Freeline Therapeutics Holdings Limited reduced the amount standing to the credit of its share premium accounts and its issued share capital pursuant to Chapter 10 of Part 17 of the U.K. Companies Act 2006, or the Companies Act.

•	Re-registration of Freeline Therapeutics Holdings Limited: Freeline Therapeutics Holdings Limited re-registered as a public limited company and changed its name to Freeline Therapeutics Holdings plc.

•

Reorganization of separate classes of shares of Freeline Therapeutics Holdings plc into a single class of ordinary shares: The different classes of issued share capital of Freeline Therapeutics Holdings plc will be reorganized into a single class of ordinary shares.

Following completion of this offering:

•

Reorganization of the deferred shares of Freeline Therapeutics Holdings plc: The deferred shares of Freeline Therapeutics Holdings plc may be transferred, consolidated, subdivided and/or cancelled and deferred shares may be issued for the purposes of simplifying our share capital and to ensure compliance with the applicable requirements of the Companies Act.

•

Transfer of Freeline Therapeutics Limited shares to Freeline Holdings (UK) Limited: Freeline Therapeutics Holdings plc will transfer the entire issued share capital of Freeline Therapeutics Limited to Freeline Holdings (UK) Limited in exchange for the issue of shares in Freeline Holdings (UK) Limited and, as a result, Freeline Therapeutics Limited will become a wholly owned subsidiary of Freeline Holdings (UK) Limited, which, in turn, will be a wholly owned subsidiary of Freeline Therapeutics Holdings plc.

•

Reorganization of separate classes of shares of Freeline Therapeutics Limited into a single class of ordinary shares: The different classes of issued share capital of Freeline Therapeutics Limited will be reorganized into a single class of ordinary shares.

•

Reduction of Capital of Freeline Holdings (UK) Limited and Freeline Therapeutics Limited: Freeline Holdings (UK) Limited and Freeline Therapeutics Limited will reduce their issued share capital pursuant to Chapter 10 of Part 17 of the Companies Act.

•

Transfer of Freeline Therapeutics, Inc., Freeline Therapeutics GmbH, and Freeline Therapeutics (Ireland) Limited to Freeline Holdings (UK) Limited: It is presently expected that Freeline Therapeutics Limited will transfer, by way of a dividend in specie, the entire issued share capital of its wholly owned subsidiaries Freeline Therapeutics, Inc., Freeline Therapeutics GmbH, and Freeline Therapeutics (Ireland) Limited to its immediate parent, Freeline Holdings (UK) Limited.

Redesignation of the subscriber share of Freeline Therapeutics Holdings Limited

Freeline Therapeutics Holdings Limited was incorporated with share capital of a single ordinary share of £1.00 nominal value. Prior to completion of this offering, the sole shareholder of Freeline Therapeutics Holdings Limited approved a redesignation of the single ordinary share in issue into a B ordinary share with the same rights attached to the B ordinary shares of Freeline Therapeutics Limited.

Exchange of Freeline Therapeutics Limited shares for Freeline Therapeutics Holdings Limited shares

The issued share capital of Freeline Therapeutics Limited is divided into the following classes: A ordinary shares, B ordinary shares, C ordinary shares, D ordinary shares, E ordinary shares, F ordinary shares, series A preferred shares, series B preferred shares, series C preferred shares and deferred shares. Prior to the completion of this offering, the shareholders of Freeline Therapeutics Limited exchanged each of these shares of Freeline Therapeutics Limited for shares of Freeline Therapeutics Holdings Limited to result in them holding the same number and class of shares in Freeline Therapeutics Holdings Limited. As a result, Freeline Therapeutics Holdings Limited became the sole shareholder of Freeline Therapeutics Limited.

Subdivision of the share capital of Freeline Therapeutics Holdings Limited

Each share in the share capital of Freeline Therapeutics Holdings Limited resulting from the exchange described in the previous step was subdivided into (i) one share of the same class, with a nominal value of £0.00001, and (ii) one deferred share of £0.99999 nominal value.

Reduction of capital of Freeline Therapeutics Holdings Limited

Freeline Therapeutics Holdings Limited reduced its issued share capital pursuant to Chapter 10 of Part 17 of the Companies Act by way of the reduction (i) of the nominal value of the deferred shares of £0.99999 issued and outstanding to £0.001 and (ii) of the amount standing to credit of its share premium account to zero. Such reductions were approved by special resolutions passed by the shares holders of Freeline Therapeutics Holdings Limited and credited to Freeline Therapeutics Holdings Limited’s reserves that are available for distribution.

Re-registration of Freeline Therapeutics Holdings Limited as a public limited company and change of name to Freeline Therapeutics Holdings plc

Following the steps described above, Freeline Therapeutics Holdings Limited re-registered as a public limited company and changed its name to Freeline Therapeutics Holdings plc. Special resolutions were passed by the shareholders of Freeline Therapeutics Holdings Limited to approve the re-registration as a public limited company, the name change to Freeline Therapeutics Holdings plc and the adoption of new articles of association for Freeline Therapeutics Holdings plc appropriate for a public company.

Reorganization of separate classes of shares of Freeline Therapeutics Holdings plc (other than deferred shares) into a single class of ordinary shares

Pursuant to the terms of the articles of association of Freeline Therapeutics Holdings plc in effect, prior to the closing of this offering, each class of shares of Freeline Therapeutics Holdings plc (other than deferred shares) will be reorganized into a single class of ordinary shares of Freeline Therapeutics Holdings plc. The ratio for the redesignation of each class of shares of Freeline Therapeutics Holdings plc into ordinary shares of Freeline Therapeutics Holdings plc will be determined based on the final price per ADS in this offering. At the initial public offering price of $18.00 per ADS, each such class of shares of Freeline Therapeutics Holdings plc outstanding on the date of this prospectus (other than deferred shares and with the possible exception of certain arrangements with limited number of executives of the company whose shares may be converted at different ratios) will be reorganized into one class of ordinary shares of Freeline Therapeutics Holdings plc as follows:

•	Each A ordinary share will be redesignated as 1.0000 ordinary share;

•	Each B ordinary share will be redesignated as approximately 0.5410 ordinary share;

•	Each C ordinary share will be redesignated as approximately 0.5410 ordinary share;

•	Each D ordinary share will be redesignated as approximately 0.5410 ordinary share;

•	Each E ordinary share will be redesignated as approximately 0.3116 ordinary share;

•	Each F ordinary share will be redesignated as approximately 0.3116 ordinary share;

•	Each G ordinary share will be redesignated as approximately 1.0000 ordinary share;

•	Each series A preferred share will be redesignated as 1.0000 ordinary share;

•	Each series B preferred share will be redesignated as 1.0000 ordinary share; and

•	Each series C preferred share will be redesignated as 1.0000 ordinary share.

Following the reorganization into a single class of ordinary shares as described above, such ordinary shares will be consolidated and subdivided to reflect an approximately 1-for-0.159 reverse split of such ordinary shares and the balance of any ordinary shares will be redesignated as deferred shares prior to completion of this offering.

Such reorganization will involve (without limitation) the redesignation of classes of shares, the consolidation and/or the subdivision of shares pursuant to the terms of the articles of association of the Company in effect at such time as described above. The number of ordinary shares that each current shareholder of Freeline Therapeutics Holdings plc receives will be rounded up or down to the nearest whole share. Therefore, upon consummation of the corporate reorganization and prior to the completion of this offering, the current shareholders of Freeline Therapeutics Holdings plc will hold an aggregate of approximately 25,921,158 ordinary shares of Freeline Therapeutics Holdings plc.

Reorganization of the deferred shares of Freeline Therapeutics Holdings plc

The deferred shares of Freeline Therapeutics Holdings plc may be transferred, consolidated, subdivided and/or cancelled and deferred shares may be issued for the purposes of simplifying our share capital and to ensure compliance with the applicable requirements of the Companies Act.

Transfer of Freeline Therapeutics Limited shares to Freeline Holdings (UK) Limited

Freeline Therapeutics Holdings plc will transfer the entire issued share capital of Freeline Therapeutics Limited to Freeline Holdings (UK) Limited in exchange for the issue of shares in Freeline Holdings (UK) Limited. As a result, Freeline Therapeutics Limited will become a wholly owned subsidiary of Freeline Holdings (UK) Limited, which, in turn, will be a wholly owned subsidiary of Freeline Therapeutics Holdings plc.

Reorganization of separate classes of shares of Freeline Therapeutics Limited into a single class of ordinary shares

Each class of shares of Freeline Therapeutics Limited will be reorganized into one class of ordinary shares of Freeline Therapeutics Holdings plc as follows:

•	Each A ordinary share will be redesignated as 1.0000 ordinary share;

•	Each B ordinary share will be redesignated as 1.0000 ordinary share;

•	Each C ordinary share will be redesignated as 1.0000 ordinary share;

•	Each D ordinary share will be redesignated as 1.0000 ordinary share;

•	Each E ordinary share will be redesignated as 1.0000 ordinary share;

•	Each F ordinary share will be redesignated as 1.0000 ordinary share;

•	Each series A preferred share will be redesignated as 1.0000 ordinary share;

•	Each series B preferred share will be redesignated as 1.0000 ordinary share; and

•	Each series C preferred share will be redesignated as 1.0000 ordinary share.

Reduction of capital of Freeline Holdings (UK) Limited and Freeline Therapeutics Limited

Freeline Holdings (UK) Limited and Freeline Therapeutics Limited will reduce their issued share capital pursuant to Chapter 10 of Part 17 of the Companies Act by way of reduction in the nominal value of shares issued and outstanding and/or reduction of the amounts credited to each company’s share premium account or other permitted undistributable reserve. Any such reduction of capital will be credited to each company’s reserves that are available for distribution.

Transfer of shares of Freeline Therapeutics, Inc., Freeline Therapeutics GmbH and Freeline Therapeutics (Ireland) Limited to Freeline Holdings (UK) Limited

It is presently expected that Freeline Therapeutics Limited will transfer, by way of a dividend in specie, the entire issued share capital of its wholly owned subsidiaries (i) Freeline Therapeutics, Inc., our U.S. subsidiary which was incorporated under the laws of the State of Delaware in October 2018, (ii) Freeline Therapeutics GmbH, a limited liability company incorporated under the laws of Germany in April 2015 and (iii) Freeline Therapeutics (Ireland) Limited, a limited liability company incorporated under the laws of Ireland in March 2019, to its immediate parent, Freeline Holdings (UK) Limited. Following this dividend in specie, each of Freeline Therapeutics Limited, Freeline Therapeutics, Inc., Freeline Therapeutics GmbH, and Freeline Therapeutics (Ireland) Limited will be repositioned as a direct wholly owned subsidiary of Freeline Holdings (UK) Limited.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2019 on:

•	an actual basis;

•

a pro forma basis to give effect to (i) our corporate reorganization (including the approximately 1-for-0.159 reverse split of all our ordinary shares prior to completion of this offering) and (ii) the Series C Financing; and

•

a pro forma as adjusted basis to give effect to (i) our corporate reorganization (including the approximately 1-for-0.159 reverse split of all our ordinary shares prior to completion of this offering), (ii) the Series C Financing and (iii) the sale of 8,823,529 ADSs in this offering.

The pro forma as adjusted calculations reflect the initial public offering price of $18.00 per ADS, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this information together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the sections titled “Presentation of Financial and Other Information,” “Selected Financial and Other Information,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2019
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands of U.S. dollars, except share and per share data)
Cash and cash equivalents	$73,702	$152,702	$295,667

Shareholders’ equity:
Preferred shares, nominal value £0.00001 per share; 300,000,000 shares authorized, 106,081,025 shares issued and outstanding, actual; 300,000,000 shares authorized, 0 shares issued and outstanding, pro forma; 300,000,000 shares authorized, 0 shares issued and outstanding, pro forma as adjusted	1	—	—
Ordinary shares, nominal value £0.00001 per share; 800,000,000 shares authorized, 16,047,440 shares issued and outstanding, actual; 800,000,000 shares authorized, 25,921,158 shares issued and outstanding, pro forma; 800,000,000 shares authorized, 34,744,687 shares issued and outstanding, pro forma as adjusted	—	1	1
Additional paid-in capital	207,622	286,622	429,587
Accumulated other comprehensive loss	(2,999)	(2,999)	(2,999)
Accumulated deficit	(119,668)	(119,668)	(119,668)

Total shareholders’ equity	84,956	163,956	306,921

Total capitalization	$84,956	$163,956	$306,921

The number of ordinary shares outstanding on a pro forma as adjusted basis in the table above excludes:

•	2,249,258 ordinary shares issuable upon the exercise of options granted on July 13, 2020 in connection with our Series C Financing, with an exercise price of $12.82 per share;

•	1,152,432 ordinary shares underlying the maximum number of IPO Grants;

•	3,474,469 ordinary shares authorized for future issuance under the 2020 Plan to be adopted in connection with this offering (inclusive of shares reserved in respect of the IPO Grants); and

•	347,447 ordinary shares authorized for future issuance under the 2020 ESPP to be adopted in connection with this offering.

DILUTION

If you invest in our ADSs in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per ADS in this offering and the pro forma as adjusted net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the net tangible book value per ADS. As of December 31, 2019, we had a historical net tangible book value of $84.8 million, or $5.29 per ordinary share (equivalent to $5.29 per ADS). Our net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of ordinary shares outstanding at December 31, 2019.

After giving effect to our corporate reorganization (including the approximately 1-for-0.159 reverse split of all our ordinary shares prior to completion of this offering) and the Series C Financing, our pro forma net tangible book value at December 31, 2019 would have been $6.32 per ordinary share (equivalent to $6.32 per ADS). After giving further effect to the sale of 8,823,529 ADSs in this offering at the initial public offering price of $18.00 per ADS, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at December 31, 2019 would have been $9.28 per ordinary share (equivalent to $9.28 per ADS). This represents an immediate increase in pro forma as adjusted net tangible book value of $2.96 per ADS to existing investors and immediate dilution of $8.72 per ADS to new investors.

The following table illustrates this dilution to new investors purchasing ADSs in this offering on a per ADS basis:

Initial public offering price per ADS		$18.00
Historical net tangible book value per ADS as of December 31, 2019	$5.29
Increase in net tangible book value per ADS attributable to our corporate reorganization and Series C preferred share issuance	1.03
Pro forma net tangible book value per ADS as of December 31, 2019	6.32
Increase in net tangible book value per ADS attributable this offering	2.96

Pro forma as adjusted net tangible book value per ADS as of December 31, 2019		9.28

Dilution per ADS to new investors purchasing ADSs in this offering		$8.72

If the underwriters exercise their option to purchase additional ADSs in full, the pro forma as adjusted net tangible book value per ADS after the offering would be $9.55, the increase in net tangible book value per ADS to existing shareholders would be $0.27 and the immediate dilution in net tangible book value per ADS to new investors in this offering would be $8.45.

The following table summarizes, on the pro forma as adjusted basis described above as of December 31, 2019, the differences between the existing shareholders and the new investors in this offering with respect to the number of ordinary shares, including ordinary shares represented by ADSs purchased from us, the total consideration paid to us and the average price per share, including ordinary shares represented by ADSs, based on the initial public offering price of $18.00 per ADS, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary Shares Purchased from Us(1)		Total Consideration		Average Price per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders	25,921,158	74.6%	$282,800,097	64.0%	$10.91
New investors	8,823,529	25.4	158,823,522	36.0	$18.00

Total	34,744,687	100%	$441,623,619	100%

(1)	Including ordinary shares underlying ADSs.

If the underwriters exercise their option to purchase additional ADSs in full, the percentage of ordinary shares held by existing shareholders will decrease to 71.9% of the total number of ordinary shares outstanding after the offering, and the number of shares held by new investors will be increased to 10,147,058 or 28.1% of the total number of ordinary shares outstanding after this offering.

The table and discussion above exclude:

•	2,249,258 ordinary shares issuable upon the exercise of options granted on July 13, 2020 in connection with our Series C Financing, with an exercise price of $12.82 per share;

•	1,152,432 ordinary shares underlying the maximum number of IPO Grants;

•	3,474,469 ordinary shares authorized for future issuance under the 2020 Plan adopted in connection with this offering (inclusive of shares reserved in respect of the IPO Grants); and

•	347,447 ordinary shares authorized for future issuance under the 2020 ESPP adopted in connection with this offering.

Following the reorganization into a single class of ordinary shares as described above, such ordinary shares will be consolidated and subdivided to reflect an approximately 1-for-0.159 reverse split of such ordinary shares and the balance of any ordinary shares will be redesignated as deferred shares prior to completion of this offering.

Such reorganization will involve (without limitation) the redesignation of classes of shares, the consolidation and/or the subdivision of shares pursuant to the terms of the articles of association of the Company in effect at such time as described above . The number of ordinary shares that each current shareholder of Freeline Therapeutics Holdings plc receives will be rounded up or down to the nearest whole share. Therefore, upon consummation of the corporate reorganization and prior to the completion of this offering, at the initial public offering price of $18.00 per ADS, the current shareholders of Freeline Therapeutics Holdings plc will hold an aggregate of approximately 25,921,158 ordinary shares of Freeline Therapeutics Holdings plc.

To the extent that options are issued under our 2020 Plan and our 2020 ESPP, or we issue additional ordinary shares or ADSs in the future, there will be further dilution to investors participating in this offering.

We also may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities may result in further dilution to our shareholders.

SELECTED FINANCIAL AND OTHER INFORMATION

The following tables present our selected financial data as of the dates and for the periods indicated. We derived the selected statement of operations and comprehensive loss data for the year ended December 31, 2019 and 2018 and the selected balance sheet data as of December 31, 2018 and 2019 from our audited financial statements included elsewhere in this prospectus. We prepare our financial statements in accordance with U.S. GAAP.

Our historical results are not necessarily indicative of our future results. You should read this data together with our financial statements and related notes appearing elsewhere in this prospectus and the information under the sections titled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We maintain the financial statements of each entity within the group in its local currency, which is also the entity’s functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other expense, net in the consolidated statement of comprehensive loss. For financial reporting purposes our financial statements have been presented in U.S. dollars, the reporting currency. The financial statements of entities are translated from their functional currency into the reporting currency as follows: assets and liabilities are translated at the exchange rates at the balance sheet dates, revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included as a foreign exchange adjustment to other comprehensive loss, a component of shareholders’ equity.

As of December 31, 2019, the last business day of the year ended December 31, 2019, the representative exchange rate was £1.00 = $1.3269.

	Year Ended December 31,
	2018	2019
	(in thousands of U.S. dollars, except share and per share data)
Statement of Operations and Comprehensive Loss Data:
Operating expenses:
Research and development	$34,191	$47,043
General and administrative	6,558	16,057
General and administrative - fees due to related parties	232	544

Total operating expenses	40,981	63,644

Loss from operations	(40,981)	(63,644)

Other income, net:
Other expense, net	(390)	(793)
Interest (expense) income, net	(151)	74
Benefit from R&D tax credit	8,266	10,595

Total other income, net	7,725	9,876

Loss before income taxes	(33,256)	(53,768)
Income tax expense	(27)	(141)

Net loss	$(33,283)	$(53,909)

Other comprehensive income (loss):
Foreign currency translation adjustment	(835)	(154)

Total comprehensive loss	$(34,118)	$(54,063)

Net loss per share attributable to ordinary shareholders – basic and diluted	$(7.20)	$(8.49)

Weighted average ordinary shares outstanding – basic and diluted	4,621,495	6,347,818

	As of December 31, 2019
	2018	2019
	(in thousands of U.S. dollars, except share data)
Balance Sheet Data:
Cash and cash equivalents	$16,051	$73,702
Working capital(1)	16,926	76,612
Total assets	32,134	97,390
Preferred shares	1	1
Ordinary shares	—	—
Additional paid-in capital	91,574	207,622
Accumulated deficit	(65,759)	(119,668)
Total shareholders’ equity	22,971	84,956

(1)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and our expectations with respect to liquidity and capital resources, includes forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those risks and uncertainties described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in this prospectus. Our actual results could differ materially from the results described in or implied by these forward-looking statements.

On April 3, 2020, Freeline Therapeutics Holdings Limited was incorporated under the laws of England and Wales to become the ultimate holding company for Freeline Therapeutics Limited pursuant to our corporate reorganization. See “Corporate Reorganization.” Prior to this offering, Freeline Therapeutics Holdings plc has only engaged in activities incidental to its formation, the corporate reorganization and this offering. Accordingly, a discussion and analysis of the results of operations and financial condition of Freeline Therapeutics Holdings plc for the period of its operations prior to the corporate reorganization would not be meaningful and are not presented. Following the corporate reorganization, the historical consolidated financial statements of Freeline Therapeutics Holdings plc will be retrospectively adjusted to include the historical financial results of Freeline Therapeutics Limited for all periods presented.

Overview

We are a clinical-stage, fully integrated, next generation, systemic AAV-based gene therapy company with the ambition of transforming the lives of patients suffering from inherited systemic debilitating diseases. We aim to deliver one-time gene therapy treatments that provide functional cures through permanently sustained physiological protein levels, leveraging the high expression enabled by our proprietary gene therapy platform. Our initial focus is on developing treatments for monogenic diseases with high unmet need. We are a fully-integrated biotechnology company with internal expertise and capability across the value chain in gene therapy, including expression platform, research, manufacturing, clinical development and commercialization. Our pipeline includes two programs in the clinic and two late-stage preclinical product candidates, as well as research programs targeting novel applications for systemic gene therapy, for which we have, through owned and in-licensed intellectual property rights, development and worldwide commercial rights.

Our differentiated platform uses our proprietary, rationally designed adeno-associated virus, or AAV, capsid, which we refer to as AAVS3. We have optimized our capsid to preferentially deliver a therapeutic gene of interest to the human liver, and thereby to cause the expression of the necessary protein to address a targeted disease. AAVS3 was developed at University College London, or UCL, by a team led by our founder, Prof. Amit Nathwani. In preclinical settings, the AAVS3 capsid has been observed to have significantly higher transduction efficiency in human liver cells as compared to wild-type AAV serotypes used in many other gene therapy programs, including AAV5, AAV6, AAV8 and others. We are able to further enhance the potency of our AAVS3 vector platform through our advanced chemistry, manufacturing and controls, or CMC, capabilities, which include proprietary manufacturing processes and analytic methods. We believe the combination of our proprietary capsid and our powerful CMC platform allows us to produce gene therapy product candidates that have the potential to drive higher levels of protein expression than comparable programs have demonstrated in the clinic to date.

We have invested a significant amount of time and resources in developing proprietary and optimized assays and CMC processes that we believe help us to produce high quality product candidates. Today, we have a scaled manufacturing process which we believe has the ability to consistently and efficiently produce gene therapy product candidates at commercial scale and competitive cost. As a result of the differentiated potency of our platform, we are able to administer our product candidates at lower doses for a given level of protein expression, with potential benefits in safety and cost of goods. This advantage also gives us the opportunity to address conditions that are not currently amenable to gene therapy because of the high levels of protein expression required to treat such diseases. Our current pipeline programs address hemophilia A and hemophilia B as well as the lysosomal storage disorders, or LSDs, Fabry disease and Gaucher disease. Our most advanced product candidate, FLT180a for the treatment of hemophilia B, is being evaluated in a Phase 1/2 dose-finding clinical trial in adult males, and preliminary data to date has shown its potential to provide patients with sustained normal Factor IX, or FIX, activity levels following a one-off treatment. We recently reported updated data as of June 15, 2020 from the Phase 1/2 B-AMAZE clinical trial of FLT180a for the treatment of hemophilia B at the 2020 International Society on Thrombosis and Hemostasis Congress. We plan to report further data from this trial in due course, and to commence a planned pivotal clinical trial in 2021, subject to agreement with regulatory authorities.

Since our inception in May 2015, we have devoted substantially all of our resources to conducting preclinical studies and clinical trials, organizing and staffing our company, planning our business initiatives, raising capital and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with proceeds from the sale of preferred shares. Through July 1, 2020, after giving effect to the Series C Financing and our receipt of the net proceeds therefrom, we had received net cash proceeds of approximately $282.8 million from sales of our preferred shares.

We have incurred operating losses since inception, including a net loss of $33.3 million and $53.9 million for the years ended December 31, 2018 and 2019, respectively. As of December 31, 2018 and 2019, we had an accumulated deficit of $65.8 million and $119.7 million, respectively. These losses have resulted primarily from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. We expect to continue to incur significant expenses and recurring increasing operating losses for the foreseeable future as we advance our product candidates through preclinical and clinical development, seek regulatory approval and pursue commercialization of any approved product candidates. To date, we have developed our product candidates internally, and have not outsourced the research, development activities associated with our clinical development, resulting in increased research and development spending but also enabling us to manage our product candidates efficiently through the development and manufacturing process. Our operating losses stem primarily from utilizing our internal manufacturing capabilities, and they will continue to increase with our growth initiatives as we increase our headcount and progress our product candidates through clinical trials. Furthermore, following the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. Our inability to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to us, or at all.

As of May 6, 2020, the issuance date of the consolidated financial statements for the years ended December 31, 2018 and 2019, we had cash and cash equivalents of $73.7 million as of December 31, 2019. As of July 1, 2020, after giving effect to the Series C Financing and the receipt of net proceeds therefrom, we had cash and cash equivalents of approximately $117.0 million after translating our cash and cash equivalents denominated in pounds sterling into U.S. dollars at a rate of $1.23868 to £1.00, and our cash and cash equivalents denominated in Euro into U.S. dollars at a rate of $1.102907 to €1.00, in each case, the noon buying rate of the Federal Reserve Bank of New York on July 1, 2020. Based on our current operational plans and assumptions, we expect that the net proceeds from this offering, combined with our current cash and cash equivalents, will be sufficient to fund operations through the second half of 2022. See “—Liquidity and Capital Resources—Funding Requirements” below.

The development of our product candidates could be disrupted and materially adversely affected in the future by a pandemic, epidemic or outbreak of an infectious disease, such as the recent COVID-19 pandemic. The spread of COVID-19 has impacted the global economy and has impacted our operations, including the interruption of our preclinical and clinical trial activities and potential interruption to our supply chain. For example, the COVID-19 pandemic has delayed enrollment in our ongoing Phase 1/2 clinical trial for FLT180a and our ongoing Phase 1/2 clinical trial for FLT190. If the disruption due to the COVID-19 pandemic continues, our planned pivotal clinical trial for FLT180a and our planned Phase 1/2 clinical trials for FLT201 and FLT210 also could be further delayed due to government orders and site policies on account of the pandemic. Additionally, some patients may be unwilling or unable to travel to study sites, enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct preclinical studies and clinical trials or release clinical trial results, as well as delay our ability to obtain regulatory approval and commercialize our product candidates. Furthermore, COVID-19 could affect our employees or the employees of research sites and service providers on whom we rely as well as those of companies with which we do business, including our suppliers and CMOs, thereby disrupting our business operations. Quarantines and travel restrictions imposed by governments in the jurisdictions in which we and the companies with which we do business operate could materially impact the ability of employees to access preclinical and clinical sites, laboratories, manufacturing sites and offices. We have implemented work-at-home policies and may experience limitations in employee resources. Our increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay or otherwise adversely impact our business.

We are still assessing our business plans and the impact the COVID-19 pandemic may have on our ability to advance the testing, development and manufacturing of our drug candidates, including as a result of adverse impacts on the research sites, service providers, vendors, or suppliers on whom we rely, or to raise financing to support the development of our drug candidates. No assurances can be given that this analysis will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in our sector in particular. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if we or any of the third parties on whom we rely or with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and adversely impacted.

Components of Our Results of Operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the foreseeable future. If our development efforts for our product candidates are successful and result in regulatory approval, we may generate revenue in the future from product sales.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of our product candidates, which are partially offset by research and development tax credits provided by Her Majesty’s Revenue & Customs, or HMRC. Research and development expenses consist of:

•

expenses incurred under agreements with contract research organizations, or CROs, contract manufacturing organizations, or CMOs, as well as investigative sites and consultants that conduct our clinical trials, preclinical studies and other scientific development services;

•	manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical studies and clinical trial materials;

•	expenses to acquire technologies to be used in research and development;

•	employee-related expenses, including salaries, related benefits, travel and non-cash share-based compensation expense for employees engaged in research and development functions;

•	costs of outside consultants, including their fees, non-cash share-based compensation and related travel expenses;

•	the costs of laboratory supplies and acquiring, developing and manufacturing preclinical study and clinical trial materials;

•	costs related to compliance with regulatory requirements;

•	facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs; and

•	upfront, milestone and management fees for maintaining licenses under our third-party licensing agreements.

We expense research and development costs as incurred. We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our consolidated financial statements as a prepaid expense or accrued research and development expenses.

Certain of our direct research and development expenses are not tracked on a program-by-program basis for our product candidates and consist primarily of external costs, such as fees paid to outside consultants, CROs and CMOs in connection with our preclinical development, manufacturing and clinical development activities. License fees and other costs incurred after a product candidate has been selected that are directly related to a product candidate are included in direct research and development expenses for that program. License fees and other costs incurred prior to designating a product candidate are included in other program expense. We do not allocate employee costs, costs associated with our discovery efforts, laboratory supplies, and facilities, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources primarily to oversee the research and discovery as well as to manage our preclinical development, process development, manufacturing and clinical development activities. These employees work across multiple programs and, therefore, we do not track their costs by program.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials and related product manufacturing expenses. As a result, we expect that our research and development expenses will continue to increase over the next several years as we: (i) expedite the clinical development and obtain marketing approval for our lead product candidates FLT180a and FLT190; (ii) initiate additional clinical trials for our product candidates, including FLT201 and FLT210; (iii) improve the efficiency and scalability of our manufacturing processes and supply chain; and (iv) build our in-house process development, analytical and manufacturing capabilities and continue to discover and develop additional product candidates, increase personnel costs and prepare for regulatory filings related to our product candidates. We also expect to incur additional expenses related to milestone, royalty payments and maintenance fees payable to third parties with whom we have entered into license agreements to acquire the rights related to our product candidates.

The successful development and commercialization of our product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with development and commercialization, including the following:

•	completing research and preclinical development of our product candidates and identifying new gene therapy product candidates;

•	establishing an appropriate safety profile with IND- and CTA-enabling studies;

•	successful patient enrollment in, and the initiation and completion of, clinical trials;

•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities and reimbursement and market access from third-party payors;

•	our ability to establish in-house commercial manufacturing capabilities and maintaining suitable arrangements with third-party manufacturers for our product candidates;

•	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

•	defending against third-party infringement, misappropriation or other violation of intellectual property rights claims;

•	significant and changing government regulation;

•	launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others; and

•	maintaining a continued acceptable safety profile of the product candidates following approval.

A change in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if the FDA, EMA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect, or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to commit significant additional financial resources and time on the completion of clinical development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits, non-cash share-based compensation expense, travel and other expenses incurred by personnel in executive, finance and administrative functions. These expenses include professional fees for legal, consulting, accounting and audit services. We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. In particular, we expect our non-cash share-based compensation expense for the year ended December 31, 2020 to increase as a result of grants of ordinary shares to certain employees during this period.

We also anticipate we will continue to incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs as well as investor and public relations expenses associated with being a public company. Additionally, if and when we believe a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and expense as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of our product candidate.

Other income, net

Other expense, net

Other expense, net consists primarily of realized and unrealized foreign currency transaction gains and losses.

Interest (expense) income, net

Interest (expense) income, net consists of interest income on cash and cash equivalents held in our banking institutions and interest expense related to our promissory note with Syncona, which was converted to series B preferred shares in 2018.

Benefit from Research and Development Tax Credit

Benefit from research and development, or R&D, tax credit, consists of the research and development tax credit received in the U.K., which is recorded within other income, net. The U.K. research and development tax credit, as described below, is fully refundable to us and is not dependent on current or future taxable income. As a result, we have recorded the entire benefit from the U.K. research and development tax credit as a benefit which is included in our net loss before income tax and accordingly, not reflected as part of the income tax provision. If, in the future, any U.K. R&D tax credits generated are needed to offset a corporate income tax liability in the U.K., that portion would be recorded as a benefit within the income tax provision and any refundable portion not dependent on taxable income would continue to be recorded within other income, net.

Income tax expense

We are subject to corporate taxation in the United States, Germany and the United Kingdom. Due to the nature of our business, we have generated losses since inception and have therefore not paid United Kingdom or German corporation tax. Our income tax (expense) benefit represents only income taxes in the United States. As a company that carries out extensive research and development activities, we seek to benefit from one of two U.K. R&D tax credit cash rebate regimes: Small and Medium Enterprise, or SME, Program and the Research and Development Expenditure Credit, or RDEC, Program. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which we do not receive income.

Based on criteria established by HMRC, we expect a portion of expenditures being carried in relation to our pipeline R&D, clinical trials management and manufacturing development activities to be eligible for the RDEC Program for the years ended December 31, 2018 and 2019. We will assess whether it is possible to qualify under the more favorable SME regime for future accounting periods.

Unsurrendered U.K. losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the United Kingdom of $29.1 million and $45.5 million as of December 31, 2018 and 2019, respectively.

In the event we generate revenues in the future, we may benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at effective rate of 10%. Value Added Tax, or VAT, is broadly charged on all taxable supplies of goods and services by VAT-registered businesses. Under current rates, an amount of 20% of the value, as determined for VAT purposes, of the goods or services supplied is added to all sales invoices and is payable to HMRC. Similarly, VAT paid on purchase invoices is generally reclaimable from HMRC.

Results of Operations

Comparison of the Years Ended December 31, 2018 and 2019

The following table summarizes our results of operations for the years ended December 31, 2018 and 2019 (in thousands):

	Year Ended December 31,
	2018	2019	Change
Operating expenses:
Research and development	$34,191	$47,043	$12,852
General and administrative	6,558	16,057	9,499
General and administrative - fees due to related parties	232	544	312

Total operating expenses	40,981	63,644	22,663

Loss from operations	(40,981)	(63,644)	(22,663)

Other income, net:
Other expense, net	(390)	(793)	(403)
Interest (expense) income, net	(151)	74	225
Benefit from R&D tax credit	8,266	10,595	2,329

Total other income, net	7,725	9,876	2,151

Loss before income taxes	(33,256)	(53,768)	(20,512)
Income tax expense	(27)	(141)	(114)

Net loss	$(33,283)	$(53,909)	$(20,626)

Research and development expenses

The table below summarizes our research and development expenses incurred by program (in thousands):

	Year Ended December 31
	2018	2019	Change
Direct research and development expenses by program:
FLT180a	$13,226	$14,062	$836
FLT190	9,316	6,383	(2,933)
FLT201	—	2,797	2,797
FLT210	—	1,676	1,676
Discovery	162	588	426
Unallocated research and development expenses:
Personnel expenses (including non-cash share-based compensation)	8,166	12,601	4,435
Other expenses	3,321	8,936	5,615

Total research and development expenses	$34,191	$47,043	$12,852

Research and development expenses increased by approximately $12.9 million from $34.2 million for the year ended December 31, 2018 to $47.0 million for the year ended December 31, 2019. The increase in research and development expenses was primarily attributable to the following:

•

a $0.8 million increase in spending on FLT180a, our most advanced gene therapy product candidate, specifically related to our ongoing Phase 1/2 B-AMAZE clinical trial and our planned pivotal clinical trial;

•

a $2.9 million decrease in spending related to our lead product candidates targeting Fabry disease, FLT190, which is primarily related to the timing of purchases of manufacturing materials for our ongoing Phase 1/2 MARVEL-1 clinical trial;

•

a $2.8 million and $1.7 million increase in spending on preclinical studies and CMC expense for our planned Phase 1/2 clinical trials for FLT201 and FLT210, respectively, which are intended to treat Gaucher disease and hemophilia A, respectively;

•

an increase of $10.0 million in unallocated costs for all research and development activities, including increases in discovery costs of $4.4 million, which primarily relates to increases in personnel-related costs as a result of hiring additional personnel in our research and development department to support the requirements of increased clinical activity and the costs associated with preparing to become a public company. The remaining increase of $5.6 million was related to increases in unallocated consulting expenses, facility costs and rent expense, which also stem from our increase in headcount to support increased research and development activities; and

•	personnel-related costs for the years ended December 31, 2018 and 2019, including non-cash share-based compensation expense of $0.1 million and $1.5 million, respectively.

We expect these costs to increase materially in the near future, consistent with our plan to advance our pipeline assets through clinical development

General and administrative expenses

The following table summarizes our general and administrative expenses for December 31, 2018 and 2019 (in thousands):

	Year Ended December 31,		Change
	2018	2019	$
Legal and professional fees	$1,299	$4,924	$3,625
Personnel expenses	3,049	6,568	3,519
Facilities and other expense	2,373	4,023	1,650
Non-cash share-based compensation expense	69	1,086	1,017

Total general and administrative expenses	$6,790	$16,601	$9,811

General and administrative expenses increased by $9.8 million from $6.8 million for the year ended December 31, 2018, to $16.6 million for the year ended December 31, 2019. The increase in general and administrative expenses was primarily attributable to the following:

•

a $3.6 million increase in legal and professional fees, primarily related to expenses associated with closing our series C preferred share financing and preparation for our anticipated initial public offering;

•

a $3.5 million increase in personnel costs, primarily due to an increase in headcount, related to the hiring of additional personnel in general and administrative functions to support our growth initiatives, including our progression towards becoming a public company;

•

a $1.7 million increase in facilities and other expenses, including additional rent for office space occupied in 2019 for the U.K. and Germany, depreciation related to additional property plant and equipment and insurance costs; and

•

a $1.0 million increase in non-cash share-based compensation expense, primarily due to the meeting of certain milestones that triggered vesting of ordinary shares in addition to significant 2019 equity grants to employees.

We expect these costs to increase materially in the near future, consistent with our plans to increase our headcount in conjunction with this offering and ongoing requirements as a public company.

Total other income, net

Total other income, net was $7.7 million for the year ended December 31, 2018, compared to $9.9 million for the year ended December 31, 2019. During 2018 and 2019, we recognized a R&D tax credit from the U.K. as a benefit within other income for approximately $8.3 million and $10.6 million, respectively.

Liquidity and Capital Resources

Since our inception, we have not generated any revenue from product sales or any other sources and have incurred significant operating losses in each period and on an aggregate basis. We have not yet commercialized any of our product candidates and we do not expect to generate revenue from sales of any product candidates for several years, if at all. We have funded our operations to date primarily with proceeds from the sale of preferred shares.

In 2018, we received net cash proceeds of $44.7 million from the sale of our series A preferred shares and series B preferred shares:

•

In June 2018, we converted $6.6 million of promissory notes that had been issued to Syncona Portfolio Limited, or Syncona, in November 2017 as partial consideration for the 20,000,000 shares of series B preferred shares further discussed below. At the time of conversion, the outstanding principal and interest on the promissory notes totaled $6.7 million. Also at the time of conversion, Syncona determined that the promissory notes were repaid in full and provided us with an additional $33.0 million ($1.99 or £1.50 per share purchase price) in additional consideration for 20,000,000 series B preferred shares. UTF General Partner LLP, or UTF, also exercised its subscription right at the execution of the 2018 Subscription and Shareholders’ Agreement, or the 2018 Agreement, and purchased 800,034 series B preferred shares at a purchase price of $1.99 or £1.50 per share.

In 2019, we received net cash proceeds of $114.6 million from the sale of our series B preferred shares and series C preferred shares:

•

In March 2019, we achieved the second tranche milestone related to our series B preferred shares and issued an additional 20,000,000 series B preferred shares to Syncona at a purchase price of $1.99 or £1.50 per share. UTF exercised its subscription right and purchased 800,033 series B preferred shares at a purchase price of $1.99 or £1.50 per share.

•

In June 2019, we made substantial progress to meeting certain series B preferred shares tranche milestones, and we amended the agreement and the underlying milestones based on recent developments. In September 2019, we determined the milestones had been met, and Syncona and UTF subscribed for 16,666,667 and 666,599 series B preferred shares at a purchase price of $1.91 or £1.50 per share.

•

In December 2019, under the 2019 Subscription and Shareholders’ Agreement, or the 2019 Agreement, which provides for the issuance of its series C preferred shares, we issued 12,307,692 series C preferred shares to Syncona at a purchase price $3.25 or £2.48 per share.

In 2020, we received net cash proceeds of approximately $79.0 million from the sale of our series C preferred shares:

•

In June and July 2020, under the Series C Subscription Agreement, which provides for the issuance of series C preferred shares to certain investors, including Syncona and Novo Holdings A/S, or Novo, we issued 39,215,683 series C preferred shares to such investors at a purchase price of $2.04 or £1.63 per share. In addition, we issued at par value 7,300,151 Top Up series C preferred shares to Syncona to reflect the price per share paid by investors for shares issued pursuant to the Series C Financing in July 2020.

As of December 31, 2018 and 2019, we had cash and cash equivalents of $16.1 million and $73.7 million, respectively. As of July 1, 2020, after giving effect to the Series C Financing and the receipt of net proceeds therefrom, we had cash and cash equivalents of approximately $117.0 million. Based on our current operational plans and assumptions, we expect that the net proceeds from this offering, combined with our current cash and cash equivalents, will be sufficient to fund operations through the second half of 2022.

We currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our manufacturing, licensing and lease obligations described below.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2018 and 2019 (in thousands):

	Year ended December 31,
	2018	2019
Net cash used in operating activities	$(25,773)	$(52,322)
Net cash used in investing activities	(3,749)	(3,022)
Net cash provided by financing activities	38,134	114,589
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(812)	(1,014)

Net increase in cash, cash equivalents and restricted cash	$7,800	$58,231

Net Cash Used in Operating Activities

During the year ended December 31, 2019, net cash used in operating activities was $52.3 million, primarily resulting from our net loss of $53.9 million, adjusted for non-cash charges of $1.5 million for depreciation and $1.5 million of non-cash share-based compensation. The net loss was also partially offset by $2.1 million related to changes in components of working capital, including a $4.3 million increase in prepaid expenses and other assets and a $4.1 million increase in accounts payable and accrued expenses, all of which relate to increased research and development spending on our preclinical and clinical trials and increased general and administrative spending resulting from increased professional and legal expenses we have incurred in conjunction with our preparation for becoming a public company.

During the year ended December 31, 2018, net cash used in operating activities was $25.8 million, primarily resulting from our net loss of $33.3 million, adjusted for non-cash charges for depreciation of $1.0 million and non-cash share-based compensation of $0.1 million, partially offset by $6.4 million related to changes in components of working capital.

Net Cash Used in Investing Activities

During the year ended December 31, 2019, net cash used in investing activities was $3.0 million, primarily driven by our purchases of property and equipment, which largely consisted of operating and lab equipment to be used in our new lab spaces in both the U.K. and Germany.

During the year ended December 31, 2018, net cash used in investing activities was $3.7 million, primarily driven by purchases of property and equipment related to operating and lab equipment used in our new lab spaces.

Net Cash Provided by Financing Activities

During the year ended December 31, 2019, net cash provided by financing activities was $114.6 million, consisting of net cash proceeds from our sale and issuance of series B preferred shares and series C preferred shares in 2019.

During the year ended December 31, 2018, net cash provided by financing activities was $38.1 million, consisting of net cash proceeds from our sale and issuance of series A preferred shares and series B preferred shares in 2018.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities, manufacturing and clinical trials of our product candidates. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company. Our expenses will also increase as we:

•

continue our development of our product candidates, including continuing our Phase 1/2 B-AMAZE clinical trial and preparing for our planned pivotal clinical trial of FLT180a for the treatment of hemophilia B, our Phase 1/2 MARVEL-1 clinical trial of FLT190 for the treatment of Fabry disease and any other clinical trials that may be required to obtain marketing approval for our product candidates;

•	conduct IND and CTA-enabling studies for our preclinical programs;

•	initiate additional clinical trials and preclinical studies for our other product candidates;

•	seek to identify and develop, acquire or in-license additional product candidates;

•	develop the necessary processes, controls and manufacturing data to obtain marketing approval for our product candidates and to support manufacturing on a commercial scale;

•	develop and implement plans to establish and operate an in-house manufacturing operations and facility;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials, if any;

•

hire and retain additional personnel, such as non-clinical, clinical, pharmacovigilance, quality assurance, regulatory affairs, manufacturing, distribution, legal, compliance, medical affairs, finance, general and administrative, commercial and scientific personnel;

•	develop, maintain, expand and protect our intellectual property portfolio; and

•	transition our organization to being a public company.

Following this offering, we will be a publicly traded company and will incur significant legal, accounting and other expenses that we were not required to incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules adopted by the SEC and Nasdaq, requires public companies to implement specified corporate governance practices that are currently not applicable to us as a private company. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will first be required to furnish a report by our management on our internal control over financial reporting for the year ending December 31, 2021. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We expect these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Based on our current operational plans and assumptions, we expect that the net proceeds from this offering, combined with our current cash and cash equivalents, after giving effect to the Series C Financing and the receipt of the net proceeds therefrom, will be sufficient to fund operations through the second half of 2022. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. As we progress with our development programs and the regulatory review process, we expect to incur significant commercialization expenses related to product manufacturing, pre-commercial activities and commercialization.

Based on our recurring losses, expectation of continuing operating losses and negative cash flows from operations in the foreseeable future, and the need to raise additional capital to finance future operations, we have concluded that there is substantial doubt about our ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes we will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Because of the numerous risks and uncertainties associated with research, development and commercialization of product candidates and programs, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

•	the scope, progress, results and costs of drug discovery, laboratory testing, preclinical and clinical development for our current and future product candidates;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	our ability to establish and maintain collaborations and license agreements on favorable terms, if at all;

•	our ability to enroll clinical trials in a timely manner and to quickly resolve any delays or clinical holds that may be imposed on our development programs;

•	timing delays with respect to preclinical and clinical development of our current and future product candidates, including as result of the COVID-19 pandemic;

•	the costs of expanding our facilities to accommodate our expected growth in personnel;

•

the costs, timing and outcome of potential future commercialization activities, including manufacturing, marketing, sales and distribution for our product candidates for which we receive marketing approval;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the extent to which we acquire technologies;

•	the sales price and availability of adequate third-party coverage and reimbursement for our product candidates, if and when approved; and

•	the costs of operating as a public company.

Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity, current ownership interests will be diluted. If we raise additional funds through government or third-party funding, collaboration agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2019 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

As of December 31, 2019	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
Operating lease commitments	$5,744	$3,308	$1,840	$436	$160

Total	$5,744	$3,308	$1,840	$436	$160

As further discussed in Note 2 to our consolidated financial statements appearing at the end of this prospectus we have not yet adopted ASU No. 2016-02 (Topic 842) Leases, and in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, the obligations listed above relate to expenses associated with future periods that are not currently reflected in our consolidated balance sheets.

We enter into contracts in the normal course of business with CROs and other third-party vendors for clinical trials, clinical and commercial supply manufacturing, support for pre-commercial activities, research and development activities and other services and products for our operations. Our agreements generally provide for termination within 30 to 90 days of notice. Such agreements are cancelable contracts and not included in the table of contractual obligations and commitments. We also make payments of $5,000 a year under our license agreement with St. Jude Children’s Hospital, which have been excluded from the table above, as the agreement does not have a defined term.

We may incur potential contingent payments upon our achievement of clinical, regulatory and commercial milestones, as applicable, or that we may be required to make royalty payments under license agreements we have entered into with various entities pursuant to which we have in-licensed certain intellectual property, including our license agreement with UCL Business PLC, or UCLB. Due to the uncertainty of the achievement and timing of the events requiring payment under these agreements, the amounts to be paid by us are not fixed or determinable at this time and have not been included in the table above.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of these estimates with the service providers and make adjustments if necessary. The estimate of accrued research and development expense is dependent, in part, upon the receipt of timely and accurate reporting from CROs, CMOs, and other third-party service providers. Examples of estimated accrued research and development expenses include fees paid to:

•	vendors in connection with preclinical development activities;

•	CROs and investigative sites in connection with preclinical studies and clinical trials; and

•	CMOs in connection with drug substance and drug product formulation of preclinical study and clinical trial materials.

We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple research institutions and CROs that conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense.

Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expenses accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Non-Cash Share-Based Compensation

We measure non-cash share-based awards granted to employees, non-employees and directors based on the fair value on the date of the grant. Forfeitures are accounted for as they occur. We issue non-cash share-based awards with service-based vesting conditions and/or performance-based vesting conditions. For equity awards that vest based on a service condition, the non-cash share-based compensation expense is recognized on a straight-line basis over the requisite service period. For equity awards that vest based on a combination of service and performance conditions, we recognize non-cash share-based compensation expense using a straight-line basis over the requisite service period when the achievement of a performance-based milestone is probable, based on the relative satisfaction of the performance condition as of the reporting date.

Determination of the fair value of the ordinary shares

As there has been no public market for our ordinary shares to date, the estimated fair value of our ordinary shares has been determined by our board of directors as of the date of each grant, with input from management, considering our most recently available third-party valuations of our ordinary shares, and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued

as Compensation. Our ordinary share valuations were prepared using either an option pricing method, or OPM, or a hybrid method, both of which used market approaches to estimate our enterprise value. The OPM treats ordinary shares and preferred shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the ordinary share has value only if the funds available for distribution to shareholders exceeded the value of the preferred share liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the ordinary share is then applied to arrive at an indication of value for the ordinary share. The hybrid method is a probability-weighted expected return method, or PWERM, where the equity value in one or more scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of our ordinary share based upon an analysis of our future values, assuming various outcomes. The ordinary share value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of shares. The future value of the ordinary share under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the ordinary share. These third-party valuations were performed at various dates between May 2015 and December 31, 2019, which resulted in the following valuation of our ordinary shares (which valuations do not reflect the corporate reorganization):

Valuation Date	Fair Value of A Ordinary Shares(1)	Fair Value of B-D Ordinary Shares(2)	Fair Value of E-F Ordinary Shares(3)
May 22, 2015	$0.47	$0.14	$	N/A
September 30, 2017	N/A	0.15		N/A
October 31, 2018	0.55	0.33		N/A
December 31, 2019	1.54	0.95		0.71

(1)

Pursuant to our corporate reorganization, each A ordinary share will be redesignated, and then subsequently consolidated and subdivided, into approximately 0.159 ordinary shares. See “Corporate Reorganization” for more information.

(2)

Pursuant to our corporate reorganization, each B ordinary share, C ordinary share and D ordinary share will be redesignated into ordinary shares, and then subsequently consolidated and subdivided, to result in approximately 0.0853 ordinary shares and 0.9147 deferred shares per B, C and D ordinary share. See “Corporate Reorganization” for more information.

(3)

Pursuant to our corporate reorganization, each E ordinary share and F ordinary share will be redesignated into ordinary shares, and then subsequently consolidated and subdivided, to result in approximately 0.0485 ordinary share and 0.9515 deferred shares per E and F ordinary share. See “Corporate Reorganization” for more information.

In addition to considering the results of these third-party valuations for our grants prior to December 31, 2019, our board of directors considered various objective and subjective factors to determine the fair value of our ordinary shares as of each grant date, including:

•

the prices at which we sold preferred shares and the superior rights and preferences of the convertible preferred shares relative to our ordinary shares as well as the proximity in time of such private placement to the date of each grant;

•	the progress of our research and development programs, including the status of preclinical studies and planned clinical trials for our product candidates;

•	our stage of development and our business strategy;

•	external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our ordinary and convertible preferred shares;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a sale of our company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our non-cash share-based compensation expense could be materially different.

Once a public trading market for our ordinary shares has been established in connection with the closing of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our ordinary shares in connection with our accounting for granted share options and other such awards we may grant, as the fair value of our ordinary shares will be determined based on the quoted market price of our ordinary shares.

Ordinary Shares granted

To date, the only non-cash share-based compensation issued has been in the form of ordinary shares and options to purchase ordinary shares. The following table sets forth, by grant date, the number of shares subject to the equity awards granted from July 1, 2018 through December 31, 2019 and the fair value of ordinary shares per share on each grant date (which share numbers and fair values do not reflect the corporate reorganization):

Grant Date	Number of B-D Ordinary Shares Issued(1)(2)	Number of E-F Ordinary Shares Issued(1)(2)	Fair Value of B-D Ordinary Shares(1)	Fair Value of E-F Ordinary Shares(2)
September 11, 2019	997,007	6,607,776	$0.95	$0.71
November 20, 2019	—	241,500	$0.95	$0.71

(1)

Pursuant to our corporate reorganization, each B ordinary share, C ordinary share and D ordinary share will be redesignated into ordinary shares, and then subsequently consolidated and subdivided, to result in approximately 0.0853 ordinary shares and 0.9147 deferred shares per B, C and D ordinary share. See “Corporate Reorganization” for more information.

(2)

Pursuant to our corporate reorganization, each E ordinary share and F ordinary share will be redesignated into ordinary shares, and then subsequently consolidated and subdivided, to result in approximately 0.0485 ordinary shares and 0.9515 deferred shares per E and F ordinary share. See “Corporate Reorganization” for more information.

On July 13, 2020, 1,249,462 E ordinary shares and 531,482 F ordinary shares (or an aggregate of 86,374 ordinary shares, after giving effect to our corporate reorganization), the beneficial owners of which were employees of the Company, were converted into 1,780,444 deferred shares on a one-for-one basis. Contemporaneously, each employee was granted an option to subscribe for one G ordinary share at a price of $2.04 per share (or $12.84 per share following consummation of our corporate reorganization) for each E ordinary share or F ordinary share that became a deferred share.

In addition, on July 13, 2020, we also granted 266,583 G ordinary shares (or 51,623 ordinary shares, after giving effect to our corporate reorganization) to certain of our executive officers at par value in connection with the terms of their employment agreements. These shares vest in 48 equal monthly installments commencing on the last day of the executive officer’s first full month of employment, provided that vesting will cease in the event the executive officer becomes a “bad leaver.” We expect to incur share-based compensation expense associated with these grants for the year ended December 31, 2020 based on their fair value, once determined by our board of directors.

Options granted

Substantially contemporaneously and in conjunction with our Series C Financing, we granted 14,137,867 options to purchase G ordinary shares to employees and consultants, at an exercise price of $2.04 per share, which are exercisable in to 2,249,258 ordinary shares at an exercise price of $12.82 per share following the consummation of our corporate reorganization. The exercise price was the negotiated price paid by third-party Series C investors, determined to be representative of fair value pursuant to the Series C Financing, which closed on July 1, 2020. The options will be treated as vested as to a percentage of shares monthly over four years, with 25% vesting on the first anniversary of the date on which the option holder became an employee. No vesting occurs prior to the employee’s one-year anniversary. For anyone who has already been employed for a year, the options vest monthly over four years. The vested options are not exercisable until the completion of our initial public offering or an exit event (considered to be a sale of the Company) and are subject to the service-based vesting conditions. Once an option holder exercises an option, we will issue the holder the equivalent number of ordinary shares. In connection with these transactions, we also granted an effective cash bonus consisting of 1,099,334 options to purchase G ordinary shares to our Chief Executive Officer (exercisable into 174,621 ordinary shares following our corporate reorganization), which vest following the second anniversary of her employment and which are required to be cash-settled at a price of $3.25 (or $20.46 per share following our corporate reorganization) per share.

Internal Control over Financial Reporting

In the course of reviewing our financial statements in preparation for this offering, our management and independent registered public accounting firm identified deficiencies that we concluded represented material weaknesses in our internal control over financial reporting attributable to our lack of sufficient financial reporting and accounting personnel. SEC guidance regarding management’s report on internal control over financial reporting defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. This finding relates to our internal control infrastructure as of December 31, 2018 and 2019 where we did not design or implement sufficient processes, controls and other procedures, such as the review and approval of manual journal entries and the related supporting journal entry calculations for the periods ended December 31, 2018 and 2019. As a result, there were adjustments required in connection with closing our books and records and preparing our 2018 and 2019 financial statements.

We have taken measures to remediate the material weaknesses by expanding the capacity and expertise of our internal accounting staff, engaging consultants to assist us in documenting and improving our system of internal controls, as well as by changing the process for the approval of manual journal entries and ensuring all journal entries are signed approved within our accounting system with appropriate support. We have retained an accounting consulting firm to provide additional depth and breadth to our technical accounting and financial capabilities and we intend to hire an additional three finance and accounting personnel with appropriate expertise by the end of 2020 to perform specific functions, and design and implement improved processes and internal controls, build our financial management and reporting infrastructure, and further develop and document our accounting policies and financial reporting procedures, including ongoing senior management review and audit committee oversight. However, there can be no assurance that we will be successful in pursuing these measures or that these measures will significantly improve or remediate the material weaknesses described above. There is also no assurance that we have identified all of our material weaknesses or that we will not in the future have additional material weaknesses. See “Risk Factors— Risks Related to this Offering and the ADSs—In preparation of this offering, we identified material weaknesses in our internal control over financial reporting. If we are unable to successfully remediate the existing material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.”

Emerging Growth Company Status

On April 5, 2012, the Jumpstart Our Business Startups Act, or the JOBS Act, was enacted. The JOBS Act provides that, among other things, an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, we have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We intend to rely on certain of the other exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

Off-Balance Sheet Arrangements

As of December 31, 2018 and 2019, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our consolidated financial statements appearing at the end of this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business, which are principally limited to interest rate fluctuations and foreign currency exchange rate fluctuations. We maintain significant amounts of cash and cash equivalents that are in excess of federally insured limits in various currencies, placed with one or more financial institutions for varying periods according to expected liquidity requirements.

Interest Rate Risk

As of December 31, 2018 and 2019, we held cash and cash equivalents of $16.1 million and $73.7 million, respectively. Our exposure to interest rate sensitivity is impacted by changes in the underlying U.S. and U.K. bank interest rates. Our surplus cash has been invested in interest-bearing savings, money market accounts and marketable securities from time to time. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

As of December 31, 2018 and 2019, we had no debt outstanding and are therefore not subject to interest rate risk related to debt.

Foreign Currency Exchange Risk

We maintain the financial statements of each entity within the group in its local currency, which is also the entity’s functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other expense, net in the consolidated statement of comprehensive loss. For financial reporting purposes our financial statements have been presented in U.S. dollars, the reporting currency. The financial statements of entities are translated from their functional currency into the reporting currency as follows: assets and liabilities are translated at the exchange rates at the balance sheet dates, revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included as a foreign exchange adjustment to other comprehensive loss, a component of shareholders’ equity.

We do not currently engage in currency hedging activities in order to reduce our currency exposure, but we may begin to do so in the future. Instruments that may be used to hedge future risks may include foreign currency forward and swap contracts. These instruments may be used to selectively manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations.

BUSINESS

Overview

We are a clinical-stage, fully integrated, next generation, systemic AAV-based gene therapy company with the ambition of transforming the lives of patients suffering from inherited systemic debilitating diseases. We aim to deliver one-time gene therapy treatments that provide functional cures through permanently sustained physiological protein levels, leveraging the high expression enabled by our proprietary gene therapy platform. Our initial focus is on developing treatments for monogenic diseases with high unmet need. We are a fully-integrated biotechnology company with internal expertise and capability across the value chain in gene therapy, including expression platform, research, manufacturing, clinical development and commercialization. Our pipeline includes two programs in the clinic and two late-stage preclinical product candidates, as well as research programs targeting novel applications for systemic gene therapy, for which we have, through owned and in-licensed intellectual property rights, development and worldwide commercial rights.

Our differentiated platform uses our proprietary, rationally designed adeno-associated virus, or AAV, capsid, which we refer to as AAVS3. We have optimized our capsid to preferentially deliver a therapeutic gene of interest to the human liver, and thereby to cause the expression of the necessary protein to address a targeted disease. AAVS3 was developed at University College London, or UCL, by a team led by our founder, Prof. Amit Nathwani. In preclinical settings, the AAVS3 capsid has been observed to have significantly higher transduction efficiency in human liver cells as compared to wild-type AAV serotypes used in many other gene therapy programs, including AAV5, AAV6, AAV8 and others. We are able to further enhance the potency of our AAVS3 vector platform through our advanced chemistry, manufacturing and controls, or CMC, capabilities, which include proprietary manufacturing processes and analytic methods. We believe the combination of our proprietary capsid and our powerful CMC platform allows us to produce gene therapy product candidates that have the potential to drive higher levels of protein expression than comparable programs have demonstrated in the clinic to date.

We have invested a significant amount of time and resources in developing proprietary and optimized assays and CMC processes that we believe help us to produce high quality product candidates. Today, we have a scaled manufacturing process which we believe has the ability to consistently and efficiently produce gene therapy product candidates at commercial scale and competitive cost. As a result of the differentiated potency of our platform, we are able to administer our product candidates at lower doses for a given level of protein expression, with potential benefits in safety and cost of goods. This advantage also gives us the opportunity to address conditions that are not currently amenable to gene therapy because of the high levels of protein expression required to treat such diseases. Our current pipeline programs address hemophilia A and hemophilia B as well as the lysosomal storage disorders, or LSDs, Fabry disease and Gaucher disease. Our most advanced product candidate, FLT180a for the treatment of hemophilia B, is being evaluated in a Phase 1/2 dose-finding clinical trial in adult males, and preliminary data to date has shown its potential to provide patients with sustained normal Factor IX, or FIX, activity levels following a one-off treatment. We recently reported updated data as of June 15, 2020 from the Phase 1/2 B-AMAZE clinical trial of FLT180a for the treatment of hemophilia B at the 2020 International Society on Thrombosis and Hemostasis Congress, or ISTH 2020. We plan to report further data from this trial in due course, and to commence a planned pivotal clinical trial in 2021, subject to agreement with regulatory authorities.

The diseases we address in our first four programs are all currently primarily managed with factor replacement therapies, or FRTs, or enzyme replacement therapies, or ERTs. These current methods of treatment do not provide sustained normalization of protein levels and, as a result, require burdensome lifelong recurrent intravenous, or IV, infusions. We believe that our gene therapy product candidates, which are designed to deliver permanently sustained protein levels that constitute functional cures, have the potential over time to generate improved clinical outcomes over time for patients with these diseases. If achieved, this would provide us clear differentiation from existing therapies as well as from other gene therapies currently in development for these indications. Our gene therapy product candidates target the liver in order to cause the production of proteins that are released in the bloodstream at levels sufficient to have a therapeutic benefit. Since we use our proprietary AAVS3 capsid in all of our current programs, we believe that the modularity of our platform will allow the development of each product candidate to inform the next one, and that our preclinical programs for Gaucher disease and hemophilia A will therefore benefit from the experience we gained in developing our more advanced product candidates.

Our most advanced product candidate, FLT180a, is intended for the treatment of patients in whom a deficiency of functional clotting FIX, causes moderate or severe hemophilia B. We believe that FLT180a is the only hemophilia B gene therapy currently under clinical development that has demonstrated the potential to bring the majority of adult patients into the clinically normal FIX activity level range of 50% to 150% on a sustained basis. In 2018, the B-AMAZE clinical trial, which is a Phase 1/2 dose-finding clinical trial sponsored by UCL, was initiated to evaluate the safety and efficacy of FLT180a in adult patients with severe hemophilia B. As of June 15, 2020, ten patients have been dosed in four dose cohorts in the B-AMAZE clinical trial. Preliminary data from the B-AMAZE clinical trial suggests that the fourth cohort dose of 9.75e11 vg/kg was generally well-tolerated and that dosing between 7.5e11 and 9.75e11 vg/kg has the potential to provide patients with durable FIX levels within the normal FIX activity level range. These levels of FIX could constitute a functional cure for some hemophilia B adult patients, substantially reducing patients’ bleeding risk and potentially allowing them to become fully independent of factor infusion. FLT180a has received orphan drug designation and regenerative medicine advanced therapy, or RMAT, designation from the U.S. Food and Drug Administration, or FDA, and PRIority MEdicines, or PRIME, designation from the European Medicines Agency, or EMA. According to the World Federation of Hemophilia, or the WFH, Annual Global Survey 2018, there are approximately 9,000 individuals with hemophilia B in the United States and the five major European markets (U.K., Germany, France, Italy and Spain), of whom over 60% suffer from moderate to severe hemophilia. Based on preclinical studies, we believe approximately 50% of the population have antibodies to AAVS3 which prevents AAVS3-based gene therapies from working effectively. We believe it may be possible to use antibody removal techniques, such as apheresis, to remove circulating anti-AAVS3 antibodies, thereby rendering some previously excluded patients eligible for treatment. For example, we have carried out a preclinical study in which anti-AAVS3 antibody levels were measured in plasma samples from patients who underwent multiple rounds of apheresis and, based on that study, demonstrated that for at least half of the seropositive patients, apheresis can reduce anti-AAVS3 antibodies to a level that would change patients’ status from ineligible to eligible for treatment with FLT180a, or any other of our AAVS3-based product candidates. See “—Planned Phase 2/3 Clinical Trial in Seropositive Patients.”

We are developing our second product candidate, FLT190, for the treatment of Fabry disease. We believe FLT190 is the first AAV gene therapy program for the treatment of Fabry disease to enter human trials. In preclinical studies in a standard alpha-galactosidase A, or αGAL, knockout mouse model, FLT190 produced substantially increased levels of active αGAL, the missing enzyme in Fabry disease. This was shown to lead to a significant reduction in the accumulation of the toxic substrate globotriaosylceramide, or Gb3, the hallmark of Fabry disease, in key disease-impacted tissues including the kidney and the heart. In July 2019, we began recruiting patients for our MARVEL-1 clinical trial, which is a Phase 1/2 dose-finding clinical trial to evaluate the safety and efficacy of FLT190 for the treatment of Fabry disease. The first patient in this trial was dosed in August 2019. Preliminary data from our MARVEL-1 trial has demonstrated that a single administration of a low dose of FLT190 was generally well-tolerated, and led to a three to four-fold increase over baseline in plasma αGLA activity. This increase was achieved by week four and was sustained through the data cutoff at week 20. We plan to report further data from this trial in due course, and to commence a Phase 3 clinical trial thereafter, subject to agreement with regulatory authorities. FLT190 has received orphan drug designation from the FDA and from the EMA. We believe that once we have achieved the optimal dose, FLT190 has the potential to provide sustained normal protein levels following a one-off treatment.

We are developing our third and fourth product candidates, FLT201 and FLT210, for the treatment of Gaucher disease and hemophilia A, respectively. Based on preliminary data from our studies in in vitro and in in vivo animal models, as well as the results from our clinical trials for FLT180a and FLT190, we believe that these product candidates have the potential to provide sustained normal protein levels following a one-off treatment for Gaucher disease and hemophilia A patients, respectively. For our FLT201 program, we have developed a proprietary more stable variant of glucosylceramidase beta, or GBA, the missing protein in Gaucher disease, which has a more than 20-fold longer half-life than the wild-type GBA protein typically administered to Gaucher patients as ERT. In our animal studies against a wild-type GBA construct, FLT201 has demonstrated that the more stable variant of GBA achieves higher uptake into the organs and tissues most affected by Gaucher disease, including the spleen, liver, lung and bone. FLT210 is a liver-directed gene therapy product candidate which we believe is the smallest hemophilia A Factor VIII, or FVIII, gene construct in development for this indication based on published research to date. We have demonstrated promising preclinical activity data for FLT210 in our in vitro and in vivo experiments. All of our programs to date, including FLT201 and FLT210, use our AAVS3 capsid and our advanced CMC platform, which has enabled us to move these two candidates from the research stage to preliminary lead candidate identification within 18 months. We expect to commence clinical development of our FLT201 program for the treatment of Gaucher disease in 2021, subject to agreement with regulatory authorities. In 2021 we also expect to complete an additional preclinical proof of concept study for our FLT210 program for the treatment of hemophilia A.

Since our founding in 2015, we have invested in our CMC capability and operations, and believe we have developed proprietary processes that can efficiently provide high product quality. Over the last five years, we have developed a fully-integrated gene therapy platform, including in-house capabilities for research, development, manufacturing and analytics. We are planning to expand our manufacturing capacity by developing our own in-house gene therapy manufacturing facility. We expect that the contract manufacturing organizations, or CMOs, that we are currently engaged with, together with our planned in-house clinical manufacturing facility, will be capable of supporting early clinical studies through to commercialization for our four current pipeline programs.

Our founders and senior executives are leaders in gene therapy, rare diseases and AAV biology, and we are affiliated with leading scientific and medical institutions in the field of gene therapy for rare diseases, including UCL and The Royal Free Hospital, or the RFH. Our founder, Clinical and Scientific Adviser and board director, Prof. Amit Nathwani, is a senior faculty member and clinical investigator at UCL and director of the hemophilia center at the RFH. He developed the first successful liver-directed AAV gene therapy for hemophilia B, which led to two New England Journal of Medicine publications (published in 2011 and 2014) and has produced sustained and durable FIX levels in patients that have lasted over nine years. Prof. Nathwani’s research team at UCL developed our proprietary AAVS3 capsid, as well as other critical elements of our gene therapy platform. Our CEO, Theresa Heggie, has extensive experience in the commercialization of treatments for rare diseases through her prior roles leading Alnylam Pharmaceuticals Inc.’s Europe, Middle East, Africa and Canada operations, as well as serving as CEO of Jerini AG following its acquisition by Shire plc, or Shire. She also served as Global Head of Commercial Operations for Shire Human Genetic Therapies, with responsibility for the commercialization of Shire’s treatments for rare diseases, including Fabry disease and Gaucher disease. Our co-founder and Chief Technology Officer, Markus Hörer, is a leading expert on AAV analytics and manufacturing. Dr. Hörer leads our AAV platform development, including vector design as well as manufacturing and analytics technology. Our international team of over 200 employees has relevant expertise from prior experience in gene therapy and rare disease companies, academic research laboratories, global contract research organizations, or CROs, and professional services organizations. With operations in key biotechnology centers in the U.S., the U.K. and Germany, we have access to the global talent pool necessary to continue to grow and develop our organization.

We were founded by Syncona Limited, or Syncona, a leading healthcare investment company focused on founding, building and funding global leaders in life sciences. Syncona has strong domain expertise in the areas of cell and gene therapy, having founded three other gene therapy companies in addition to Freeline, focused on the retina (Nightstar Therapeutics Limited and Gyroscope Therapeutics Limited), and the central nervous system (SwanBio Therapeutics Limited). Syncona is a FTSE250 company listed on the London Stock Exchange (SYNC). Chris Hollowood, the Chief Investment Officer of Syncona Investment Management Limited, part of the Syncona group, and founder of all four of Syncona’s gene therapy companies, also serves as the Chairman of our board of directors.

Our Pipeline

Our current pipeline consists of four gene therapy product candidates as summarized in the table below. Beyond these programs, we also have research programs in novel indications for systemic gene therapy which harness the high expression potential of our platform.

(1)	In the research stage, we conduct in vitro and in vivo preclinical studies to evaluate different product candidates to select those with the best tolerability and potency profiles.

(2)

In the IND enabling studies stage, we conduct preclinical in vivo studies in disease-specific mouse models and good laboratory practice, or GLP, toxicity studies and generate the CMC information and analytical data required for an investigational new drug, or IND, submission to the FDA or for a clinical trial authorization, or CTA, submission to the EMA.

(3)	Owned and in-licensed intellectual property rights.

Background on Gene Therapy

Gene therapies are a transformative class of medicines targeting diseases driven by underlying genetic mutations typically in one specific gene. By using viral vectors, gene therapies deliver a functional copy of the defective gene into a patient’s cells, systemically or to a targeted organ. By introducing recombinant DNA with a functional copy of the gene into a patient’s cells, gene therapies overcome the effects of the defective, disease-causing gene and modulate protein production and cellular function to provide a therapeutic and clinical benefit. Through a single administration, gene therapies hold the promise of achieving a functional cure in chronic or life-threatening diseases, improving the clinical outcome of patients beyond the current standard of care.

Multiple gene therapies have been approved over the last several years, demonstrating the potential of this class of medicines to address a number of rare monogenic diseases with considerable unmet need. These approved gene therapies include Strimvelis by GlaxoSmithKline plc, or GSK, a product now owned by Orchard Therapeutics plc, Zolgensma by AveXis Inc. (a wholly-owned subsidiary of Novartis International AG, or Novartis), Luxturna by Spark Therapeutics, Inc., or Spark Therapeutics (a wholly-owned subsidiary of Roche Holdings AG, or Roche) and Zynteglo by bluebird bio, Inc. In addition, dozens of sponsors are currently developing genetic medicines for a variety of conditions using different mechanisms of action, including lentiviral ex vivo gene therapy, which delivers DNA ex vivo to cells extracted from and then reinfused into the patient, and in vivo AAV-based gene therapy, which delivers DNA encoding for the gene of interest in vivo to various target organs.

Liver-Directed AAV Gene Therapy

AAV-based gene therapies leverage the properties of AAV, a non-enveloped, non-pathogenic virus, to deliver DNA to target cells. A key element in typical AAV vectors are promoters, which enable and control transcription of the gene with which they are associated. A second key component of AAV-based gene therapies are viral capsids. Differences in the vector capsid, or the protein coat of the virus that surrounds the DNA being delivered, are responsible for the serological classification of vectors and for their tendency to transduce different types of tissue, such as liver, heart or muscle. Clinical studies in a variety of indications have demonstrated the safety and efficacy of AAV capsids lacking any viral genes and containing DNA sequences of interest for various therapeutic applications. In contrast to viral vectors that are “insertional,” such as lentiviral vectors, or gene editing approaches, which make permanent changes to the genetic code of a cell by modifying its DNA, AAV vectors are primarily non-integrating vectors mediating long-term gene expression from stable extra-chromosomal copies. This minimizes the potential risks associated with modifying a patient’s genome and simplifies formulation for delivery.

The liver is a vital organ that plays an important role in human metabolism and other key physiological functions. The liver also possesses anatomic properties that make it an attractive target for AAV-based gene therapy. This organ is the protein engine of the body, producing and secreting proteins such as plasma proteins, carrier proteins, hormones, prohormones and apolipoprotein into the bloodstream. Hepatocytes, the most common type of liver cell, synthesize and metabolize a large number of these proteins, including intracellular and secreted proteins responsible for a diverse range of critical functions in the body. Due to its dual blood supply, an adult human liver receives nearly 25% of the cardiac output of blood, filtering approximately one liter of blood per minute, and accounts for 10% to 15% of the blood volume at any given moment. This means that systemic administration of gene therapy leads to rapid accumulation of high levels of vector particles within the liver.

Challenges of Current Liver-Directed AAV Gene Therapies

There are multiple challenges associated with developing a liver-directed AAV gene therapy, including but not limited to efficient targeting of hepatocytes, the relatively high doses of vector required for a therapeutic response, maintaining the persistence of protein expression over many years and managing the immune response to the vector.

AAVs are subject to immune surveillance and can initiate an inflammatory immune response, including a transient asymptomatic increase in alanine transaminase, or ALT, levels, thought to be the result of a T-cell mediated immune reaction against hepatocytes transduced with AAV product. If not addressed promptly with steroids or other immune management treatments, this cellular immune response can induce hepatocyte cell death, and therefore loss of transgene expression.

Additionally, the seroprevalence of antibodies against the AAV capsid may render some patients ineligible for gene therapy. Many individuals develop a humoral, or antibody-based, immune response due to infection with wild-type AAV during their lifetime. This infection, which is typically asymptomatic, often results in persistent titers of anti-AAV antibodies sufficient to neutralize any subsequent introduction of AAV serotypes. Such pre-existing neutralizing antibodies have been shown to adversely affect the gene transfer efficiency of AAV vectors and, as a result, enrollment into gene therapy clinical studies is often restricted to subjects that have low or no pre-existing neutralizing antibodies.

Our Platform

Our modular, liver-directed AAV gene therapy platform is designed to address many of the limitations commonly seen in AAV gene therapies, including insufficient efficacy, protein expression levels below the normal range, and limited durability. We aim to address these limitations through our enhanced product design underpinned by AAVS3, our rationally designed capsid with heightened efficiency in transducing hepatocytes, as well as our proprietary promoters and our expression cassettes, which seek to optimize each element of the transgene.

Our platform is built around an in vivo AAV-based approach which we believe has considerable advantages over ex vivo approaches in similar diseases. Unlike ex vivo gene therapies, which often require highly burdensome delivery, our AAV therapies only require an hour-long infusion. Unlike ex vivo gene therapies, which require multiple interventions and extensive preconditioning similar to that required for a bone marrow transplant, a simple blood test before treatment is all that is required with AAV-based therapies to ensure that the patient’s immune system is likely to accept the AAV vector. To maximize the potential benefit of our therapy, we administer a prophylactic immune management regimen for a period of up to five months following dosing using oral doses of prednisolone and tacrolimus, which are both well-known agents used to modulate the immune system in a variety of clinical settings. Our founder, Prof. Nathwani, was the first to demonstrate that the prophylactic administration of steroids successfully preserved transfected liver cells from immune response. We have further built on his insights in our work on prophylaxis, where we have successfully used this combination of steroids and tacrolimus to dampen the immune response, and to control elevation of ALT levels, preserving gene expression.

We believe that our liver-directed AAV gene therapy platform has the potential to develop functional cures for the diseases addressed by our clinical programs. In addition, the transduction efficiency of our AAVS3 vector observed to date in our hemophilia B and Fabry disease human studies suggests our gene therapy platform may be able to address indications that require high levels of protein expression to achieve a therapeutic benefit. As a result, we believe our platform has the potential to expand the current reach of gene therapy and develop one-time treatments for indications beyond the well-known monogenic diseases targeted by many current gene therapy clinical programs, including our current pipeline. There are three main elements of our gene therapy platform: (i) our capsid and promoter, (ii) our research tools and capabilities and (iii) our manufacturing platform.

Capsid and Promoter

Our proprietary, rationally designed capsid, AAVS3, forms the backbone of our gene therapy platform. AAVS3 was developed in the lab of Prof. Nathwani through modification of native serotypes with the aim of improving upon the ability of existing gene therapies to functionally transduce human hepatocytes. From extensive research as well as direct clinical experience from his pioneering use of AAV8 gene therapy for hemophilia B, Prof. Nathwani and his research team at UCL identified gene sequences demonstrating human liver tropism. Using these sequences, Prof. Nathwani’s research team generated new capsid candidates by swapping the domains of the capsid variants of interest to produce novel capsid candidates. Screening in human liver cell lines identified the swaps that produced improved gene transfer compared to naturally occurring serotypes, such as AAV8. Ultimately, Prof. Nathwani’s research team selected the AAVS3 capsid from several candidates through multiplexed sequential screening in mice xenografted with human liver tissue. All of our promoters, including FRE1, which is used in our FLT180a and our FLT190 therapies, are proprietary and designed to be liver-tropic.

Preclinical studies demonstrate that our AAVS3 capsid transduced more hepatocytes than any species of AAV of which we are aware, as can be seen in in vitro experiments of transduction efficiency in primary human hepatocytes. In these experiments, normal primary human hepatocytes from multiple donors were used to assess the transduction efficiency of AAVS3 compared with a range of naturally occurring serotypes.

As illustrated in the left-hand chart below, transduction of primary human hepatocytes with AAVS3 pseudotyped vectors, containing the green fluorescent protein, or GFP, biomarker, is significantly higher as compared with untreated control subjects, or UnT ctrl, AAV8, AAV5 and AAVrh10 vectors. In vivo studies in the human xenograft mouse model showed that the number of human hepatocytes expressing GFP following AAVS3 transduction was six-fold higher and statistically significant (p≤0.05) as compared to AAV8, as illustrated in the chart on the right-hand side below. We determined statistical significance based on a widely used, conventional statistical method that establishes the p-value of clinical results. The p-value is a measure of comparability between the observed outcomes and the hypothesis that there is no treatment effect attributable to the product candidate; the p-value represents the likelihood that the observed outcome occurred by chance alone. Typically, a p-value of 0.05 or less represents statistical significance.

Finally, biodistribution data in non-human primates, or NHPs, demonstrates that AAVS3 has the highest affinity, or tropism, to the liver as compared to other organs in NHPs, as illustrated in the following chart. The relatively high tropism indicated in the lymph nodes, or LNs, and the spleen is an expected consequence of systemic administration and clearance of the vector.

We believe that the application of our AAVS3 capsid to increase FIX levels demonstrates its ability to transduce hepatocytes. FIX is an essential protein for normal coagulation, or clotting of the blood. Numerous studies have shown that small increases in the FIX levels in hemophilia B patients, even at levels lower than the normal FIX activity level range of 50% to 150%, can be sufficient to convert a severe phenotype to a mild one. In his initial gene therapy program using AAV8, Prof. Nathwani initially achieved FIX activity of approximately 5% of normal levels using the wild-type FIX gene. Based on published research to date, other gene therapies currently in development for hemophilia B have achieved up to a 40% FIX activity level by using the so-called Padua variant of FIX, a naturally-occurring gain of function, or GoF, mutation which confers a six- to eight-fold increase in FIX activity at a given level of FIX protein expression using an AAV5 capsid or a proprietary bioengineered capsid. This indicates that the increase in the FIX activity levels obtained by these programs is mostly due to the Padua GoF, as the underlying level of FIX protein expression in these programs is essentially similar to that achieved by Prof. Nathwani’s original construct, once the activity level in the programs using Padua is correlated to the wild type level by dividing by a range of six to eight-fold.

In contrast, in our FLT180a program, which uses our AAVS3 capsid and the same Padua GoF mutation, preliminary results in the B-AMAZE Phase 1/2 clinical trial have shown the potential to achieve FIX activity over time in patients at a level greater than four- to five- fold higher over time as compared to the levels achieved by other investigational products in development based on published research to date. We believe the expression capability of our platform will allow us to address diseases that require relatively high protein expression levels such as Fabry disease and Gaucher disease, as well as systemic inflammatory and immune disorders, in a way that may not be possible to achieve through simple dose escalation with wild-type AAV capsids. In addition, for a given level of required expression, we believe the potency of our product candidates allows for administration at a lower dose, which we believe can enhance the tolerability of our product candidates.

Research tools and capabilities

Our vector design efforts range well beyond capsid engineering. Expression cassettes utilized in our product candidates are tailor-made to meet each defined clinical need, taking into account vector quality, tissue targeting, stability and specific activity requirements. Our vector design team uses our extensive in-house research and analytic capabilities, as well as protein engineering approaches, to generate libraries of codon optimized sequences and novel promoters and enhancers. These can be combined to produce expression cassette candidates that drive the necessary protein levels and optimized protein activity, and can be efficiently manufactured by our CMC platform. Importantly, the promoter-enhancer combinations cover a broad range of sizes that enable us to determine an expression cassette length that is within the carrying capacity of a single AAVS3 capsid and that also optimizes both potency and quality of the vector. For certain diseases, the amount of therapeutic protein required extends beyond what can be achieved through genetic engineering. To address this limitation, we have established a protein engineering group that uses rational and in silico design to generate GoF protein variants that, among other things, improve the expression of the wild-type protein. For example, in our Gaucher disease program, we have achieved 20-fold higher half-life resulting in 30-fold higher activity in vivo, based on our published research to date on our FLT200 program (the predecessor to our FLT201 program). Additionally, in our hemophilia A program, we have developed a smaller protein (and therefore smaller expression cassettes) with retained activity.

We have also scaled our assay development and screening activities to support testing and shortlisting of candidate libraries emerging from the vector design and protein engineering functions so that subsequent rounds of design can be performed on a timely basis. In addition to routine cell-based screening assays, our research team has developed screening assays for good clinical practice, or GCP, clinical deployment, various assays for deployment in investigational new drug, or IND, and clinical trial application, or CTA, enabling studies, high-throughput antigen and activity assays. These assays utilize liquid handling systems and miniaturized assay formats that are critical for screening patients for antibodies to our AAVS3 capsid, as well as monitoring the enzymes and proteins that are generated as a result of our gene therapies.

On the translational side of research, we conduct experiments in-house as well as through a global network of leading academic investigators and CROs. Across our programs, we perform in vivo expression experiments in preclinical studies for our product candidates and, as required on a program-by-program basis, functional models to demonstrate safety and efficacy in diseases such as hemophilia A and hemophilia B, LSDs and new inflammatory and immune disease targets. In addition to animal model studies, we also use empirically validated and newly developed computational or statistical models to predict and study efficacy, pharmacokinetic and pharmacodynamic profiles to ensure that our lead candidates are optimized before advancing into clinical trials. The diverse experience, background and geographical locations among our collaborators and partners gives us operating flexibility to help develop our projects, including IND and CTA-enabling studies using effective tools and methodologies. These are the capabilities that have enabled us to develop novel and proprietary initial product candidates for hemophilia A and Gaucher disease within 18 months of initiating the research stage, and which we believe will allow us to develop innovative product candidates for systemic diseases that are not currently addressed by gene therapy.

Manufacturing

Our CMC platform, which includes our proprietary manufacturing processes and related analytics, contributes to the potency and the safety profile of our product candidates. Since the founding of our company, we have invested in people, time and resources to build our CMC expertise and create a proprietary end-to-end manufacturing process. A majority of our over 200 employees work in our CMC group and related departments such as quality control, or QC, developing and operating our proprietary process focused on producing high quality, generally well-tolerated and potent product candidates. We believe that the combination of processes, analytics, know-how and understanding of AAV biology that forms our CMC capability is among the best in the field. Our proprietary process is made possible through a set of key in-house capabilities, ranging from process development to analytical capabilities, manufacturing and QC. Our CMC processes, product characterization and manufacturing capabilities benefit from the modularity of our platform, where our capsid and the majority of our cassette components are leveraged across indications. Each new program is primarily differentiated by the specific transgene for each indication. Due to this modularity, we can effectively leverage the knowledge gained from our existing programs to optimize the development of each new program. This has allowed us to advance our four lead programs from research stage to clinical trials or preclinical proof of concept studies, as applicable, within five years of our founding.

The higher potency of our capsid translates directly into lower dose requirements for a given level of expression, and therefore into a smaller number of manufacturing batches required to supply the clinical and, if approved, eventually the commercial, needs of our programs. We manufacture all of our product candidates using our proprietary split-plasmid system running in the iCELLis® adherent mammalian cell production system. This has, in our view, the potential to provide higher quality product candidates than insect cell or mammalian suspension systems by packaging less unwanted host-cell DNA into the capsids and allowing better control of the so-called “full/empty ratio.” We use a set of proprietary analytic methods, including long-read next generation sequencing, or LR-NGS, to provide what we believe to be an industry-leading capability to visualize and quantify the actual contents of our capsids to ensure optimization of the vector integrity and safety of our product candidates. We have established our manufacturing process in four locations in three countries, including our own current good manufacturing practice, or cGMP, suite at the Cell and Gene Therapy Catapult Manufacturing Centre in Stevenage, U.K., or Catapult, as well as at two leading global CMOs, Brammer and Novasep and at Pall Corporation, the manufacturer of the iCELLis® system. In addition to these four locations, we also plan to design and build our own manufacturing facility to produce clinical and commercial material for our later stage pipeline product candidates, including FLT190.

In June 2020, we entered into a dedicated manufacturing and commercial supply agreement with Brammer pursuant to which Brammer will reserve certain amounts of manufacturing capacity in its manufacturing facility to supply us with FLT180a. As consideration for the reserved manufacturing capacity, we are required to pay Brammer an eight digit figure annual capacity access fee, as well as meet certain other purchasing requirements.

Expanding the Application of AAV Gene Therapies

Expansion to Patients with Anti-AAV Antibodies

It is well-documented that the seroprevalence of antibodies against the AAV capsid may render some patients ineligible for gene therapy. As with other capsids, our proprietary AAVS3 capsid is susceptible to anti-AAV antibodies. We have developed a proprietary, cell-based transduction inhibition assay, or TIA, to assess patients for pre-existing neutralizing antibodies to our AAVS3 capsid, which we plan to continue to develop and seek regulatory approval for in parallel with our FLT180a program. We have demonstrated that our TIA can discriminate inhibitory anti-AAVS3 titers across a dynamic range of normalized transduction efficiency, and thus make it possible to sort plasma samples by their relative inhibitory titers into high, medium and low/negligible categories. This categorization allows us to select patients for our trials who are expected to benefit the most from our gene therapy product candidates, and in whom we expect neutralizing antibodies will not pose a barrier to the efficacy of our product candidates.

In addition, we are developing alternative methodologies in order to treat patients with higher antibody titers in order to expand the pool of patients who could benefit from treatment with our product candidates. For example, based on an in vitro analysis using a proprietary assay, we believe that apheresis treatment could allow us to treat certain patients with anti-AAV antibodies. This could potentially increase the patient population eligible for our AAVS3-based products. Subject to agreement with applicable regulatory authorities, following commencement of our planned pivotal clinical trial for FLT180a, we plan to initiate a trial to evaluate the ability of a therapeutic plasma exchange, or TPE, apheresis protocol to allow for successful dosing of FLT180a in patients presenting with anti-AAV neutralizing antibodies above the current titer threshold applied in the B-AMAZE clinical trial.

Expansion to Other Diseases

In addition to hemophilia B, which involves defective or missing proteins normally produced by the liver, there are many additional systemic diseases which are caused by the dysregulation of proteins produced elsewhere in the body. These include metabolic diseases such as Fabry and Gaucher, currently the focus of two programs in our pipeline, as well as multifactorial systemic conditions. We believe these latter conditions can be addressed by harnessing the liver to produce high levels of the missing protein, a concept that we believe is supported by our preclinical and early clinical results in Fabry disease. In these conditions, the proteins produced by the liver will exert their effect systemically, by delivery through the circulation to be taken up by target cells in the affected organs.

The challenge in treating such conditions is reaching the levels of protein we hypothesize are needed to induce a therapeutic effect, as illustrated in the chart below.

Indicative protein levels per indication needed to achieve therapeutic effect

We have demonstrated in preclinical models of various inflammatory conditions that systemic diseases originating outside of the liver can nonetheless be treated through proteins expressed in the liver by gene transfer and then secreted and transported throughout the body by systemic circulation. As a result, we believe that our high-transducing liver-directed gene therapy platform may enable us to access a very large addressable market that would be more difficult for lower-potency liver-directed platforms to reach. There are an estimated 1,600 secreted proteins in the human genome within the packaging limits of an AAV. If supplementation of even a small percentage of these proteins could favorably impact a serious systemic condition, this could represent a significant source of future pipeline opportunities for us.

Our Strengths

Our ambition is to create better lives for patients by delivering one-time functionally curative treatments for inherited systemic debilitating diseases. We focus on developing investigational liver-directed AAV-based gene therapy in order to provide treatments for diseases with high unmet need.

We believe the following strengths will allow us to continue to build upon our success in developing potential treatments for inherited systemic diseases and achieve our longer-term goal of commercializing our product candidates:

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Proprietary, rationally designed, next generation capsid designed to enable high levels of transduction efficiency and protein expression within the liver. Our proprietary AAVS3 capsid, developed by our founder Prof. Amit Nathwani, is the result of a robust and highly tailored process built around DNA shuffling of capsid segments from numerous genetically and functionally diverse parental AAV serotypes, to create a capsid with a tolerable and potent profile. AAVS3 has demonstrated significantly higher transduction efficiency in human liver cells compared to wild-type AAV capsids. We believe this will enable us to develop therapeutic solutions that, if approved, have the potential to treat certain monogenic recessive disorders as well as certain systemic diseases previously beyond the reach of AAV gene therapy due to limited expression. In the preliminary data from the Phase 1/2 B-AMAZE clinical trial of our lead gene therapy product candidate, FLT180a for hemophilia B, we observed the potential to provide patients with sustained FIX activity levels well within the normal FIX activity level range of 50% to 150%. We believe we are the first and only gene therapy company to achieve normal, durable FIX activity levels.

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Highly modular and potent liver-targeted gene therapy platform, with potential to facilitate efficient development timelines for future product candidates. Our proprietary capsid coupled with our cutting-edge end-to-end research, manufacturing and analytical capabilities have allowed us to create an integrated, modular gene therapy platform that we believe has the potential to facilitate the efficient development of new liver-directed AAV gene therapy product candidates. Each of our four current programs uses our proprietary AAVS3 capsid, which allows us to use the same manufacturing process for each one, providing significant savings in costs and time. The potency of our AAVS3 capsid, together with our streamlined manufacturing process, has the potential to enable our product candidates to achieve the same levels of protein expression, but at lower doses, as other investigational products in development based on published research to date, thus optimizing patient tolerability. Combined with our extensive in-house capabilities to engineer selected components of the cassette, including the transgene and the promoter, we believe our modular platform has the potential to facilitate the efficient development of our proprietary programs. Since our founding in 2015, we have advanced two programs – FLT180a and FLT190 – into the clinic, and a further two programs – FLT201 and FLT210 – into late-stage preclinical development.

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Advanced pipeline focused on prioritizing development of gene therapy candidates initially targeting monogenic orphan diseases, with a path to expand to more prevalent chronic systemic diseases. We currently have two product candidates in the clinic and expect to complete the Phase 1/2 B-AMAZE clinical trial of FLT180a for the treatment of hemophilia B by the end of 2020. We recently reported updated data as of June 15, 2020 from the Phase 1/2 B-AMAZE clinical trial at ISTH 2020. In parallel, we are also advancing FLT190 for the treatment of adults with Fabry disease, which is currently in our MARVEL-1 Phase 1/2 dose-finding clinical trial. Our preclinical program, FLT201 for the treatment of Gaucher disease achieved lead candidate selection in 2019 and IND-enabling studies are currently underway. Our other preclinical program, FLT210 for the treatment of hemophilia A, has achieved preliminary lead candidate selection. We believe the ability of our gene therapy platform to deliver high protein levels could allow us to expand the scope of our liver-directed AAV gene therapies to inflammatory diseases of much higher incidence than the relatively rare monogenic disorders which we are currently addressing.

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Established commercial-scale cGMP manufacturing technology. Our focus on developing and actively managing our manufacturing platform means that we can leverage much of the manufacturing know-how from our lead program for the other product candidates in our pipeline. In addition to our internal CMC development capability, we have established relationships with leading CMOs who have demonstrated the ability to successfully run our manufacturing process at scale. We believe we are well-positioned to meet the anticipated manufacturing needs of our FLT180a and FLT190 programs, for both clinical development as well as commercialization at cGMP grade in all our key target markets, including both the United States and the European Union. In recent years, we have had multiple CMC-focused interactions with both the FDA and EMA with respect to our FLT180a and FLT190 programs, and based on ongoing discussions, we believe we have alignment with regulators on our approach for commercial manufacturing.

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Deep and specialized expertise in gene therapy drug development, manufacturing and rare disease product commercialization. We have assembled a talented and experienced team with the goal of becoming a vertically integrated gene therapy company with market-leading research, clinical, development and manufacturing capabilities. For example, our Chief Executive Officer, Theresa Heggie, has extensive experience in the commercialization of treatments for rare diseases, including in her prior roles leading Alnylam Pharmaceuticals’ Europe, Middle East, Africa and Canada operations and as the Global Head of Commercial Operations for Shire Human Genetic Therapies, with responsibility for the commercialization of Shire’s treatments for rare diseases, including Fabry disease and Gaucher disease. Our AAV Platform Development team is led by Dr. Markus Hörer, a leading expert in AAV biology with nearly 30 years of experience in the field at leading companies, including Rentschler Biopharma SE. Our gene therapy development team is led by Dr. Jan Thirkettle, who was instrumental in establishing GSK’s cell and gene therapy capabilities that led to the development and approval of Strimvelis, one of the first gene therapy products approved by the EMA. Our Chief Medical Officer, Dr. Julie Krop, has extensive experience in clinical and regulatory drug development and product approvals, including a focus on treatments for hematologic conditions and rare and orphan disorders. Our Senior Vice President of Research, Dr. Romuald Corbau, served as the Translational Lead at Spark Therapeutics, where he was instrumental in the development of numerous AAV-based gene therapies. Our international team of over 200 employees complements our senior leadership team by drawing upon relevant expertise from prior experience in gene therapy and rare disease companies, academic research laboratories, global CROs and professional services organizations.

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Broad and engaged network of experts and patient advocacy groups. We believe our strong relationships with hemophilia and LSD key opinion leaders, or KOLs, and patient advocacy groups position us well to support our product development efforts and our potential for future commercial success. Furthermore, we believe that leveraging our continuously growing network of hemophilia B and Fabry disease clinicians and experts, as well as our respected position in the hematology and LSD community, will allow us to better understand the diseases we target, including hemophilia A and Gaucher disease, and enable us to optimize our research, clinical development and commercial plans.

Our Strategy

Our goal is to become the leading commercial-stage AAV-based gene therapy company delivering one-time functionally curative treatments for inherited systemic debilitating diseases with high unmet need. The key elements of our strategy to achieve this goal are to:

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Complete the clinical development and obtain regulatory approval and reimbursement for FLT180a for the treatment of hemophilia B. Subject to the completion of and satisfactory results from the ongoing B-AMAZE Phase 1/2 clinical trial, we plan to initiate a pivotal clinical trial to demonstrate the safety and efficacy of FLT180a for the treatment of hemophilia B. In March 2020, we met with the FDA pursuant to our RMAT designation, to discuss the approval pathway for FLT180a in the United States, including the potential ability to pursue accelerated approval based on FIX activity levels. If the results of the planned pivotal clinical trial confirm the activity and safety profile observed to date, we intend to submit a biologics license application, or BLA, and a Marketing Authorization Application, or MAA, for approval of FLT180a for the treatment of hemophilia B in the second half of 2023.

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Advance the clinical development of FLT190 as a potential treatment, if approved, for Fabry disease to pivotal stage and through to approval. We are evaluating our second liver-directed gene therapy product candidate, FLT190 for the treatment of Fabry disease, in our ongoing MARVEL-1 Phase 1/2 clinical trial. We reported preliminary data from this trial in early 2020 and expect to continue the dose escalation portion of the study in previously treated patients, or PTPs, and then expand the trial to previously untreated patients, or PUPs.

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Leverage our modular platform to facilitate efficient development of our earlier stage products and further expand our pipeline. We are currently conducting preclinical studies designed to support the initiation of clinical development of our third and fourth product candidates, FLT201 and FLT210, for the treatment of Gaucher disease and hemophilia A, respectively. FLT201 is expected to enter the clinic in 2021 and FLT210 is expected to enter the clinic thereafter, subject to further preclinical development and agreement with regulatory authorities. We plan to apply the experience we have gained in developing our most advanced programs to help facilitate efficient development of our other product candidates where possible. At the same time, we intend to expand enrollment in natural history observational studies in order to better understand the progression of the four diseases currently in our pipeline, identify potential patient populations for future clinical studies and develop relationships with patients, global gene therapy hub centers, potential investigators and KOLs. We also intend to continue to develop our technology around vector components and research and development capabilities in order to maintain a state-of-the-art platform and remain competitive and at the leading edge of technology in the gene therapy space.

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Continue to build our own commercial manufacturing capabilities and infrastructure to streamline clinical development and enable scale. We currently have agreements with established CMOs to support our current program requirements. In order to complement our mid- to long-term commercial needs for our most advanced pipeline candidates, meet near-term clinical supply needs for our other product candidates and optimize our supply chain, we intend to design and build an in-house commercial manufacturing facility which we currently expect to be operational in 2023. We are currently advancing engineering plans for such a facility, where we intend to use a proven modular cleanroom manufacturing system, which we believe will be faster and more efficient than conventional manufacturing technology. We believe that this approach will also allow us to easily scale up through the addition of additional modular cleanrooms to support longer term commercial supply for any current and future product candidates for which we obtain regulatory approval. We believe the know-how and proprietary analytical tools which are part of our CMC and manufacturing process will be a strategic advantage for long-term success.

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Establish a global commercial infrastructure. We have development and worldwide commercial rights, through owned and in-licensed intellectual property rights, to all of our liver-directed gene therapy product candidates and intend to build a commercial infrastructure to be able to reach and treat patients in need of our product candidates. Due to the rare incidence and prevalence of hemophilia and LSDs, the market for these indications is driven by KOLs and concentrated around specialist centers experienced in gene therapy treatment. We will focus the build-out of our commercial organization on these centers, leveraging the established relationships we are building with KOLs and patient advocacy organizations. We believe that these activities strengthen our growing relationships with the clinicians and KOLs that we intend to target with a small specialty sales force upon the commercial launch of FLT180a for hemophilia B, subject to marketing approval in the United States and Europe.

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Continue to expand our pipeline of gene therapy candidates beyond monogenic diseases, to address chronic multifactorial systemic conditions. We believe that the ability of our platform to deliver durable and high protein levels positions us to pioneer the use of gene therapy beyond monogenic disorders and expand the scope of gene therapy to treat chronic multifactorial systemic inflammatory diseases with higher incidence. We believe that early clinical success of our initial product candidates validates our modular platform and could facilitate more efficient expansion into other programs beyond monogenic genetic diseases. We are currently assessing safety and initial indication validation in preclinical disease models, and expect to provide further information on our first program in this area in due course.

Our Lead Gene Therapy Product Candidate: FLT180a for the Treatment of Hemophilia B

FLT180a is intended for the treatment of patients with moderate or severe hemophilia B. The aim of FLT180a treatment is to provide hemophilia B patients with normalized FIX activity over time, thereby functionally curing the disease and addressing a clear unmet medical need in these patients. FIX is an essential protein for normal coagulation, or clotting of the blood. Mutations in the gene for FIX can impair the functioning of the FIX protein, resulting in the bleeding disorder known as hemophilia B. This disorder can be classified as mild, moderate or severe, depending on the plasma levels of functional FIX. Numerous studies have demonstrated that small increases in the FIX levels in hemophilia B patients, even at levels lower than the normal FIX activity level range of 50% to 150%, can be sufficient to convert a severe phenotype to a mild one.

We believe that FLT180a is the only hemophilia B gene therapy currently under clinical development that has the potential to bring patients into the normal FIX range and provide patients with FIX activity levels over time that exceed those recommended by the WFH for surgery and trauma, which are generally between 60% and 80%, depending on the type of surgery. This has the potential to help patients avoid the progressive joint damage associated with spontaneous bleeds, eliminate the need for patients to carry factor replacement with them at all times as a precautionary measure, and enable patients to undergo surgery or dental treatment without the need for factor replacement. We believe elimination of the need for FRT would lead to significantly better quality of life for patients with hemophilia B, enabling active lifestyles comparable the non-hemophiliac population. Providing normal factor levels could also reduce ongoing annual cost burdens on the healthcare system in view of the high cost of FRT, which can be several hundred thousand dollars per year in developed markets, depending on location and amount of factor usage.

Hemophilia B Disease Overview

Hemophilia B is a serious, rare, X-chromosome linked inherited disease characterized by insufficient blood clotting, which can result in frequent, spontaneous and sometimes life-threatening bleeding episodes in all tissues, but most frequently in joints, muscles and the central nervous system, or CNS, as well as prolonged bleeding after trauma or surgery. Hemophilia B occurs as a result of mutations in the F9 gene, encoding FIX, which is involved in the intrinsic coagulation cascade pathway and regulates the overall rate of thrombin produced for coagulation. Loss of FIX function results in the clinical features of hemophilia B.

The bleeding into joints that some patients experience can be a major source of long-term morbidity in hemophilia B. Recurrent joint bleeds result in permanent damage to the joint, which is referred to as hemophilic arthropathy. Early features include swelling and joint pain, which can be associated with disuse leading to muscle atrophy and weakness. Ultimately the arthropathy can progress to significant pain, joint destruction and limitations on the range of possible joint movement. Pain management and physiotherapy is provided when arthropathy has developed, but it can ultimately require joint replacement surgery which must be covered with high doses of clotting factors. Hemophilic arthropathy can be mitigated or delayed by good hemophilia prophylaxis, but this requires regular and consistent administration of clotting factors.

The severity of the clinical manifestations of hemophilia B depends on the extent of the FIX deficiency. If the biological activity of FIX is below 1%, the hemophilia is characterized as severe and manifests as frequent spontaneous bleeds and abnormal bleeds following minor trauma, surgery or tooth extraction. If the biological activity of FIX is between 1% and 5%, the hemophilia is characterized as moderate and manifests as abnormal bleeds as a result of minor trauma, surgery or tooth extraction, but spontaneous bleeds are rare. If the biological activity of FIX is between 5% and 40%, the hemophilia is characterized as mild and manifests as abnormal bleeds as a result of minor trauma or following surgery or tooth extraction, but without spontaneous bleeds. However, even patients with moderate hemophilia B carry a large disease burden, as they must be prescribed treatments which they must have available to them in case of surgery or trauma, and must avoid occupations or minimize activities which pose a risk of injury. FIX activity levels in the range of 50% to 150% are considered to be within the normal range. For surgery, the WFH generally recommends FIX levels between 60% and 80%, and in the case of certain life-endangering operations, even higher levels.

The WFH estimates that there are approximately 9,000 patients with hemophilia B in the United States and the five major European markets. National hemophilia organizations in these regions estimate that over 60% of these patients have either moderate or severe hemophilia B, although estimates vary by country. With our FLT180a product candidate, we aim to provide a functional cure to patients with moderate or severe hemophilia B.

Limitations of Current Therapies

Current treatment for hemophilia B involves replacement therapy with plasma derivatives or genetically engineered recombinant FIX concentrates, including both short- and long-acting products. Treatment may be administered following a bleed (i.e., on demand treatment) or to prevent bleeds (i.e., prophylactic treatment) and involves frequent IV administration of the replacement factor. Prophylactic treatment with currently available replacement factor products requires IV infusions of FIX one or two times a week, depending on the product and the severity of the disease. Although FIX activity levels are high immediately after the infusion, they decline over the following days to a significantly lower level, increasing the patient’s risk of bleeding. This pattern of activity levels is referred to as a “sawtooth” profile. Recently, new factor replacement products have reached the market that are equally efficient but reduce the need for injections to just once every week or bi-weekly. Fewer injections of the new factor products are required as a result of the medication’s increased half-life, which is the amount of time the body takes to reduce the clotting factor concentration to half in the bloodstream. These products are called extended half-life, or EHL, FIX products. However, despite the decrease in frequency of injections required with EHL FIX products, patients still experience the “sawtooth” profile of FIX levels over time, which imposes significant restrictions on activity and does not eliminate the risk of a low factor level in the case of trauma or emergency surgery. All versions of prophylactic FIX treatment, including EHL FIX, are costly for the healthcare system, with annual costs of several hundred thousand dollars per year in developed markets, in addition to the costs and burden of ongoing medical support and monitoring of these patients.

One of the major complications in the administration of factor replacement products is the development of inhibitory antibodies against the administered coagulation factor, which prevents further treatment with FRTs. Many patients develop inhibitor antibodies at some point in their life, with the majority of cases seen early in the treatment history. In the case of hemophilia B, most of these inhibitors are transient and persist in approximately 1% to 3% of patients. As of June 15, 2020, none of the hemophilia B patients enrolled in the B-AMAZE Phase 1/2 clinical trial have experienced the formation of any inhibitor antibodies against FIX proteins, and we are not aware of any reports of patients with inhibitor formation enrolled in any other gene therapy trials for this disease.

Our Solution: FLT180a for the Treatment of Hemophilia B

We believe FLT180a, if approved, would represent a significant advancement from the hemophilia B treatments currently available to patients. Our gene therapy is intended to liberate patients, as well as their caregivers and the healthcare system, from the burden of on-demand and prophylactic factor usage by providing a normal and therapeutic level of long-term FIX activity through a one-time treatment. We believe the benefit of a consistent, therapeutic level of endogenously produced FIX will greatly improve patients’ quality of life, allowing them to live substantially without the burden of the disease, depending on the FIX level achieved by the treatment. Our goal is to “normalize” patients by achieving FIX activity levels of over 50%.

FLT180a is an investigational gene therapy medicinal product candidate, or GTMP, intended for the treatment of moderate or severe hemophilia B. By using our high-transducing AAVS3 capsid, our goal is to give patients over time FIX activity levels within the normal range and which exceed those recommended by the WFH for surgery and trauma, thus providing patients with a significant reduction or even elimination of spontaneous bleeds, and thereby freedom from the use of factor replacement concentrates. We are the first company to have reported clinical trial results demonstrating FIX activity levels well into the normal range mean FIX activity level of 50% to 150%. Based on preliminary data from the B-AMAZE clinical trial, as of June 15, 2020, each of the four adult patients whom we have dosed in our fourth dose cohort of 9.75e11 vg/kg have achieved FIX activity levels well above 50%, the lower level of the normal range, at the three-week time point. Based on this preliminary data, we believe the one-time administration of FLT180a has the potential to “normalize” FIX activity levels and thereby eliminate patients’ need for any supplemental FRT. We believe this in turn could lead to improvements in clinical outcomes such as joint function, as well as significantly better quality of life through enabling active lifestyles comparable to the non-hemophiliac population.

Preclinical Development of FLT180a

The preclinical development program for FLT180a consisted of in vitro and in vivo pharmacodynamic studies, including the assessment of tolerability and the demonstration of human FIX, or hFIX, expression from surrogate vector in mice, single-dose good laboratory practice, or GLP, compliant toxicology and biodistribution studies and assessment of long-term tolerability and hFIX expression with FLT180a in NHPs.

Preclinical studies showed the FRE1 promoter used in our cassette for FLT180a is highly liver specific and that the AAVS3 capsid is efficient at transducing human hepatocytes in vitro, showing a transduction efficiency of at least six-fold compared to the AAV8 capsid. In NHPs, FLT180a has undergone extensive nonclinical safety evaluation. hFIX levels up to 200% of baseline have not resulted in adverse findings, including no instances of acute or long-lasting toxicity. We believe the pattern of biodistribution and clearance to be consistent with those of a non-replicating AAV-based gene therapy vector.

With the exception of the ongoing long-term tolerability study in NHPs, the data from these preclinical studies formed the basis for initiation of the B-AMAZE Phase 1/2 clinical trial.

Clinical Development of FLT180a

We are currently conducting three studies for FLT180a:

•	the B-AMAZE clinical trial, which is a Phase 1/2 dose-finding trial sponsored by UCL;

•	a long-term follow-up self-sponsored safety study to the B-AMAZE clinical trial; and

•	a screening observational study, which we refer to as ECLIPSE, to prepare for our planned pivotal clinical trial.

In addition, we are also planning the following clinical trials for FLT180a, subject to agreement with regulatory authorities:

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a pivotal open-label, multicenter, Phase 2b/3 efficacy and safety study that will select and confirm the dose, as well as the safety and efficacy, of FLT180a in patients with moderate or severe FIX deficiency;

•	a Phase 2/3 open-label, multicenter, single dose, safety and efficacy clinical trial of FLT180a in patients with hemophilia B whose antibodies to AAVS3 are addressed by plasmapheresis; and

•	a pediatric study to evaluate FLT180a in younger patients up to 17 years of age, to support the requirements of a pediatric investigation plan, or PIP.

Preliminary FLT180a Clinical Data from the B-AMAZE Clinical Trial

The B-AMAZE clinical trial, sponsored by UCL, is a Phase 1/2, open-label, multicenter, single ascending dose, safety trial in patients with hemophilia B. The trial commenced in 2018, with the first patient dosed in January 2018. The goal of the trial is to find a dose that will bring the majority of patients into the normal FIX activity level range of 50% to 150%. The trial can enroll up to 24 patients. We have opened sites in the United Kingdom (London, Oxford, Canterbury, Southampton, Sheffield and Manchester), Ireland (Dublin), Italy (Milan) and in the United States (Memphis, TN). As of June 15, 2020, we have dosed ten patients in the B-AMAZE clinical trial. All patients were dosed at the RFH and followed up at their original sites. As the B-AMAZE trial is still ongoing, the clinical data presented below is preliminary data extracted from trial case report forms and remains subject to customary quality control processes. In connection with customary quality control processes, it is possible that items may be identified that would require adjustments to the preliminary data presented below. Accordingly, the final clinical data may differ from the preliminary data presented below, and any such differences could be material.

To achieve our goal of finding a dose that will bring patients into the normal FIX range, in the B-AMAZE dose-finding trial we dosed at least two patients at each of four different dose cohorts: 4.5e11, 7.5e11, 9.75e11 and 1.5e12 vg/kg, as illustrated in the following chart. The high dose of 3e12 vg/kg is shown to illustrate the original design, although no patients in the B-AMAZE clinical trial received the highest dose.

Based on the responses observed in the trial, analysis of the dose response relationship and quantitative systems pharmacology modeling, we plan to select a dose which is designed to bring the majority of patients above 50%, the lower limit of the normal FIX range, while also ensuring that patients do not exhibit long-term FIX expression above 150%, the upper end of the normal range. At the same time, we are using the B-AMAZE clinical trial to optimize our prophylactic immune management regimen, which now consists of oral treatment with prednisolone and tacrolimus beginning at day 21 following dosing and continuing through month three for prednisolone and month four for tacrolimus. We have observed that the administration of prednisolone often increases the level of FIX expression, an effect which subsides upon the tapering and, one to two months after, withdrawal of prednisolone from the patient. The FIX activity values reported below are all measured using a one-stage assay.

All ten patients dosed with FLT180a in the B-AMAZE clinical trial as of June 15, 2020 showed expression of the Padua variant of the FIX protein in their plasma. In the two lower dose cohorts of 4.5e11 and 7.5e11 vg/kg, with two patients per cohort, all four patients achieved FIX levels between 24% and 26% at week three (i.e., before administration of prednisolone), with a mean of 25% and 26% respectively. In the next highest dose cohort of 9.75e11 vg/kg, a total of four patients have been dosed and have achieved a mean FIX activity level of 99% at week three, with a range of 73% to 136%. In the highest dose cohort of 1.5e12 vg/kg, the two patients dosed achieved at week three a mean FIX activity level of 130%, with a range of 92% to 168%, and at week 26 a mean FIX activity level of 160%, with a range of 67% to 253%, with both patients at supraphysiological FIX levels. We do not intend to proceed with the 1.5e12 vg/kg dose in the FLT180a program, although we believe that it illustrates the potency of the AAVS3 capsid as it applies to future indications where a higher level of protein expression may be required.

With respect to durability of effect, FLT180a induced stable expression of FIX for over two years in the first dose cohort of 4.5e11 vg/kg. The mean FIX expression in this two patient cohort was 38% at 52 weeks, and as of June 15, 2020, more than two years after infusion, we have continued to observe a durable response of 38% mean FIX expression in this cohort. Three of the remaining eight patients have reported local laboratory data for 52 weeks as of June 15, 2020. At week 52, the mean FIX expression for one patient (dosed at 1.5e12 vg/kg) was 90%. The mean FIX expression for the other two patients (both dosed at 7.5e11 vg/kg) was 2% and 60%, respectively, with the former patient experiencing an ALT elevation which resulted in a significant loss of expression. The most recent reported FIX levels as of June 15, 2020 for the remaining five patients are above the lower limit of normal of 50%.

Based on these results, we believe that a dose between 7.5e11 and 9.75e11 vg/kg has the potential over time to bring the majority of patients into the normal FIX activity level range of 50% to 150%. We also believe that the current immune management regimen beginning at day 21 of oral prednisolone through month three and oral tacrolimus through month four along with close monitoring will be effective at avoiding ALT elevations which could affect FIX expression.

A total aggregate of four bleeding events were reported in the first ten subjects post gene transfer. As of June 15, 2020, none of the patients that experienced bleeding episodes following gene therapy required any supplemental factor replacement to control their bleeding.

The following chart summarizes this preliminary data from the B-AMAZE clinical trial following the initial three-week follow-up as of June 15, 2020.

The line graphs below illustrate FIX activity level in each of the patients currently under observation as a function of time following initial infusion for each of our FLT180a dose cohorts, with the dotted arrow representing mean FIX activity level in the case of the 4.5e11 vg/kg cohort, and data provided by local laboratories as of June 15, 2020. The graphs below do not include the 1.5e12 vg/kg cohort because we currently do not intend to include that dose in our pivotal Phase 2b/3 clinical trial for FLT180a as discussed above. Additionally, one patient dosed in the 9.75e11 vg/kg cohort, Patient 7, is not reflected in the graphs below because this patient had not been treated with the final immune management and dosing regime in accordance with the current trial protocol. This patient experienced transaminitis shortly after stopping the immune regimen, which led to a reduction in FIX expression that responded to a second course of immune suppression. At week 52 post-infusion, this patient is in the normal range of FIX expression (57%). Our experience with Patient 7 led us to update our immune management strategy, resulting in extending tacrolimus treatment approximately 2 months and implementing more frequent monitoring for transaminitis following the completion of the immune management regime. These changes have enabled us to successfully manage any late transaminitis events to date and thereby preserve expression in the normal range.

The table below presents selected time points of the data underlying the graphs presented above for the 4.5e11, 7.5e11 and 9.75e11 vg/kg dose cohorts, as well as the observed mean FIX activity of patients in the 1.5e12 g/kg dose cohort, which we have determined is a higher dose than required for the potential treatment of hemophilia B. The two patients in the 4.5e11 g/kg dose cohort have reportable data at over 104 weeks post-infusion and one patient in the 1.5e12 g/kg and two patients in the 7.5e11 g/kg dose cohort have data available over 52 weeks post-infusion. The most recent dose cohort of 9.75e11 g/kg, consisting of four patients, has FIX activity level readings available at three weeks post-infusion, with two of those patients also having data available at 26 weeks post-infusion.

Dose level	Mean[a] FIX activity[b] % (individual results)
vg/kg	Week Three	Week 26	Week 52	Week 78	Week 104
4.5e11 (n=2)	24.5	40.0	37.5	43.5	37.5
Patients 1 and 2	(24,25)	(35,45)	(36,39)	(40,47)	(38,37)
1.5e12 (n=2)	130.0	160.0 [c]	90 [d]	—	—
Patients 3 and 6[g]	(92,168)	(67,253)	(90)
7.5e11 (n=2)	25.5	32.0 [e]	31.0 [e]	—	—
Patients 4 and 5	(26,25)	(9,55)	(2,60)
9.75e11 (n=4)	99.0	98.0 [f]	—	—	—
Patients 7[h], 8,9 and 10	(136,82,73,105)	(57,139)
[a]	Arithmetic means, per dose level for FIX activity levels (%) at corresponding study visits.
[b]	FIX activity levels (%) measured by local assay (results for minimum of two patients).
[c]	Includes one patient with reduction in FIX expression following transaminitis.

[d]	Data from one patient with reduction in FIX expression following transaminitis.
[e]

Includes one patient with reduction in FIX expression following transaminitis; the patient had transaminitis after cessation of the immune management regimen, which responded to a second course of the immune management regimen.

[f]	Data from two patients and includes one patient with reduction in FIX expression following transaminitis.
[g]	Patients 3 and 6 are in the highest dose cohort, which will not be included in our pivotal Phase 2b/3 clinical trial for FLT180a, and which are therefore also not reflected in the graphs above.
[h]

Patient 7 is in the 9.75e11 vg/kg cohort and is not reflected in the graphs above because this patient has not been treated with the final immune management and dosing regime in accordance with the current trial protocol. Patient 7 experienced transaminitis shortly after, cessation of the immune management regimen, which responded to a second course of the immune management regimen and the patient at week 52 is still in the normal range at 57%.

FLT180a Safety Profile

To date, FLT180a has been generally well-tolerated, with adverse events, or AEs, generally consistent with those observed with liver-directed gene therapies. The most commonly reported AE was transaminitis, a dose-dependent, asymptomatic transient increase in serum ALT levels which, if left untreated, has been shown to negatively impact protein expression levels and durability. The ALT increases we have observed to date are mild increases that have not resulted in safety concerns, but are monitored because of the potential for the patient to lose FIX expression.

As of June 15, 2020, of the ten patients treated in the B-AMAZE clinical trial, we observed the following serious adverse events, or SAEs, all of which have resolved without any ongoing clinical impact to the patients involved:

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six drug-related SAEs, in four different patients, relating to elevated ALT levels that required additional treatment with corticosteroids and tacrolimus in accordance with the trial protocol, one of which was a Common Terminology Criteria for Adverse Events, or CTCAE, Grade 3 event, and the others of which were CTCAE Grade 1 (one event) or Grade 2 (four events);

•

three other drug-related SAEs including pulmonary sepsis, reduced FIX level due to ALT increase, and right arm AV fistula thrombosis, the latter of which occurred in a patient with underlying risk factors for thrombosis and was treated with prophylactic anticoagulation therapy per protocol and which will continue for as long as the treating physician deems necessary; and

•	five SAEs deemed unrelated to FLT180a, including elevated troponin, elevated amylase, epigastric pain, acute appendicitis and tacrolimus-related toxicity occurring in one patient.

As of June 15, 2020, no ALT increases have been observed in the low dose cohort (4.5e11 vg/kg).

Four of the five patients that experienced the elevated ALT SAEs also experienced immune reactions which permanently reduced the FIX levels. In three patients, two dosed at 1.5e12 vg/kg and one dosed at 9.75e11 vg/kg, these were reduced to levels still within the normal FIX activity level range of 50% to 150%, and in the fourth patient, dosed at 7.5e11 vg/kg, to a FIX level below 5%. Further, as of June 15, 2020, there has been no evidence of neutralizing anti-FIX antibodies and no AEs were observed during vector infusion, including any clinically relevant changes in vital signs.

Treatment with FLT180a aimed at increasing FIX levels increases the risk of transaminitis. To mitigate this risk in the B-AMAZE clinical trial, all subjects are closely monitored, including annual monitoring of FIX activity levels, and now given a prophylactic immune management treatment consisting of tacrolimus, and a tapering course of prednisolone, from week 3. We have incorporated this as an element of our trial design for both the B-AMAZE clinical trial and our planned pivotal clinical trial in order to avoid loss of expression and to maintain durable FIX levels. In the event that any patient experiences breakthrough transaminitis, our trial protocol provides for treatment with IV methylprednisolone.

Long Term Follow-up Study of Hemophilia B Patients Following Gene Therapy

We are conducting an open-label, multicenter, long term follow-up study to investigate the long-term safety and durability of response following dosing of FLT180a in patients with hemophilia B. All patients who have undergone dosing in previous studies with FLT180a will be invited to participate in the long-term follow-up study.

Efficacy of FLT180a will be assessed based on the change, relative to baseline from the preceding B-AMAZE clinical trial in a number of relevant clinical parameters, including durability of FIX response over a period of five years. The main objective of the follow-up study is to evaluate the long-term safety of FLT180a following the initial dosing in the B-AMAZE clinical trial at the planned dose. The trial will also evaluate, among other things, additional efficacy endpoints, general health status, and health resource utilization.

ECLIPSE Run-in Study—Hemophilia B

In developing our strategy for commencing our planned pivotal clinical trial, in line with best practices for creating value for our patients and other stakeholders, as well as FDA guidance on gene therapy for hemophilia B, we designed a lead-in study, which we refer to as ECLIPSE, to collect data on annualized bleeding rate, or ABR, FIX replacement utilization, concomitant medication, and other supportive measures. To meet these objectives for our planned pivotal clinical trial, we intend to conduct our ECLIPSE study to prospectively capture this baseline data. Patients will be followed in ECLIPSE for at least six months before they are eligible to be screened for participation in the pivotal clinical trial.

Planned Pivotal Clinical Trial and Registration Strategy

Our planned pivotal clinical trial is expected to be an open-label, multicenter, Phase 2b/3 study to confirm the dose and the efficacy and safety profile of FLT180a. This trial is intended for patients with severe hemophilia B, generally defined as patients with FIX activity levels less than or equal to 1%, and patients with moderate hemophilia B who have FIX activity levels less than or equal to 2% and with a history of severe bleeding. Based on our regulatory interactions to date, and subject to agreement with regulatory authorities, we currently plan to file for accelerated approval based on FIX activity level data in approximately 20 patients, followed by submission for full approval with annual bleed rate, or ABR, data and safety follow-up for one year in approximately 50 patients. The final determination of the endpoints and number of patients required in this trial will be based on ongoing discussions with the FDA and EMA. We received RMAT and PRIME designations for FLT180a in February and March 2019 from the FDA and EMA, respectively, based on preliminary clinical data. Based on these designations, granted to development programs for medicines that target an unmet medical need, the regulatory agencies provide enhanced support and more frequent interactions on the development plan. RMAT designation includes all the benefits of the fast track and breakthrough designations, including early and frequent interactions between the agency and sponsors, rolling submissions, and the ability to apply for accelerated approval. In addition, the EMA and FDA granted orphan designations for FLT180a on October 26, 2018 and February 15, 2019, respectively.

Due to different regulatory guidance in the EU and the U.S., our aim is to harmonize the key elements of our planned pivotal clinical trial protocol in order to satisfy the requirements of both regulatory bodies. Nevertheless, we anticipate that different data packages may be required to support a BLA in the U.S. and MAA in the EU. In the U.S., the draft FDA guidance on “Human Gene Therapy for Rare Diseases” indicates that accelerated approval can be based on a surrogate endpoint that is reasonably likely to predict clinical benefit. Additionally, the draft FDA guidance on “Human Gene Therapy for Hemophilia”, published in July 2018 and finalized in January 2020, further clarified that factor activity may be considered as a surrogate endpoint for primary efficacy assessment under the accelerated approval pathway, with the expectation that the factor activity levels obtained will be within the range of FIX activity observed in non-hemophiliac subjects. As a result, we believe the time required for product development can be accelerated for our product candidates, which may lead to approval earlier in clinical development.

In an RMAT meeting in March 2020, the FDA provided guidance as to the required endpoints for the approval of FLT180a, including our ability to assess the surrogate endpoint. Based on this meeting, we believe we will be able to seek conditional approval based on demonstrated FIX activity in a number of patients similar to, or lower than, the number of patients in other gene therapies for this indication. Based on clinical performance to date and our expectation of the long-term FIX level achieved, we currently anticipate that we will nominate one or two doses between the 7.5e11 and 9.75e11 vg/kg doses as the dose for our planned pivotal clinical trial, and that we will continue to employ the current immune management regimen of oral tacrolimus and prednisolone.

In the EU, there is no corresponding specific hemophilia gene therapy guidance. As a result, while we plan to pursue a similar regulatory strategy to the U.S., based on FIX data as the primary endpoint, there is no clear path to do so in the EU. The approach will need to be confirmed with the EMA, including the amount of clinical exposure on commercial product that will be required, and the amount of follow-up data needed.

While other gene therapies for the treatment of hemophilia B have been awarded orphan drug designation by the FDA, none of these are AAVS3-based gene therapies. We believe we have a pathway to approval because of our differentiated AAVS3 capsid, as well as the activity expressed by our FLT180a product candidate has demonstrated in clinical trials to date.

FLT180a is manufactured using our proprietary manufacturing platform based on adherent mammalian cell culture. We believe this system is capable of generating products of high quality and potency. We plan to seek validation of the manufacturing process in line with regulatory expectations ahead of submission of the BLA and MAA. Our intent is to demonstrate analytic comparability of the product used for the B-AMAZE Phase 1/2 clinical trial, which was developed and manufactured by Children’s GMP LLC, or Children’s GMP, at St. Jude’s Children’s Research Hospital, or St. Jude, to that used for registrational clinical trials manufactured at Brammer using an extensive suite of characterization assays in addition to the established QC assays.

Screening of Patients for Pre-existing Immunity against the AAVS3 Capsid

Prior to being confirmed for eligibility for treatment with FLT180a, potential trial participants are tested to determine the level of pre-existing antibodies, which could limit the activity of the therapy. Our proprietary cell-based TIA specifically measures the level of antibodies which are able to inhibit the transduction of human hepatocytes by the AAVS3 capsid, rather than the broader population of antibodies which can bind to the capsid, but are not neutralizing.

For enrollment of patients into the B-AMAZE clinical trial, we require confirmation of a low or negligible inhibitory AAVS3 antibody titer from this assay. We have developed and validated the assay to meet the required level of robustness and conformance necessary for use in our clinical studies. The assay is currently performed within our QC laboratory based at our Stevenage, U.K. site and conducted in compliance with our quality management system.

For purposes of our planned pivotal clinical trial and, if approved, prior to commercialization of FLT180a, we plan to transfer a second-generation TIA assay to a CRO with specialist expertise in such assays and with the capability to execute the assay in the U.S. and potentially in the EU. We believe this second-generation assay will offer a faster turnaround to provide the necessary capacity and responsiveness to support commercialization. This assay must be approved by the FDA under the Investigational Device Exemption, or IDE, regulations, before commencement of our planned pivotal clinical trial, and we have accordingly commenced the process to transfer and deploy the assay to a CRO lab based in the U.S. In the EU, our plan is to secure the CE marking for the assay under the current EU in vitro diagnostic directive, or IVDD, framework, which will convert into the incoming EU in vitro diagnostics regulation, or IVDR, framework by May 26, 2022.

We are currently evaluating scenarios for commercial deployment, including the number and location of testing sites, and reimbursement for the TIA to the CRO to ensure convenient access to the assay for potential trial participants. Our ultimate deployment and reimbursement strategy will be determined in line with therapeutic product market access and reimbursement plans.

Planned Phase 2/3 Clinical Trial in Seropositive Patients

Our preclinical studies have demonstrated the seroprevalence of anti-AAVS3 antibodies is approximately 30% to 50% of the population, with some variance across regions and age groups. Patients with antibodies to AAVS3 above a certain threshold are not eligible for treatment with our product candidates, including FLT180a. We are therefore working on different methodologies to be able to treat such patients. For example, we believe it may be possible to use antibody removal techniques, such as apheresis or antibody cleavage to remove circulating anti-AAVS3 antibodies in seropositive patients, thereby rendering some previously excluded patients eligible for treatment. We have carried out a study in which anti-AAVS3 antibody levels were measured in plasma samples from patients who underwent multiple rounds of apheresis for a different purpose. This study showed that apheresis can reduce anti-AAVS3 antibodies to a level that would change patients’ status from ineligible to eligible for treatment with FLT180a, or any other of our AAVS3-based products, in at least half of the seropositive patients, increasing the patient population eligible for our product candidates to approximately three-quarters of the otherwise addressable patient population. We are also actively reviewing antibody cleavage approaches, which may provide an alternative method of removing anti-AAVS3 antibodies for the necessary period of time to enable dosing without resort to apheresis.

We plan to conduct a Phase 2/3, open-label, multicenter, single dose, safety and efficacy clinical trial of FLT180a in patients with hemophilia B who present with neutralizing antibodies to AAVS3, to assess endogenous production of FIX. We expect the study to include patients who undergo an antibody removal procedure prior to treatment with FLT180a. We plan to conduct this clinical trial in adults at the same dose as that chosen for our pivotal Phase 2b/3 trial as described above.

Planned Pediatric Investigation Plan for FLT180a

In the European Union, we are obliged to agree to a pediatric investigation plan, or PIP, prior to MAA submission. Satisfactorily completing the PIP could lead to an additional two years of regulatory exclusivity. Our current plan for investigation is to include younger patients up to 17 years of age in a pediatric study. In the United States, the comparable legislation is the Pediatric Research Equity Act, or PREA, under which companies are required to submit a Pediatric Study Plan, or PSP, for new indications, but this rule exempts orphan drugs. Since FLT180a has received an orphan drug designation in the U.S., it will be exempt from the requirements of the PREA, which will limit the number of patients required for approval.

FLT190 for the Treatment of Fabry Disease

We are developing our liver-directed gene therapy product candidate, FLT190, for the treatment of Fabry disease. In the third quarter of 2019, we initiated a dose-escalating Phase 1/2 clinical trial, which we refer to as MARVEL-1, to evaluate the safety and efficacy of FLT190 in patients with Fabry disease.

Fabry Disease Overview

Fabry disease is a rare, X-linked disease characterized by a congenital error of glycosphingolipid metabolism caused by an abnormal gene encoding the α-galactosidase A, or αGLA, enzyme, responsible for the breakdown of glycosphingolipids. Deficiency of αGLA results in the accumulation of glycosphingolipids, such as Gb3, and its deacetylated form, globotriaosylsphingosine, or Lyso-Gb3, that are associated with the pathophysiology of the disease.

There are several mutations underlying Fabry disease. The disease can be divided into two categories: classic phenotype, the most severe form of the disease, which only affects men without residual enzyme activity, and a generally milder nonclassic phenotype also known as the atypical or late-onset form of the disease, which is suffered by both men and women and is characterized by a more variable disease course, in which patients are generally less severely affected and disease manifestations may be limited to a single organ such as the kidneys or the heart.

Fabry disease is associated with major disability, organ failure and premature death, generally before the age of 60 years. Late-onset variants present later in life with organ dysfunction which can be as severe as in the classic form of the disease, but without the peripheral stigmata of pain, sweating abnormalities and angiokeratoma. Fabry disease also affects heterozygote females with the defective gene, where symptoms can develop about a decade later than males.

Fabry disease is also a pan-ethnic disorder, meaning that it occurs in all racial and ethnic populations affecting males and females. It is estimated that classic type Fabry disease affects approximately one in 40,000 males. However, newborn screening initiatives have suggested an even higher prevalence of the disease (one in 3,100 male newborns found by a study conducted in Italy). Based on preclinical studies, we believe approximately 50% of the population has antibodies to AAVS3 which prevents AAVS3-based gene therapies from working effectively. We believe it may be possible to use antibody removal techniques, such as apheresis, to remove circulating anti-AAVS3 antibodies, thereby rendering some previously excluded patients eligible for treatment. For example, we have carried out a preclinical study in which anti-AAVS3 antibody levels were measured in plasma samples from patients who underwent multiple rounds of apheresis and, based on that study, demonstrated that for at least half of the seropositive patients, apheresis can reduce anti-AAVS3 antibodies to a level that would change patients’ status from ineligible to eligible for treatment with our AAVS3-based product candidates.

Limitations of Current Therapies

Currently no curative therapies exist, and alternatives to ERT for patients with Fabry disease are limited. Fabry disease is primarily treated with periodic infusions of ERT consisting of αGLA over the patient’s lifetime. The most commonly prescribed ERTs for Fabry disease are Fabrazyme, marketed by Sanofi Genzyme, and Replagal, marketed by Takeda. Periodic infusion of ERT can cost hundreds of thousands of dollars on an annual basis, placing a significant burden on healthcare systems. A non-ERT drug Galafold (migalastat), an oral therapy marketed by Amicus Therapeutics Inc., or Amicus, an alpha-galactosidase A chaperone, was approved by the EMA in May 2016 and by the FDA in September 2018. Amicus reports that 35% to 50% of the gene mutations associated with Fabry disease are amenable to migalastat.

Although ERT provides therapeutic benefit and can reduce Gb3 substrate levels and extend a patient’s life expectancy, ERT requires chronic infusions throughout a patient’s life and can over time raise antibodies which limit the effectiveness of the therapy. Patients prescribed ERT generally receive a bolus infusion every other week. However, because of their suboptimal pharmacokinetics and very short half-life of a few hours, ERTs only temporarily increase plasma enzyme levels. As a result, patients with Fabry disease that are prescribed ERT continue to have disease progression, including ongoing decline in renal function, potentially resulting in renal failure, cardiovascular disease and ongoing debilitating pain including periods of severe pain crisis. We have seen some physicians anecdotally report that patients can have recurrence of symptoms as the therapeutic effect of ERT wanes between biweekly treatments. In addition, because ERTs are not curative and only slow, but do not halt, the progression of disease, patients can deteriorate and the healthcare system incurs significant costs associated with recurring medical interventions. Furthermore, studies have shown that approximately 40% of male patients with the classic Fabry disease phenotype can develop anti-GLA antibodies also known as anti-drug antibodies.

Our Solution: FLT190 for Fabry disease

We are developing FLT190 for the treatment of Fabry disease. We believe our Fabry disease program has the potential to provide sustained levels of functional αGLA to patients, thus making it a potentially landmark program. We believe we are the first company to dose a patient with a liver-directed AAV gene therapy for this indication. To our knowledge, the only other program for this indication currently in the clinic is a lentiviral Fabry disease therapy where the vector is inserted ex vivo into patients’ cells and permanently integrates into their DNA. This procedure requires patients to undergo burdensome processes including conditioning with chemotherapy to achieve a partial myeloablation in order to be able to receive their own genetically modified cells.

By using our high-transducing AAVS3 capsid, our goal is to bring αGLA activity in patients into the normal range with sustained steady state levels of between five to nine nmol/hr/ml, and potentially to a level that is above the normal range, thereby providing a treatment for Fabry disease that has the potential to be more efficacious and less burdensome than ERT. Our FLT190 program builds on our experience in developing FLT180a. Both product candidates utilize the same manufacturing process, and the capsid and promoter are identical. As a result, we believe we can leverage findings, including predicted dose response, and clinical experience from FLT180a in hemophilia B to help facilitate the efficient development of FLT190 as a potential treatment for Fabry disease.

Preclinical Development of FLT190

Our preclinical development program for FLT190 consists of in vitro and in vivo pharmacodynamic studies in α-Gal A-knockout, or GLAko, mice and a single-dose GLP-compliant 13-week toxicology/biodistribution study in NHPs. For purposes of these mouse studies, we have generally utilized vectors pseudotyped with AAV8 rather than our AAVS3 capsid because AAV8 is more efficient at transducing murine cells.

Our preclinical studies in mice have demonstrated increased GLA activity in plasma, as illustrated in the chart below, resulting in normalization of Gb3 and Lyso-Gb3 and a reduction in pathologic lipid deposits in kidney and cardiac tissues.

A single IV injection of FLT190 therapeutic genome pseudotyped with AAV8 resulted in sustained serum GLA expression at supraphysiological levels in all animals dosed. The level of GLA expression achieved with this approach resulted in widespread reductions in Gb3 storage as well as correction of organ lesions as illustrated in the chart below.

This sustained expression of GLA in plasma and relevant tissues resulted in significant reduction in Gb3 and Lyso-Gb3 storage in relevant organs, as illustrated in the charts below.

Gb3 clearance was also supported by electron microscopy, which revealed reduced storage inclusion bodies in the kidney and heart of treated animals. Our preclinical program demonstrates that a single dose of FLT190 vector genome in GLAko mice showed just as much activity as weekly ERT administration, in reducing substrate accumulation in key affected organs. Importantly, the weekly ERT administration in our preclinical program is considered an intensive dosage, which does not reflect typical treatment posology, which is administration of ERT on a bi-weekly basis.

The results from 13-week GLP-compliant toxicology studies showed that administration of FLT190 produced significant increases in GLA activity, indicating that stable bioactive GLA can be expressed from the liver in NHPs and that the resulting enzyme secreted in an active form can be readily detected in circulation, as illustrated in the chart above. Following FLT190 administration in NHPs, GLA was expressed in a dose-dependent manner. The enzyme was secreted in an active form and was detected in circulation (plasma), as can be seen in the figure below, and target organ tissues (e.g., kidney and heart). Plasma GLA activity increased over time, as also illustrated in the chart below. There was no immune response or neutralizing antibodies against the human transgenic GLA protein, providing support for the first-in-human Phase 1/2 clinical trial.

Toxicology studies in NHPs showed that a single IV injection of FLT190 (at 6e12 vg/kg and 3e13 vg/kg) was generally well-tolerated and at the levels reached, there were no adverse findings following dosing or during the post-dose observational period for 13 weeks or 26 weeks, or to date in the 24-month long-term tolerability study. Plasma GLA activity increased over time, as illustrated in the chart below.

These supraphysiological levels of GLA were sustained throughout the course of the experiment, demonstrating the stability of GLA expression, secretion and uptake by the target organs and lack of major immune response or neutralizing antibodies against the human transgenic GLA protein.

Clinical Development of FLT190

We currently have one ongoing clinical trial for FLT190, namely a Phase 1/2 dose-finding clinical trial, which we refer to as MARVEL-1. In addition, we are planning a long-term trial, which we refer to as MARVEL-2, in which we will conduct follow-up on patients from our MARVEL-1 clinical trial for a period of at least five years following dosing in MARVEL-1. FLT190 has received orphan drug designation from the FDA and from the EMA.

In addition to the currently planned clinical trials, we expect that two additional Phase 3 clinical trials will be required, similar to other development programs in LSDs. The sample size will be informed by the activity seen in our MARVEL-1 clinical trial. We expect these two studies to include an open-label trial in treatment naïve adult patients with classic Fabry disease, as well as a treatment switch study for patients already on treatment, with ERT or pharmacological chaperone therapy, at baseline.

MARVEL-1 Phase 1/2 clinical trial: First-in-Human, dose-finding study

Our MARVEL-1 trial is a Phase 1/2, baseline-controlled, non-randomized, open-label, single ascending dose clinical trial of a novel AAV vector, FLT190, in patients with Fabry disease.

We are conducting our MARVEL-1 clinical trial in two parts. In Part 1 of the clinical trial, we aim to demonstrate that GLA expression can be achieved with ascending doses of FLT190. We will enroll up to twelve patients previously treated with ERT or chaperone therapy, who we refer to as previously treated patients, or PTPs. Part 2 of the clinical trial will focus on the biological activity of a dose selected for further development following Part 1, and will enroll up to three additional previously untreated patients, or PUPs, who have not previously received ERT or chaperone therapy. The main objective of the trial is to evaluate the safety of FLT190 at the planned dose. The trial will also evaluate, among other things, efficacy endpoints (including changes from baseline in GLA in plasma and in Gb3 and LysoGb3 in plasma and urine), as well as immune response to the treatment. Together, this safety and efficacy data should allow us to select the optimal dose for our Phase 3 clinical trials.

We are planning to test up to four doses in Part 1 of the clinical trial, namely 7.5e11, 1.5e12, 4.5e12 and 1.5e13 vg/kg, although as with FLT180a, depending on dose response in the initial cohorts, we may not ultimately need to escalate to the higher doses. The initial goal of the program is to bring patients into the normal or high normal range of GLA activity which we believe would make them independent of the need for ERT. We are also investigating the feasibility of bringing patients to a supraphysiological level of activity, which, based on our preclinical data and results in other Fabry human trials, we believe could lead to the potential mitigation of the effects of Fabry disease beyond that currently provided by ERT. We chose a low starting dose for safety reasons in this first human study and first-ever use of in vivo gene therapy in Fabry disease. The following chart illustrates our dosing approach with respect to FLT190, with at least two and up to three patients in each cohort.

We may also reduce the dose level within a particular cohort depending on the observed responses. Once the PTPs have been treated at each dose level, we will assess tolerability and determine GLA levels at three months post-FLT190 administration. Based on those findings, we anticipate selecting a dose for part two of the clinical trial. For part two, a single cohort of three PUPs will be enrolled at the selected dose level, and the efficacy of FLT190 will be assessed based on the change, relative to baseline, over a period of nine months (approximately six months at plateau levels of GLA) in a number of relevant parameters, including GLA levels, Gb3/LysoGb3 clearance, changes in Gb3 in renal biopsies, renal and cardiac function, GLA immune response, quality of life assessment and patient reported outcomes.

Preliminary clinical data from MARVEL-1 clinical trial

As of June 15, 2020, one patient has been dosed with FLT190 in our MARVEL-1 clinical trial. As the MARVEL-1 trial is still ongoing, the clinical data presented below is preliminary data extracted from trial case report forms and is subject to quality control processes. In connection with customary quality control processes, it is possible that items may be identified that would require adjustments to the preliminary data presented below. Accordingly, the final clinical data may differ from the preliminary data presented below, and any such differences could be material.

The first patient was administered FLT190 at a dose of 7.5e11 vg/kg. The infusion has been generally well-tolerated with no infusion-related reaction, and no dose-limiting toxicity events, or DLTs, have been observed.

Plasma GLA activity rose from a baseline trough of 0.3 nmol/hr/ml to 1.2 nmol/hr/ml by week four. Up to week 30, the response remained above baseline and in the range up to four times of baseline.

The subject restarted ERT from week six as the GLA levels remained below the lower threshold of normal and some peripheral nerve-related symptoms were reported. Trough GLA level measurements, taken prior to each subsequent administration of ERT, allow us to track endogenous FLT190-related GLA production. These results indicate that a liver-directed AAV gene therapy can produce enzymatically-active GLA in plasma. Based on the dose response seen in the B-AMAZE clinical trial for FLT180a, in which doubling of the dose from 7.5e11 vg/kg to 1.5e12 vg/kg led to a four-fold increase in FIX expression, we believe that a dose of either 1.5e12 or 4.5e12 vg/kg has the potential to bring patients into, or above, the normal range of GLA expression.

The stability of GLA expression in this patient over time is illustrated in the chart below.

FLT190 Safety Profile

As of June 15, 2020, we observed two SAEs considered related to FLT190 in the one patient treated in our FLT190 clinical trial, namely an increase in ALT levels and a grade two myocarditis marked by mild chest pain, a change in electrocardiogram and a transient elevation in troponin levels. Each of these SAEs was observed eight weeks after the FLT190 infusion.

The patient had classic Fabry disease with evidence of cardiac involvement at baseline. At a routine site visit the patient reported some mild chest pain. An electrocardiogram showed some new changes compared to baseline. The patient was assessed by a cardiologist with an echocardiogram that showed mild changes and a minimally elevated troponin level. The patient was allowed to return home and an outpatient cardiac MRI was scheduled. The patient began to taper off the prophylactic steroid regimen in accordance with the protocol. Three days later, an elevated ALT level was found on routine monitoring that was deemed to be an episode of gene therapy related transaminitis and the patient was brought back to hospital for treatment with IV methylprednisolone and tacrolimus in accordance with the trial protocol. On admission to hospital, a significant troponin spike was also detected, and a repeat cardiac MRI showed no significant changes compared to baseline. The patient’s troponin elevation resolved within two days after starting IV methylprednisolone and tacrolimus. The patient’s ALT elevation resolved after three weeks. We believe the similar timing of the transaminitis and the elevation in troponin suggest that both were caused by a related immune-mediated response to FLT190. Approximately 50% of patients with an underlying history of Fabry-related cardiac disease may be diagnosed with chronic myocarditis on histology. Both of these events were categorized as SAEs because the patient required hospitalization. There has been no apparent reduction in GLA activity associated with the transient increase in ALT levels in this patient.

In consultation with Fabry disease experts, we have modified the protocol to align the prophylactic immune management regimen with the regimen currently used in the B-AMAZE clinical trial: oral prednisolone and tacrolimus beginning at day 21 and continuing through months three and four, respectively. As of June 15, 2020, this regimen has prevented any ALT elevation in our hemophilia B program during the critical period of weeks four to 16 in every patient in whom the regimen was administered. In addition, we will also be evaluating troponin levels during the B-AMAZE clinical trial at regular pre-specified intervals. We believe that these modifications to the trial protocol will minimize the possibility of ALT elevation and myocarditis in future patients.

Planned MARVEL-2 Long-term Clinical Study

All patients who receive FLT190 in our MARVEL-1 clinical trial will also be invited to enroll in our separate MARVEL-2 follow-up study in which we will assess long-term safety and efficacy for a period of at least five years after infusion with FLT190 in MARVEL-1.

Efficacy of FLT190 will be assessed in MARVEL-2 based on the change, relative to baseline from the preceding MARVEL-1 clinical trial, in a number of relevant clinical parameters, including skin and renal biopsies, GLA expression, substrate and toxic metabolite levels, renal function, cardiac imaging and CNS imaging. The main objective of the follow-up study is to evaluate the long-term safety of FLT190 following the initial dosing in the MARVEL-1 clinical trial at the planned dose. The trial will also evaluate, among other things, efficacy endpoints, immune response, quality of life and healthcare utilization.

ECLIPSE Screening Study—Fabry Disease

As part of our ECLIPSE study, we prospectively screened, including for AAVS3 antibody status, and enrolled a number of patients with Fabry disease. These patients will be screened for eligibility and possible participation in our Phase 1/2 clinical trial for FLT190.

FLT201 for the Treatment of Gaucher disease

We are developing our liver-directed gene therapy product candidate, FLT201, for the treatment of type 1 Gaucher disease, or GD1. In 2019, we selected the candidate with the best efficacy profile among a group of different constructs we examined and plan to file the IND and initiate the Phase 1/2 study for this program in 2021.

Gaucher Disease Overview

Gaucher disease is an ultra-rare autosomal recessive condition with a mutation in the GBA1 gene leading to a reduction in GBA activity. This causes a failure of metabolism of glycosphingolipids in lysosomes within cells and the build-up of glucocerebroside, or GL-1. This is particularly seen in macrophages, which are transformed into Gaucher cells by the build-up and accumulation in the spleen, liver, bone marrow and, in some forms, also the CNS. Gaucher disease has an overall incidence of approximately 1 in 40,000 to 1 in 60,000 live births. Gaucher disease can be further subdivided into type 1 (somatic, non-neurological), type 2 (acute, infantile neuronopathic) and type 3 (chronic neuronopathic). Approximately 90% of patients suffering from Gaucher disease in western countries have GD1, which manifests as multiple morbidities including enlargement of the spleen and liver, low red blood cells, or anemia, low platelet count, or thrombocytopenia, and bone abnormalities including bone pain, fractures and arthritis. Bruising, risk of bleeding and fatigue are common due to the thrombocytopenia and anemia.

Limitations of Current Therapies

There are currently no curative treatments for Gaucher disease. Currently, two different therapeutic approaches for the treatment of GD1 are used: ERT and substrate reduction therapy, or SRT. Intravenously administered ERT is targeted to macrophages and increases the breakdown of the accumulated glycolipids, which has proven to be effective in the treatment of the visceral and hematological complications of the disease. Decreases in splenic and hepatic size and improvement in cytopenias are usually apparent after six months of treatment.

Although ERT can have significant benefits for patients with Gaucher disease, the treatment can impose a significant burden on patients, with up to three infusions per week at the commencement of treatment. The frequency of infusions may be reduced with time to once a week or biweekly, but the infusions still take several hours to prepare and administer (even if performed at home). Another key challenge in the development and delivery of ERT is the extreme instability of the enzyme. The half-life at physiological pH is only approximately ten minutes, which limits the amount of enzyme that can have a therapeutic impact and leaves the patient with undetectable amounts of ERT within hours of receiving their treatment. Therefore, bi-weekly infusions of ERT are needed over a patient’s lifetime.

ERT is a relatively effective treatment for the somatic manifestations of Gaucher disease with some improvements in organomegaly, skeletal symptoms and cytopenia, but does not cross the blood brain barrier in sufficient quantities to improve any CNS symptoms and has not been shown to be effective in the treatment of pulmonary symptoms. ERT also poses a number of risks for patients. For example, bone disease is unresponsive to ERT, as a result of its relatively short dose kinetics, which can result in skeletal impairment and long-term disability. In addition, infusion reactions are common, with 44% of patients experiencing this AE. Another common AE in the administration of ERT is the formation of anti-GBA antibodies, or abs, the most common form of which are non-neutralizing, which can lead to immune reactions.

SRT reduces the amount of glucosylceramide by inhibiting its synthesis. As an oral alternative to ERT, its user friendliness makes this class of treatment attractive to some patients. The first SRT, miglustat, is approved for GD1 patients with mild to moderate disease manifestations for whom ERT is unsuitable. However, side effects and concerns about effectiveness have limited its use. Additionally, although SRT has been shown to be an effective treatment of organomegaly and cytopenia, other disease manifestations are not improved. Recently, eliglustat, a second generation SRT with an improved risk/benefit profile has been approved as a first-line therapy. SRT is not approved for use in children. In addition, both ERTs and SRTs for Gaucher disease impose significant costs on the healthcare system.

Although ERTs represent a very important advancement in the treatment of patients with GD1, they are demanding, expensive and, due to short half-life, do not prevent the progression of disease in all manifestations. We believe that gene therapy offers the potential for a functional cure for Gaucher disease.

Our Solution: FLT201 for Gaucher disease

We are developing FLT201 for the treatment of GD1. By using our high-transducing AAV capsid, our goal is to deliver the GBA enzyme endogenously at normal levels with a one-time treatment. FLT201 contains a liver-specific promoter and a GBA sequence which expresses our novel, proprietary GBA variant with a greater than 20-fold longer half-life than wild-type GBA protein in purified systems, and uses our established AAVS3 capsid design.

We have achieved proof of concept in a Gaucher mouse model with the predecessor construct of FLT201, FLT200. Our preliminary preclinical data demonstrates that our AAV-GBA gene therapy reduces activated macrophages and inflammation in the liver of GBA9v/null mice, as illustrated in the charts below.

At twelve weeks, statistical significance in the primary endpoint of the reduction of macrophages was achieved with FLT200 (p≤0.0005). Statistical significance in the secondary endpoint of reduced liver inflammation was also achieved for FLT200 (p≤0.005).

In addition, our AAV-GBA gene therapy has also demonstrated better substrate clearance than the standard of care (velaglucerase alfa) in the same Gaucher mice. At twelve weeks, statistical significance in the improved substrate clearance was achieved with FLT200 with respect to decreases in the prevalence of hexosylceramide and hexosylsphingosine in the liver (p≤0.0005 in both instances), spleen (p≤0.0005 in both instances) and bone marrow (p≤0.005 with respect to hexosylceramide and p≤0.0005 with respect to hexosylsphingosine), each as compared to the standard of care, as illustrated by the charts below.

Preclinical Development of FLT201

Continuous expression does not address the inherent instability of the GBA protein. To address this issue, we have developed an AAV vector that expresses a novel GBA variant, FLT201, with a greater than 20-fold longer half-life than wild-type GBA protein in purified systems, as illustrated in the table below. We have demonstrated in preclinical studies that a single injection of FLT200, the precursor candidate, in a GBA deficient mouse produces sustained steady-state levels of fully active ß-Glucocerebrosidase, or GCase, secretion into the bloodstream, GCase uptake by macrophages in key organs, greater GCase bioavailability than similar treatments, and attenuation of tissue macrophage infiltration and substrate accumulation. In addition, this dosage did not have an observed negative impact on survival or raise any significant safety concerns.

Lysosomal and physiological pH are two important pHs to evaluate in determining the safety and efficacy of Gaucher disease treatments. FLT201 causes GCase to be secreted from the liver into the bloodstream, where physiological pH is measured, and following up-take by the cells will traffic into the lysosome, where lysosomal pH is measured. In the lysosome, the enzyme performs its normal function of cleaving its substrate, directly addressing the cause of Gaucher disease. As a result, it is critical that the enzyme that our gene therapy product candidate causes the liver to produce is sufficiently stable at both lysosomal and physiological pH levels. As illustrated in the table below, FLT201 has the longer half-life in both lysosomal and physiological pH as well as in mouse serum and plasma, compared to the ERT VPRIV, which is used as the standard of care treatment for Gaucher disease. The increased stability afforded by this GBA variant gives FLT201 a 20-fold greater potency in mice than FLT200, which in a mouse model led to five- and seven-fold increased uptake into the spleen and bone marrow, respectively. In addition, in lung, a refractory target tissue for ERT, FLT201 administration in mice allowed uptake of 19.3-fold more active GBA protein than FLT200.

Our FLT201 construct has demonstrated a greater than 20-fold increase in the levels of active GCase as compared to the wild-type GCase provided by FLT200 in wild type mice, as illustrated in the left-hand side chart below. At four weeks, statistical significance in the primary endpoint of GCase secretion was achieved with FLT201 (p≤0.001). In addition, the right-hand chart below illustrates the stability over time of our FLT200 construct as compared to VPRIV®, or Velaglucerase alfa, an ERT used for Gaucher disease.

The graphics below illustrate the uptake of GCase in the spleen, bone marrow and lungs of wild type mice that FLT201 at a dose of 6e10 vg/kg has been demonstrated to produce at four weeks post-infusion.

To our knowledge, we are the only company to date that has announced the development of an AAV gene therapy for the treatment of GD1. We believe that our FLT201 product candidate has the potential to achieve greater therapeutic benefits by providing higher therapeutic levels of the GBA enzyme in the affected cells in type 1 Gaucher Disease patients than a lentiviral construct currently in development.

FLT210 for the Treatment of Hemophilia A

We are developing a liver-directed gene therapy product candidate, FLT210, for the treatment of hemophilia A. In 2019, we selected for further preclinical testing a candidate with the best efficacy profile among a group of different constructs, with the important feature of being the smallest construct in development for this indication. We believe that this small size may potentially be an advantage in terms of treatment durability and manufacturing feasibility.

Hemophilia A Disease Overview

Hemophilia A is an X-chromosome linked inherited disease caused by a mutation in the gene coding for coagulation of FVIII, primarily affecting males. Women are carriers of the gene, but only in extremely rare cases do they have hemophilia A. This defect in the F8 gene leads to a deficiency of FVIII, causing poor clotting in response to trauma and a risk of spontaneous bleeds, often into weight-bearing joints. Large muscle bleeding and CNS bleeding are also likely to happen in these patients and are associated with a high risk of significant disability and death.

According to the WFH’s annual global survey, as of 2018 approximately 45% of hemophilia A patients had severe hemophilia A with FVIII activity level in plasma below 1%. Patients with FVIII levels below 40% but above 5%, which is described as a mild form of the disease, do not present with spontaneous bleeds as frequently, but may have a severe bleeding phenotype and a longer coagulation time associated with trauma or surgery.

Hemophilia A is a rare disease. However, it is the most common of the X-chromosome linked disorders. The incidence is approximately one case per 5,000 male live births and is consistent across different ethnic groups. The prevalence of hemophilia A varies across reporting countries, with a range of 5.4 to 14.5 cases per 100,000 males. In 2018, there were approximately 13,600 hemophilia A patients in the United States according to the WFH’s annual global survey. Hemophilia A is about four to five times more prevalent than hemophilia B, with approximately 38,000 patients in the U.S. and the five major European markets (U.K., Germany, France, Italy and Spain).

Limitations of Current Therapies

Current hemophilia A treatments and their limitations closely mirror those associated with hemophilia B. In particular, current treatments involve factor replacement therapy with plasma derivatives or genetically engineered recombinant FVIII concentrates, including both short- and long-acting products. Treatment may be administered during a bleed (on-demand treatment) or to prevent bleeds (prophylactic treatment) and involves frequent IV administration of the replacement factor.

Even with prophylaxis, significant limitations on patient quality of life remain because normal plasma clotting factor levels are not consistently restored. The short half-life of normal clotting factors results in peaks and troughs of circulating clotting factor. This “sawtooth” profile of factor level—high immediately after infusion, falling rapidly to near baseline—mandates careful planning of physical activity. EHL products do not remove the problems of lifelong IV administration, breakthrough bleeding and increased cost.

One of the major complications is the development of neutralizing antibodies, or Nabs, against the administered coagulation factor. In the case of hemophilia A, approximately 30% of patients develop an inhibitor at some point in their life with the majority of cases seen early in the treatment history. This Nabs development prevents the therapy from working and makes these patients susceptible to spontaneous bleeds.

This immune response to infused factor concentrates remains a major source of morbidity and mortality in the treatment of patients with hemophilia A. Moreover, inhibitors significantly increase the cost of care, intensify the financial and psychosocial stressors on patients and their families, and have a negative effect on disease morbidity and mortality by making bleeding episodes more difficult to treat. Bypassing agents, or BPAs, are the primary treatment modalities currently available for patients with inhibitors. Immune tolerance induction, or ITI, is considered the standard of care for inhibitor eradication in patients with hemophilia, predominantly in patients with severe hemophilia A. ITI requires frequent and regular exposure to FVIII concentrates, often at high doses over the course of several months to years, as a method to induce tolerance. We believe that gene therapy may be a way of potentially inducing tolerance to FVIII for these patients, due to the continuous endogenous production of FVIII by the liver in these patients. See “—Our Platform—Liver-Directed AAV Gene Therapy.”

We believe gene therapy for hemophilia A has the potential to greatly improve the lives of people with hemophilia A by providing consistently high levels of FVIII, thus preventing all forms and instances of spontaneous bleeds. There are several gene therapies currently being developed for treating hemophilia A. As further discussed below, some of these constructs have seen a loss in FVIII expression over time. We believe that our program has the potential to achieve greater durability and stability of expression.

Our Solution: FLT210 for Hemophilia A

We have designed a potential hemophilia A product candidate, FLT210, with the smallest known liver-specific promoter and have shortened the F8 gene in order to reduce the expression cassette size and allow it to better fit within the length of the nucleic acid sequence within wild type AAV. We believe this will address one of the major challenges in developing a gene therapy for hemophilia A, namely that the modified F8 gene used in several other gene therapy programs is too large to be efficiently and completely encapsidated into AAV. We believe this has been a major contributing factor to the issues of loss of expression and high intersubject variability seen in some other AAV gene therapy programs for this indication. We believe that the smaller expression cassette of FLT210 will enable more efficient and complete packaging of the F8 gene, thus allowing for delivery of more intact and functional transgenes, a higher level of successful gene transfer to the target cells, and therefore more stable expression than is possible with oversized constructs.

Novel Programs for the Treatment of Inflammatory Disease

The ability of our gene therapy platform to access high protein levels has also allowed us to develop a research pipeline of indications beyond the monogenic diseases typically addressed by systemic gene therapy. Most gene therapies currently in clinical testing aim to replace a missing protein, whereas our novel programs aim to deliver anti-inflammatory molecules that could potentially prevent or correct pathology by rebalancing inflammatory systems. We believe that, should safety and efficacy be demonstrated, this would allow us to potentially address complex diseases where a single causative genetic component is not responsible or is poorly defined, thereby significantly expanding the scope of AAV gene therapy beyond the traditional rare, monogenetic disorders.

Manufacturing and Analytics

We believe we have one of the highest quality and most advanced AAV manufacturing platforms of any independent company in the field of genetic medicine, which we believe provides us with a significant competitive advantage. We have designed our proprietary and differentiated manufacturing platform to facilitate the efficient development of product candidates by utilizing a modular structure and by leveraging our in-house capabilities, ranging from protein engineering to process development, analytical development, manufacturing and QC. We believe our expertise in AAV biology represents a competitive advantage in plasmid design and analytics. Our expertise also provides a combination of late-stage gene therapy development capabilities with decades of experience in use of viral platforms in pharmaceutical applications. Our manufacturing process is capable of generating high product quality and potency both for toxicology studies and clinical trials of our product candidates, and also at commercial scale.

Our differentiated manufacturing platform

The key strength of our AAV platform is our ability to design AAV vectors with high product potency, quality and safety in mind. We carefully select, develop and optimize all components of our manufacturing platform to reduce impurities and to increase vector potency. Impurities arise as a result of any vector production process and include the packaging of unwanted DNA, a by-product of the materials used to produce vectors. High potency product candidates permit us to administer lower doses of vector to patients to achieve equivalent activity. Our system provides both low levels of impurities and high potency, thus enabling us to deliver much lower aggregate levels of impurities to patients for a given level of expression.

We use an adherent mammalian cell manufacturing platform, which we believe has the potential to produce more potent and higher quality vectors than the insect cell derived baculovirus platform sometimes used in AAV gene therapy manufacturing. This is demonstrated in our view by the approximately ten- to 30-fold higher doses required to achieve the same FIX expression in hemophilia B patients dosed with baculovirus derived vectors as compared with those dosed with mammalian cell derived vectors, as seen in published data across various hemophilia B programs.

We have developed a proprietary split-packaging plasmid system, which we refer to as our two-plasmid transfection system, which consists of a plasmid containing the AAV rep and helper virus genes, and a product specific plasmid, containing the AAV cap gene and the AAV vector comprising the expression cassette including the product-specific transgene. This system facilitates modularity of the platform because only the second plasmid needs to be adapted by a simple “plug-and-play” approach to support another program. For programs requiring a vector carrying a large gene, we developed a second-generation plasmid system to support high yield and quality for large vector genomes. The modularity of our plasmids, in turn, is designed to minimize the cost and time investment required to initiate new programs and develop additional product candidates. Splitting AAV genes also significantly reduces the likelihood for formation of replication-competent AAV, which we believe should be kept to a minimum to help improve a vector’s safety profile. Further, our two-plasmid transfection system allows us to adjust and balance vector genome yield against the vg/capsid ratio, traditionally referred to as the “full/empty ratio,” within a given range. As a result, we can adjust the vg/capsid ratio on a program-by-program basis.

The molecular design of the plasmids in combination with the use of human HEK293T cells for AAV manufacturing is aimed at ensuring a natural regulation of the AAV genes, which, in turn, is designed to promote high vector potency and improved vector quality. We believe that the approximately ten- to thirty-fold higher doses required to achieve the same efficacy in patients with insect-cell derived vectors manufactured on a baculovirus platform, based on published data across various hemophilia programs using a range of capsids, demonstrates the superior clinical potential of vectors made in mammalian cells with respect to vector potency.

We utilize a HEK293T cell line for AAV production because this line outperformed the alternative HEK293 cell line commonly used in AAV manufacturing by improving vector potency two-fold, while concurrently reducing the payload of unwanted DNA packaging up to five-fold, as illustrated by the following graphs.

The levels of residual packaging DNA are important in assessing the safety of the treated patients, as these DNA impurities are as efficiently delivered to a patient’s cell as the therapeutic vector. Potential safety issues linked to unwanted DNA packaging are tumorigenicity and immunogenicity driven by packaged residual host cell and plasmid DNA. In addition, we have developed and are optimizing state-of-the-art assays for in-depth molecular characterization of AAV batches including our proprietary long-read next generation sequencing platform, or LR-NGS, which allows us to verify integrity of the inserted vector and to characterize the molecular state of unwanted, packaged DNA impurities. Data generated with our analytical tools enables us to not only design product candidates with potentially lower risk profiles, but to further support the use of HEK293T cells for AAV manufacturing.

iCELLis® manufacturing platform

We have selected and carefully developed the iCELLis® manufacturing platform because this technology supports AAV manufacturing using adherent cells at a commercial scale. Vector quality and per-cell yield were the major strategic drivers in our selection of the iCELLis® manufacturing platform. We systematically compared AAV manufacturing using both adherent and suspension cell platforms for HEK293T and HEK293 cells. These studies also included comparisons between a suspension cell platform and cells of an AAV expression cell line developed by a CRO, which is referred to as “x” in the graphs below and which was optimized toward vector yields at the CRO. The following graph illustrates the superiority of the Freeline adherent platform in terms of its ability to remove unwanted DNA packaging, particularly with respect to its ability to remove unwanted host cell DNA, or HCD, packaging levels.

The majority of packaged residual HCD of an AAV batch of our iCELLis® platform is highly fragmented and too small to deliver potential functional oncogenes into a patient. We believe that the higher quality of vector manufactured on adherent cells is at least partially explained by the higher per cell productivity of the adherent platform. We are able to benefit from the advantages of adherent manufacturing without sacrificing yield and potency, as we have determined that the overall yield and potency of vectors manufactured on an adherent iCELLis500® and a 200L suspension bioreactor platform are comparable.

Downstream processing cannot eliminate unwanted packaged DNA. As a result, in order to minimize the generation of such unwanted packaged DNA, we focus on the efficiency of upstream processes and starting materials, which requires a deep understanding of AAV and cell biology, a key strength of our team. In addition to the more potent design of upstream purification processes to minimize unwanted unpackaged DNA, we have also developed a downstream purification process at commercial scale, which is designed to further reduce the majority of process impurities to undetectable levels, which we believe can further improve vector quality and a vector’s safety profile.

Operational advantages of our manufacturing platform

We believe our manufacturing platform has the ability to deliver high product quality at scale and at an optimized cost. We are able to meet varied production requirements throughout the development pipeline, from product candidate selection to cGMP manufacturing and commercialization requirements. We invested early in CMC, developing expertise and putting infrastructure in place so supply would not cause a delay in the development of our product candidates.

Speed to clinic and registration

In our manufacturing platform strategy, we have elected to “scale out” instead of “scaling up” in case of higher vector needs in any of our future pipeline programs—meaning that several bioreactors would be used to meet demands higher than can be met with one iCELLis500® bioreactor, instead of transferring the process and revalidating it in a new larger bioreactor. As a result of this strategy, the same bioreactor scale is used from preclinical toxicity studies to commercial supply, which reduces technical and regulatory risk during the development lifecycle. Additionally, the modularity of our platform, facilitated by the use of the same capsid in all of our programs, permits acceleration of the development of each new program given clinical validation of the capsid and established manufacturing processes, streamlining characterization and toxicity studies. Our manufacturing and QC processes are aligned with FDA and EMA recommendations, which can streamline our ability to advance from clinical development to registration stage.

Competitive cost structure

We believe our iCELLis® process ensures a cost of goods comparable with suspension formats, with improved quality as compared with suspension formats. Our iCELLis® process is more efficient than many other adherent systems because it is less expensive to run on a per-unit basis than a classic adherent process. This is a result of the high degree of automation and relatively large batch size that we manufacture. In addition, the iCELLis® platform can drive down facility costs as a result of reduced harvest volume and purification costs compared to similar scale suspension formats.

Analytical differentiation

In addition to manufacturing expertise, we possess differentiated analytical capabilities and technologies. For example, we have more than 30 QC assays for release and stability testing, many of which are proprietary and developed in-house. We have also developed a large panel of additional state-of-the-art characterization assays including the LR-NGS method, many of which are also proprietary and executed in house.

Short and long read next generation sequencing provides us with information on quality attributes, particularly critical information on vector integrity, as well as functionality of unwanted DNA, which we believe are unavailable to many of our competitors. The following graph illustrates the power of our proprietary LR-NGS technology to study vector integrity compared to a standard characterization assay, alkaline gel analysis. The same AAV batch was analyzed with both methods. While the standard assay can resolve AAV vector monomer and dimer at a quantifiable ratio only, our LR-NGS method provides a much deeper insight into the molecular composition of the AAV vector.

Our analytical abilities also provide us with greater functionality data, which helps to maintain quality and characteristics across batches and supports selection of appropriate dosing assays for QC. We are in the process of automating this technology to be used as a routine characterization assay. This will enable us to systematically analyze AAV batches from different manufacturing platforms and use that data to continue to improve our platform, as well as to optimize the design of our plasmids and vector constructs.

Manufacturing strategy and infrastructure

Our ongoing strategy includes leveraging our good relationships and effective technology transfer with key CMOs and CROs to secure capacity for our lead programs. We have established a proprietary manufacturing platform of commercial scale and quality at Brammer and Novasep, and we are also establishing our own cGMP suite at the Catapult facility in the U.K. We have secured dedicated capacity at Brammer from 2021 to 2027, inclusive, to enable us to commercialize FLT180a, if approved, and we have further capacity reserved at Novasep. To date, the products necessary for the B-AMAZE clinical trial for FLT180a have been manufactured at Children’s GMP LLC, or Children’s GMP and we expect that the products necessary for our planned pivotal clinical trial for FLT180a will be produced at the Brammer facility where we have reserved capacity for clinical and commercial supply. The products necessary for our ongoing MARVEL-1 clinical trial for FLT190 are manufactured at Novasep.

In the mid- to long-term we plan to add internal manufacturing capabilities in order to maximize robustness and financial return. We also plan to focus on ongoing enhancement of our manufacturing and analytical technology to drive productivity and quality, thus enabling access to larger indications which may require higher volume dose production. With further development of our capabilities, we expect to improve our competitive position and create strategic optionality in terms of in-licensing or acquiring new programs, or entering advantageous partnerships with other companies. To accomplish this, we plan to build and qualify an in-house facility that would permit consolidation of our clinical and commercial production functions into one site (excluding FLT180a initially), with potential to build out additional plants in other markets. The location of this facility is to be determined, but we are engaged in discussions in several jurisdictions, including the U.K., Ireland and several U.S. states. We have completed a design concept for a facility which can be expanded using a modular strategy to minimize capacity lead time. We currently expect this manufacturing facility to become operational in 2023. In addition, we are proactively engaging with regulators and the AAV manufacturing community to ensure that we can meet or exceed quality and regulatory standards. We are also exploring targeted partnering and licensing of our technology and manufacturing capability, as well as the possibility of a joint manufacturing project with a major CMO.

Commercialization

We believe that each of our first four programs represents an attractive commercial opportunity and, taken together, provide the basis for a strategic platform in gene therapy for rare diseases. Our candidates cover markets which are already developed, yet have established unmet medical needs, thus minimizing the need for expensive market development activities for our product candidates, if approved. We believe the potential of our platform to provide functional cures could deliver a differentiated value proposition for health care providers and payors by eliminating the need to pay for continued FRT or ERT in our treated patients. Our indications are treated by highly specialized physicians, requiring a relatively small and efficient sales and medical affairs infrastructure. Hemophilia A and hemophilia B are often treated by the same physicians, and there is also significant overlap in the physicians and centers addressing hemophilia as well as Fabry disease and Gaucher disease.

We have, through owned and in-licensed intellectual property rights, global rights to all our programs. If approved, we intend to commercialize them initially in the United States and the European Union. We plan to employ a small, targeted commercial and medical affairs infrastructure to build and promote access to the product through centers-of-excellence that treat hemophilia and LSDs in the U.S. and EU and potentially other major markets, including Japan, Australia and South Korea, and rest of world. We believe that this patient-centered approach will provide the foundation for future commercial and medical affairs operations.

In the case of our lead product candidate, FLT180a, if approved, we intend to focus marketing efforts on key hemophilia treatment centers with broad access to patients, and we plan to leverage the clinical trial sites we have already identified in Europe and the U.S. for our planned pivotal clinical trial. To date, we have identified over a dozen potential suitable sites in the U.S. that have the appropriate experience, facilities, and patient volume to enroll gene therapy trials for hemophilia. We intend to focus initially on these sites for commercialization as well, and will look to expand to additional centers as appropriate. In Europe, we expect to have a similar number of centers spread geographically among multiple countries, likely with several treatment centers in the larger markets. In addition, we will invest in activities to expand referral and treatment networks to address more patients, as not all hemophilia centers will have the capabilities required to provide gene therapy.

Our current plan is to commercialize without a partner, in order to retain strategic flexibility and capture the full value of our products. Strategically, we believe this also gives us the opportunity to leverage this commercial organization for future product launches, and in particular for hemophilia A, to allow a faster market penetration. We also believe that our ability to offer treatments for a variety of rare diseases, including both hemophilia A and hemophilia B, as well as Fabry disease and Gaucher disease, will provide synergies and may help drive incremental sales of each of our product candidates.

Competition

The biotechnology and pharmaceutical industries, including the gene therapy field, are characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. We face substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions, government agencies and public and private research institutions.

We are aware of a number of companies focused on developing gene therapies in various indications, including AvroBio Inc., or AvroBio, BioMarin Pharmaceutical Inc., or BioMarin, 4D Molecular Therapeutics, LLC, Sangamo Therapeutics, Inc., or Sangamo, Takeda Pharmaceutical Company Limited, or Takeda, Pfizer Inc. (Spark Therapeutics) and uniQure, as well as several companies addressing other methods for modifying genes and regulating gene expression. Any advances in gene therapy technology made by a competitor may be used to develop therapies that could compete against any of our product candidates.

For our specific hemophilia A, hemophilia B and LSD therapy product candidates, the main competitors include:

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Hemophilia B: uniQure (licensed to CSL Behring, a subsidiary of CSL Limited) and Pfizer Inc. (licensed from Spark Therapeutics) are progressing their clinical Phase 3 clinical trials for their in vivo AAV-based products. Other earlier stage competitors include Takeda’s TAK-748 (AAV-based product) in a late preclinical stage and LogicBio Therapeutics Inc.’s LB-101 gene editing program in proof of concept phase, as well as Mitsubishi Tanabe Pharma Corporation, which has announced the commencement of a research & development gene therapy program for hemophilia B.

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Fabry disease: Currently, we believe our only competitor in the clinic is AvroBio, which is conducting a Phase 1 and a Phase 2 clinical trials using an ex vivo lentiviral platform for their Fabry disease program. Sangamo has also disclosed that it is evaluating its ST-920 product candidate in adults with classic Fabry disease in a Phase 1/2 open-label, dose-ascending clinical trial, and that the FDA has granted orphan drug designation to this product candidate.

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Hemophilia A: We believe that we have three key competitors in hemophilia A treatments. BioMarin announced in November 2019 that it submitted an MAA filing with the EMA for its ValRox product candidate and announced in December 2019 that it submitted a BLA to the FDA for the same product candidate. In addition, Roche (Spark Therapeutics) is progressing towards a Phase 3 clinical trial with its SPK-8011 product and is also starting a program for a hemophilia A patients with inhibitors. Sangamo is also finalizing its Phase 1/2 dose-escalating clinical trial for treatment of hemophilia A.

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Gaucher disease: Our main competitor in the area of advanced therapy medicinal products for Gaucher disease is a lentiviral-based ex vivo gene therapy produced by AvroBio, which will begin dosing patients with Gaucher disease in its Phase 1/2 clinical trial during the second half of 2020.

Many of our potential competitors, alone or with their strategic partners, have substantially greater financial, technical and other resources than we do, such as larger research and development, clinical, marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, technologies developed by our competitors may render our potential product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors.

Intellectual Property

Our success depends in part upon our ability to protect our technology and intellectual property. To protect our intellectual property rights, we rely on patents, trademarks, copyrights and trade secret laws, confidentiality procedures, and employee disclosure and invention assignment agreements. Our intellectual property is critical to our business and we strive to protect it through a variety of approaches, including by obtaining and maintaining patent protection in various countries for our product candidates, novel biological discoveries, manufacturing and analytical processes, and other inventions that are important to our business. For our product candidates, we generally intend to pursue patent protection covering compositions of matter, methods of making, and methods of use. Although we own or in-license patent applications with composition of matter claims directed to the transgene component of our FLT180a, FLT201 and FLT210 product candidates, as of June 15, 2020, none of these patent applications have issued as patents and we do not otherwise own or in-license any issued patents in the United States or any other jurisdiction with composition of matter claims directed to the transgene component of our FLT180a, FLT201 and FLT210 product candidates. In addition, we in-license issued foreign patents and pending foreign and U.S. patent applications with composition of matter claims directed to the transgene component of our FLT190 product candidate, but as of June 15, 2020, no such U.S. patent application has issued as a patent and we do not otherwise own or in-license any issued patents in the United States with composition of matter claims directed to the transgene component of our FLT190 product candidate. Additionally, while we exclusively in-license U.S. and foreign issued patents, as of June 15, 2020, we do not own any U.S. or foreign issued patents covering our FLT180a, FLT190, FLT201 and FLT210 product candidates. As we continue the development of our product candidates, we intend to identify additional means of obtaining patent protection that would potentially enhance commercial success, including through claims covering additional methods of use and complementary diagnostic and/or companion diagnostic related claims.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of genetic therapy has emerged in the United States and in Europe, among other countries. Changes in the patent laws and rules, either by legislation, judicial decisions, or regulatory interpretation in other countries may diminish our ability to protect our inventions and enforce our intellectual property rights, and more generally could affect the value of our intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, importing or otherwise commercializing any of our patented inventions, either directly or indirectly, will depend in part on our success in obtaining, defending and enforcing patent claims that cover our technology, inventions, and improvements. With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our platform and product candidates and the methods used to manufacture them. Moreover, our issued patents and those that may issue in the future may not guarantee us the right to practice our technology in relation to the commercialization of our platform’s product candidates. The area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties, which may prevent us from commercializing our product candidates FLT180a, FLT190, FLT201 and FLT210 and future product candidates and practicing our proprietary technology.

Our issued patents and those that may issue in the future may be challenged, narrowed, circumvented or invalidated, which could limit our ability to stop competitors from marketing related platforms or product candidates or limit the length of the term of patent protection that we may have for our FLT180a, FLT190, FLT201 and FLT210, and future product candidates, and platforms such as our proprietary AAVS3 capsid. In addition, the rights granted under any issued patents may not provide us with complete protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies that achieve similar outcomes but with different approaches. For these reasons, we may have competition for our product candidates. Moreover, the time required for development, testing and regulatory review of our candidate products may shorten the length of effective patent protection following commercialization. For this and other risks related to our proprietary technology, inventions, improvements, platforms and product candidates, please see the section entitled “Risk Factors—Risks Related to Our Intellectual Property.”

Patent Portfolio

As of June 15, 2020, we solely own at least one pending U.S. non-provisional patent application, over 12 pending foreign patent applications in the United Kingdom and Europe and at least two pending Patent Cooperation Treaty, or PCT, patent applications and we exclusively license from UCLB, at least two issued U.S. patents, at least five pending U.S. patent applications, at least five issued foreign patents in Europe, Australia and Japan, at least 15 pending foreign patent applications in Europe, the United Kingdom, Canada, China, Japan, Hong Kong, the Republic of Korea and Singapore and at least two PCT patent applications. The claims of these owned or in-licensed patents and patent applications are directed toward various aspects of our product candidates, manufacturing platforms and research programs. Specifically, the claims of these patents and patent applications include compositions of matter, methods of use, methods of manufacture, and manufacturing precursors such as plasmid systems. Our owned patent applications, if issued, are expected to expire between approximately as early as 2038 and 2040 and our in-licensed patents and patent applications, if issued, are expected to expire between approximately as early as 2035 and 2039, in each case without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

AAV Capsid

As of June 15, 2020, we exclusively license from UCLB at least one issued U.S. patent, at least one pending U.S. non-provisional patent application, at least three issued foreign patents in Europe, Australia and Japan and at least seven pending foreign patent applications in Europe, Canada, China, Japan, Hong Kong, the Republic of Korea and Singapore that include claims directed to our proprietary AAVS3 capsid which is used in our FLT180a, FLT190, FLT201 and FLT210 product candidates. These in-licensed patents and pending applications, if issued, are expected to expire as early as 2036, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

Manufacturing Platform

As of June 15, 2020, we additionally solely own at least one pending foreign priority patent application in Europe and at least one PCT patent application that include claims directed to our two plasmid system for AAV production and methods for producing AAV using the system. Any U.S. non-provisional patent applications or foreign patent applications timely filed based on these applications, if issued, are expected to expire as early as 2040, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

TIA

In addition, as of June 15, 2020, we solely own at least three pending foreign priority patent application in the United Kingdom that include claims directed to a TIA, which is used in connection with our AAVS3 capsid. Any U.S. non-provisional patent applications or foreign patent applications timely filed based on these priority applications, if issued, are expected to expire as early as 2041, without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

FRE1 Promoter

As of June 15, 2020, we exclusively license from UCLB at least one issued U.S. patent and at least one pending U.S. non-provisional patent application that include claims directed to a liver-directed promoter, or vector containing the same, that is used in our FLT180a and FLT190 product candidates. These patents and patent applications, if issued, are expected to expire as early as 2035, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

FLT180a

In addition to the patents and patent applications described above with respect to the AAVS3 capsid and our FRE1 promoter, as of June 15, 2020, we exclusively license from UCLB at least two pending U.S. non-provisional patent applications, at least one pending foreign patent application in the United Kingdom and at least one PCT patent application that include claims directed to our hemophilia B candidate, FLT180a. These pending patent applications, if issued, are expected to expire as early as 2038, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

FLT190

In addition to the patents and patent applications described above with respect to the AAVS3 capsid and our FRE1 promoter, as of June 15, 2020, we exclusively license from UCLB at least one pending U.S. patent application, at least two issued foreign patents in Europe and Australia and at least six pending foreign patent applications in Canada, China, Europe, Japan, the Republic of Korea and Singapore that include claims related to our Fabry candidate, FLT190. These issued patents and pending applications, if issued, are expected to expire as early as 2036, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

FLT201

In addition to the patents and patent applications described above with respect to the AAVS3 capsid, as of June 15, 2020, we solely own at least one pending PCT patent application that includes claims directed to codon-optimized glucocerebrosidase-encoding transgenes, constructs containing such transgenes, and their use for treating Gaucher disease that cover our FLT201 product candidate. Any U.S. non-provisional patent applications or national phase patent applications timely filed based on this PCT patent application, if issued, are expected to expire as early as 2040, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

FLT210

In addition to the patents and patent applications described above with respect to the AAVS3 capsid, as of June 15, 2020, we solely own at least seven pending foreign priority patent applications in the United Kingdom that include claims directed to the modified FVIII polypeptide, and polynucleotide (including codon-optimized) sequences encoding such polypeptide, as well as use for treating hemophilia A. These patent applications also include claims directed to a class of short, effective promoters derived from our FRE1 promoter, including the promoter used in FLT210, and claims directed to the FVIII modified polypeptide containing single amino acid substitutions, used in FLT210. Any U.S. non-provisional patent applications or foreign patent applications timely filed based on these priority applications, if issued, are expected to expire as early as 2040, in each case without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

We cannot predict whether the patent applications we pursue or license will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide any protection from competitors. Even if our pending patent applications are granted as issued patents, those patents, as well as any patents we license from third parties now or in the future, may be challenged, circumvented or invalidated by third parties. Consequently, we may not obtain or maintain adequate patent protection for any of our programs and product candidates.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. In the United States, the patent term of a patent that covers an FDA-approved drug or biologic may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug or biologic is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug or biologic may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug or biologic. In the future, if our product candidates receive FDA approval, we expect to apply for patent term extensions where applicable on patents covering those products. We plan to seek patent term extensions to any of our issued patents in any jurisdiction where these are available, however there is no guarantee that the applicable authorities, including FDA in the United States, will agree with our assessment of whether these extensions should be granted, and if granted, the length of these extensions.

In addition to our reliance on patent protection for our inventions, product candidates and research programs, we also rely on trade secrets, know-how, confidentiality agreements and continuing technological innovation to develop and maintain our competitive position. For example, some elements of manufacturing processes, proprietary assays, analytics techniques and processes, knowledge gained through clinical experience such as approaches to dosing and administration and management of patients, as well as computational-biological algorithms, and related processes and software, are based on unpatented trade secrets and know-how that are not publicly disclosed. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees, advisors and consultants, these agreements may be breached and we may not have adequate remedies for any breach. In addition, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. As a result, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived of by the individual during the course of employment, and which relate to or are reasonably capable or being used in our current or planned business or research and development are our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. However, such agreements and policies may be breached and we may not have adequate remedies for such breaches. For more information regarding the risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”

Collaborations and License Agreements

UCLB License Agreement

In May 2015, we entered into a license agreement with UCLB pursuant to which we obtained rights to intellectual property generated by Prof. Amit Nathwani, who is our founder, Clinical and Scientific Adviser and a member of our board of directors, and members of his research group under his supervision or direction at UCL. Specifically, we obtained an exclusive, worldwide, sublicensable license to certain intellectual property rights relating to therapeutic programs including hemophilia B and Fabry disease, as well as intellectual property rights relating to a viral capsid and liver-specific promoter, for the exploitation of any product without field limitation. We also obtained an exclusive, worldwide, sublicensable license to certain background intellectual property rights, that generally relate to liver-directed AAV gene therapy, as well as to manufacturing know-how, to develop, manufacture and commercialize products for a number of specific therapeutic indications including hemophilia B and Fabry disease. The same background and manufacturing intellectual property is licensed non-exclusively for other applications and uses. UCLB additionally granted us a right of first negotiation with respect to intellectual property developed by Prof. Nathwani relating to bi-specific antibody binders or derivatives thereof delivered by AAV technology. UCLB further granted us the right to acquire ownership, on a product-by-product basis, of the licensed patents covering such product, exercisable upon the occurrence of certain regulatory events and subject to our continued obligation to pay royalties on sales of such product. As of June 15, 2020, we have not exercised any of our option or negotiation rights under the agreement. UCL retains the right to use the licensed intellectual property for academic research, including for collaborations with other academic institutions.

Upon execution of the agreement, we granted UCLB four million of our A ordinary shares. We additionally made payments to UCLB of £30,000 in June 2016, May 2017, June 2018 and July 2019. We are obligated to pay UCLB a sub-single digit to mid-single digit percentage royalty on net sales of products that utilize the licensed intellectual property, subject to certain customary reductions. Our royalty obligations continue on a product-by-product and country-by-country basis until, with respect to certain FX vector products, May 2022, and with respect to all other products, the later of the expiration of the last-to-expire valid patent claim covering such product in such country, the loss of any regulatory exclusivity for such product in such country and seven years following the date that marketing approval was granted for such product in certain jurisdictions. In addition we are required to pay UCLB up to £3.5 million in milestone payments in the aggregate in connection with certain sales milestone events. We are additionally required to pay to UCLB a sublicense fee of a low-teen percentage of net receipts received under certain sublicenses we grant under the agreement that meets certain timing requirements. As of June 15, 2020, we have not made any milestone or royalty payments to UCLB. We have the option to negotiate with UCLB to buy out UCLB’s rights to royalties and milestone payments with respect to any licensed product once the aggregate net sales for such product exceed a certain threshold.

Pursuant to the license agreement, we are required to use commercially reasonable efforts to develop products covered by the licensed intellectual property including products directed to hemophilia B and Fabry disease.

Unless terminated earlier, the term of the agreement continues until the later of the expiration of the last-to-expire royalty term and such time as no further milestone payments are due. UCLB has the right to terminate licensed intellectual property rights specific to a particular product program if we fail to use commercially reasonable efforts to develop a product that is the subject of such program. We have the right to terminate the agreement for convenience on a program-by-program basis or in its entirety upon 30 days’ notice. Either party may terminate the agreement if the other party is in material breach subject to a 180-day cure period or is subject to insolvency. UCLB may additionally terminate the agreement on 30 days’ notice if we fail to pay UCLB any sums over a certain threshold owed under the agreement, provided there is not a bona fide dispute regarding the sums. Upon expiration, the licenses granted to us under the agreement will become perpetual, irrevocable, royalty-free and fully paid-up. In the event of termination of a program-specific license, our rights under such license will terminate and in the case of termination for our failure to use diligent efforts to develop a product under such program-specific licensed rights, UCLB will have the right to negotiate a license to any intellectual property developed and owned by us relating to such program. In the event of termination of the agreement as a whole, all licenses granted to us, other than certain background and manufacturing licenses, will terminate and, in the case of termination for our material breach or insolvency, UCLB will have the right to negotiate a license to any intellectual property developed and owned by us relating to a product that is subject to the licenses granted under the agreement.

St. Jude Children’s Research Hospital License Agreement

In March 2017, we entered into a license agreement with St. Jude pursuant to which we obtained a non-exclusive, worldwide, sublicensable license under certain manufacturing know-how and patent rights to make, have made, use and sell AAV vectors covered by such patent rights, including AAV vectors specifically designed for delivering FIX to patients.

Upon execution of the license agreement, we paid to St. Jude an initial payment of $40,000. We are additionally obligated to pay St. Jude a sub-single digit percentage royalty on net sales of licensed AAV vectors, including licensed AAV vectors specifically designed for delivering FIX. Our royalty obligations continue on a product-by-product and country-by-country basis, with respect to AAV vectors, until the ten year anniversary of the first commercial sale of such product in such country, except that with respect to AAV vectors specifically designed for delivering FIX, the royalty obligations will expire upon the last-to-expire valid claim of a licensed patent covering such product in such country. In addition, we are required to pay an annual maintenance fee of $5,000 first due on March 1, 2020 and every anniversary thereafter, which may be reduced by the amount of any royalty payments made to St. Jude for sales of licensed AAV vectors in the previous calendar year. Our maintenance fee obligation continues until the later of the expiration of the last-to-expire claim of a licensed patent or the ten year anniversary of the first commercial sale of the latest AAV vector.

St. Jude may terminate the license agreement immediately if we do not pay royalties or any other fees owed or in the event of our insolvency. Either party may terminate the agreement for the other party’s material breach following a 30-day cure period. We additionally have the right to terminate the agreement for convenience upon 90 days’ notice. Upon expiration of the royalty term, the license granted under the St. Jude License will become an irrevocable, worldwide, non-exclusive, royalty-free license. In the event of termination for any reason, we must cease the use of all licensed patents and know-how except that we have the right to continue to dispose of all of our then-existing inventory of AAV vectors for a certain period of time and continue paying St. Jude royalties on such sales.

Government Regulation

In the United States, the FDA regulates biological products, including gene therapy products under the Federal Food, Drug, and Cosmetic Act, or the FDCA, the Public Health Service Act, or the PHSA, and regulations and guidance implementing these laws. The FDCA, PHSA and their corresponding regulations govern, among other things, the research, development, testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, advertising and other promotional practices involving biological products. Applications to the FDA are required before conducting human clinical testing of biological products. FDA approval also must be obtained before marketing of biological products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources and we may not be able to obtain the required regulatory approvals.

Within the FDA, the Center for Biologics Evaluation and Research, or CBER, regulates gene therapy products. Within CBER, the review of gene therapy and related products is consolidated in the Office of Tissue and Advanced Therapies and the FDA has established the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its reviews. Although the FDA has approved a limited number of human gene therapy products for sale, it has provided guidance for the development of gene therapy products. This guidance includes a growing body of guidance documents on Chemistry, Manufacturing and Controls, or CMC, clinical investigations and other areas of gene therapy development, all of which are intended to facilitate the industry’s development of gene therapy products.

Ethical, social and legal concerns about gene therapy, genetic testing and genetic research could result in additional regulations restricting or prohibiting the processes we may use. Federal and state agencies, congressional committees and foreign governments have expressed interest in further regulating biotechnology. More restrictive regulations or claims that our product candidates are unsafe or pose a hazard could delay or prevent us from obtaining regulatory approval for any of our product candidates. It is impossible to predict whether legislative changes will be enacted, regulations, policies or guidance changed, or interpretations by agencies or courts changed, or what the impact of such changes, if any, may be.

U.S. Biological Products Development Process

Any product candidate must be approved by the FDA before it may be legally marketed in the United States. The process required by the FDA before a biological product candidate may be marketed in the United States generally involves the following:

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completion of preclinical laboratory tests and in vivo studies in accordance with the FDA’s current good laboratory practice, or GLP, regulations and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•	submission to the FDA of an IND application, which allows human clinical trials to begin unless FDA objects within 30 days;

•	approval by an independent institutional review board, or IRB, reviewing each clinical site before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials according to the FDA’s GCP regulations, and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biological product candidate for its intended use;

•	preparation and submission to the FDA of a BLA for marketing approval that includes substantial evidence of safety, purity and potency from results of nonclinical testing and clinical trials;

•	review of the product by an FDA advisory committee, if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product candidate is produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the biological product candidate’s identity, safety, strength, quality, potency and purity;

•	potential FDA audit of the preclinical and clinical trial sites that generated the data in support of the BLA; and

•	payment of user fees and FDA review and approval, or licensure, of the BLA.

Before testing any biological product candidate in humans, including a gene therapy product candidate, the product candidate must undergo preclinical testing. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as in vivo studies to assess the potential safety and activity of the product candidate and to establish a rationale for therapeutic use. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs.

An IND is an exemption from the FDCA that allows an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer such investigational product to humans. Such authorization must be secured prior to interstate shipment and administration of any product candidate that is not the subject of an approved BLA. In support of a request for an IND, the clinical trial sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA also may impose clinical holds on a biological product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, clinical trials may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to commence, or that, once begun, issues will not arise that suspend or terminate such trials.

Human Clinical Trials Under an IND

Clinical trials involve the administration of the biological product candidate to healthy volunteers or patients under the supervision of qualified investigators which generally are physicians not employed by, or under, the control of the trial sponsor. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research subjects provide informed consent.

Further, each clinical trial must be reviewed and approved by an IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers items such as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the study protocol and the form and content of the informed consent that must be signed by each clinical trial subject, or their legal representative, reviews and approves the trial protocol, and must monitor the clinical trial until completed.

A sponsor may choose, but is not required, to conduct a foreign clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived. When a foreign clinical trial is not conducted under an IND, the sponsor must ensure that the study complies with certain regulatory requirements of the FDA in order to use the study as support for an IND or application for marketing approval or licensing. In particular, such studies must be conducted in accordance with GCP, including review and approval by an independent ethics committee, or IEC, and informed consent from subjects. The FDA must be able to validate the data through an onsite inspection, if deemed necessary by the FDA. Some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee, or DSMB. This group provides authorization as to whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the study.

In addition to the submission of an IND to the FDA before initiation of a clinical trial in the United States, certain human clinical trials involving recombinant or synthetic nucleic acid molecules had historically been subject to review by the Recombinant DNA Advisory Committee, or RAC, of the NIH, Office of Biotechnology Activities, or the OBA, pursuant to the NIH Guidelines for Research Involving Recombinant DNA Molecules, or NIH Guidelines. While the NIH Guidelines are not mandatory unless the research in question being conducted at or sponsored by institutions receiving NIH funding of recombinant or synthetic nucleic acid molecule research, many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them. On August 17, 2018, the NIH issued a notice in the Federal Register and issued a public statement proposing changes to the oversight framework for gene therapy trials, including changes to the applicable NIH Guidelines to modify the roles and responsibilities of the RAC with respect to human clinical trials of gene therapy products, and requesting public comment on its proposed modifications. During the public comment period, which closed October 16, 2018, the NIH announced that it will no longer accept new human gene transfer protocols for review as a part of the protocol registration process or convene the RAC to review individual clinical protocols. In April 2019, NIH announced the updated guidelines, which reflect these proposed changes, and clarified that these trials will remain subject to the FDA’s oversight and other clinical trial regulations, and oversight at the local level will continue as set forth in the NIH Guidelines. Specifically, under the NIH Guidelines, supervision of human gene transfer trials includes evaluation and assessment by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment, and such review may result in some delay before initiation of a clinical trial. Further, NIH renamed the RAC the Novel and Exceptional Technology and Research Advisory Committee, or NExTRAC, and revised its role to provide recommendations to the NIH Director and a public forum for the discussion of the scientific, safety, and ethical issues associated with emerging biotechnologies.

Human clinical trials typically are conducted in three sequential phases that may overlap or be combined:

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Phase 1. The biological product candidate initially is introduced into a small number of healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early understanding of its effectiveness. In the case of some product candidates for severe or life-threatening diseases, especially when the product candidate may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients. Phase 1 clinical trials of gene therapies are typically conducted in patients rather than healthy volunteers.

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Phase 2. The biological product candidate is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product candidate for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase 3. Phase 3 clinical trials are commonly referred to as “pivotal” trials, which typically denotes a trial which presents the data that the FDA or other relevant regulatory agency will use to determine whether or not to approve a biological product. In Phase 3 clinical trials, the biological product candidate is administered to an expanded patient population, generally at multiple geographically dispersed clinical trial sites in adequate and well-controlled clinical trials to generate sufficient data to statistically confirm the potency, dosage, clinical efficacy and safety of the product for approval. These clinical trials are intended to establish the overall risk/benefit ratio of the product candidate and provide an adequate basis for product labeling.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA.

Written IND safety reports must be promptly submitted to the FDA and the investigators for: serious and unexpected adverse events; any findings from other trials, in vivo laboratory tests or in vitro testing that suggest a significant risk for human subjects; or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information.

The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product candidate has been associated with unexpected serious harm to patients.

Additional Regulation for Gene Therapy Clinical Trials

In addition to the regulations discussed above, there are a number of additional standards that apply to clinical trials involving the use of gene therapy. The FDA has issued various guidance documents regarding gene therapies, which outline additional factors that the FDA will consider at each of the above stages of development and relate to, among other things: the proper preclinical assessment of gene therapies; the CMC information that should be included in an IND application; the proper design of tests to measure product potency in support of an IND or BLA application; and measures to observe delayed adverse effects in subjects who have been exposed to investigational gene therapies when the risk of such effects is high. Further, the FDA usually recommends that sponsors observe subjects for potential gene therapy-related delayed adverse events for a 15-year period, including a minimum of five years of annual examinations followed by ten years of annual queries, either in person or by questionnaire.

Compliance with cGMP Requirements

Manufacturers of biologics must comply with applicable cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Manufacturers and others involved in the manufacture and distribution of such products also must register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process. Establishments may be subject to periodic, unannounced inspections by government authorities to ensure compliance with cGMP requirements and other laws. Discovery of problems may result in a government entity placing restrictions on a product, manufacturer or holder of an approved BLA, and may extend to requiring withdrawal of the product from the market. The FDA will not approve a BLA unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specification.

Concurrent with clinical trials, companies usually complete additional preclinical studies and must also develop additional information about the physical characteristics of the biological product candidate, as well as finalize a process for manufacturing the product candidate in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents or of causing other adverse events with the use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other requirements, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

The results of the preclinical tests and clinical trials, together with detailed information relating to the product’s CMC and proposed labeling, among other things, are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. The PDUFA also imposes an annual product fee for biologics and an annual establishment license fee on facilities used to manufacture prescription biologics. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for product candidates designated as orphan drugs, unless the product candidate also includes a non-orphan indication.

The FDA reviews a BLA within 60 days of submission to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In that event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth, substantive review of the BLA.

The FDA reviews the BLA to determine, among other things, whether the proposed product candidate is safe and potent, or effective, for its intended use, has an acceptable purity profile and whether the product candidate is being manufactured in accordance with cGMP to assure and preserve the product candidate’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving a BLA, the FDA will inspect the facilities at which the product candidate is manufactured. The FDA will not approve the product candidate unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product candidate within required specifications. Additionally, before approving a BLA, the FDA typically will inspect one or more clinical trial sites to assure that the clinical trials were conducted in compliance with IND requirements and GCP requirements.

On the basis of the BLA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the biological product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter.

Under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA for a novel product (e.g., new active ingredient, new indication, etc.) must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted.

If a product candidate receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk evaluation and mitigation strategy, or REMS, or otherwise limit the scope of any approval. In addition, the FDA may require post-marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

The FDA has agreed to specified performance goals in the review of BLAs under PDUFA. One such goal is to review standard BLAs in ten months after the FDA accepts the BLA for filing, and priority BLAs in six months, whereupon a review decision is to be made. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs and its review goals are subject to change from time to time. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the BLA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may designate a biological product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a biological product available in the United States for treatment of the disease or condition will be recovered from sales of the product). Orphan product designation must be requested before submitting a BLA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, meaning that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or if the party holding the exclusivity fails to assure the availability of sufficient quantities of the drug to meet the needs of patients with the disease or condition for which the drug was designated. Competitors, however, may receive approval of different products for the same indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan medicinal product status in the European Union has similar, but not identical, benefits.

Expedited Development and Review Programs

The FDA is authorized to expedite the review of BLAs in several ways:

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Fast track designation. Under the Fast Track program, the sponsor of a biological product candidate may request the FDA to designate the product for a specific indication as a Fast Track product concurrent with or after the filing of the IND. Biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product candidate and the specific indication for which it is being studied. In addition to other benefits, such as the ability to have greater interactions with the FDA, the FDA may initiate review of sections of a Fast Track BLA before the application is complete, a process known as rolling review. Any product submitted to the FDA for marketing, including under a Fast Track program, may be eligible for other types of FDA programs intended to expedite development and review, such as breakthrough therapy designation, priority review and accelerated approval.

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Breakthrough therapy designation. To qualify for the breakthrough therapy program, product candidates must be intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence must indicate that such product candidates may demonstrate substantial improvement on one or more clinically significant endpoints over existing therapies. The FDA will seek to ensure the sponsor of a breakthrough therapy product candidate receives: intensive guidance on an efficient drug development program; intensive involvement of senior managers and experienced staff on a proactive, collaborative and cross-disciplinary review; and a rolling review.

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Accelerated approval. Drugs or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval. Accelerated approval means that a product candidate may be approved on the basis of adequate and well-controlled clinical trials establishing that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity and prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, FDA may require that a sponsor of a drug or biological product candidate receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, FDA currently requires pre-approval of promotional materials as a condition for accelerated approval.

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Regenerative medicine advanced therapy designation: As part of the 21st Century Cures Act, enacted in December 2016, Congress amended the FDCA to facilitate an efficient development program for, and expedite review of regenerative medicine therapies, which include certain cell and gene therapies, therapeutic tissue engineering products, human cell and tissue products, and combination products using any such therapies or products, except for those regulated solely under section 361 of the PHSA and 21 CFR Part 1271. This program is intended to facilitate efficient development and expedite review of regenerative medicine therapies, which are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition and qualify for regenerative medicine advanced therapy, or RMAT, designation. A drug sponsor may request that FDA designate a drug as a RMAT concurrently with or at any time after submission of an IND. FDA has 60 calendar days to determine whether the drug meets the criteria, including whether there is preliminary clinical evidence indicating that the drug has the potential to address unmet medical needs for a serious or life-threatening disease or condition. A BLA for a regenerative medicine therapy that has received RMAT designation may be eligible for priority review or accelerated approval through use of surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites. Benefits of RMAT designation also include early interactions with FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A regenerative medicine therapy with RMAT designation that is granted accelerated approval and is subject to post-approval requirements may fulfill such requirements through the submission of clinical evidence from clinical trials, patient registries, or other sources of real world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post-approval monitoring of all patients treated with such therapy prior to its approval.

Fast Track designation, breakthrough therapy designation, accelerated approval and RMAT designation do not change the standards for approval but may expedite the development or review process.

Post-approval Requirements

Rigorous and extensive FDA regulation of biological products continues after approval, particularly with respect to cGMP requirements. Manufacturers are required to comply with applicable requirements in the cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Other post-approval requirements applicable to biological products include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse effects, reporting updated safety and efficacy information and complying with electronic record and signature requirements. After a BLA is approved, the product also may be subject to official lot release. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA, together with a release protocol, showing a summary of the history of manufacture of the lot and the results of all tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency and effectiveness of biological products.

A sponsor also must comply with the FDA’s advertising and promotion requirements, such as the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”). Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant or manufacturer to administrative or judicial civil or criminal actions and adverse publicity. These actions could include refusal to approve pending applications or supplemental applications, withdrawal of an approval, clinical hold, suspension or termination of a clinical trial by an IRB, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines or other monetary penalties, refusals of government contracts, mandated corrective advertising or communications with healthcare providers, debarment, restitution, disgorgement of profits or other civil or criminal penalties.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of product candidates, some of a sponsor’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period generally is one-half the time between the effective date of an IND and the submission date of a BLA less any time the sponsor did not act with due diligence during the period, plus the time between the submission date of a BLA and the approval of that application less any time the sponsor did not act with due diligence during the period. Only one patent applicable to an approved biological product is eligible for the extension, only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended, and the application for the extension must be submitted prior to the expiration of the patent. Moreover, a given patent may only be extended once based on a single product. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions. For more information regarding the risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”

A biological product can obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods, including some regulatory exclusivity periods tied to patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

The Affordable Care Act, or ACA, signed into law on March 23, 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 which created an abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product. This amendment to the PHSA attempts to minimize duplicative testing. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

A reference biological product is granted four- and 12-year exclusivity periods from the time of first licensure of the product. FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product, and FDA will not approve an application for a biosimilar or interchangeable product based on the reference biological product until twelve years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity, or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

FDA approval of companion diagnostics

In August 2014, the FDA issued final guidance clarifying the requirements that will apply to approval of therapeutic products and in vitro companion diagnostics. According to the guidance, for novel drugs, a companion diagnostic device and its corresponding therapeutic should be approved or cleared contemporaneously by the FDA for the use indicated in the therapeutic product’s labeling. Approval or clearance of the companion diagnostic device will ensure that the device has been adequately evaluated and has adequate performance characteristics in the intended population. In July 2016, the FDA issued a draft guidance intended to assist sponsors of the drug therapeutic and in vitro companion diagnostic device on issues related to co-development of the products.

Under the FDCA, in vitro diagnostics, including companion diagnostics, are regulated as medical devices. In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption applies, diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution.

The FDA previously has required in vitro companion diagnostics intended to select the patients who will respond to the product candidate to obtain pre-market approval, or PMA, simultaneously with approval of the therapeutic product candidate. The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee, which exceeds $250,000 for most PMAs; for federal fiscal year 2020, the standard fee for review of a PMA is $340,995 and the small business fee is $85,249.

A clinical trial is typically required for a PMA application and, in a small percentage of cases, the FDA may require a clinical study in support of a 510(k) submission. A manufacturer that wishes to conduct a clinical study involving the device is subject to the FDA’s investigational device exemption, or IDE, regulation. The IDE regulations distinguish between significant and non-significant risk device studies and the procedures for obtaining approval to begin the study differ accordingly. Also, some types of studies are exempt from the IDE regulations. A significant risk device presents a potential for serious risk to the health, safety, or welfare of a subject. Significant risk devices are devices that are substantially important in diagnosing, curing, mitigating, or treating disease or in preventing impairment to human health. Studies of devices that pose a significant risk require both FDA and an IRB approval prior to initiation of a clinical study. Many companion diagnostics are considered significant risk devices due to their role in diagnosing a disease or condition. Non-significant risk devices are devices that do not pose a significant risk to the human subjects. A non-significant risk device study requires only IRB approval prior to initiation of a clinical study.

After a device is placed on the market, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA. Device manufacturers are also subject to FDA’s medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur, and FDA’s correction and removal reporting regulations, which require that manufacturers report to the FDA corrections or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health. A medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the Quality System Regulation, which covers the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the United States.

Government Regulation Outside of the United States

In addition to regulations in the United States, we are and will be subject, either directly or through third parties, to a variety of regulations in other jurisdictions governing, among other things, clinical trials and commercial sales and distribution of our products, if approved. In the European Union, the requirements, regulatory approvals and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country, though there is some degree of European Union-wide harmonization.

Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the European Union, for example, a CTA must be submitted for each clinical trial to each country’s national health authority and an independent ethics committee, much like the FDA and an IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, the corresponding clinical trial may proceed.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

Regulation in the European Union

In the European Union, medicinal products, including advanced therapy medicinal products, or ATMPs, are subject to extensive pre- and post-market regulation by regulatory authorities at both the European Union and national levels. ATMPs comprise gene therapy products, somatic cell therapy products and tissue engineered products, which are cells or tissues that have undergone substantial manipulation and that are administered to human beings in order to regenerate, repair or replace a human tissue. We anticipate that our gene therapy development products would be regulated as ATMPs in the European Union.

Clinical Trials

Clinical trials of medicinal products in the European Union must be conducted in accordance with European Union and national regulations and the International Conference on Harmonization, or ICH, guidelines on good clinical practices, or GCP. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical trials of advanced therapy medicinal products. If the sponsor of the clinical trial is not established within the European Union, it must appoint an entity within the European Union to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most European Union countries, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

Prior to commencing a clinical trial, the sponsor must obtain a clinical trial authorization from the competent authority, and a positive opinion from an independent ethics committee. The application for a clinical trial authorization must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Currently, clinical trial authorization applications must be submitted to the competent authority in each EU Member State in which the trial will be conducted. Under the new Regulation on Clinical Trials, which was adopted and entered into force in 2014 but is currently expected to take effect in 2020 (or six months after European Commission publishes notice announcing that an independent audit confirmed the full functionality of the Clinical Trials Information System), there will be a centralized application procedure where one national authority takes the lead in reviewing the application and the other national authorities have only a limited involvement. Any substantial changes to the trial protocol or other information submitted with the clinical trial applications must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical trials must be manufactured in accordance with cGMP. Other national and European Union-wide regulatory requirements also apply.

During the development of a medicinal product, the EMA and national medicines regulators within the European Union provide the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the Scientific Advice Working Party of the Committee for Medicinal Products for Human Use, or CHMP. A fee is incurred with each scientific advice procedure. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical studies, and pharmacovigilance plans and risk-management programs. Advice is not legally binding with regard to any future marketing authorization application of the product concerned. In 2015, we received national scientific advice from the United Kingdom, Netherlands, Germany, Sweden and centralized scientific advice from the EMA.

Marketing Authorizations

In order to market a new medicinal product in the European Union, a company must submit and obtain approval from regulators of a marketing authorization application, or MAA. The process for doing this depends, among other things, on the nature of the medicinal product.

The centralized procedure results in a single marketing authorization, or MA, granted by the European Commission that is valid across the EEA (i.e., the European Union as well as Iceland, Liechtenstein, Norway and until December 31, 2020, the United Kingdom (See “—Regulation in the United Kingdom” below)). The centralized procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, such as genetic engineering, (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions and viral diseases, (iii) officially designated orphan medicines and (iv) advanced-therapy medicines, such as gene therapy, somatic cell therapy or tissue-engineered medicines. The centralized procedure may at the request of the applicant also be used in certain other cases. Therefore, the centralized procedure would be mandatory for the products we are developing.

The Committee for Advanced Therapies, or CAT, is responsible in conjunction with the CHMP for the evaluation of ATMPs. The CAT is primarily responsible for the scientific evaluation of ATMPs and prepares a draft opinion on the quality, safety and efficacy of each ATMP for which a marketing authorization application is submitted. The CAT’s opinion is then taken into account by the CHMP when giving its final recommendation regarding the authorization of a product in view of the balance of benefits and risks identified. Although the CAT’s draft opinion is submitted to the CHMP for final approval, the CHMP may depart from the draft opinion, if it provides detailed scientific justification. The CHMP and CAT are also responsible for providing guidelines on ATMPs and have published numerous guidelines, including specific guidelines on gene therapies and cell therapies. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs and include, among other things, the preclinical studies required to characterize ATMPs; the manufacturing and control information that should be submitted in a marketing authorization application; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions of ATMPs. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain and maintain approval for any of our product candidates.

Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA by the EMA is 210 days. This excludes so-called clock stops, during which additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. At the end of the review period, the CHMP provides an opinion to the European Commission. If this is opinion favorable, the Commission may then adopt a decision to grant an MA. In exceptional cases, the CHMP might perform an accelerated review of an MAA in no more than 150 days. This is usually when the product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation.

The European Commission may grant a so-called “marketing authorization under exceptional circumstances.” Such authorization is intended for products for which the applicant can demonstrate that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use, because the indications for which the product in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorization under exceptional circumstances may be granted subject to certain specific obligations, which may include the following:

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the applicant must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;

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the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital and in the case of a radio-pharmaceutical, by an authorized person; and

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the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.

A marketing authorization under exceptional circumstances is subject to annual review to reassess the risk-benefit balance in an annual reassessment procedure. Continuation of the authorization is linked to the annual reassessment and a negative assessment could potentially result in the marketing authorization being suspended or revoked. The renewal of a marketing authorization of a medicinal product under exceptional circumstances, however, follows the same rules as a “normal” marketing authorization. Thus, a marketing authorization under exceptional circumstances is granted for an initial five years, after which the authorization will become valid indefinitely, unless the EMA decides that safety grounds merit one additional five-year renewal.

The European Commission may also grant a so-called “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medicinal products), if (i) the risk-benefit balance of the product candidate is positive, (ii) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (iii) the product fulfills an unmet medical need and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

The European Union medicines rules expressly permit the EU Member States to adopt national legislation prohibiting or restricting the sale, supply or use of any medicinal product containing, consisting of or derived from a specific type of human or animal cell, such as embryonic stem cells. While the products we have in development do not make use of embryonic stem cells, it is possible that the national laws in certain EU Member States may prohibit or restrict us from commercializing our products, even if they have been granted an EU marketing authorization.

Data Exclusivity

Marketing authorization applications for generic medicinal products do not need to include the results of preclinical and clinical trials, but instead can refer to the data included in the marketing authorization of a reference product for which regulatory data exclusivity has expired. If a marketing authorization is granted for a medicinal product containing a new active substance, that product benefits from eight years of data exclusivity, during which generic marketing authorization applications referring to the data of that product may not be accepted by the regulatory authorities, and a further two years of market exclusivity, during which such generic products may not be placed on the market. The two-year period may be extended to three years if during the first eight years a new therapeutic indication with significant clinical benefit over existing therapies is approved.

There is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of differences in raw materials or manufacturing processes. For such products, the results of appropriate preclinical or clinical trials must be provided, and guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product. There are no such guidelines for complex biological products, such as gene or cell therapy medicinal products, and so it is unlikely that biosimilars of those products will currently be approved in the European Union. However, guidance from the EMA states that they will be considered in the future in light of the scientific knowledge and regulatory experience gained at the time.

Orphan Medicinal Products

The EMA’s Committee for Orphan Medicinal Products, or COMP, may recommend orphan medicinal product designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the European Union. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the product in the European Union would be sufficient to justify the necessary investment in developing the medicinal product. The COMP may only recommend orphan medicinal product designation when the product in question offers a significant clinical benefit over existing approved products for the relevant indication. Following a positive opinion by the COMP, the European Commission adopts a decision granting orphan status. The COMP will reassess orphan status in parallel with EMA review of a marketing authorization application and orphan status may be withdrawn at that stage if it no longer fulfills the orphan criteria (for instance because in the meantime a new product was approved for the indication and no convincing data are available to demonstrate a significant benefit over that product). Orphan medicinal product designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following marketing authorization. During this period, the competent authorities may not accept or approve any similar medicinal product, unless it offers a significant clinical benefit. This period may be reduced to six years if the orphan medicinal product designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

Pediatric Development

In the European Union, companies developing a new medicinal product must agree a Pediatric Investigation Plan, or PIP, with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies, (e.g., because the relevant disease or condition occurs only in adults). The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

Post-Approval Controls

The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, or QPPV, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

All new marketing authorization applications must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions.

All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the European Union. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each EU Member State and can differ from one country to another.

Pricing and Reimbursement

Governments influence the price of medicinal products in the European Union through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other EU Member States allow companies to fix their own prices for medicines but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription medicines, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCP and the other applicable regulatory requirements. If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Regulation in the United Kingdom

Following the result of the 2016 referendum on the membership in the European Union and the formal notice served to the European Council in March 2017 pursuant to Article 50 of the Treaty of Lisbon, on January 31, 2020, or the Exit Day, the United Kingdom formally withdrew from the European Union. A post-Brexit transition period started on the Exit Day and is scheduled to expire on December 31, 2020, or the Transition Period.

The EU’s new Regulation on Clinical Trials is expected to be implemented during 2020 and therefore would apply to the United Kingdom during the Transition Period. However, if the new Regulation does not come into force during the Transition Period, the United Kingdom’s government has confirmed that:

•	domestic law on clinical trials will remain aligned with parts of the new Regulation that are within the United Kingdom’s control;

•	the United Kingdom’s access to networks, information systems and databases will continue on current terms for the duration of the Transition Period; and

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the two key elements of the new Regulation that the United Kingdom would not be able to implement on its own after the Transition Period are the use of a shared central IT portal and participation in the single assessment model, both of which would require a negotiated agreement with the European Union following the expiration of the Transition Period.

It is not possible to pre-empt the outcome of these negotiations, but the United Kingdom government has expressed its preference for close cooperation with the European Union across all aspects of medicines regulations. If following the expiration of the Transition Period the United Kingdom is outside of the European Union network, it will still be possible for sponsors to run multistate trials involving the United Kingdom provided that they apply to the United Kingdom’s Medicines & Healthcare Products Regulatory Agency, or the MHRA, as well as to the EU concerned states. The MHRA has announced it would take every effort to ensure this parallel submission is as streamlined and efficient as possible (for example by using the same application dossier) and that the United Kingdom’s ethics committees would provide an assessment outcome no later than the European timeframe.

Other Healthcare Laws and Regulations

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and use of pharmaceutical products that are granted marketing approval. Arrangements with third-party payors, existing or potential customers and referral sources, including healthcare providers, are subject to broadly applicable fraud and abuse and other healthcare laws and regulations, and these laws and regulations may constrain the business or financial arrangements and relationships through which manufacturers conduct clinical research, market, sell and distribute the products for which they obtain marketing approval. Such restrictions under applicable federal and state healthcare laws and regulations include the following:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or kind, in exchange for, or to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease or order of a good, facility, item or service for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers and formulary managers on the other. The Patient Protection and Affordable Care Act, or PPACA, amended the intent requirement of the federal Anti-Kickback Statute. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to commit a violation. Violations are subject to significant civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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the federal civil or criminal false claims and civil monetary laws, including the civil False Claims Act, or the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false, fictitious or fraudulent; knowingly making, using, or causing to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. Certain marketing practices, including off-label promotion, also may implicate the FCA. In addition, the PPACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. When an entity is determined to have violated the FCA, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

•	the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the

Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or the CMS, information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare providers and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members. In addition, many states also require reporting of payments or other transfers of value, many of which differ from each other in significant ways, are often not pre-empted, and may have a more prohibitive effect than the Sunshine Act, thus further complicating compliance efforts. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made in the previous year to certain non-physician providers such as physician assistants and nurse practitioners;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit, among other things, a person from knowingly and willfully executing a scheme, or attempting to execute a scheme, to defraud any healthcare benefit program regardless of the payor (e.g., public or private), knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, or falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their implementing regulations, which impose obligations, including mandatory contractual terms, with respect to safeguarding the transmission, security and privacy of protected health information by covered entities subject to HIPAA, such as health plans, health care clearinghouses and healthcare providers, and their respective business associates that access protected health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates in some cases, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for federal healthcare benefits, items or services; and

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state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers (including the U.K. Bribery Act 2010); state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. Violation of the laws described above or any other governmental laws and regulations may result in penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, individual imprisonment, and additional reporting requirements and oversight if a person or entity becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws. Furthermore, efforts to ensure that business activities and business arrangements comply with applicable healthcare laws and regulations can be costly for manufacturers of branded prescription products.

In the U.S., numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of health-related and other personal information. For example, in June 2018, the State of California enacted the CCPA, which came into effect on January 1, 2020 and provides new data privacy rights for consumers and new operational requirements for companies. While we are not currently subject to the CCPA, we may in the future be required to comply with the CCPA, which may increase our compliance costs and potential liability. Furthermore, the CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.

In addition, the collection, use, storage, disclosure, transfer, or other processing of personal data regarding individuals in the European Economic Area, or EEA, including personal health data, is subject to the GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EEA, including the United States, and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In addition, the GDPR includes restrictions on cross-border data transfers. The GDPR may increase our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities. Further, the United Kingdom’s decision to leave the EU, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Thus, even if a product candidate is approved, sales of any product candidates for which regulatory approval for commercial sale is obtained will depend in part on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities and health programs in the United States such as Medicare and Medicaid, managed care organizations, private health insurers and other organizations. These third-party payors are increasingly reducing reimbursements for medical products and services.

In the United States, the principal decisions about reimbursement for new medicines are typically made by the U.S. Centers for Medicare and Medicaid Services, or CMS, an agency within the Department of Health and Human Services, or HHS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. No uniform policy of coverage and reimbursement for drug products exists among third-party payors. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication.

A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services and imposing controls to manage costs. New metrics frequently are used as the basis for reimbursement rates, such as average sales price, average manufacturer price and actual acquisition cost. In order to obtain coverage and reimbursement for any product that might be approved for sale, it may be necessary to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the products, in addition to the costs required to obtain regulatory approvals. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of products have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products or biologics. In addition, in the United States, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several recent congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to product pricing, contain the cost of drugs, review the relationship between pricing and manufacturer patient assistance programs, and reform government healthcare program reimbursement methodologies. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results.

The marketability of any product candidates for which we or our collaborators receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide coverage and adequate reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. EU Member States may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control company profits. The downward pressure on health care costs has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Furthermore, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations may not allow favorable reimbursement and pricing arrangements.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.

By way of example, in March 2010, the PPACA was signed into law, intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the healthcare industry and impose additional health policy reforms. Among the provisions of the PPACA of importance to our business are:

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an annual, non-deductible fee on any entity that manufactures or imports specified branded prescription drugs and biological agents, apportioned among these entities according to their market share in certain government healthcare programs;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

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a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of 2019) off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Since its enactment, there have been judicial and congressional challenges to certain aspects of the PPACA. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the PPACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the PPACA. In January 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the PPACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the PPACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. The second Executive Order terminated the cost-sharing subsidies that reimburse insurers under the PPACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. The loss of the cost share reduction payments is expected to increase premiums on certain policies issued by qualified health plans under the PPACA. Further, on June 14, 2018, the U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay more than $12 billion in PPACA risk corridor payments to third-party payors who argued were owed to them. This decision was appealed to the U.S. Supreme Court, which on April 27, 2020, reversed the U.S. Court of Appeals for the Federal Circuit’s decision and remanded the case to the U.S. Court of Federal Claims, concluding the government has an obligation to pay these risk corridor payments under the relevant formula. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the PPACA such decreasing the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, commonly referred to as the “individual mandate,” to $0, effective January 1, 2019, and increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D. On December 14, 2018, a Texas U.S. District Court Judge ruled that the PPACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act of 2017. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the PPACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and has allotted one hour for oral arguments, which are expected to occur in the fall. We will continue to evaluate the effect that the PPACA and its possible repeal and replacement could have on our business.

The U.S. House of Representatives passed legislation known as the American Health Care Act of 2017 in May 2017. More recently, the Senate Republicans introduced and then updated a bill to replace the PPACA known as the Better Care Reconciliation Act of 2017. The Senate Republicans also introduced legislation to repeal the PPACA without companion legislation to replace it, and a “skinny” version of the Better Care Reconciliation Act of 2017. Each of these measures was rejected by the full Senate. Congress will likely consider other legislation to replace elements of the PPACA.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional congressional action is taken. However, the Medicare sequester reductions under the Budget Control Act will be suspended from May 1, 2020 through December 31, 2020 due to the COVID-19 pandemic. In January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, there have been several recent congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

We expect that these initiatives, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservation and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern the use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. Equivalent laws have been adopted in other countries that impose similar obligations.

U.S. Foreign Corrupt Practices Act, U.K. Bribery Act and Other Laws

The U.S. Foreign Corrupt Practices Act of 1977, or FCPA, prohibits U.S. corporations and individuals from engaging in certain activities to obtain or retain business or secure any improper advantage, or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any employee or official of a foreign government or public international organization, or political party, political party official, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The scope of the FCPA also includes employees and officials of state-owned or controlled enterprises, which may include healthcare professionals in many countries. Equivalent laws have been adopted in other foreign countries that impose similar obligations.

Our operations are also subject to non-U.S. anti-corruption laws such as the U.K. Bribery Act 2010, or the Bribery Act. As with the FCPA, these laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as trade control laws.

Failure to comply with the Bribery Act, the FCPA and other anti-corruption laws and trade control laws could subject us to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses.

Employees

As of May 31, 2020, we had 208 employees. None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union and we have not experienced any work stoppages. We consider our relationship with our employees to be good.

Facilities

Our headquarters, with approximately 2,500 square feet of office space and 5,860 square feet of lab space, is located at Stevenage Bioscience Catalyst, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2FX, U.K. We also lease approximately 7,200 square feet of office space at King’s Court (London Road, Stevenage Hertfordshire, SG1 2NG). We have a License Agreement for 1,000 square feet of lab space at London Bioscience Innovation Centre—LBIC (2 Royal College Street, London NW1 0NH). We lease approximately 8,600 square feet of office space and 7,900 square feet of lab space in Munich (Semmelweisstraße 3, 5 and 8, 82152 Planegg-

Steinkirchen, Germany and Bunsenstraße 7, 82152 Martinsried, Germany), where we house our Process and Analytical Development teams. We have a license agreement for the use of a commercial office space in New York (180 Varick Street, 8th Floor, New York, NY 10014, USA). In addition, we have a GMP suite (1,076 square feet) and 320 square feet of office space at the CGTC Manufacture Centre (Stevenage Science Park, Gunnels Wood Road, Stevenage, Hertfordshire, U.K.).

We believe that our current facilities are adequate for our current needs and that suitable additional or substitute space at commercially reasonable terms will be available as needed to accommodate any future expansion of our operations.

Legal Proceedings

From time to time, we may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. We are not currently a party to any material legal proceedings.

MANAGEMENT

The following table sets forth information regarding our senior management and directors, including their ages as of December 31, 2019. All references in this “Management” section to the term “our” refer to Freeline Therapeutics Limited and its subsidiaries prior to the corporate reorganization. All members of our senior management and directors have been appointed to their same respective roles at Freeline Therapeutics Holdings plc in connection with this offering. Unless otherwise stated, the business address of our members of senior management and our directors is c/o Freeline Therapeutics Holdings plc, Stevenage Bioscience Catalyst, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2FX, United Kingdom.

Name	Age	Position(s)
Senior Management:
Theresa Heggie	59	Chief Executive Officer and Director
Jan Thirkettle, Ph.D.	48	Chief Development Officer
Markus Hörer, Ph.D.	53	Founder, Chief Technology Officer and Managing Director GmbH
Brian Silver	51	Chief Financial Officer and Head of Corporate Development
Julie Krop, M.D.	54	Chief Medical Officer
Romuald Corbau, Ph.D.	51	Senior Vice President, Research
Natalia Misciattelli, Ph.D.	47	Senior Vice President, Strategy
Duncan Whitaker, Ph.D.	42	Vice President, Intellectual Property

Non-Executive Directors:
Chris Hollowood, Ph.D.	45	Chairman of the Board of Directors
Amit Nathwani, M.D.	59	Founder, Clinical and Scientific Adviser and Director
Martin Andrews	56	Non-Executive Director
Jeffrey Chodakewitz, M.D.	64	Non-Executive Director
Julia P. Gregory	67	Non-Executive Director

Senior Management

Theresa Heggie has served as our Chief Executive Officer and a member of our board of directors since June 1, 2020. Ms. Heggie is an accomplished rare disease leader and has a broad experience in rare diseases, a deep understanding of medicines for genetic diseases and direct experience in some of the indications we are pursuing. Previously, she served as Senior Vice President, Head of CEMEA at Alnylam Pharmaceuticals from May 2017 to May 2020. Before Alnylam, Ms. Heggie had roles at Bupa Group until 2016 and at Shire plc, including Global Head of Commercial for its rare disease business and CEO of Jerini AG after its acquisition by Shire in 2008. Prior to joining Shire, she held a variety of positions at Baxter Healthcare and Janssen Pharmaceuticals. She also served as Global Head of Commercial Operations of Shire’s rare disease business. She also serves on the boards of directors of BioCryst Pharmaceuticals and ProQR Therapeutics. Ms. Heggie received a B.S. from Cornell University. We believe Ms. Heggie is qualified to serve on our board of directors because of her deep experience in the commercial biotech sector.

Jan Thirkettle, Ph.D. has served as our Chief Development Officer since January 2016. Prior to joining Freeline, Dr. Thirkettle led the establishment of GSK’s Cell & Gene Therapy platform from January 2012 to December 2015 and was responsible for CMC/supply for Strimvelis, the first ex vivo gene therapy to receive an EU Marketing Authorization Application. Dr. Thirkettle has deep experience in the development and deployment of novel platforms and has played a pivotal role in products approvals for “firsts” in natural products, NCE biotransformations, biologics and gene therapies. Dr. Thirkettle received an M.A. in Chemistry and a Ph.D. in Biological Chemistry from Oxford University.

Markus Hörer, Ph.D. founded Freeline in March 2015 and has served as our Chief Technology Officer and GmbH Managing Director since May 2015. Dr. Horer has over 30 years’ experience working in AAV biology, as well as over 23 years’ experience in industrial vaccine and biologics development. Dr. Horer brings experience in research, process and analytical development, quality control, preclinical and business development. He joined Freeline from Rentschler, where he was responsible for setting up a Virus-based Biologics business unit, focusing on AAV vector development. Before that, from July 1996 to March 2020, he held various positions at MediGene, where he was responsible for developing AAV vector technology, its successful transfer into a GMP environment, and its use for clinical development of autologous Melanoma cell vaccines. Dr. Horer also developed a novel AAVLP B-vaccine platform, which was acquired by 2A Pharma, Sweden. Dr. Horer received a Ph.D. in the Department of Tumor Virology at the German Center for Cancer Research in Heidelberg, Germany.

Brian Silver has served as our Chief Financial Officer and Head of Corporate Development since November 2018. He brings to Freeline extensive experience and expertise in the investment banking and corporate law sectors. Before joining Freeline, Mr. Silver was a Partner in the healthcare group of Perella Weinberg Partners, a leading independent global advisory firm, from August 2013 to November 2018. Prior to that, Mr. Silver held a variety of positions in Morgan Stanley’s investment banking division, most recently as a Managing Director in the healthcare group, from March 1998 to July 2013. Before that Mr. Silver was an investment banking associate at Salomon Brothers from August 1997 to March 1998 and a corporate associate at Sullivan & Cromwell LLP from August 1994 through July 1997. Mr. Silver received an A.B. with honors from Harvard College and a J.D. with honors from the University of Chicago Law School.

Julie Krop, M.D. has served as our Chief Medical Officer since April 2020 and has more than 20 years of drug development experience across multiple therapeutic areas, including rare and orphan indications. Dr. Krop most recently served from June 2015 to April 2020 as the Chief Medical Officer of AMAG Pharmaceuticals, where she oversaw the clinical, medical affairs, program management, pharmacovigilance, and regulatory functions. During her tenure at AMAG, she built a fully integrated development organization and was responsible for overseeing three successful regulatory approvals. Prior to joining AMAG, Dr. Krop held leadership positions at Vertex from February 2012 to May 2015, Pfizer from April 1999 to February 2001, Millennium from March 2001 to June 2003, and Stryker Regenerative Medicine from September 2006 to October 2012. She is board certified in Internal Medicine and completed a Robert Wood Johnson Foundation Clinical Scholar Fellowship as well as an Endocrinology fellowship at the Johns Hopkins University School of Medicine. Dr. Krop received both a B.S. in Biology and an M.D. from Brown University.

Romuald Corbau, Ph.D. has served as our Senior Vice President, Research since July 2017 and brings over 20 years of pharmaceutical industry experience to Freeline. He started his pharmaceutical career in June 1998 at Pfizer Global Research & Development (Sandwich, U.K.), where he held positions of increasing responsibility in several therapeutic areas. After this, in June 2011 he became Director of Biology at the Center for Innovation and Stimulation of Drug Discovery (CISTIM, Leuven, Belgium), a company that transforms ground-breaking science into innovative small molecule drug discovery projects. Before joining Freeline, Dr. Corbau served as the Translational Lead at Spark Therapeutics (Philadelphia, USA), a company dedicated to the discovery and development of AAV-based gene therapies, from June 2014 to June 2017. He received his Ph.D. in the Department of Tumor Virology at the German Centre for Cancer Research in 1998 (Heidelberg, Germany).

Natalia Misciattelli, Ph.D. has served as our Senior Vice President, Strategy and Business Operations since September 2017 and offers broad strategic and operating model experience with top-tier multinational pharmaceutical companies. Before joining Freeline, Dr. Misciattelli worked for over 20 years in the life sciences sector, most recently from April 2015 to September 2017 as a partner at PA Consulting running strategy and transformation programs for life sciences clients globally. She has broad strategic experience, spanning corporate strategies, pipeline and product strategies, and compound and technology strategies for top-tier multinational pharmaceutical companies, including Pfizer, Novartis, and Johnson & Johnson. She has also designed and set up new operating models for organizations, often underpinned by new partnership models and sourcing. Previously, she was in Corporate Development & Strategy at General Electric Healthcare, starting her career at Arthur Andersen in London in August 2000. She received a B.Sc. and a Ph.D. in Marine Microbiology from Bangor University, University of Wales.

Duncan Whitaker, Ph.D. has served as our Vice President, Intellectual Property since July 2016 and is a chartered (UK) and European patent attorney. He joined Freeline after more than six years as Senior Counsel in Global Patents at GSK. Dr. Whitaker was part of the team supporting GSK’s world leading Belgium based vaccines business, immersed in the highly strategic and contentious patent environment that preceded GSK’s acquisition of Novartis’ vaccines division. He held particular responsibility for GSK Vaccines’ DTP portfolio (the Infanrix and Boostrix product families) and projects, the main pediatric franchise encompassing products generating £1 billion annual turnover. Before that, Dr. Whitaker served for over five years in the biotech team at private practice firm Dehns in London, working on behalf of universities, start-ups and SMEs, as well as large multinationals. Dr. Whitaker received a B.Sc. from the University of Edinburgh and a Ph.D. in molecular genetics from the MRC Human Genetics Unit (Edinburgh).

Non-Executive Directors

Chris Hollowood, Ph.D. has been the Chairman of our board of directors since December 2015 and served as our Executive Chairman from June 2019 to June 2020. He has served as the Chief Investment Officer of Syncona Investment Management Limited, part of Syncona Limited, a leading healthcare investment company focused on founding, building and funding global leaders in life sciences, since December 2016 and as a Partner of Syncona Partners LLP, its predecessor firm, from September 2012 to December 2016. In his role at Syncona, Dr. Hollowood has been instrumental in the foundation and development of Syncona’s gene therapy strategy. In addition to Freeline, Dr. Hollowood is also Chairman at Syncona’s other gene therapy companies, Gyroscope Therapeutics and Swan Therapeutics. Dr. Hollowood was previously Chairman of Nightstar, a retinal gene therapy company founded by Syncona which was sold to Biogen in 2019 for $877 million. Dr. Hollowood has many years’ experience investing in, acquiring and growing businesses in the health and pharma industries. Previously, he was a partner of Apposite Capital LLP, a venture and growth capital company focused on the healthcare and life science sector, from February 2007 to July 2012. Before Apposite, Dr. Hollowood had roles with Bioscience Managers Ltd from January 2004 to January 2007 and Neptune Investment Management Ltd from May 2002 to December 2003. Dr. Hollowood received a M.A. (Cantab) in Natural Sciences and a Ph.D. in Organic Chemistry, both from Cambridge University. We believe Dr. Hollowood is qualified to serve on our board because of his experience as an investor in and service on the boards of other life science companies.

Amit Nathwani, M.D. founded Freeline in May 2015 has been a member of our board of directors since May 2015 and currently serves as our Clinical and Scientific Adviser. Prof. Nathwani is renowned for his pioneering work on gene therapy for hemophilia B, and was first to show successful correction of bleeding diathesis in patients with severe hemophilia B. Since November 2012, he has served as the Director of the Katharine Dormandy Hemophilia Centre at the Royal Free Hospital, and as a Senior NIHR Investigator since March 2014. He has also been a Professor of Hematology at University College London since November 2011. Prof. Nathwani graduated with MBChB from the University of Aberdeen in 1984 and is a fellow of the Royal College of Physician since March 1988 as well as the Royal College of Pathologist since June 1995. He was awarded a PhD in Molecular Biology from the Open University in July 1997. We believe Prof. Nathwani, is qualified to serve on our board of directors because of his scientific and industry experience in the field in which we operate.

Martin Andrews has been a member of our board of directors since October 2018 and brings over 30 years of broad commercial experience in pharmaceuticals to Freeline. Mr. Andrews has spent many years in senior leadership roles at GlaxoSmithKline and in integrative leadership roles at the interface between R&D and commercial disciplines, has led numerous successful global product launches in pharmaceuticals and vaccines, and has deep medicine development and supply chain experience. Most recently, Mr. Andrews was Senior Vice President of Rare Diseases from November 2013 to July 2018 at GlaxoSmithKline and led the development and launch of the world’s first lifesaving gene therapy for children, Strimvelis, in addition to developing a pipeline of autologous ex-vivo gene therapy medicines which were recently acquired by Orchard Therapeutics. Prior to leaving GSK, Mr. Andrews was a Board Member of Orchard Therapeutics, the Alliance for Regenerative Medicine and is a Director of New Context Ltd, a consultancy specializing in rare disease, gene therapy and vaccine commercialization. Mr. Andrews received a B.Sc. in Biology from the University of Salford, Manchester. We believe Mr. Andrews is qualified to serve on our board because of his experience in the pharmaceutical industry.

Jeffrey Chodakewitz, M.D. has been a member of our board of directors since August 2019 and has over 30 years of leadership experience in the bio-pharmaceutical industry. He served most recently from January 2014 to mid-2018 as Chief Medical Officer and EVP, Global Medicines Development & Medical Affairs at Vertex Pharmaceuticals, where he also served as a member of the Vertex Executive Committee. Prior to Vertex, Dr. Chodakewitz spent over 20 years at Merck & Co., where he served in several positions including Head of Infectious Diseases and Vaccines Global Development, Senior Vice President of Global Scientific Strategy (Infectious Disease, Respiratory & Immunology) and Senior Vice President of Late Stage Development. Dr. Chodakewitz is a Diplomate of the National Board of Medical Examiners and the American Board of Internal Medicine (both Internal Medicine and Infectious Disease). Dr. Chodakewitz also serves on the Boards of Directors of Tetraphase Pharmaceuticals and resTORbio, Inc. and serves as an Executive Advisor to the Blackstone Life Sciences Group. He received a B.S in Biochemistry from Yale University and an M.D. from the Yale University School of Medicine. We believe Dr. Chodakewitz is qualified to serve on our board because of his executive experience in our industry.

Julia P. Gregory has been a member of our board of directors since November 2019. Since April 2016, Ms. Gregory has served as Chair and CEO of Isometry Advisors, Inc., a biotechnology advisory company, Ms. Gregory also serves as a non-executive director of several biopharmaceutical companies, including Biohaven Pharmaceutical Holding Company Ltd, Kuur Therapeutics (formerly Cell Medica Ltd.), Iconic Therapeutics, IMV, and Nurix Therapeutics. She is also a senior advisor to the Morgan Stanley’s Private Equity Growth Fund and M. M. Dillon & Co., Inc. In her previous executive roles, Ms. Gregory served as Chief Executive Officer, Chief Financial Officer and Board Director of ContraFect Corporation; President and CEO of Five Prime Therapeutics; and Executive Vice President, Corporate Development and Chief Financial Officer of Lexicon Pharmaceuticals, Inc. Her corporate development experience includes leading transactions for significant strategic partnerships including development and licensing agreements with GlaxoSmithKline, Human Genome Sciences, Genentech, Bristol-Myers Squibb Company and Takeda Pharmaceutical Company Limited. As CFO at Lexicon, Ms. Gregory led the company’s $220 million public offering and was involved in the creation of Lexicon’s $500 million private equity plan with Invus, LLP. Prior to her leadership positions in the biopharmaceutical industry, Ms. Gregory was an investment banker at Dillon, Read & Co. and subsequently at Punk, Ziegel & Company, where she served as the head of investment banking and head of its life sciences practice. She received a B.A. in International Affairs from George Washington University’s Elliot School of International Affairs and an M.B.A. from The Wharton School of The University of Pennsylvania. We believe Ms. Gregory’s experience as a senior corporate executive, her expertise in investment banking and business development and service on the boards of other life sciences companies qualifies her to serve on our board of directors.

Family Relationships

There are no family relationships among any of the members of our senior management or board of directors.

Corporate Governance Practices

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq listing requirements, we will comply with our home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we voluntarily follow most corporate governance rules, we may choose to take advantage of the following limited exemptions:

•	Exemption from Nasdaq rules requiring non-executive directors to meet on a regular basis without management present.

•	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans.

•	Exemption from the requirement that our board of directors have a compensation committee that is composed of entirely independent directors.

•	Exemption from the requirement to have independent director oversight of director nominations.

•	Exemption from the requirement to disclose information regarding third-party compensation of our directors and director nominees.

We intend to follow our home country, United Kingdom, practices in lieu of the foregoing requirements. Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 series and Rule 5220(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625) and the Voting Rights requirement (Rule 5640). Further, we must have an audit committee that satisfies Nasdaq Rule 5605 (c)(3), which addresses audit committee responsibilities and authority and requires that the audit committee consist of members who meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii).

Although we currently intend to comply with the Nasdaq corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules.

In addition, as a foreign private issuer, we expect to take advantage of the following exemptions from SEC reporting obligations:

•	Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence.

•	Exemption from Section 16 rules regarding sales of our securities by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq and the domestic reporting requirements of the SEC. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. For an overview of our corporate governance principles, see “Description of Share Capital and Articles of Association—Differences in Corporate Law.”

Composition of Our Board of Directors

Our board of directors will be composed of six members upon the closing of this offering. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that Chris Hollowood, Martin Andrews, Jeffrey Chodakewitz and Julia P. Gregory, representing four of the six directors who will be serving upon the closing of this offering, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.

Committees of Our Board of Directors

Our board of directors has three standing committees: an audit committee, a remuneration committee and a nominating and corporate governance committee.

Audit Committee

The audit committee, which as of the closing of this offering will consist of Julia P. Gregory (chair), Chris Hollowood and Martin Andrews, assists the board of directors in overseeing our accounting and financial reporting processes. The audit committee consists exclusively of members of our board who are financially literate, and our board of directors has determined that Julia P. Gregory is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Under Rule 10A-3 of the Exchange Act, we are permitted to phase in our compliance with the independent audit committee requirements set forth in Nasdaq Rule 5605(c) and Rule 10A-3 as follows: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Our board of directors has determined that each of Mr. Andrews and Ms. Gregory are independent directors under Nasdaq listing rules and under Rule 10A-3 under the Exchange Act and we are relying on the independence phase-in with respect to Dr. Hollowood. Our audit committee will meet at least four times per year and oversee and review our internal controls, accounting policies and financial reporting, and provide a forum through which our independent registered public accounting firm reports. Our audit committee will meet regularly with our independent registered public accounting firm without management present. The audit committee will be governed by a charter that complies with Nasdaq rules.

The audit committee’s responsibilities will include:

•	recommending the appointment of the independent auditor to shareholders for approval at the general meeting of shareholders;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board of directors on at least an annual basis;

•	reviewing and discussing with management and our independent registered public accounting firm our financial statements and our financial reporting process; and

•	reviewing, approving or ratifying any related party transactions.

Remuneration Committee

As of the closing of this offering, the remuneration committee will consist of Chris Hollowood (chairman), Martin Andrews and Jeffrey Chodakewitz. Under SEC and Nasdaq rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. The remuneration committee will be governed by a charter that complies with Nasdaq rules. Although foreign private issuers are not required to meet this heightened standard, all of our remuneration committee members are expected to meet this heightened standard.

The remuneration committee’s responsibilities will include:

•	identifying, reviewing and proposing policies relevant to the compensation and benefits of our directors and senior management;

•	evaluating the performance of senior management in light of such policies and reporting to the board; and

•	overseeing and administering our employee share option scheme or equity incentive plans in operation from time to time.

Nominating and Corporate Governance Committee

As of the closing of this offering, the nominating and corporate governance committee will consist of Jeffrey Chodakewitz (chairman), Professor Amit Nathwani and Julia P. Gregory. Jeffrey Chodakewitz and Julia P. Gregory each satisfy the “independence requirement” of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market.

The nominating and corporate governance committee’s responsibilities will include:

•	drawing up selection criteria and appointment procedures for directors;

•	recommending nominees for election to our board of directors and its corresponding committees; and

•	assessing the functioning of individual members of our board of directors and management and reporting the results of such assessment to the full board of directors.

Code of Business Conduct and Ethics

In connection with the consummation of this offering, we will adopt a Code of Business Conduct and Ethics, or Code of Ethics, applicable to our employees, senior management and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of the Code of Ethics will be posted on our website, which is located at www.freeline.life. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein.

Compensation of Senior Management and Directors

For the year ended December 31, 2019, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities, including retirement and similar benefits, was £2,303,790. The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors or senior management amounts to a total of £29,779 for the year ended December 31, 2019. In 2019, the highest paid director received compensation of £610,824.

Non-Executive Director Appointment Letters

The compensation of our non-executive directors is determined by our board of directors as a whole, based, in part, on a review of current practices in other companies. We have entered into appointment letters with certain of our non-executive directors. The non-executive director appointment letters provide for an annual fee and a grant of shares under our share incentive arrangement. We must give one month’s prior written notice of our intent to terminate a non-executive director’s directorship. For a period of three months following termination of the directorship, the non-executive director is restricted from accepting a directorship with a competing company.

Employment Agreements

We have entered into employment agreements with most of our executive officers. Each of these employment agreements provides for an initial annual salary, annual bonus opportunity and equity incentive opportunities, as well as participation in certain retirement and welfare benefit plans. Effective after the six-month anniversary of the executive officer’s start date, we must give between three and six months’ prior written notice of a termination of employment. The executive officers have agreed to restrictive covenants not to compete against us or solicit our employees or customers or prospective customers during employment and for a period between six and twelve months following termination. To the extent the employment of an executive officer is terminated without notice and without cause, the employment agreements require us to pay our executive officers compensation for the minimum period of notice to which he or she would have been entitled.

Offer Letters

We have entered into offer letters with two of our executive officers. The letters provide for an initial annual salary, annual bonus opportunity and equity incentive opportunities, as well as participation in certain retirement and welfare benefit plans. The letters provide for at-will employment, terminable by either party, at any time. The executive officers have agreed to restrictive covenants not to compete against us or solicit our employees or customers or perspective customers during employment and for a period of twelve months following termination. The offer letters require us to pay the executive officers between six and eighteen months’ of salary continuation upon certain terminations of employment.

Incentive Compensation Program

The board of directors maintains an annual incentive compensation program for all employees. The incentive compensation program is designed to offer incentive compensation to our employees by rewarding the achievement of corporate goals and specifically measured personal goals that are consistent with and support the achievement of the corporate goals. The key terms of the incentive compensation program are summarized below.

Administration and Eligibility. The board of directors is responsible for the administration of the incentive compensation program; however, the remuneration committee of the board of directors is responsible for approving any incentive awards to our chief executive officer and other members of our senior management.

All employees who have completed their probationary period by December 31 of the applicable plan year are eligible to receive an incentive award under the incentive compensation program.

Form and Determination of Incentive Awards. Incentive award payments are paid in cash. After the end of the plan year, the actual achievement of the corporate and individual goals is determined, each expressed as a percentage of complete achievement, resulting in the calculation of the individual’s total incentive award.

Annual performance reviews are completed before February of the applicable plan year, during which an employee’s achievement of individual targets will be determined, and payment of incentive awards is made in February.

Termination of Employment. If a participant in the incentive compensation program gives or receives notice of termination or his or her employment prior to the payment of an incentive award under the incentive compensation program, the employee is not eligible to receive an incentive award.

Amendment. Our board of directors may abolish or alter the incentive compensation program at any time before, during or after a plan year is completed.

Outstanding Equity Awards

Share Incentive Program

In 2016, we established a share incentive program pursuant to which select eligible participants were allotted and issued B ordinary shares, C ordinary shares, D ordinary shares, E ordinary shares and/or F ordinary shares, subject to the terms of the our articles of association. The terms are described in more detail below.

Awards. All employees are eligible to receive grants of B ordinary shares, C ordinary shares, D ordinary shares, E ordinary shares and/or F ordinary shares for which the employee agrees to pay the nominal value of the shares.

Vesting. Unless otherwise set forth in a vesting agreement, the employee shares vest 20% or 25% on the first anniversary of the date of employment and in equal monthly installments thereafter until they are fully vested on or after the later of the first anniversary of the date of employment and the fifth (or fourth, as the case may be) anniversary of the commencement date, which is the date of employment, a date specified in the articles of association or a date specified in a letter from the company to the relevant employee, as applicable. Accordingly, for employees who have been employed at Freeline for greater than a year at the time of a new share award, their shares will vest in equal monthly installments from the date of issue.

Termination. If an employee ceases to be an employee by reason of being a “bad leaver,” which means we are entitled to summarily dismiss the employee under the terms of the employee’s employment agreement, all of the employee shares shall immediately convert into deferred shares, the consequence of which are described below. If any employee ceases to be an employee by reason of being a “good leaver,” which means the employee ceases to be an employee at any time and is not a “bad leaver,” the employee’s unvested shares will become deferred shares.

Deferred Shares. We may purchase all our deferred shares currently in issue, at any time at our option, for £1.00 for all the deferred shares registered in the name of any holder.

Share Sale. If, within twelve months following the completion of a share sale, which generally means a sale of any of the shares in the capital of the company (in one transaction or as a series of transactions) that results in the purchaser of those shares acquiring a controlling interest in the company, an employee ceases to be an employee by reason of being a good leaver or due to certain events described in the articles of association, all of the employee’s employee shares will be treated as vested.

Since the adoption of the 2020 Option Plan, we have issued to our participants, including our executive officers, 14,137,867 options to purchase G ordinary shares, including 1,780,944 options to purchase G ordinary shares in exchange for the equivalent number of employee shares. In addition, our Chief Executive Officer was granted an effective cash bonus consisting of 1,099,334 options to purchase G ordinary shares, which are required to be cash-settled at a price of $3.25 per share.

IPO. In the event of an IPO (and this offering will qualify as such), the board of directors may require employees to enter into an IPO vesting agreement, under which the employee shares will continue to vest in a substantially equivalent manner to which the employee shares would have been subject had the IPO not occurred. If an employee does not enter into an IPO vesting agreement, then all unvested shares will immediately be converted into deferred shares.

Since the beginning of the last fiscal year ended December 31, 2019, we have allotted and issued to participants, including our executive officers, in the aggregate, 96,247 B ordinary shares, 5,918 C ordinary shares, 893,099 D ordinary shares (of which 5,174 D ordinary shares were converted to deferred shares), 3,972,188 E ordinary shares 2,879,088 F ordinary shares (of which 2,000 F ordinary shares were converted to deferred shares) and 266,583 G ordinary shares.

Hurdle Share Program. In addition to the share incentive program, one of our executive officers has been allotted and issued F ordinary shares subject to the terms of an equity letter, which provides that the F ordinary shares will be treated as vested on the first to occur of (a) a “qualified fundraising” or (b) a “change in control” at a valuation at or above £3.25 per share (as such terms are defined in the equity letter). This offering is a “qualified fundraising” under the terms of such equity letter.

In connection with the Series C Financing, which closed on July 1, 2020, certain employees exchanged their employee shares for options under the 2020 Option Plan (described below).

Share Option Plan

In 2020, we adopted the amended and restated share option plan, or the 2020 Option Plan. Under the 2020 Option Plan, select eligible participants were granted options to acquire shares of the Company, subject to the terms of the 2020 Option Plan. Following the completion of offering, no further options will be granted under the 2020 Option Plan.

Administration. The 2020 Option Plan is administered by our board of directors. The board of directors may grant options to acquire G or H ordinary shares to eligible employees and executive directors.

Share Reserve. The aggregate number of ordinary shares that may be issued under the 2020 Option Plan is set forth from time to time by our shareholders.

Exercise Price of Options. Our board of directors determines the exercise price of options.

Vesting. Unless otherwise specified in an option certificate, at any time on or after the first anniversary of the date on which the employee first became an employee and before the fourth anniversary of the vesting commencement date (as set forth in the option certificate), the option will be treated as vested as to a percentage of the shares underlying the option equal to 2.0833 multiplied by the number of whole months that have elapsed since the vesting commencement date. At any time on or after the fourth anniversary of the vesting commencement date, the option will be treated as fully vested.

Termination. If an employee ceases to be an employee by reason of being a “bad leaver,” which means we are entitled to summarily dismiss the employee under the terms of the employee’s employment agreement, all of the options will immediately be forfeited. If an employee ceases to be an employee by reason of being a “good leaver,” which means the employee ceases to be an employee and is not a “bad leaver,” the employee’s unvested options will cease to vest and any vested options will remain exercisable until the earlier of (x) the six-month anniversary of an initial public offering and (y) the option lapses pursuant to the terms of the 2020 Option Plan.

Share Sale. On the occurrence of a share sale before an IPO, which generally means a sale of any of the shares in the capital of the Company (in one transaction or as a series of transactions) that results in the purchaser of those shares acquiring a controlling interest in the Company, and subject to continued employment on the date of such sale, unvested shares will be accelerated and to the extent that any of such accelerated options are exercised, converted into unvested employee shares (as defined in the pre-IPO articles of association). If within 12 months following a share sale, an employee ceases to be an employee by reason of being a good leaver or due to certain events described in the pre-IPO articles of association, all of the employee share will be treated as vested.

On the occurrence of a share sale after an IPO, subject to (i) the employee’s continued employment with us at the time of the share sale and (ii) the person or persons acquiring a controlling interest in us have not otherwise offered to replace such option with an option or right to acquire securities that our board determines to be equivalent, all unvested options will be treated as vested and exercisable in full. At any time, our board may condition the exercise of such options on additional considerations, including the requirement that an employee experience a qualifying termination of employment within 12 months following the share sale, by reason of being a good leaver or due to certain events described in the articles of association.

Omnibus Incentive Plan

In connection with this offering, on July 31, 2020, we adopted an equity incentive plan, or the 2020 Plan. The purpose of the 2020 Plan will be to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company. Immediately following this offering, the 2020 Plan will be the sole means for the Company to grant new equity awards.

Administration and Eligibility. Our employees and directors, referred to as service providers, are eligible to be granted awards under the 2020 Plan. The 2020 Plan is administered by our board of directors, or a Committee designated by the Board (referred to as the administrator below). The administrator has the authority to determine which service providers receive awards, grant awards, set the terms and conditions and designate which awards will cover ordinary shares or ADSs.

Shares Available for Awards. Subject to adjustment, awards may be made under the 2020 Plan in an aggregate amount of up to 5,898,625 shares, which consists of 3,474,469 new ordinary shares, and 2,424,156 ordinary shares that are subject to awards under prior plans that may become available for issuance under the 2020 Plan. Additionally, the number of ordinary shares reserved for issuance under the 2020 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, by an amount equal to the lesser of (i) 4% of the total number of ordinary shares outstanding on December 31st of the same calendar year or (ii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable January 1st date. No more than 35,655,250 shares may be issued under the 2020 Plan upon the exercise of incentive share options. If an award under the 2020 Plan, or any prior equity incentive plan, expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2020 Plan. Shares delivered to the Company to satisfy any applicable tax withholding obligation will also become or again be available for award grants under the 2020 Plan. Awards granted under the 2020 Plan in substitution for any options or other equity or equity-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the shares available for grant under the 2020 Plan, but will count against the maximum number of shares that may be issued upon the exercise of incentive share options.

Awards. The 2020 Plan provides for the grant of options, share appreciation rights, or SARs, restricted shares, dividend equivalents, restricted share units, or RSUs, and other share based awards. All awards under the 2020 Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms.

Performance Criteria. The administrator may select performance criteria for an award to establish performance goals for a performance period.

Termination of Employment. The administrator may determine how a participant’s termination of service, for any reason, affects and award and the extent to which, and the period during which, the participant and others may exercise rights under the award, if applicable. If a participant’s employment is terminated for cause, all awards will terminate immediately upon a such termination, and the participant will be prohibited from exercising his or her options or share appreciation rights from and after the time of such termination.

Corporate Transactions. In connection with certain corporate transactions and events affecting our ordinary shares, including a change of control, another similar corporate transaction or event, another unusual or nonrecurring transaction or event affecting us or our financial statements or a change in any applicable laws or accounting principles, the administrator has broad discretion to take action under the 2020 Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes cancelling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2020 Plan and replacing or terminating awards under the 2020 Plan.

Plan Amendment and Termination. Our board of directors may amend or terminate the 2020 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2020 Plan, may materially and adversely affect an award outstanding under the 2020 Plan without the consent of the affected participant and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The 2020 Plan will remain in effect until the tenth anniversary of its effective date unless earlier terminated by our board of directors. No awards may be granted under the 2020 Plan after its termination.

Transferability and Participant Payments. Except as the administrator may determine or provide in an award agreement, awards under the 2020 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2020 Plan, and exercise price obligations arising in connection with the exercise of options under the 2020 Plan, the administrator may, in its discretion, accept cash, wire transfer or check, our ordinary shares or such other consideration as the administrator deems suitable or any combination of the foregoing.

2020 Non-Employee Sub Plan. The 2020 Non-Employee Sub Plan will govern equity awards granted to our non-executive directors and our service providers, including consultants and directors. The 2020 Non-Employee Sub Plan will be adopted under the 2020 Plan and provides for equity- and cash-based awards to be made on identical terms to awards made under our 2020 Plan.

IPO Grants

In connection with this offering, we expect that our Board will grant awards under the 2020 Plan to certain of our employees, representing an aggregate of up to 1,152,432 ordinary shares. These awards are one-time grants solely related to this offering and the number of ordinary shares subject to the awards described above has been based on the initial public offering price of $18.00 per share. The actual number of shares subject to these awards may change. All of the awards described above are expected to be granted upon the filing of the registration statement on Form S-8 relating to the 2020 Plan. Each award will be subject to the terms and conditions of the 2020 Plan and an award agreement that we will enter into with the applicable grantee.

2020 Employee Share Purchase Plan

In connection with this offering, on July 31, 2020, we adopted an employee share purchase plan, or the 2020 ESPP. The purpose of the 2020 ESPP, is to provide employees the opportunity to purchase ordinary shares or ADSs. The rights to purchase ordinary shares granted under the 2020 ESPP are intended to qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code.

Administration. The 2020 ESPP will be administered by a person or persons appointed by our board of directors. The administrator has the authority to make all determinations it deems advisable for the administration of the 2020 ESPP, including determining offerings and interpreting the terms and provisions of the 2020 ESPP. The administrator has the power to determine whether employees of any of our parent or subsidiary companies will be eligible to participate in the 2020 ESPP.

Shares Available. Subject to adjustment, the maximum number of ordinary shares that may be issued under the 2020 ESPP is up to 347,447 ordinary shares. Additionally, the number of ordinary shares reserved for issuance under our 2020 ESPP will automatically increase on January 1 of each year, commencing on January 1, 2022 and ending on January 1, 2030, by an amount equal to the lesser of (i) 347,447 ordinary shares, (ii) 1% of the total number of shares outstanding on December 31 of the same calendar year or (iii) such fewer shares as determined by the administrator, in each case up to a maximum of 3,850,767 ordinary shares.

Offerings. The 2020 ESPP will be implemented by offerings of rights to purchase ordinary shares to all eligible employees. The initial offering will begin on a date determined by our board and end six months from such date. Thereafter, the administrator will determine the duration of each offering, provided that in no event may an offering exceed 27 months. Each offering will have one or more purchase periods, as determined by the administrator. The administrator has the authority to alter the terms of an offering prior to the commencement of the offering. When an eligible employee elects to join an offering, he or she is granted a right to purchase ordinary shares on specified exercise dates during the purchase periods within the offering. On the exercise dates, all contributions collected from the participant are automatically applied to the purchase of our ordinary shares, subject to certain limitations.

Eligibility. Generally, any individual who is employed by us (or by any of our parent or subsidiary companies if such company is designated by the administrator as eligible to participate in the 2020 ESPP) may participate in offerings under the 2020 ESPP.

No participant may be granted an option under the 2020 ESPP if immediately after such options are granted the employee would own, directly or indirectly, shares possessing 5% or more of the total combined voting power or value of all classes of our shares or of any of our parent or subsidiary companies. In addition, no employee may purchase more than $25,000 worth of our ordinary shares (determined based on the fair market value of the shares at the time such rights are granted) under all our employee share purchase plans and any employee share purchase plans of our parent or subsidiary companies for each calendar year during which such rights are outstanding.

Participation. An eligible employee may enroll in the 2020 ESPP by submitting to us an enrollment form. The amount to be deducted from an employee’s compensation may not exceed 15% of such employee’s compensation during the offering.

Participants may withdraw from an offering at any time by delivering written notice of withdrawal to us. Upon such withdrawal, we will distribute to the employee his or her accumulated but unused contributions.

Purchase Price. The purchase price per share at which our ordinary shares are sold on the exercise date during an offering will not be less than the lower of (i) 85% of the fair market value of an ordinary share on the first day of the offering period or (ii) 85% of the fair market value of an ordinary share during on the exercise date.

Purchase Limits. If the aggregate number of ordinary shares issuable upon exercise of purchase rights granted under such offering would exceed the maximum number of shares issuable under the 2020 ESPP, the shares will be apportioned among participants in proportion to the amount of the payroll deductions accumulated on behalf of each participant that would otherwise be used to purchase shares on the exercise date.

Termination of Employment. If a participant’s employment terminates for any reason, no payroll deduction will be taken from any pay due and owing to the participant and the balance of the participant’s account will be paid to such participant.

Corporate Transactions. In the event of a corporate transaction, the board may make such adjustments as it deems appropriate to prevent dilution or enlargement of rights in the number of shares which may be delivered under the 2020 ESPP, in the number, class of or purchase price available for purchase under the 2020 ESPP and in the number of shares which a participant is entitled to purchase.

Our board may also elect to have the options assumed or substituted by a successor entity, to terminate all outstanding options, to provide for expiration or expiration upon completion of the purchase of shares on the next exercise date, to shorten the offering or take any other action as deemed appropriate by our board.

Adjustment. In the event of certain changes in our shares, the 2020 ESPP will appropriately adjusted in the class(es) and maximum number of shares and share limitations of such outstanding options.

Plan Amendment and Termination. The administrator may amend or terminate the 2020 ESPP at any time; however, any such amendment must be approved by our shareholders within 12 months of such amendment, if approval is required by applicable law or listing requirements.

Transferability, Rights granted under the 2020 ESPP are not transferable except by will, by the laws of descent and distribution. Options are only exercisable during a participant’s lifetime.

Additional Employee Share Purchase Plans

We plan to, but are under no obligation to, establish similar tax-advantaged employee share purchase arrangements for our employees based in non-U.S. jurisdictions, including the U.K.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of August 1, 2020, after giving effect to our corporate reorganization and the Series C financing, for:

•	each beneficial owner of 5% or more of our outstanding ordinary shares;

•	each of our directors and members of our senior management; and

•	all of our directors and senior management as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of August 1, 2020. Percentage ownership calculations are based on 25,921,158 ordinary shares outstanding as of August 1, 2020, after giving effect to the Series C Financing and our corporate reorganization (including the approximately 1-for-0.159 reverse split of all our ordinary shares prior to completion of this offering) as described elsewhere in this prospectus. The percentage of shares beneficially owned after completion of this offering is based on 34,744,687 ordinary shares outstanding after this offering, including ordinary shares in the form of ADSs issued in connection with this offering.

The following table does not give effect to any ADSs that may be acquired by our directors or executive officers pursuant to our directed share program. See “Underwriting—Directed Share Program.” If any ADSs are purchased by our directors or executive officers, the number and percentage of ordinary shares beneficially owned by them after this offering will differ from those set forth in the following table.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

As of December 31, 2019, four U.S. shareholders of record held an aggregate of 97,636 ordinary shares, or less than one percent of our outstanding ordinary shares, after giving effect to the Series C Financing and our corporate reorganization.

Except as otherwise indicated below, the address for each person or entity listed in the table is c/o Freeline Therapeutics Holdings plc, Stevenage Bioscience Catalyst, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2FX, United Kingdom.

	Number of Ordinary Shares Beneficially Owned Before Offering	Percentage of Ordinary Shares Beneficially Owned
Name of Beneficial Owner		Before Offering	After Offering
5% or Greater Shareholders:
Syncona Portfolio Limited (1)	17,464,527	67.4%	54.2%
Novo Holdings A/S (2)	1,696,229	6.5	6.8
Entities affiliated with Eventide Asset Management LLC (3)	1,228,304	4.7	6.7
Entities affiliated with Wellington Management (4)	1,169,813	4.5	5.2
Senior Management and Directors:
Theresa Heggie	*	* %	* %
Jan Thirkettle, Ph.D.	*	*	*
Markus Hörer, Ph.D.	*	*	*
Brian Silver	*	*	*
Julie Krop, M.D.	*	*	*
Romuald Corbau, Ph.D.	*	*	*
Natalia Misciattelli, Ph.D.	*	*	*
Duncan Whitaker, Ph.D.	*	*	*
Chris Hollowood, Ph.D.	—	—	—
Amit Nathwani, M.D.	*	*	*
Martin Andrews	*	*	*
Jeffrey Chodakewitz, M.D.	*	*	*
Julia P. Gregory	—	—	—
All current directors and senior management as a group (13 persons)	339,093	1.9%	1.4%

*	Represents beneficial ownership of less than one percent.
(1)

Consists of 17,464,527 ordinary shares issuable upon exchange of 5,329,668 series A preferred shares, 9,015,358 series B preferred shares and 3,119,501 series C preferred shares for ordinary shares in connection with the consummation of the transactions described under the section titled “Corporate Reorganization.” Syncona Portfolio Limited is a controlled subsidiary of Syncona Holdings Limited, which in turn is a controlled subsidiary of Syncona Limited. Each of Syncona Holdings Limited and Syncona Limited may be deemed to have voting and dispositive power over the shares held by Syncona Portfolio Limited. Investment and voting decisions with respect to these shares are made by Syncona Portfolio Limited acting upon the recommendation of an investment committee of Syncona Investment Management Limited, also a subsidiary of Syncona Holdings Limited. The members of this investment committee consist of Nigel Keen, Martin Murphy and Chris Hollowood. The address for Syncona Portfolio Limited is Arnold House, PO Box 273, St Julian’s Avenue, St Peter Port, Guernsey, GY1 3QL, Channel Islands.

(2)

Novo Holdings A/S, through its board of directors (the “Novo Board”), has the sole power to vote and dispose of the shares. The Novo Board may exercise voting and dispositive control over the shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares. The business address of Novo Holdings A/S is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

(3)

Eventide Healthcare & Life Sciences Fund is a registered investment company for which Eventide Asset Management, LLC acts as investment advisor. Eventide Asset Management, LLC has voting and investment power with respect to the shares. The principal business address of Eventide Healthcare & Life Science Fund is One International Place, Suite #4210, Boston, Massachusetts 02110.

(4)

Wellington Management Company LLP is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and is an indirect subsidiary of Wellington Management Group LLP. Wellington Management Company LLP and Wellington Management Group LLP may each be deemed to share beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of the shares indicated in the table, all of which are held of record by the entity named in the table or a nominee on its behalf. The business address of the entity named in the table is c/o Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts 02210. The business address of Wellington Management Company LLP and Wellington Management Group LLP is 280 Congress Street, Boston, Massachusetts 02210.

RELATED PARTY TRANSACTIONS

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Since December 31, 2016, we have engaged in the following transactions with our directors, executive officers or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties.

UCL Business plc (UCLB) Agreement

In May 2015, we entered into a license agreement with UCLB pursuant to which we obtained rights to intellectual property generated by Prof. Amit Nathwani, who is our founder, Clinical and Scientific Adviser and a member of our board of directors, and members of his research group under his supervision or direction at UCL. Specifically, we obtained an exclusive, worldwide, sublicensable license to certain intellectual property rights relating to therapeutic programs including hemophilia B and Fabry disease, as well as intellectual property rights relating to a viral capsid and liver-specific promoter, for the exploitation of any product without field limitation. We also obtained an exclusive, worldwide, sublicensable license to certain background intellectual property rights, that generally relate to liver-directed AAV gene therapy, as well as to manufacturing know-how, to develop, manufacture and commercialize products for a number of specific therapeutic indications including hemophilia B and Fabry disease. The same background and manufacturing intellectual property is licensed non-exclusively for other applications and uses. UCLB additionally granted us a right of first negotiation with respect to intellectual property developed by Prof. Nathwani relating to bi-specific antibody binders or derivatives thereof delivered by AAV technology. UCLB further granted us the right to acquire ownership, on a product-by-product basis, of the licensed patents covering such product, exercisable upon the occurrence of certain regulatory events and subject to our continued obligation to pay royalties on sales of such product. As of July 15, 2020, we have not exercised any of our option or negotiation rights under the agreement. UCL retains the right to use the licensed intellectual property for academic research, including for collaborations with other academic institutions.

Upon execution of the agreement we granted UCLB four million of our A ordinary shares. We additionally made payments to UCLB of £30,000 in June 2016, May 2017, June 2018 and July 2019. We are obligated to pay UCLB a sub-single digit to mid-single digit percentage royalty on net sales of products that utilize the licensed intellectual property, subject to certain customary reductions. Our royalty obligations continue on a product-by-product and country-by-country basis until, with respect to certain FX vector products, May 2022, and with respect to all other products, the later of the expiration of the last-to-expire valid patent claim covering such product in such country, the loss of any regulatory exclusivity for such product in such country and seven years following the date that marketing approval was granted for such product in certain jurisdictions. In addition we are required to pay UCLB up to £3.5 million in milestone payments in the aggregate in connection with certain sales milestone events. We are additionally required to pay to UCLB a sublicense fee of a low-teen percentage of net receipts received under certain sublicenses we grant under the agreement that meets certain timing requirements. As of July 15, 2020, we have not made any milestone or royalty payments to UCLB. We have the option to negotiate with UCLB to buy out UCLB’s rights to royalties and milestone payments with respect to any licensed product once the aggregate net sales for such product exceed a certain threshold.

Pursuant to the license agreement, we are required to use commercially reasonable efforts to develop products covered by the licensed intellectual property including products directed to hemophilia B and Fabry disease.

Unless terminated earlier, the term of the agreement continues until the later of the expiration of the last-to-expire royalty term and such time as no further milestone payments are due. UCLB has the right to terminate licensed intellectual property rights specific to a particular product program if we fail to use commercially reasonable efforts to develop a product that is the subject of such program. We have the right to terminate the agreement for convenience on a program-by-program basis or in its entirety upon 30 days’ notice. Either party may terminate the agreement if the other party is in material breach subject to a 180-day cure period or is subject to insolvency. UCLB may additionally terminate the agreement on 30 days’ notice if we fail to pay UCLB any sums over a certain threshold owed under the agreement; provided there is not a bona fide dispute regarding the sums. Upon expiration, the licenses granted to us under the agreement will become perpetual, irrevocable, royalty-free and fully paid-up. In the event of termination of a program-specific license, our rights under such license will terminate and in the case of termination for our failure to use diligent efforts to develop a product under such program-specific licensed rights, UCLB will have the right to negotiate a license to any intellectual property developed and owned by us relating to such program. In the event of termination of the agreement as a whole, all licenses granted to us, other than certain background and manufacturing licenses, will terminate and, in the case of termination for our material breach or insolvency, UCLB will have the right to negotiate a license to any intellectual property developed and owned by us relating to a product that is subject to the licenses granted under the agreement.

Transactions with Entities Affiliated with Syncona

Syncona

We receive accounting and professional services from Syncona Partners LLP, Syncona Limited and their affiliates, which we refer to herein as Syncona, from time to time. We recorded accounting and professional fees totaling $0.1 million, $0.2 million and $0.5 million for the years ended December 31, 2017, 2018 and 2019, respectively.

Gyroscope Therapeutics Limited

In April 2020, we entered into an exclusive patent and know-how license agreement with Gyroscope Therapeutics Limited, or Gyroscope, a company controlled by Syncona. Under the terms of the agreement, Gyroscope grants us an exclusive license under certain patent rights to develop and commercialize liver-directed AAV gene therapies expressing an immune-modifying protein and a non-exclusive license to certain know-how, and we grant Gyroscope a non-exclusive license to certain know-how. We were required to make an upfront payment to Gyroscope of £200,000 and may be required to make up to £5,572,000 in development and regulatory milestone payments, and pay Gyroscope a mid-single-digit percentage royalty on net sales of licensed products on a product-by-product and country-by-country basis, until the expiration of the last valid licensed patent claim covering such product in such country.

Subscriptions of our Share Capital

Subscription of our series A preferred shares

In May 2015, with subsequent closings in January 2017, July 2017, August 2017 and May 2018, we sold an aggregate of 34,840,000 shares of our series A preferred shares at a purchase price of £1.00 per share, pursuant to agreements entered into with Syncona and other investors. The following table summarizes purchases of our series A preferred shares by related persons:

	Series A Preferred Shares	Total Purchase Price
Shareholder:
Syncona Portfolio Limited (1)	33,500,000	£33,500,000
UTF General Partner LLP	1,340,000	£1,340,000

(1)	Dr. Hollowood, the Chairman of our Board of Directors, is the Chief Investment Officer of Syncona Investment Management Limited.

Subscription of our series B preferred shares

In June 2018, with subsequent closings in March 2019 and June 2019, we sold an aggregate of 58,933,333 shares of our series B preferred shares at a purchase price of £1.50 pursuant to agreements entered into with Syncona and UTF General Partner LLP. The following table summarizes purchases of our series B preferred shares by related persons:

	Series B Preferred Shares (First Tranche)	Series B Preferred Shares (Second Tranche)	Series B Preferred Shares (Third Tranche)	Total Purchase Price
Shareholder:
Syncona Portfolio Limited (1)	20,000,000	20,000,000	16,666,667	£85,000,000.50
UTF General Partner LLP	800,034	800,033	666,599	£3,399,999

(1)	Dr. Hollowood, the Chairman of our Board of Directors, is the Chief Investment Officer of Syncona Investment Management Limited.

Subscription of our series C preferred shares

In December 2019, we sold 12,307,692 shares of our series C preferred shares at a purchase price of $3.25, and in June 2020, we sold an additional 39,215,683 of our series C preferred shares at a purchase price of $2.04, in each case pursuant to agreements entered into with Syncona, Novo Holdings A/S, or Novo, and other investors. In addition, price per share paid by investors for shares issued pursuant to the Series C Financing in July 2020 Top Up series C preferred shares to Syncona to reflect the revised pricing of the series C subscription price. The following table summarizes purchases of our series C preferred shares by related persons.

	Series C Preferred Shares (First Tranche)	Series C Preferred Shares (Second Tranche)	Total Purchase Price
Shareholder:
Syncona Portfolio Limited (1)	12,307,692	7,300,151	$40,000,089.40
Novo Holdings A/S	—	10,661,764	$21,750,000

(1)	Dr. Hollowood, the Chairman of our Board of Directors, is the Chief Investment Officer of Syncona Investment Management Limited.

Shareholders’ Agreement

In connection with the issuance of the second tranche of our series C preferred shares in June 2020, we entered into a shareholders’ agreement with the investors in the series C preferred shares (the “Series C Investors”) and certain other investors. Among other things, the shareholders’ agreement provides the Series C Investors with certain information rights, and requires a majority of the Series C Investors to consent to certain corporate transactions that we may undertake from time to time, including this offering. In addition, the shareholders’ agreement contains provisions that allow each of Syncona and Novo to appoint one member to our board of directors. As of the date hereof, Novo has not exercised its right to appoint a director to our board, and Dr. Hollowood remained on the board as the appointee of Syncona under the terms of this agreement. In accordance with its terms, the shareholders’ agreement will automatically terminate in connection with this offering.

Registration Rights Agreement

In connection with this offering, we will enter into a registration rights agreement pursuant to which the Series C Investors and certain other of our existing shareholders (collectively, the “Pre-IPO Major Shareholders”) will be granted registration rights.

At any time that the Pre-IPO Major Shareholders are no longer subject to restrictions on transfer of their ordinary shares and ADSs pursuant to the lock-up agreements entered into with the underwriters of our initial public offering, subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, the Pre-IPO Major Shareholders may require that we register for public resale under the Securities Act all ordinary shares and ADSs constituting registrable securities, or the Registrable Securities, that they request be registered so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least $10 million. If we become eligible to register the sale of Registrable Securities on Form F-3 or Form S-3 under the Securities Act, which will not be until at least twelve months after the date of the initial public offering, the Pre-IPO Major Shareholders have the right to require us to register the sale of the Registrable Securities held by them on Form F-3 or Form S-3 that have an aggregate estimated market value of at least $10 million subject to restrictions.

If we propose to register the sale of any of our securities under the Securities Act for our own account or the account of any other holder (excluding any securities to be registered on Form S-8 relating to shares issued in connection with an employee benefit plan or Form F-4 relating to shares issued in connection with any transaction), the Pre-IPO Major Shareholders are entitled to notice of such registration and to request that we include Registrable Securities for resale on such registration statement, and we are required, subject to certain exceptions, to include such Registrable Securities in such registration statement.

In connection with the transfer of their Registrable Securities, the parties to the Registration Rights Agreement may assign certain of their respective rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, we will indemnify any selling shareholders in certain situations, subject to certain restrictions, and the selling shareholders will indemnify us in certain situations, subject to certain restrictions.

Agreements with Our Senior Management and Directors

We have entered into service agreements with the members of our senior management. See “Management—Compensation of Senior Management and Directors.” These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the members of our senior management. However, the enforceability of the non-competition provisions may be limited under applicable law.

Indemnification Agreements

We intend to enter into a deed of indemnity with each of our directors and members of our senior management prior to the completion of this offering. Our articles of association to be adopted in connection with the consummation of this offering will also provide that we will indemnify our directors and members of our senior management to the fullest extent permitted by applicable law. See “Management—Insurance and Indemnification” for further information.

Directed Share Program

At our request, the underwriters have reserved up to 441,176 ADSs, or 5% of the ADSs offered pursuant to this prospectus, for sale at the initial public offering price per ADS through a directed share program, to directors, officers, employees and certain other individuals associated with us. The number of ADSs available for sale to the general public will be reduced by the number of reserved ADSs sold to these individuals. Any reserved ADSs not purchased by these individuals will be offered by the underwriters to the general public on the same basis as the other ADSs offered pursuant to this prospectus. See “Underwriting—Directed Share Program.”

Related Party Transactions Policy

In connection with the consummation of this offering, we intend to adopt a written related party transactions policy that such transactions must be approved by our audit committee. This policy will become effective on the date on which the registration statement of which this prospectus is part is declared effective by the SEC. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related person transactions,” which are transactions between us and related persons in which the related person has a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of any class of our voting securities, and their immediate family members.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following describes our issued share capital, summarizes the material provisions of our articles of association and highlights certain differences in corporate law in the United Kingdom and Delaware. Please note that this summary is not intended to be exhaustive. For further information, please refer to the full version of our articles of association, which are included as an exhibit to the registration statement of which this prospectus is a part.

We are a private company with limited liability incorporated pursuant to the laws of England and Wales in April 2020 as Freeline Therapeutics Holdings Limited. We were incorporated with nominal assets and liabilities for the purpose of becoming the ultimate holding company of Freeline Therapeutics Limited and for the purpose of consummating the corporate reorganization described herein. Freeline Therapeutics Limited was formed as a separate company in March 2015. Freeline Therapeutics Holdings plc and Freeline Holdings (UK) Limited (a wholly owned direct subsidiary of Freeline Therapeutics Holdings plc formed in April 2020 for the purpose of becoming the direct holding company of Freeline Therapeutics Limited) are holding companies which have not conducted any operations prior to this offering other than activities incidental to their formation, the corporate reorganization and this offering.

Pursuant to the terms of our corporate reorganization, all of the issued share capital in Freeline Therapeutics Limited was exchanged for the same number and classes of shares in Freeline Therapeutics Holdings Limited and, as a result, Freeline Therapeutics Limited became a wholly owned subsidiary of Freeline Therapeutics Holdings Limited. Prior to the completion of this offering, Freeline Therapeutics Holdings Limited re-registered as a public limited company and Changed its name to Freeline Therapeutics Holdings plc. After completion of this offering, Freeline Holdings (UK) Limited (wholly owned by Freeline Therapeutics Holdings plc) will acquire the entire issued share capital of Freeline Therapeutics Limited in exchange for an issue of new shares in Freeline Holdings (UK) Limited and, as a result, Freeline Therapeutics Limited will become a wholly owned subsidiary of Freeline Holdings (UK) Limited. After the completion of this offering, subject to completion of a reduction of capital, it is presently expected that Freeline Therapeutics Limited will distribute, by way of a dividend in specie, the entire issued share capital of Freeline Therapeutics, Inc., Freeline Therapeutics GmbH and Freeline Therapeutics (Ireland) Limited to Freeline Holdings (UK) Limited and, as a result, each of Freeline Therapeutics, Inc., Freeline Therapeutics GmbH and Freeline Therapeutics (Ireland) Limited will become a wholly owned subsidiary of Freeline Holdings (UK) Limited, which, in turn, will be a wholly owned subsidiary of Freeline Therapeutics Holdings plc. See “Corporate Reorganization” for more information.

We are registered with the Registrar of Companies in England and Wales under number 12546479, and our registered office is at Stevenage Bioscience Catalyst, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2FX, United Kingdom.

In connection with our corporate reorganization, certain ordinary and special resolutions will be required to be passed by our shareholders prior to the completion of this offering. These will include resolutions for the:

•	adoption of new articles of association that will become effective upon the completion of this offering described under “—Post-IPO Articles of Association” below;

•

general authorization of our directors for purposes of Section 551 of the Companies Act to allot shares in the company and grant rights to subscribe for or convert any securities into shares in the company up to a maximum aggregate nominal amount of £1,600 for a period of five years; and

•

empowering of our directors pursuant to Section 570 of Companies Act to issue equity securities for cash pursuant to the Section 551 authority referred to above as if the statutory preemption rights under Section 561(1) of the Companies Act did not apply to such allotments.

Authorized and Issued Share Capital

As of December 31, 2019, the issued and outstanding share capital of Freeline Therapeutics Limited was 4,000,000 A ordinary shares, 1,307,992 B ordinary shares, 917,874 C ordinary shares, 2,972,298 D ordinary shares, 3,972,188 E ordinary shares, 2,877,088 F ordinary shares, 34,840,000 series A preferred shares, 58,933,333 series B preferred shares, 12,307,692 series C preferred shares and 110,370 deferred shares. The nominal value of each of our preferred, ordinary and deferred shares was £0.00001 per share and each issued share was fully paid.

Immediately following the share exchange between the shareholders of Freeline Therapeutics Limited and Freeline Therapeutics Holdings plc as part of our corporate reorganization, the issued share capital of Freeline Therapeutics Holdings plc mirrored the issued and outstanding share capital of Freeline Therapeutics Limited, but the nominal value of each share was £1.00. Following the exchange of each of the different classes of share in Freeline Therapeutics Holdings plc (except for the deferred shares) into ordinary shares as part of our corporate reorganization immediately prior to the closing of this offering, our issued and outstanding share capital will be 25,921,158 ordinary shares of £0.00001 nominal value, 2,056,728 deferred shares of £0.00001 nominal value and 123,638,835 deferred shares of £0.001 nominal value.

Ordinary Shares

In accordance with our articles of association to be in effect upon the completion of this offering, the following summarizes the rights of holders of our ordinary shares:

•	each holder of our ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally;

•	the holders of the ordinary shares shall be entitled to receive notice of, attend, speak and vote at our general meetings; and

•	holders of our ordinary shares are entitled to receive such dividends as are recommended by our directors and declared by our shareholders.

Deferred Shares

In accordance with our articles of association to be in effect upon the completion of this offering, the following summarizes the rights of holders of our deferred shares:

•	deferred shares shall confer no rights to participate in our profits;

•

on a return of capital on a winding up the amount that holders of deferred shares can receive shall never exceed the amount paid up on or credited as paid up on those deferred shares and in respect of certain deferred shares only after (i) first paying to the holders of any preference shares the nominal capital paid up or credited as paid up on such preference shares and any amount required to be paid to the holders of preference shares; and (ii) second paying to the holders of ordinary shares the nominal capital paid up or credited as paid up on such ordinary shares, together with the sum of $100,000 on each ordinary share; and

•	the holders of the deferred shares shall not be entitled in their capacity as holders of such shares to receive notice of, attend, speak and vote at our general meetings.

Register of Members

We are required by the Companies Act to keep a register of our shareholders. Under English law, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members. The register of members therefore is prima facie evidence of the identity of our shareholders, and the shares that they hold. The register of members generally provides limited, or no, information regarding the ultimate beneficial owners of our ordinary shares. Our register of members is maintained by our registrar.

Holders of our ADSs will not be treated as our shareholders and their names will therefore not be entered in our share register. The depositary, the custodian or their nominees will be the holder of the ordinary shares underlying our ADSs. Pursuant to the terms of the deposit agreement, holders of our ADSs have a right to receive the ordinary shares underlying their ADSs. For discussion on our ADSs and ADS holder rights, see “Description of American Depositary Shares” in this prospectus.

Under the Companies Act, we must enter an allotment of shares in our register of members as soon as practicable and in any event within two months of the allotment. We will perform all procedures necessary to update the register of members to reflect the ordinary shares being allotted and issued in this offering. We also are required by the Companies Act to register a transfer of shares (or give the transferee notice of and reasons for refusal as the transferee may reasonably request) as soon as practicable and in any event within two months of receiving notice of the transfer.

We, any of our shareholders or any other affected person may apply to the court for rectification of the register of members if:

•	the name of any person, without sufficient cause, is wrongly entered in or omitted from our register of members; or

•	there is a default or unnecessary delay in entering on the register the fact of any person having ceased to be a member.

Preemptive Rights

English law generally provides shareholders with statutory preemptive rights when new shares are issued for cash; however, it is possible for the articles of association, or shareholders by way of a special resolution at a general meeting, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). On July 31, 2020, our shareholders approved the disapplication of preemptive rights for a period of five years from the date of approval, which disapplication will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period). On July 31, 2020, our shareholders approved the disapplication of preemptive rights for the allotment of ordinary shares in connection with the consummation of this offering.

Purchase of Own Shares

English law permits a public limited company to purchase its own shares out of the distributable profits of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, subject to complying with procedural requirements under the Companies Act (including that the purchase be approved by the company’s shareholders) and provided that its articles of association do not prohibit it from doing so. Our articles of association to be in effect upon the completion of this offering, a summary of which is provided below, will not prohibit us from purchasing our own shares. A public limited company must not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares.

Any such purchase will be either a “market purchase” or “off market purchase,” each as defined in the Companies Act. A “market purchase” is a purchase made on a “recognized investment exchange” (other than an overseas exchange) as defined in the U.K. Financial Services and Markets Act 2000, or FSMA. An “off market purchase” is a purchase that is not made on a “recognized investment exchange.” Both “market purchases” and “off market purchases” require prior shareholder approval by way of an ordinary resolution. In the case of an “off market purchase,” a company’s shareholders, other than the shareholders from whom the company is purchasing shares, must approve the terms of the contract to purchase shares and in the case of a “market purchase,” the shareholders must approve the maximum number of shares that can be purchased and the maximum and minimum prices to be paid by the company.

The Nasdaq Global Select Market is an “overseas exchange” for the purposes of the Companies Act and accordingly does not fall within the definition of a “recognized investment exchange” for the purposes of FSMA, as modified by the Companies Act, and any purchase made by us would need to comply with the procedural requirements under the Companies Act that regulate “off market purchases.”

Distributions and Dividends

Under the Companies Act, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves, as determined on a non-consolidated basis. The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to us and to each of our subsidiaries that has been incorporated under English law.

As a public company, it is not sufficient that we have made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement is imposed on us to ensure that the net worth of the company is at least equal to the amount of its capital. A public company can only make a distribution:

•

if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and undistributable reserves; and

•	if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of its net assets to less than that total.

Disclosure of Interest in Shares

Pursuant to Part 22 of the Companies Act, we are empowered by notice in writing to any person whom we know or have reasonable cause to believe to be interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us particulars of that person’s interest and, so far as is within his or her knowledge, particulars of any other interest that subsists or subsisted in those shares.

Under our articles of association to be in effect upon the completion of this offering, if a person defaults in supplying us with the required particulars in relation to the shares in question, or default shares within the prescribed period, our board of directors may by notice direct that:

•

the relevant shareholder shall not be entitled in respect of the default shares to be present or vote, either in person or by proxy, at any general meeting or separate meeting of the holders of a class of shares or upon any poll or to exercise any other right conferred by the membership in relation to any such meeting;

•

(a) any dividend or other money payable in respect of the default shares shall be retained by us without liability to pay interest, and/or (b) no transfers by the relevant shareholder of any default shares may be registered, unless the shareholder himself or herself is not in default and the shareholder proves to the satisfaction of the board of directors that no person in default as regards to supplying such information is interested in any of the default shares; and/or

•	any shares held by the relevant shareholder in uncertificated form shall be converted into certificated form.

Post-IPO Articles of Association

Our articles of association were approved by a special resolution of our shareholders passed on July 31, 2020 and will be effective subject to and conditional upon completion of this offering. A summary of the terms of the articles of association is set out below. The summary below is not a complete copy of the terms of the articles of association.

The articles of association contain no specific restrictions on our purpose and therefore, by virtue of section 31(1) of the Companies Act, our purpose is unrestricted.

The articles of association contain, among other things, provisions to the following effect:

Share Capital

Following completion of the IPO, our share capital will consist of ordinary shares and deferred shares. We may issue shares with such rights or restrictions as may be determined by ordinary resolution, including shares which are to be redeemed, or are liable to be redeemed at our option or the option of the holder of such shares.

Voting

The holders of ordinary shares have the right to receive notice of, and to vote at, our general meetings. Any resolution put to the vote of a general meeting must be decided exclusively on a poll. Each shareholder who is present in person (or, being a corporation, by representative) or by proxy has one vote in respect of every share held by him.

Variation of Rights

Whenever our share capital is divided into different classes of shares, the special rights attached to any class may be varied or abrogated either (i) with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class, (ii) with the authority of a special resolution passed at a separate meeting of the holders of the shares of that class or (iii) in any other way as expressly provided for in relation to such rights, and may be so varied and abrogated whether or not the company is being wound up.

Dividends

We may, subject to the provisions of the Companies Act and the articles of association, by ordinary resolution from time to time declare dividends to be paid to holders of ordinary shares not exceeding the amount recommended by our board of directors. Subject to the provisions of the Companies Act, in the discretion of board of directors, on the basis that our profits justify such payments, the board of directors may pay interim dividends on any class of our shares.

Any dividend unclaimed after a period of twelve years from the date such dividend was declared or became payable shall, if the board of directors resolve, be forfeited, cease to remain owing and shall revert to us. No dividend or other moneys payable on or in respect of a share shall bear interest as against us.

Transfer of Shares

Each member may transfer all or any of his shares which are in certificated form by means of an instrument of transfer in writing in any usual form or in any other form which the board of directors may approve.

The board of directors may, in its absolute discretion, refuse to register a transfer of certificated shares unless:

(i)	it is for a share which is fully paid up;

(ii)	it is for a share upon which the company has no lien;

(iii)	it is only for one class of share;

(iv)	it is in favor of a single transferee or no more than four joint transferees;

(v)	it is duly stamped or is duly certificated or otherwise shown to the satisfaction of the board of directors to be exempt from stamp duty; and

(vi)

it is delivered for registration to the registered office of the company (or such other place as the board of directors may determine), accompanied by the certificate for the shares to which it relates and such other evidence as the board of directors may reasonably require to prove the title of the transferor (or person renouncing) and the due execution of the transfer or renunciation by him or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so.

Allotment of Shares and Preemption Rights

Subject to the Companies Act and to any rights attached to existing shares, any share may be issued with, or have attached to it, such rights and restrictions as the company may by ordinary resolution determine, or if no ordinary resolution has been passed or so far as the resolution does not make specific provision, as the board of directors may determine (including shares which are to be redeemed, or are liable to be redeemed at the option of the company or the holder of such shares).

In accordance with section 551 of the Companies Act, the board of directors may be generally and unconditionally authorized to exercise for each prescribed period of up to 5 years all the powers of the company to allot shares up to an aggregate nominal amount equal to the amount stated in the relevant ordinary resolution authorizing such allotment. The authorities referred to above were included in the ordinary resolutions passed on July 31, 2020 and remain in force at the date of this prospectus.

The provisions of section 561 of the Companies Act (which confer on shareholders rights of preemption in respect of the allotment of equity securities which are paid up in cash) apply to the company except to the extent disapplied for a period of up to 5 years by special resolution of the shareholders of the company. Such preemption rights have been disapplied by a special resolution passed on July 31, 2020.

Alteration of Share Capital

In accordance with the Companies Act, the company may by ordinary resolution consolidate its share capital into shares of larger nominal value than its existing shares, or sub-divide its shares into shares of a smaller amount than the existing shares, and may in each case determine that the shares resulting from such sub-division or share consolidation may have a preference or advantage or be subject to a particular restriction.

The company may, in accordance with the Companies Act, reduce or cancel its share capital or any capital redemption reserve or share premium account in any manner and with and subject to any conditions, authorities and consents required by law.

Board of Directors

The number of directors (other than any alternate directors) shall not be less than two.

Subject to the articles of association and the Companies Act, the company may by ordinary resolution appoint a person who is willing to act as a director and the board of directors shall have power at any time to appoint any person who is willing to act as a director, in both cases either to fill a vacancy or as an addition to the existing board of directors, provided the total number of directors shall not exceed the maximum number of fifteen.

Upon completion of this offering, our board of directors will consist of one class of directors constituting our entire board. At each annual general meeting, the successors to directors will be elected to serve from the time of election and qualification until the subsequent annual meeting following election.

At every subsequent annual general meeting, any director who either (i) has been appointed by the board of directors since the last annual general meeting or (ii) was not appointed or reappointed at the preceding annual general meeting, must retire from office and may offer themselves for reappointment by the shareholders by ordinary resolution.

Subject to the provisions of the articles of association, the board of directors may regulate their proceedings as they deem appropriate. A director may, and the secretary at the request of a director shall, call a meeting of the directors.

The quorum for a meeting of the board of directors may be determined by the board and until otherwise determined, it is set at two directors.

Questions and matters requiring resolution arising at a meeting shall be decided by a majority of votes of the participating directors, with each director having one vote. In the case of an equality of votes, the chairman will have a casting vote or second vote, unless he or she is not entitled to vote on the resolution in question.

Directors shall be entitled to receive such compensation as the board shall determine for their services to the company as directors, and for any other service which they undertake for the company. The directors shall also be entitled to be paid all reasonable expenses properly incurred by them in connection with their attendance at meetings of shareholders or class meetings, board of director or committee meetings or otherwise in connection with the exercise of their powers and the discharge of their responsibilities in relation to the company.

The board of directors may, in accordance with the requirements in the articles of association, authorize any matter proposed to them by any director which would, if not authorized, involve a director breaching their duty under the Companies Act, to avoid conflicts of interests.

A director seeking authorization in respect of such conflict shall declare to the board of directors the nature and extent of his conflicting interest as soon as is reasonably practicable. The director shall provide the board with such details of the matter as are necessary for the board to decide how to address the conflict together with such additional information as may be requested by the board.

Any authorization by the board of directors will be effective only if:

(i)

to the extent permitted by the Companies Act, the matter in question shall have been proposed by any director for consideration in the same way that any other matter may be proposed to the directors under the provisions of the Articles;

(ii)	any requirement as to the quorum for consideration of the relevant matter is met without counting the conflicted director and any other conflicted director; and

(iii)	the matter is agreed to without the conflicted director voting or would be agreed to if the conflicted director’s and any other interested director’s vote is not counted.

Subject to the provisions of the Companies Act, every director, secretary or other officer of the company (other than an auditor) is entitled to be indemnified against all losses and liabilities incurred in connection with his or her duties and powers.

General Meetings

The company must convene and hold annual general meetings once a year in accordance with the Companies Act. Under the Companies Act, an annual general meeting must be called by notice of at least 21 days.

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman of the meeting which shall not be treated as part of the business of the meeting. Unless otherwise provided by the articles of association, two qualifying persons present in person or by proxy and holding at least one-third of our voting rights shall be a quorum for all purposes.

If the company has only one member, one qualifying person present at the meeting and entitled to vote shall be a quorum.

Borrowing Powers

Subject to the articles of association and the Companies Act, the board of directors may exercise all of the powers of the company to:

(a)	borrow money;

(b)	indemnify and guarantee;

(c)	mortgage or charge the assets of the company;

(d)	create and issue debentures and other securities; and

(e)	give security either outright or as collateral security for any debt, liability or obligation of the company or of any third party.

Capitalization of profits

The directors may, if they are so authorized by an ordinary resolution of the shareholders, decide to capitalize any undistributed profits of the company not required for paying any preferential dividend (whether or not they are available for distribution), or any sum standing to the credit of the company’s share premium account, capital redemption reserve or any other reserve or fund of the company. The directors may also, subject to the aforementioned ordinary resolution, appropriate any sum which they so decide to capitalize to the persons who would have been entitled to it if it were distributed by way of dividend and in the same proportions.

Uncertificated Shares

Subject to the Companies Act, the board of directors may permit title to shares of any class to be issued or held otherwise than by a certificate and to be transferred by means of a “relevant system” without a certificate.

The board of directors may take such steps as it sees fit in relation to the evidencing of and transfer of title to uncertificated shares, any records relating to the holding of uncertificated shares and the conversion of uncertificated shares to certificated shares, or vice versa.

The company may by notice in writing to the holder of an uncertificated share, require that share to be converted into certificated form.

The board of directors may take such other action that the board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of an uncertified share or otherwise to enforce a lien in respect of it.

Choice of Forum/Governing Law

The rights of holders of our ordinary shares will be governed by the laws of England and Wales.

Our articles of association provide that the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under the Securities Act and the Exchange Act, for which the U.S. federal district courts will be the exclusive forum. As a company incorporated in England and Wales, the choice of the courts of England and Wales as our exclusive forum for resolving all shareholder complaints, other than complaints arising under the Securities Act and the Exchange Act, allows us to more efficiently and affordably respond to such actions, and provides consistency in the application of the laws of England and Wales to such actions. Similarly, we have selected the U.S. federal district courts as our exclusive forum for resolving shareholder complaints arising under the Securities Act and the Exchange Act in order to more efficiently and affordably respond to such claims. This choice of forum also provides both us and our shareholders with a forum that is familiar with and regularly reviews cases involving U.S. securities law. Although we believe this choice of forum benefits us by providing increased consistency in the application of U.S. securities law for the specified types of action, it may have the effect of discouraging lawsuits against our directors and officers. Any person or entity purchasing or otherwise acquiring any interest in our ordinary shares will be deemed to have notice of and consented to the provisions of our articles of association, including the exclusive forum provision. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable. The enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our articles of association. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. See “Risk Factors—Risks Related to this Offering and Ownership of Our Ordinary Shares—Our articles of association to be effective in connection with this offering will provide that the U.S. federal district courts will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act and the Exchange Act.”

Other Relevant United Kingdom Laws and Regulations

Mandatory Bid

(i)	The Takeover Code presently applies to the company. Under the Takeover Code, where:

a.

any person acquires, whether by a series of transactions over a period of time or not, an interest in shares which (taken together with shares in which he is already interested, and in which persons acting in concert with him are interested) carry 30% or more of the voting rights of a company; or

b.

any person who, together with persons acting in concert with him, is interested in shares which in the aggregate carry not less than 30% of the voting rights of a company but does not hold shares carrying more than 50% of such voting rights and such person, or any person acting in concert with him, acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which he is interested;

such person shall, except in limited circumstances, be obliged to extend offers, on the basis set out in Rules 9.3, 9.4 and 9.5 of the Takeover Code, to the holders of any class of equity share capital, whether voting or non-voting, and also to the holders of any other class of transferable securities carrying voting rights. Offers for different classes of equity share capital must be comparable; the Takeover Panel should be consulted in advance in such cases.

(ii)

An offer under Rule 9 of the Takeover Code must be in cash and at the highest price paid for any interest in the shares by the person required to make an offer or any person acting in concert with him during the twelve months prior to the announcement of the offer.

(iii)	Under the Takeover Code, a “concert party” arises where persons acting together pursuant to an agreement or understanding (whether formal or informal and whether or not in writing) cooperate to obtain or consolidate control of a company. “Control” means holding, or aggregate holdings, of an interest in shares carrying 30% or more of the voting rights of the company, irrespective of whether the holding or holdings give de facto control.

For so long as Syncona holds shares carrying more than 50% of the voting rights of Freeline following completion of the IPO, the rules relating to mandatory bids under the Takeover Code will not apply to any acquisitions of shares made by Syncona or its concert parties.

Squeeze-out

(i)

Under sections 979 to 982 of the Companies Act, if an offeror were to acquire, or unconditionally contract to acquire, not less than 90% in value of the ordinary shares of the company and 90% of the voting rights carried by the ordinary shares of the company, it could then compulsorily acquire the remaining 10%. It would do so by sending a notice to outstanding shareholders telling them that it will compulsorily acquire their shares, provided that no such notice may be served after the end of: (a) the period of three months beginning with the day after the last day on which the offer can be accepted; or (b) if earlier, and the offer is not one to which section 943(1) of the Companies Act applies, the period of six months beginning with the date of the offer.

(ii)

Six weeks following service of the notice, the offeror must send a copy of it to the company together with the consideration for the ordinary shares to which the notice relates, and an instrument of transfer executed on behalf of the outstanding shareholder(s) by a person appointed by the offeror.

(iii)	The company will hold the consideration on trust for the outstanding shareholders.

Sell-out

(i)

Sections 983 to 985 of the Companies Act also give minority shareholders in the company a right to be bought out in certain circumstances by an offeror who has made a takeover offer. If at any time before the end of the period within which the offer could be accepted the offeror held or had agreed to acquire not less than 90% of the ordinary shares, any holder of shares to which the offer related who had not accepted the offer could by a written communication to the offeror require it to acquire those shares. The offeror is required to give any shareholder notice of his right to be bought out within one month of that right arising. The offeror may impose a time limit on the rights of minority shareholders to be bought out, but that period cannot end less than three months after the end of the acceptance period, or, if longer a period of three months from the date of the notice.

(ii)	If a shareholder exercises his rights, the offeror is bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.

Differences in Corporate Law

The applicable provisions of the Companies Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and the laws of England and Wales.

	England and Wales	Delaware
Number of Directors	Under the Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

Removal of Directors	Under the Companies Act, shareholders may remove a	Under Delaware law, any director or the entire board of directors

	England and Wales	Delaware
	director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company and its shareholders. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the Companies Act must also be followed, such as allowing the director to make representations against his or her removal either at the meeting or in writing.	may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, stockholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Vacancies on the Board of Directors

Under English law, the procedure by which directors, other than a company’s initial directors, are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.

Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Annual General Meeting	Under the Companies Act, a public limited company must hold an annual general meeting in each six-month period following the company’s annual accounting reference date.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

	England and Wales	Delaware

General Meeting

Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings (excluding any paid up capital held as treasury shares) can require the directors to call a general meeting and, if the directors fail to do so within a certain period, may themselves convene a general meeting.

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Notice of General Meetings	Subject to a company’s articles of association providing for a longer period, under the Companies Act, (i) at least 21 days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting and (ii) at least 14 days’ notice is required for any other general meeting of a public limited company. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

Proxy	Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three

	England and Wales	Delaware
years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Preemptive Rights	Under the Companies Act, “equity securities,” being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution, referred to as “ordinary shares,” or (ii) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing holders of equity shares in the company in proportion to the respective nominal value of their holdings of ordinary shares, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.	Under Delaware law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

Authority to Allot	Under the Companies Act, the directors of a company must not allot shares or grant rights to subscribe for or convert any security into shares unless an exception applies or an ordinary resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise, in each case in accordance with the provisions of the Companies Act.	Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. The board may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Liability of Directors and Officers	Under the Companies Act, any provision, whether contained in a company’s articles of association	Under Delaware law, a corporation’s certificate of incorporation may include a

	England and Wales	Delaware
or any contract or otherwise, that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company, is void. Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act, which provides exceptions for the company to (i) purchase and maintain insurance against such liability; (ii) provide a “qualifying third party indemnity,” or an indemnity against liability incurred by the director to a person other than the company or an associated company or criminal proceedings in which he is convicted; and (iii) provide a “qualifying pension scheme indemnity,” or an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan.

provision eliminating or limiting the personal liability of a director to the coporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•  any breach of the director’s duty of loyalty to the corporation or its stockholders;

•  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•  intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•  any transaction from which the director derives an improper personal benefit.

Voting Rights

Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act, a poll may be demanded by (i) not fewer than five shareholders having the right to vote on the resolution; (ii) any shareholder(s) representing not less than 10% of the total voting rights of all the shareholders having the right to

Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	England and Wales	Delaware

vote on the resolution (excluding any voting rights attaching to treasury shares); or (iii) any shareholder(s) holding shares in the company conferring a right to vote on the resolution (excluding any voting rights attaching to treasury shares) being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.

Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy, who, being entitled to vote, vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present, in person or by proxy, at the meeting.

Shareholder Vote on Certain Transactions

The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:

•  the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•  the approval of the board of directors; and

•  the approval by the vote of the holders of a majority of the outstanding stock or, if

	England and Wales	Delaware

creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, respectively, present and voting, either in person or by proxy; and

•  the approval of the court.

the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of the corporation entitled to vote on the matter.

Standard of Conduct for Directors

Under English law, a director owes various statutory and fiduciary duties to the company, including:

•  to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;

•  to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

•  to act in accordance with the company’s constitution and only exercise his powers for the purposes for which they are conferred;

•  to exercise independent judgment;

•  to exercise reasonable care, skill and diligence;

•  not to accept benefits from a third party conferred by reason of his being a director or doing, or not doing, anything as a director; and

•  to declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director acts in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts

	England and Wales	Delaware

have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Shareholder Litigation	Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some or all of its shareholders.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•  state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

•  allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•  state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Transfer Agent and Registrar of Shares

Our share register will be maintained by Computershare Investor Services plc upon the closing of this offering. The share register reflects only record owners of our ordinary shares. Holders of our ADSs will not be treated as our shareholders and their names will therefore not be entered in our share register. The depositary, the custodian or their nominees will be the holder of the ordinary shares underlying our ADSs. Pursuant to the terms of the deposit agreement, holders of our ADSs have a right to receive the ordinary shares underlying their ADSs. For discussion on our ADSs and ADS holder rights, see “Description of American Depositary Shares” in this prospectus.

Listing

Our ADSs have been approved for listing on The Nasdaq Global Select Market under the trading symbol “FRLN”.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Citibank, N.A., or Citibank, has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs”. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A., (London), located at 33 Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-240125 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, one ordinary share that is on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-Share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder, you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of England and Wales, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated versus uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which the depositary’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of England and Wales.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The depositary will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	We fail to deliver satisfactory documents to the depositary; or

•	It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in England and Wales would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to subscribe for additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we request that the property not be distributed to you;

•	We do not deliver satisfactory documents to the depositary; or

•	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

Upon completion of the offering, the ordinary shares being offered pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in the prospectus.

After the completion of the offering, the ordinary shares underlying the ADSs that are being offered for sale pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters names in the prospectus.

After the closing of the offer, the depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and England and Wales legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the ordinary shares.

•

The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by U.S. and England and Wales law considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital and Articles of Association” in this prospectus.

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote (or cause the Custodian to vote) the ordinary shares held on deposit in accordance with the voting instructions received from the holders of ADSs.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fee

Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADS(s)-to-ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares

Up to U.S. 5¢ per ADS issued

Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property or upon a change in the ADS(s)-to-ordinary share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled

Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

Distribution of ADSs pursuant to (i) share dividends or other free share distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

ADS Services	Up to U.S. 5¢ per ADS held on the applicable record dates established by the depositary

Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).

Up to U.S. 5¢ per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•

the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

•	the fees, charges, costs and expenses incurred by the depositary, the custodian or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

Termination

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary may make available to owners of ADSs a means to withdraw the ordinary shares represented by ADSs and to direct the depositary of such ordinary shares into an unsponsored American depositary share program established by the depositary. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of association or in any provisions of or governing the securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of Shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.

•

Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) are governed by the laws of England and Wales.

As an owner of ADSs, you irrevocably agree that any legal action arising out of the Deposit Agreement, the ADSs or the ADRs, involving the Company or the Depositary, may only be instituted in a state or federal court in the city of New York.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT OF PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AND ADSs AGAINST US AND/OR THE DEPOSITARY.

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

ORDINARY SHARES AND ADSS ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our ordinary shares or ADSs. Future sales of our ordinary shares or ADSs in the public market after this offering, or the perception that these sales could occur, could adversely affect prevailing market prices for our ADSs and could impair our future ability to raise equity capital.

Based on the number of shares outstanding as of August 1, 2020, upon completion of the corporate reorganization and this offering, and assuming no exercise of the underwriters’ option to purchase additional ADSs, 34,744,687 of our ordinary shares, including ordinary shares underlying ADSs, will be outstanding, based on the issuance of 8,823,529 ADSs offered by us in this offering. All of the ADSs sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any ADSs sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The ordinary shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration such as Rule 144 or Rule 701 promulgated under the Securities Act or Regulation S, as described below.

Of the ordinary shares held by existing shareholders, substantially all shares will be subject to the contractual 180-day lock-up period described below. This may adversely affect the prevailing market price of our ADSs and our ability to raise equity capital in the future.

Rule 144

In general, persons who have beneficially owned restricted ordinary shares for at least six months, and any affiliate of the company who owns either restricted or unrestricted ordinary shares, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of

Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of:

•

1% of the number of ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal 347,446 shares immediately after the completion of this offering based on the number of shares outstanding as of August 1, 2020; and

•	the average weekly trading volume of our ADSs on The Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, members of senior management or directors who purchased shares under a written compensatory plan or contract will be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

As soon as practicable after the closing of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the ordinary shares subject to outstanding options or reserved for issuance under 2020 Option Plan, the 2020 Plan and the 2020 ESPP. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the open market, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus delivery requirements of the Securities Act. In general, this means that our ordinary shares may be sold in some manner outside the United States without requiring registration in the United States.

Lock-Up Agreements

We and the holders of substantially all of our equity securities, or securities convertible into, exchangeable or exercisable for, our equity securities, including each of the members of our senior management and board of directors, have entered into lock-up agreements or have otherwise agreed, subject to limited exceptions, that we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our equity securities, any options or warrants to purchase our equity securities, or any securities convertible into, or exchangeable for or that represent the right to receive equity securities, without the prior written consent of J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Evercore Group L.L.C. for a period of 180 days from the date of this prospectus, whether owned as of the date of this prospectus or thereafter acquired. See “Underwriting.”

Upon completion of this offering, we will have issued and outstanding 34,744,687 ordinary shares, including ordinary shares in the form of ADSs.

Registration Rights

The Registration Rights Agreement grants certain registration rights with respect to our ordinary shares. See “Related Party Transaction—Registration Rights Agreement.”

MATERIAL INCOME TAX CONSIDERATIONS

The following summary contains a description of material U.S. federal income tax and U.K. tax consequences of the acquisition, ownership and disposition of our ADSs. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to acquire ADSs in this offering.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following section is the opinion of Davis Polk & Wardwell LLP of the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of ADSs or ordinary shares. It does not set forth all tax considerations that may be relevant to a particular person’s decision to acquire ADSs or ordinary shares.

This section applies only to a U.S. Holder that holds ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding ADSs or ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ADSs or ordinary shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•

persons required for U.S. federal income tax purposes to conform the timing of income accruals with respect to the ADSs or ordinary shares to their financial statements under Section 451(b) of the Code;

•	persons that own or are deemed to own 10% or more of our shares (by vote or value); or

•	persons holding ADSs or ordinary shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will depend on the status of the partner and the activities of the partnership. Partnerships holding ADSs or ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the ADSs or ordinary shares.

This section is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United Kingdom and the United States, or the Treaty, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADSs or ordinary shares, who is eligible for the benefits of the Treaty and who is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

Taxation of Distributions

As discussed above under “Dividend Policy,” we do not currently expect to make distributions on our ADSs or ordinary shares. In the event that we do make distributions of cash or other property, subject to the passive foreign investment company rules described below, distributions paid on ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to certain holding-period requirements for so long as our ADSs or ordinary shares are listed on            or another established securities market in the United States or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income,” which is taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in British pounds will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. For foreign tax credit limitation purposes, our dividends will generally be treated as passive category income.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules described below, gain or loss realized on the sale or other disposition of ADSs or ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs or ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.

Passive Foreign Investment Company, or PFIC, Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. In addition, the determination of the value of our assets is generally made with respect to the fair market value of our assets, except that, in years in which we are a CFC, a U.S. Holder may be required under the Code to determine the value of our assets for purposes of the PFIC asset test by reference to the adjusted U.S. tax basis of our assets. However, while we believe that we have been, and may continue to be in the future, a CFC by reason of the ownership of our stock by Syncona and repeal of Section 958(b)(4) of the Code, as described above under “Risk Factors—Risks Related to this Offering and the ADSs—Because we believe we are currently a controlled foreign corporation for U.S. federal income tax purposes, there could be adverse U.S. federal income tax consequences to certain U.S. holders who own, directly, indirectly or by attribution, ten percent or more of our ADSs or ordinary shares,” under proposed regulations on which a U.S. Holder is permitted to rely for tax years ending on or after October 31, 2019, a U.S. Holder is permitted to determine the value of our assets by reference to the fair market value of our assets, rather than our adjusted tax basis in our assets, if we are a CFC solely by reason of Section 958(b)(4) of the Code.

Passive income includes, among other things, interest, dividends, rents, certain non-active royalties and capital gains. Based on our operations, income, assets and certain estimates and projections, including as to the relative values of our assets and the treatment of our grants received from governmental entities as gross income that is not passive income, and assuming that a U.S. Holder relies on the proposed regulations referred to in the preceding paragraph for purposes of determining our PFIC status, we do not believe that we were a PFIC in 2019 and do not expect to be a PFIC for our 2020 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, the determination whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we will be a PFIC in 2020 or any future taxable year is uncertain because, among other things, (i) we currently own, and will own after the closing of this offering, a substantial amount of passive assets, including cash, (ii) the valuation of our assets that generate non passive income for PFIC purposes, including our intangible assets, is uncertain and may depend in part of the market price of our ADSs or ordinary shares from time to time, which may fluctuate substantially, (iii) in one or more years, our revenue may consist in whole or substantial part of grants received from governmental entities, the treatment of which as gross income that is not passive income is uncertain, and (iv) the composition of our income may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status, or with respect to our expectations regarding our PFIC status in 2020 or any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds ADSs or ordinary shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ADSs or ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its ADSs or ordinary shares.

If we were a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares (assuming such U.S. Holder has not made a timely mark-to-market QEF Election, as described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ADSs or ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ADSs or ordinary shares exceeds 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ADSs or ordinary shares, provided that the ADSs or ordinary shares are “marketable.” ADSs or ordinary shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, it will recognize as ordinary income any excess of the fair market value of the ADSs or ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs or ordinary shares over their fair market value at the end of the taxable year

(but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs or ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs or ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

In addition, in order to avoid the application of the foregoing rules, a United States person that owns shares in a PFIC for U.S. federal income tax purposes may make a QEF Election with respect to such PFIC if the PFIC provides the information necessary for such election to be made. If a United States person makes a QEF Election with respect to a PFIC, the United States person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. We do not intend to provide information necessary for U.S. Holders to make QEF Elections.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns ADSs or ordinary shares during any year in which we are a PFIC, the U.S. Holder must file annual reports, containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.

U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Reporting With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our ADSs or ordinary shares by filing a Form 8398 with their U.S. federal income tax return, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain U.S. financial institutions). Failure to file a Form 8398 where required can result in monetary penalties and the extension of the relevant statute of limitations with respect to all or a part of the relevant U.S. tax return. U.S. Holders should consult their tax advisers regarding this reporting requirement.

U.K. Taxation

For purposes of this section, all references to “the company” refer to Freeline Therapeutics Holdings plc only.

The following is intended as a general guide to current U.K. tax law and HMRC published practice (which is not binding) applying as at the date of this prospectus (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ADSs. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ADSs, or all of the circumstances in which holders of ADSs may benefit from an exemption or relief from U.K. taxation. It is written on the basis that the company does not (and will not at any time) derive 75% or more of its qualifying asset value, directly or indirectly from U.K. land, and that the company is and remains solely resident in the U.K. for tax purposes and will be subject to the U.K. tax regime and not the U.S. tax regime save as set out above under “Material United States Federal Income Tax Considerations for U.S. Holders.”

Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled and to whom split year treatment does not apply) for tax purposes solely in the U.K. and do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ADSs is connected, or U.K. Holders, who are absolute beneficial owners of the ADSs (and do not hold the ADSs through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ADSs as investments.

This guide may not relate to certain classes of U.K. Holders, such as (but not limited to):

•	persons who are connected with the company;

•	financial institutions;

•	insurance companies;

•	charities or tax-exempt organizations;

•	collective investment schemes;

•	pension schemes;

•	market makers, intermediaries, brokers or dealers in securities;

•	persons who have (or are deemed to have) acquired their ADSs by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates; and

•	individuals who are subject to U.K. taxation on a remittance basis.

Based on published HMRC guidance we would expect that HMRC will regard a holder of ADSs as holding the beneficial interest in the underlying shares and therefore these paragraphs assume that a holder of ADSs is the beneficial owner of the underlying ordinary shares and any dividends paid in respect of the underlying ordinary shares (where the dividends are regarded for U.K. purposes as that person’s own income) for U.K. direct tax purposes.

THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN U.K. TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY AND NOT A SUBSTITUTE FOR DETAILED TAX ADVICE. IT IS RECOMMENDED THAT ALL HOLDERS OF ADSs OBTAIN LEGAL AND TAX ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ADSs IN THEIR OWN PARTICULAR CIRCUMSTANCES FROM THEIR OWN ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT OR DOMICILED PERSONS OR PERSONS SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE U.K. ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.

U.K. Taxation of Dividends

Withholding Tax

Dividends paid by the company will not be subject to any withholding or deduction at source for or on account of U.K. tax.

Income Tax

An individual U.K. Holder may, depending on his or her particular circumstances, be subject to U.K. income tax on dividends received from the company. An individual holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from the company unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a permanent establishment, branch or agency to which the ADSs are attributable. There are certain exceptions for trading in the U.K. through independent agents, such as some brokers and investment managers.

All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. For the tax year 2020/2021 a nil rate of income tax, or dividend allowance, will apply to the first £2,000 of taxable dividend income received by the individual U.K. Holder in a tax year. Income within the dividend allowance counts towards an individual’s basic or higher rate limits and may, therefore, affect the level of personal allowance to which they are entitled. For the tax year 2020/2021 dividend income in excess of the dividend allowance will (subject to the availability of any income tax personal allowance) be taxed at 7.5% to the extent that the excess amount falls within the basic rate tax band, 32.5% to the extent that the excess amount falls within the higher rate tax band and 38.1% to the extent that the excess amount falls within the additional rate tax band.

Corporation Tax

A corporate holder of ADSs that is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from the company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ADSs are attributable.

Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from the company so long as the dividend qualifies for an exemption, which should be the case, although certain conditions must be met. It should be noted that the exemptions, whilst of wide application, are not comprehensive and are subject to anti-avoidance rules in relation to a dividend. If the conditions for an exemption are not satisfied or such anti-avoidance provisions apply, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of such dividend (at the rate of 19% for the tax year 2020/2021).

U.K. Taxation of Disposals

A disposal or deemed disposal of ADSs by a U.K. Holder may, depending on the U.K. Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption), give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax and corporation tax on chargeable gains.

If an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of ADSs, the applicable rate will be 20% (for the tax year 2020/2021). For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the applicable rate would be 10% (for the tax year 2020/2021), save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the rate applicable to the excess would be 20% (for the tax year 2020/2021). In each case above, the amount of capital gains tax payable will be subject to the availability of any exemptions, reliefs and/or allowable losses to such U.K. Holder.

If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of ADSs, the main rate of U.K. corporation tax (at the rate of 19% for the tax year 2020/2021) would apply, subject to any exemptions, reliefs and/or allowable losses.

A holder of ADSs which is not resident for tax purposes in the United Kingdom should not normally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ADSs, unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a permanent establishment, branch or agency to which the ADSs are attributable. However, an individual holder of ADSs who has ceased to be resident for tax purposes in the United Kingdom or is treated as resident outside the United Kingdom for the purposes of a double taxation treaty for a period of five years or less and who disposes of ADSs during that period of temporary non residence may be liable on his or her return to the United Kingdom (or upon ceasing to be regarded as resident outside the United Kingdom for the purposes of double taxation relief) to U.K. capital gains tax on any chargeable gain realized (subject to any available exemption or relief).

Stamp Duty and Stamp Duty Reserve Tax

The discussion below relates to the holders of our ordinary shares or ADSs wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.

Issue of Ordinary Shares

No U.K. stamp duty or stamp duty reserve tax, or SDRT, is generally payable on the issue of the underlying ordinary shares in the company.

Transfers of Ordinary Shares

An unconditional agreement to transfer ordinary shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. The purchaser of the shares is liable for the SDRT. Transfers of ordinary shares in certificated form are generally also subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer (rounded up to the next £5.00). Stamp duty is normally paid by the purchaser. The charge to SDRT will be cancelled or, if already paid, repaid (generally with interest), where a transfer instrument has been duly stamped within six years of the charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.

Clearance services and depositary receipts

U.K. legislation provides that an issue or a transfer of ordinary shares to a clearance service or a depositary receipt system will generally be subject to SDRT (and, in the case of transfers, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer unless, in the case of a clearance service, the clearance service has made and maintained an election under section 97A of the Finance Act 1986 (a section 97A election). It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes and we are not aware of any section 97A election having been made by DTC.

However, based on current published HMRC practice following European Union case law, no SDRT or stamp duty is generally payable on such an issue (as respects SDRT), or on such a transfer (as respects stamp duty and SDRT) where the transfer is an integral part of an issue of share capital. However, it should be noted that the 1.5% charge provisions remain part of U.K. statute and that their disapplication described above is based upon the provisions of EU law. There is therefore a risk that this could be affected by the U.K.’s decision to leave the EU and the expiry of any related transitional or implementation period, although we note that the 2017 Autumn Budget included a statement that the government will not reintroduce the 1.5% charge on share issues (and transfers integral to capital raising) into clearance services and depositary receipt systems following the U.K.’s exit from the EU.

Any stamp duty or SDRT payable on a transfer of ordinary shares to a depositary receipt system or clearance service will in practice generally be paid by the transferors or participants in the clearance service or depositary receipt system. Specific professional advice should be sought before incurring or reimbursing the costs of a 1.5% stamp duty or SDRT charge in any circumstances.

Transfers of ADSs

No stamp duty or SDRT will be payable on the paperless transfer of ADS through the facilities of DTC (provided, as noted above, no Section 97A election has been made by DTC).

No U.K. stamp duty will in practice be payable on a written instrument transferring an ADS provided that the instrument of transfer is executed and remains at all times outside the United Kingdom. Where these conditions are not met, the transfer of, or agreement to transfer, an ADS could, depending on the circumstances, attract a charge to U.K. stamp duty at the rate of 0.5% of the value of the consideration. However, in practice it should not be necessary to pay any U.K. stamp duty on such an instrument or agreement unless the instrument or agreement is required for any purposes in the U.K. If it is necessary to pay stamp duty, it may also be necessary to pay interest and penalties.

UNDERWRITING

We are offering the ADSs described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Evercore Group L.L.C. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table:

Name	Number of ADSs
J.P. Morgan Securities LLC	3,308,824
Morgan Stanley & Co. LLC	3,088,235
Evercore Group L.L.C.	1,985,294
Wedbush Securities Inc.	441,176

Total	8,823,529

The underwriters are committed to purchase all the ADSs offered by us if they purchase any ADSs. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.765 per ADS. After the initial offering of the ADSs to the public, if all of the ADSs are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any ADSs made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 1,323,529 additional ADSs to cover sales of ADSs by the underwriters which exceed the number of ADSs specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional ADSs. If any ADSs are purchased with this option to purchase additional ADSs, the underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

The underwriting fee is equal to the public offering price per ADS less the amount paid by the underwriters to us per ADS. The underwriting fee is $1.26 per ADS. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

	Without exercise of option to purchase additional ADSs	With full exercise of option to purchase additional ADSs
Per ADS	$1.26	$1.26
Total	$11,117,647	$12,785,293

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $4.7 million. We have agreed to reimburse the underwriters for expenses related to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. of up to $30,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition, submission or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ADSs, ordinary shares or such other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Evercore Group L.L.C. for a period of 180 days after the date of this prospectus, other than the ADSs to be sold in this offering and any ordinary shares or ADSs issued upon the exercise of options granted under our existing share option plans.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of ordinary shares or ADSs or securities convertible into or exercisable for ordinary shares or ADSs pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of restricted stock units, or RSUs, (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of ordinary shares or ADSs or securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; or (iii) the filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction; (iv) the transactions (including the exchange of ordinary shares) contemplated by the corporate reorganization; and (v) ordinary shares or ADSs or securities convertible into or exercisable for ordinary shares or ADSs issued in connection with a transaction with an unaffiliated third party that includes a bona fide commercial relationship (including joint ventures, marketing or distribution arrangements, collaboration agreements or intellectual property license agreements) or any acquisition of assets or acquisition of not less than a majority or controlling portion of the equity of another entity; provided that (x) the aggregate number of ordinary shares or ADSs or securities convertible into or exercisable for ordinary shares or ADSs issued pursuant to this clause (v) shall not exceed seven and a half percent (7.5%) of the total number of outstanding ordinary shares immediately following the issuance and sale of the ADSs pursuant to the underwriting agreement and (y) the recipient of any such securities issued pursuant to this clause (v) during the 180-day restricted period described below shall enter into a lock-up agreement containing the terms described below.

Our directors and executive officers, and substantially all of our shareholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Evercore Group L.L.C., (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares (including without limitation, any ADSs, options or warrants or other rights to acquire ADSs or ordinary shares or any securities exchangeable or exercisable for or convertible into ADSs or ordinary shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into ADSs or ordinary shares, including all securities convertible into or exchangeable or exercisable for ordinary shares of Freeline and any other ordinary shares of Freeline, or of securities convertible into or exchangeable or exercisable for ordinary shares of Freeline and any other ordinary shares of Freeline or other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) (collectively with the ordinary shares, “lock-up securities”), (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of lock-up securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any lock-up securities, or (iv) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements among the representatives of the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as a bona fide gift or gifts, or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or who shares a common investment advisor with the lock-up parties or (B) as part of a distribution to current or former members, shareholders, limited partners, general partners, subsidiaries or affiliates of the lock-up party; (vii) by operation of law, such as pursuant to a domestic relations order, divorce settlement, divorce decree or separation agreement, (viii) to us from an employee upon death or disability of such employee or in connection with the termination of the lock-up party’s employment or other service relationship with us, (ix) as part of a sale of lock-up securities acquired in open market transactions after the completion of this offering or acquired in this offering; provided that if the lock-up party is a director or officer of the Company any lock-up securities acquired in this offering would be subject to restrictions similar to those in the immediately preceding paragraph, (x) to us in connection with the vesting, settlement or exercise of restricted stock, restricted stock units, options, warrants or other rights to purchase ordinary shares or ADSs (including in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exercise of the options, vesting of restricted stock, settlement of restricted stock units or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) participation in the corporate reorganization, and all securities convertible into or exchangeable or exercisable for ordinary shares of Freeline, for equivalent equity interests in the Company, provided that any lock-up securities received upon such exchange would be subject to restrictions similar to those in the immediately preceding paragraph; (d) the deposit of ordinary shares with the depositary, in exchange for the issuance of ADSs, or the cancellation of ADSs in exchange for the issuance of ordinary shares; provided that such ADSs or ordinary shares issued pursuant to such exchange would be subject to restrictions similar to those in the immediately preceding paragraph; (e) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into ordinary shares or warrants to acquire ordinary shares, provided that any ordinary shares or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; (f) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that (i) such plan does not provide for the transfer of lock-up securities during the restricted period and (ii) the entry into such plan is not publicly disclosed, included in any filings under the Exchange Act or otherwise, during the lock-up period; and (g) the sale of the ADSs to be sold by the lock-up party in this offering;

provided that (A) in the case of any transfer or distribution pursuant to clause (a)(i), (ii), (iii), (iv), (v), (vi) and (vii) such transfer shall not involve a disposition for value, (B) in the case of any transfer or distribution pursuant to clause (a)(i), (ii), (iii), (iv), (v), (vi) and (vii) each donee, devisee, transferee or distributee shall execute and deliver to the representatives a lock-up letter in the form of the foregoing paragraph and (C) in the case of any transfer or distribution pursuant to clause (a) (i), (ii), (iii), (iv), (v), (vi), (viii) and (x), no filing by any party (donor, donee, devisee, transferor, transferee, distributer or distributee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than (1) a required filing on Form 13F made after the expiration of the restricted period, (2) any required filing on Schedule 13G (or 13G/A), and (3) in the case of any such transfer or distribution pursuant to clause (a)(x), any such required filing, so long as such required filing includes a reasonably detailed explanation of such transfer or distribution).

J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Evercore Group L.L.C., in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our ADSs have been approved for listing on The Nasdaq Global Select Market under the symbol “FRLN”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional ADSs referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional ADSs, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriters may purchase ADSs through the option to purchase additional ADSs. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those ADSs as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the- counter market or otherwise.

Prior to this offering, there has been no public market for our ADSs. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters considered a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, we have entered into an engagement letter with Wedbush Securities Inc., or Wedbush, pursuant to which Wedbush has agreed to provide us with advisory services from time to time for customary fees of up to 0.35% of the gross proceeds from this offering. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no ADSs have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a) to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ADSs being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the “Order,” and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ADSs in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with the consummation of this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$23,708
Nasdaq Global Select Market initial listing fee	150,000
FINRA filing fee	27,897
Printing and engraving expenses	400,000
Legal fees and expenses	2,250,000
Accounting fees and expenses	1,210,000
Transfer agent and registrar fees and expenses	40,000
Miscellaneous costs	639,265

Total	$4,740,870

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, The Nasdaq Global Select Market initial listing fee and the FINRA filing fee.

LEGAL MATTERS

The validity of the ADSs and certain other matters of English law will be passed upon for us by Davis Polk & Wardwell London LLP. Certain matters of U.S. federal and New York law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York and for the underwriters by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

The balance sheet of Freeline Therapeutics Holdings plc as of April 3, 2020 (date of inception) included in this prospectus has been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statement sheet and includes an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the financial statement). Such balance sheet is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Freeline Therapeutics Limited as of and for the years ended December 31, 2018 and 2019 included in this prospectus, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the Consolidated Financial Statements). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The registered business address of Deloitte LLP is 1 New Street Square, London, EC4A 3HQ, United Kingdom.

ENFORCEMENT OF JUDGMENTS

We are incorporated and currently existing under the laws of England and Wales. Substantially all of our assets are located outside the United States. In addition, the majority of our directors and the majority of our officers reside outside of the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in United States courts against us or those persons based on the civil liability or other provisions of the United States securities laws or other laws.

In addition, uncertainty exists as to whether the courts of England and Wales would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in England and Wales against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Davis Polk & Wardwell London LLP that there is currently no treaty between (i) the United States and (ii) England and Wales providing for reciprocal recognition and enforcement of judgments of United States courts in civil and commercial matters (although the United States and the United Kingdom are both parties to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards) and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether predicated solely upon the United States securities laws, would not be automatically enforceable in England and Wales. We have also been advised by Davis Polk & Wardwell London LLP that any final and conclusive monetary judgment for a definite sum obtained against us in United States courts would be treated by the courts of England and Wales as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:

•	the relevant U.S. court had jurisdiction over the original proceedings according to English conflicts of laws principles at the time when proceedings were initiated;

•

England and Wales courts had jurisdiction over the matter on enforcement and we either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

•	the U.S. judgment was final and conclusive on the merits in the sense of being final and unalterable in the court that pronounced it and being for a definite sum of money;

•

the judgment given by the courts was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations (or otherwise based on a U.S. law that an English court considers to relate to a penal, revenue or other public law);

•	the judgment was not procured by fraud;

•	recognition or enforcement of the judgment in England and Wales would not be contrary to public policy or the Human Rights Act 1998;

•	the proceedings pursuant to which judgment was obtained were not contrary to natural justice;

•

the U.S. judgment was not arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained and not being otherwise in breach of Section 5 of the U.K. Protection of Trading Interests Act 1980, or is a judgment based on measures designated by the Secretary of State under Section 1 of that Act;

•	there is not a prior decision of an English court or the court of another jurisdiction on the issues in question between the same parties; and

•	the English enforcement proceedings were commenced within the limitation period.

Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the United States securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision.

Subject to the foregoing, investors may be able to enforce in England and Wales judgments in civil and commercial matters that have been obtained from U.S. federal or state courts. Nevertheless, we cannot assure you that those judgments will be recognized or enforceable in England and Wales.

If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement. In addition, it may not be possible to obtain an English judgment or to enforce that judgment if the judgment debtor is or becomes subject to any insolvency or similar proceedings, or if the judgment debtor has any set-off or counterclaim against the judgment creditor. Also note that, in any enforcement proceedings, the judgment debtor may raise any counterclaim that could have been brought if the action had been originally brought in England unless the subject of the counterclaim was in issue and denied in the U.S. proceedings.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

We maintain a corporate website at www.freeline.life. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Freeline Therapeutics Holdings plc (formerly Freeline Therapeutics Holdings Limited)

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Freeline Therapeutics Holdings plc (formerly Freeline Therapeutics Holdings Limited) (the “Company”) as of April 3, 2020, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 3, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statement, following the reorganization, Freeline Therapeutics Holding Limited will become the ultimate holding company of Freeline Therapeutics Limited. As the recurring losses from operations and negative cash flows from operations raise substantial doubt about Freeline Therapeutics Limited’s ability to continue as a going concern, this consequently impacts Freeline Therapeutics Holdings plc’s (formerly Freeline Therapeutics Holdings Limited) ability to continue as a going concern following the reorganization. Management’s plans in regard to these matters are also described in Note 1. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte LLP

Reading, United Kingdom

May 6, 2020

We have served as the Company’s auditor since 2020.

FREELINE THERAPEUTICS HOLDINGS PLC

(FORMERLY FREELINE THERAPEUTICS HOLDINGS LIMITED)

Balance Sheet

As of April 3, 2020 (date of inception)

(expressed in U.S. Dollars, unless otherwise stated)

April 3, 2020
Assets	$—
Liabilities	—

Equity
Share capital (£1.00 par value, one share authorized, issued and outstanding)	1
Additional paid-in capital	—
Receivable from shareholder	(1)

Total equity	—

Total liabilities and equity	$—

The accompanying notes are an integral part of these financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

(FORMERLY FREELINE THERAPEUTICS HOLDINGS LIMITED)

Notes to Financial Statements

As of April 3, 2020 (date of inception)

(expressed in U.S. Dollars, unless otherwise stated)

1. Overview

General Information

Freeline Therapeutics Holdings plc (formerly Freeline Therapeutics Holdings Limited) (“FTHL” or the “Company”) was incorporated in England and Wales on April 3, 2020. The issued share capital of FTHL consists of one share with a nominal value of £1.00. FTHL was incorporated with nominal assets and liabilities for the purpose of becoming a holding company for Freeline Therapeutics Limited and for the purposes of consummating a corporate reorganization.

Prior to the Company’s proposed initial public offering, the Company will undertake a corporate reorganization pursuant to which (i) FTHL will incorporate Freeline Holdings (UK) Limited as a new wholly-owned subsidiary registered in England and Wales, (ii) Freeline Therapeutics Limited will become the wholly owned subsidiary of FTHL and (iii) FTHL will re-register as a public limited company and change its name to Freeline Therapeutics Holdings plc.

The financial statements of Freeline Therapeutics Limited for the year ended December 31, 2019 disclose that there is substantial doubt regarding its ability to continue as a going concern. The Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern following the corporate reorganization. As the Company expects to continue to incur significant expenses and generate operating losses for the foreseeable future following the reorganization, these conditions indicate that there is substantial doubt regarding the Company’s ability to continue as a going concern, and that FTHL, as the holding company of Freeline Therapeutics Limited, will need to obtain additional funding in order to fund the operating expenses and capital expenditure requirements necessary to advance its current research efforts and clinical trials. There can be no assurances, however, that additional funding will be available on favorable terms, or at all. If adequate funds are not available, the Company may be required to delay, modify, or terminate its research and development programs or reduce its planned commercialization efforts in order to enable it to meet its obligations as they fall due for the foreseeable future.

2. Basis of Presentation

The accompanying financial statement has been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”). Separate statements of income, changes in equity and cash flows have not been presented in the financial statements because there have been no operations in the Company as of the balance sheet date.

3. Subsequent Events

The Company has completed an evaluation of all subsequent events through May 6, 2020, the date on which the financial statements were issued, to ensure that these financial statements include appropriate disclosure of events both recognized in these financial statements as of April 3, 2020, and events which occurred subsequently but were not recognized in these financial statements. There have been no subsequent events at the date of issue of this balance sheet, except as described in Note 4.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Freeline Therapeutics Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Freeline Therapeutics Limited and subsidiaries (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows, for the years ended December 31, 2018 and 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2018 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the recurring losses from operations and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Reading, United Kingdom

May 6, 2020

We have served as the Company’s auditor since 2015.

FREELINE THERAPEUTICS LIMITED

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	December 31,
	2018	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$16,051	$73,702
Prepaid expenses and other current assets	10,038	15,344

Total current assets	26,089	89,046
Property and equipment, net	5,732	7,272
Intangible assets, net	38	43
Other non-current assets	275	1,029

Total assets	$32,134	$97,390

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,619	$5,817
Accrued expenses and other current liabilities	7,528	6,617
Accrued expenses – due to related parties	16	—

Total current liabilities	9,163	12,434

Total liabilities	9,163	12,434

Commitments and contingencies (Note 12)
SHAREHOLDERS’ EQUITY:
Ordinary shares, £0.00001 par value, 500,000,000 and 700,000,000 shares authorized as of December 31, 2018 and 2019, respectively; 4,288,204 and 12,047,440 issued and outstanding at December 31, 2018 and 2019, respectively	—	—
Ordinary shares – related parties, £0.00001 par value, 100,000,000 shares authorized as of December 31, 2018 and 2019; 4,000,000 shares issued and outstanding at December 31, 2018 and 2019, respectively	—	—
Deferred shares	—	—
Preferred shares, £0.00001 par value, 200,000,000 and 300,000,000 shares authorized as of December 31, 2018 and 2019, respectively; 55,640,034 and 106,081,025 issued and outstanding at December 31, 2018 and 2019, respectively	1	1
Additional paid-in capital	91,574	207,622
Accumulated other comprehensive loss	(2,845)	(2,999)
Accumulated deficit	(65,759)	(119,668)

Total shareholders’ equity	22,971	84,956

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$32,134	$97,390

The accompanying notes are an integral part of these consolidated financial statements.

FREELINE THERAPEUTICS LIMITED

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2018	2019
OPERATING EXPENSES:
Research and development	$34,191	$47,043
General and administrative	6,558	16,057
General and administrative—fees due to related parties	232	544

Total operating expenses	40,981	63,644

LOSS FROM OPERATIONS:	(40,981)	(63,644)
OTHER INCOME, NET:
Other expense, net	(390)	(793)
Interest (expense) income, net	(151)	74
Benefit from R&D tax credit	8,266	10,595

Total other income, net	7,725	9,876

Loss before income taxes	(33,256)	(53,768)
Income tax expense	(27)	(141)

Net loss	$(33,283)	$(53,909)

Net loss per share attributable to ordinary shareholders—basic and diluted	$(7.20)	$(8.49)

Weighted average ordinary shares outstanding—basic and diluted	4,621,495	6,347,818

The accompanying notes are an integral part of these consolidated financial statements.

FREELINE THERAPEUTICS LIMITED

Consolidated Statements of Comprehensive Loss

(in thousands)

	Year Ended December 31,
	2018	2019
Net loss	$(33,283)	$(53,909)
Other comprehensive loss:
Foreign currency translation adjustment	(835)	(154)

Comprehensive loss	$(34,118)	$(54,063)

The accompanying notes are an integral part of these consolidated financial statements.

FREELINE THERAPEUTICS LIMITED

Consolidated Statements of Shareholders’ Equity

(in thousands, except share amounts)

	PREFERRED SHARES						ORDINARY $0.00001 PAR VALUE		DEFERRED SHARES $0.00001 PAR VALUE		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE LOSS	ACCUMULATED DEFICIT	TOTAL SHAREHOLDERS’ EQUITY
	SERIES A $0.00001 PAR VALUE		SERIES B $0.00001 PAR VALUE		SERIES C $0.00001 PAR VALUE
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
Balance at December 31, 2017	32,240,000	$1	—	—	—	$—	7,299,509	$—	—	$—	$46,705	$(2,010)	$(32,476)	$12,220
Issuance of preferred shares	2,600,000	—	20,800,034	—	—	—		—	—	—	38,083	—	—	38,083
Extinguishment of shareholder loan for preferred shares	—	—	3,408,947	—	—	—	—	—	—	—	6,672	—	—	6,672
Issuance of ordinary shares	—	—	—	—	—	—	1,011,762	—	—	—	—	—	—	—
Forfeiture of ordinary shares translation	—	—	—	—	—	—	(23,067)	—	23,067	—	—	—	—	—
Non-cash share-based compensation	—	—	—	—	—	—	—	—	—	—	114	—	—	114
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	(835)	—	(835)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(33,283)	(33,283)

Balance at December 31, 2018	34,840,000	$1	20,800,034	$—	—	$—	8,288,204	$—	23,067	$—	$91,574	$(2,845)	$(65,759)	$22,971

Issuance of preferred shares	—	—	38,133,299	—	12,307,692	—	—	—	—	—	114,589	—	—	114,589
Issuance of ordinary shares	—	—	—	—	—	—	7,846,539	—	—	—	—	—	—	—
Forfeiture of ordinary shares	—	—	—	—	—	—	(87,303)	—	87,303	—	—	—	—	—
Non-cash share-based compensation	—	—	—	—	—	—	—	—	—	—	1,459	—	—	1,459
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	(154)	—	(154)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(53,909)	(53,909)

Balance at December 31, 2019	34,840,000	$1	58,933,333	$—	12,307,692	$—	16,047,440	$—	110,370	$—	$207,622	$(2,999)	$(119,668)	$84,956

The accompanying notes are an integral part of these consolidated financial statements.

FREELINE THERAPEUTICS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Year ended December 31,
	2018	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(33,283)	$(53,909)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	970	1,540
Non-cash share-based compensation expense	114	1,459
Accounts receivable	54	—
Prepaids and other current assets	(7,376)	(4,300)
Other non-current assets	—	(160)
Accounts payable	7,528	4,135
Accrued expenses and other current liabilities	6,220	(1,087)

Net cash used in operating activities	(25,773)	(52,322)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(3,714)	(2,977)
Purchase of intangible assets	(35)	(45)

Net cash used in investing activities	(3,749)	(3,022)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of preferred shares	38,134	114,589

Net cash provided by financing activities	38,134	114,589

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(812)	(1,014)
Net increase in cash, cash equivalents and restricted cash	7,800	58,231
Cash, cash equivalents and restricted cash
Beginning of period	8,540	16,340

End of period	$16,340	$74,571

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Conversion of shareholder loan including unpaid accrued interest onto preferred shares	$6,672	$—

The following table provides a reconciliation of the cash, cash equivalents and restricted cash balances as of each of the periods, shown above:

	Year ended December 31,
	2018	2019
Cash and cash equivalents	$16,051	$73,702
Short-term restricted cash	275	4
Long-term restricted cash	14	865

Total cash, cash equivalents and restricted cash	$16,340	$74,571

The accompanying notes are an integral part of these consolidated financial statements.

FREELINE THERAPEUTICS LIMITED

Notes to Consolidated Financial Statements

1. Nature of the Business

Freeline Therapeutics Limited (the “Company”) was incorporated on March 19, 2015 as a clinical-stage gene therapy company with the goal of transforming the lives of patients suffering from debilitating diseases. The Company aims to develop treatments to provide functional cures in the form of permanently sustained normal protein levels following a one-off treatment.

The Company is a private limited liability company incorporated under the laws of England and its primary offices are in Hertfordshire, England. The Company has three wholly-owned subsidiaries, Freeline Therapeutics, GmbH, formed in 2015 and whose primary offices are in Planegg, Germany, Freeline Therapeutics (Ireland) Limited, formed in March 2019 and whose offices are in Dublin, Ireland, and Freeline Therapeutics, Inc., formed in 2018 and whose primary offices are in the United States.

Going Concern

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from its product sales.

The Company has funded its operations primarily with proceeds from the sale of its ordinary and preferred shares. As of December 31, 2019 the Company has cash and cash equivalents of $73.7 million. However, the Company has incurred recurring losses since its inception, including net losses of $33.3 million and $52.3 million for the years ended December 31, 2018 and 2019, respectively. In addition, the Company had an accumulated deficit of $119.7 million. The net cash flow used in operating and investing activities was $56.0 million for the year ended December 31, 2019. The Company expects to continue to incur significant expenses and generate operating losses for the foreseeable future. These conditions indicate that there is substantial doubt regarding the Company’s ability to continue as a going concern.

The Company will need to obtain additional funding in order to fund the operating expenses and capital expenditure requirements necessary to advance its current research efforts and clinical trials. There can be no assurances, however, that additional funding will be available on favorable terms, or at all. If adequate funds are not available, the Company may be required to delay, modify, or terminate its research and development programs or reduce its planned commercialization efforts in order to enable it to meet its obligations as they fall due for the foreseeable future.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

The Company is assessing the impact the COVID-19 pandemic may have on its ability to advance the development of drug candidates or to raise financing to support the development of drug candidates, but no assurances can be given that this analysis will enable it to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in its sector in particular. The Company cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if the Company or any of the third parties with whom it conducts business, were to experience shutdowns or other business disruptions, its ability to conduct business in the manner and on the timelines presently planned could be materially and adversely impacted, specifically as related to delays in clinical trials or the supply of collaborators’ product candidates from COVID-19.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual for research and development expenses, the fair value of ordinary shares, the valuation of the warrants, non-cash share-based compensation and income taxes. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments that have maturities of three months or less when acquired to be cash equivalents.

Restricted Cash

Restricted cash as of December 31, 2018 and 2019 consists of a collateral deposit for the office space leased by Freeline Therapeutics GmbH, cash held as collateral for credit cards and an account held as payroll collateral for consulting services. Restricted cash is included as a component of prepaid and other current assets or other assets on the Company’s consolidated balance sheets, depending on whether it has been classified as short-term or long-term.

Deferred Initial Public Offering Costs

The Company capitalizes deferred IPO costs, which primarily consist of direct, incremental legal, professional, accounting and other third-party fees relating to the Company’s IPO, within other non-current assets. The deferred IPO costs will be offset against IPO proceeds upon the consummation of an offering. Should the planned IPO be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statement of operations. The Company has not capitalized any IPO costs as of December 31, 2018 and capitalized $0.1 million of IPO costs within other non-current assets as of December 31, 2019.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents. The Company also has warrants to purchase A ordinary shares, which were valued using the Black-Scholes option pricing model in 2015 (see Note 9). These warrants are recorded in equity, and as such, are not subject to remeasurement at each reporting period. Certain assets of the Company are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value hierarchy utilized to determine such fair values as of December 31, 2018 and 2019 (in thousands):

Description	December 31, 2018	Active Markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Observable Inputs (Level 3)
Assets
Certificate of deposit	$10,048	$10,048	$—	$—

Total financial liabilities	$10,048	$10,048	$—	$—

Description	December 31, 2019	Active Markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Observable Inputs (Level 3)
Assets
Certificate of deposit	$15,752	$15,752	$—		$—

Total financial liabilities	$15,752	$15,752	$—	$

Management believes that the carrying amounts of the Company’s consolidated financial instruments, including prepaid expenses, accounts payable and accrued expenses approximate fair value due to the short-term nature of those instruments.

Concentrations of Credit Risk and Off-Balance Sheet Risk

Financial instruments that subject the Company to credit risk consist solely of cash and cash equivalents. The Company places cash and cash equivalents in established financial institutions. The Company has no significant off-balance-sheet risk or concentration of credit risk, such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which are as follows:

Estimated Useful Life

Office equipment, computers and fixtures and fittings	3 years
Laboratory equipment	5-14 years
Leasehold improvements	5-13 years
Shorter of useful life or remaining lease term

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the consolidated statement of operations and other comprehensive loss. Expenditures for repairs and maintenance are charged to expense as incurred.

Impairment of Long-Lived Assets

The Company evaluates assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value. The Company has not recognized any impairment losses in the years ended December 31, 2018 and 2019.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company and the Company’s chief operating decision maker, the Company’s chief executive officer, views the Company’s operations and manages its business as a single operating segment, which is the business of developing and commercializing gene therapies.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, non-cash share-based compensation and benefits, depreciation expense, travel, third-party license fees, and external costs of outside vendors engaged to conduct clinical development activities, clinical trials, cost to manufacture clinical trial materials and tax credits associated with research and development activities.

Research Contract Costs and Accruals

The Company has entered into various research and development-related contracts with research institutions and other companies. These agreements are generally cancelable, and related payments are recorded as research and development expenses are incurred. Accruals for research and development expenses typically include fees paid to vendors in conjunction with preclinical development activities, CROs and investigative sites in connection with preclinical and clinical activities, and CMOs in connection with the manufacturing of drug formulations for use in preclinical and clinical activities. The Company records accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or clinical trials, including the phase or completion of events, invoices received and contracted costs. Estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.

Patent Costs

The Company expenses patent application and related legal costs as incurred and classified such costs as general and administrative expenses in the accompanying consolidated statement of operations and comprehensive loss.

Non-Cash Share-Based Compensation

The Company grants equity awards under its non-cash share-based compensation programs, pursuant to the articles of association adopted on December 19, 2019 (the “2019 Articles”), in the form of B, C, D, E, F, G and H ordinary shares, collectively referred to as Employee Shares.

The Company recognizes compensation expense for equity awards based on the grant date fair value of the award. For equity awards that vest based on a service condition, the non-cash share-based compensation expense is recognized on a straight-line basis over the requisite service period. The Company uses the fair value of its ordinary shares to determine the fair value of Employee Shares. The Company accounts for forfeitures as they occur. For equity awards with a combination of service and performance conditions, the Company recognizes non-cash share-based compensation expense using a straight-line basis over the requisite service period when the achievement of a performance-based milestone is probable, based on the relative satisfaction of the performance condition as of the reporting date.

To date, the only non-cash share-based compensation issued has been in the form of Employee Shares. The grant date fair value of Employee Shares was calculated based on the grant date fair value of the underlying ordinary shares. The Company calculated the fair value of the ordinary shares in accordance with the guidelines in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The Company’s valuations of ordinary shares were prepared using a market approach, based on precedent transactions in the shares, to estimate the Company’s total equity value using either an option-pricing backsolve method (“OPM”) or a probability-weighted expected return method (“PWERM”), which used a combination of market approaches and an income approach to estimate the Company’s enterprise value, or a hybrid method, which employs the concepts of the OPM and the PWERM merged into a single framework. In some cases, the Company determined that there were no significant events occurring between a prior valuation date and a subsequent grant. As such, in these cases the Company used the most share price valuation as an input to the determination of non-cash share-based compensation.

The OPM backsolve method derives an equity value such that the value indicated for ordinary shares is consistent with the investment price, and it provides an allocation of this equity value to each of the Company’s securities. The OPM treats the various classes of ordinary shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, each class of ordinary shares has value only if the funds available for distribution to shareholders exceeded the value of the share liquidation preferences of the class or classes of ordinary shares with senior preferences at the time of the liquidity event. Key inputs into the OPM backsolve calculation included the valuation of forward contracts, expected time to liquidity and volatility. A reasonable discount for lack of marketability was applied to the total equity value to arrive at an estimate of the total fair value of equity on a non-marketable basis.

The PWERM is a scenario-based methodology that estimates the fair value of ordinary shares based upon an analysis of future values for the Company, assuming various outcomes. The ordinary share values are based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of ordinary shares. The future value of the ordinary shares under each outcome was discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the ordinary shares. The hybrid method is a PWERM where the equity value in one of the scenarios is calculated using an OPM.

Foreign Currency Translation

The Company maintains its financial statements of each entity within the group in its local currency, which is also the entity’s functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other expense, net in the consolidated statement of comprehensive loss. The Company recorded foreign exchange losses of approximately $0.8 million and $0.2 million for the years ended December 31, 2018 and 2019, respectively.

For financial reporting purposes, the financial statements of the Company have been presented in the U.S. dollar, the reporting currency. The financial statements of entities are translated from their functional currency into the reporting currency as follows: assets and liabilities are translated at the exchange rates at the balance sheet dates, revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included as a foreign exchange adjustment to other comprehensive loss, a component of shareholders’ equity.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in its tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that deferred tax assets will be recovered in the future to the extent management believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes by recognizing in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed as the amount of benefit to recognize in the consolidated financial statements. The amount of benefits that may be used is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate, as well as the related net interest and penalties.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. As of December 31, 2018 and 2019, no accrued interest or penalties are included on the related tax liability line in the consolidated balance sheets.

Benefit from Research and Development Tax Credit

The Company is subject to corporate taxation in the United Kingdom (“U.K.”). Due to the nature of the business, the Company has generated losses since inception. The benefit from research and development (“R&D”) tax credits is recognized in the consolidated statements of operations as a component of other income, net, and represents the sum of the research and development tax credits recoverable in the U.K.

The U.K. research and development tax credit is fully refundable to the Company and is not dependent on current or future taxable income. As a result, the Company has recorded the entire benefit from the U.K. research and development tax credit as a benefit which is included in net loss before income tax and accordingly, not reflected as part of the income tax provision. If, in the future, any U.K. research and development tax credits generated are needed to offset a corporate income tax liability in the U.K., that portion would be recorded as a benefit within the income tax provision and any refundable portion not dependent on taxable income would continue to be recorded within other income, net.

As a company that carries out extensive research and development activities, the Company benefits from the U.K. research and development tax credit regime under the scheme for small or medium-sized enterprises (“SME”) and also claim a Research and Development Expenditure Credit (“REDC”) to the extent that the Company’s projects are grant funded. Under the SME regime, the Company is able to surrender some of its trading losses that arise from qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditure. The net tax benefit of the RDEC is expected to be 8.9% (increasing to 9.13% in fiscal year 2020). The Company meets the conditions of the SME regime, but also can make claims under the RDEC regime to the extent that its projects are grant funded. Qualifying expenditures largely comprise employment costs for research staff, consumables, outsourced contract research organization costs and utilities costs incurred as part of research projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.67%. A large portion of costs relating to research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

The Company may not be able to continue to claim research and development tax credits under the SME regime in the future after the Company becomes a U.S. public company because it may no longer qualify as a small or medium-sized company. However, the Company should continue to be able to make claims under the RDEC regime.

Unsurrendered U.K. losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits.

Value Added Tax (“VAT”) is broadly charged on all taxable supplies of goods and services by VAT-registered businesses. Under current rates, an amount of 20% of the value, as determined for VAT purposes, of the goods or services supplied is added to all sales invoices and is payable to HMRC. Similarly, VAT paid on purchase invoices is generally reclaimable from HMRC.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in shareholders’ equity that result from transactions and economic events other than those with shareholders.

Net Loss per Share

The Company has reported losses since inception and has computed basic net loss per share attributable to ordinary shareholders by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the period, without consideration for potentially dilutive securities. The Company computes diluted net loss per ordinary share after giving consideration to all potentially dilutive ordinary shares, including unvested Employee Shares and warrants to purchase ordinary shares and convertible preferred shares, outstanding during the period determined using the treasury-stock and if-converted methods, except where the effect of including such securities would be antidilutive. Because the Company has reported net losses since inception, these potential ordinary shares have been anti-dilutive and basic and diluted loss per share were the same for all periods presented.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, (Topic 842) Leases (“ASU 2016-02”). ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases. The ASU will also require new qualitative and quantitative disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. For public entities, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. As a result of the Company having elected the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, ASU 2016-02 is effective for the Company for the year ended December 31, 2021, and all interim periods thereafter. Early adoption is permitted. In July 2018, the FASB issued ASU 2018-11 Leases – Targeted Improvements (“ASU 2018-11”), intended to ease the implementation of the new lease standard for financial statement preparers by, among other things, allowing for an additional transition method. In lieu of presenting transition requirements to comparative periods, as previously required, an entity may now elect to show a cumulative effect adjustment on the date of adoption without the requirement to recast prior period financial statements or disclosures presented in accordance with ASU 2016-02.

The Company is continuing to evaluate developments within the new lease guidance and is finalizing its evaluation of its existing population of contracts to ensure all contracts that meet the definition of a lease contract under the new standard are identified. The Company is currently evaluating the impact that the adoption of this guidance will have on its financial statements and footnote disclosures and expects the standard will have a material impact on the consolidated balance sheet related to the recognition of right-of-use assets and lease liabilities for operating leases. The standard is not expected to have a material impact on the consolidated statement of operations.

3. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	Year Ended December 31,
	2018	2019
U.K. R&D tax credit	$8,991	$11,503
Prepaid tax	616	842
Other current assets	431	2,999

	$10,038	$15,344

4. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	Year Ended December 31,
	2018	2019
Office equipment and computers	$471	$939
Fixtures and fittings	2,319	2,785
Laboratory equipment	4,502	6,669

	7,292	10,393
Less: accumulated depreciation	(1,560)	(3,121)

	$5,732	$7,272

Depreciation expense was $1.0 million and $1.5 million for the years ended December 31, 2018 and 2019, respectively.

5. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	Year Ended December 31,
	2018	2019
Compensation and benefits	$1,390	$2,419
External research and development expenses	5,827	3,150
Professional services	27	542
Other liabilities	300	506

	$7,544	$6,617

6. Shareholders’ Equity

Ordinary Shares

As of December 31, 2019, pursuant to the 2019 Articles, the directors of the Company were authorized to allot ordinary shares up to 100,000,000 shares each of A ordinary shares, B ordinary shares, C ordinary shares, D ordinary shares, E ordinary shares, F ordinary shares, G ordinary shares, and H ordinary shares, with a par value of £0.00001 per share.

The Company has the following number of ordinary shares issued and outstanding as of:

	December 31,
	2018	2019
A Ordinary shares	4,000,000	4,000,000
B Ordinary shares	1,211,745	1,307,992
C Ordinary shares	911,957	917,874
D Ordinary shares	2,164,502	2,972,298
E Ordinary shares	—	3,972,188
F Ordinary shares	—	2,877,088
Deferred shares	23,067	110,370

Total ordinary and deferred shares	8,311,271	16,157,810

Each holder of A ordinary shares is entitled to one vote per A ordinary share and, subject to consent of Syncona Portfolio Limited, to receive dividends determined by the board of directors of the Company with consent of the directors nominated by Syncona Portfolio Limited, provided that the preferred shares and the A ordinary shares shall, subject to the 2019 Articles, rank equally in all respects for the purpose of any dividend that is declared or paid. All other classes of ordinary shares do not have voting rights and have a liquidation preference that is junior to A ordinary shares. As of December 31, 2019, the Company has not declared any dividends.

Deferred shares

Deferred shares are a unit of equity in the Company. Deferred shares can be repurchased at any time by the Company for £1.00 for all the deferred shares registered in the name of any holder. Deferred shares have effectively no voting or economic rights attached to them. As of December 31, 2018 and 2019, the Company had 23,067 and 110,370 shares, respectively, that were converted to deferred shares but that had not been repurchased by the Company.

2015 Financing

In May 2015, in connection with the execution of the Subscription and Shareholders’ Agreement (the “2015 Agreement”) and a license agreement with UCL Business PLC (“UCLB”) (See Note 8), the Company issued

4,000,000 A ordinary shares in exchange for intellectual property rights. The fair value of the A shares that were allotted and issued in exchange for the intellectual property rights was $1.9 million, which was recorded as additional paid-in capital. In May 2015, the Company issued 156,522 B ordinary, 110,145 C ordinary shares, and 230,476 D ordinary shares as Employee Shares to an individual in connection with a consulting agreement. The Employee Shares are subject to vesting restrictions and are recognized as non-cash share-based compensation expense over the requisite service period.

Preferred Shares

The Company issued series A preferred shares, series B preferred shares and series C preferred shares, which are referred to herein collectively as the Preferred Shares.

As of December 31, 2018 and 2019 the liquidation preference value for each series of Preferred Shares was equal to the carrying value.

Conversion

Each Preferred Share is convertible into an equivalent number of A ordinary shares, at any time, at the option of the holder.

Dividends

Subject to consent of Syncona Portfolio Limited, dividends may be paid to the holders of Preferred Shares and of ordinary shares as determined by the board of directors of the Company with consent of the directors nominated by Syncona Portfolio Limited, provided that the Preferred Shares and the A ordinary shares shall, subject to the 2019 Articles, rank equally in all respects for the purpose of any dividend that is declared or paid. Through December 31, 2019, no dividends have been declared or paid.

Voting rights

The holders of the Preferred Shares are entitled to vote, together with the holders of A ordinary shares, at all general meetings of the Company and to receive and vote on proposed written resolutions of the Company. The Preferred Shares shall carry the right to one vote per Preferred Share held.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, each holder of the then-outstanding Preferred Shares will be entitled to an amount equal to the Subscription price of each Preferred Share held, after first paying the holders of deferred shares if any a total of £1.00 for the entire class of deferred shares. Any remaining surplus after liquidation preference to the deferred shares and holders of the Preferred Shares would then be distributed to the holders of Preferred Shares and ordinary shares pro rata (as if the Preferred Shares and ordinary shares constituted one and the same class) to each holder of the then-outstanding Preferred Shares.

If upon any such liquidation, dissolution, or winding-up, the assets available for distribution to shareholders are insufficient to pay the holders of the Preferred Shares the full amounts to which they are entitled, the holders of Preferred Shares shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the Preferred Shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. After the payment of all preferential amounts to the holders of Preferred Shares, the remaining assets of the Company available for distribution to its shareholders shall be distributed among the holders of Preferred Shares and ordinary shares, pro rata based on the number of shares held by each such holder.

The 2015 Agreement outlined Preferred Shares and ordinary share issuances, divided into three tranches, issuable upon the achievement of certain research and development milestones to investors and founder of the Company. The majority of the Preferred Shares issued from 2015 through 2019 were issued to the Company’s primary investor, Syncona Partners LLP, or its affiliates (“Syncona”); however, UCLB was granted subscription rights to optionally participate in all three tranche closings of the series A preferred shares as well.

In May 2015, the Company issued 11,440,000 series A preferred shares of £0.00001 par value each at a purchase price of $1.55 or £1.00 per share. 11,000,000 of these shares were issued to Syncona, and the remaining 440,000 were issued to a UCLB affiliate (“UTF”), upon the immediate exercise of their subscription rights.

In January 2017, the Company amended and replaced the 2015 Agreement in its entirety with the 2017 Subscription and Shareholders’ Agreement (“2017 Agreement”), which added a Syncona affiliate, Syncona Holdings Limited, and UTF to its definition of investors so that these affiliates may participate in the tranche closings. Additionally, the 2017 Agreement outlined revised milestone events and issuances of the Preferred Shares upon the achievement of those milestones. Upon execution of the 2017 Agreement, the Company issued 7,000,000 series A preferred shares to Syncona and 280,000 series A preferred shares to UTF at a purchase price of $1.25 or £1.00 per share.

In August 2017, the Company achieved its second tranche milestone and issued an additional 13,000,000 series A preferred shares to Syncona at a purchase price of $1.30 or £1.00 per share. In August 2017, UTF exercised their subscription right and purchased 520,000 series A preferred shares at a purchase price of $1.30 or £1.00 per share.

In May 2018, the Company achieved its third milestone and issued an additional 2,500,000 series A preferred shares to Syncona at a purchase price of $1.32 or £1.00 per share. In conjunction with the achievement of the third milestone, UTF exercised its subscription right and purchased 100,000 series A preferred shares at a purchase price of $1.32 or £1.00 per share.

In June 2018, the Company replaced the 2017 Agreement with the 2018 Subscription and Shareholders’ Agreement (“2018 Agreement”), which provides for the issuance of its £0.00001 par value series B preferred shares. Concurrently with executing the 2018 Agreement, the Company converted $6.6 million promissory notes that were issued to Syncona in November 2017 for series B preferred shares. At the time of conversion, the outstanding principal and interest on the promissory notes totaled $6.7 million. Syncona determined that the promissory notes were repaid in full and provided the Company with an additional $33.1 million (£25.0 million) ($1.99 or £1.50 per share purchase price) of consideration for 20,000,000 series B preferred shares. UTF also exercised their subscription right at the execution of the 2018 Agreement and purchased 800,034 series B preferred shares at a purchase price of $1.99 or £1.50 per share.

In March 2019, the Company achieved its second tranche milestone and issued an additional 20,000,000 series B preferred shares to Syncona at a purchase price of $1.99 or £1.50 per share and UTF exercised its subscription right and purchased 800,033 series B preferred shares at a purchase price of $1.99 or £1.50 per share.

In June 2019, the Company determined that certain modifications to the milestones were required based on recent Company developments. As such, the milestones were modified and Syncona and UTF subscribed for 16,666,667 and 666,599 series B preferred shares of the Company, respectively, at a purchase price of $1.91 or £1.50 per share. In September 2019, the milestones were achieved and the Company adopted new articles of association, which did not change the rights attached to the Preferred Shares and ordinary shares. In December 2019, the Company adopted the 2019 Articles, which contemplate series C preferred shares of £0.00001 par value. In December 2019 the Company issued 12,307,692 shares of such series C preferred shares to Syncona at a purchase price of $3.25 or £2.48 per share.

7. Non-Cash Share-Based Compensation

Employee Shares

Through December 31, 2019, the Company has granted Employee Shares classified as B, C, D, E and F ordinary shares. The Company typically grants incentive shares which vest over a four or five-year service period, with 20% or 25% of the award (as the case may be) vesting on the first anniversary of the vesting commencement date, with the balance generally vesting periodically over the remaining three or four years, unless the awards contain specific performance vesting provisions.

The Company granted 505,085 ordinary shares to an executive, which are subject to performance-based vesting conditions associated with financing objectives. Compensation expense for the awards will be recorded once the performance-based criteria have been deemed probable of occurrence, which is determined to be when the underlying milestones are met.

Unvested Employee Shares are forfeited upon termination of employment. The forfeited shares are converted into deferred shares, with a repurchase right for a nominal amount in favor of the Company. As of December 31, 2018 and 2019, the Company had not repurchased any shares.

Ordinary Shares

The Company measures all non-cash share-based awards using the fair value on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company has granted Employee Shares to employees and non-employees with both performance and service-based conditions and record expense for these awards using the straight-line method. A summary of the changes in the Company’s ordinary shares from December 31, 2017 through December 31, 2019 are as follows.

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested balance as of December 31, 2017	2,992,299	$0.14
Granted	993,440	0.15
Vested	(656,893)	0.14
Forfeited	(23,067)	0.12

Unvested balance as of December 31, 2018	3,305,779	0.13

Granted	7,846,283	0.72
Vested	(3,658,358)	0.43
Forfeited	(87,303)	0.21

Unvested balance as of December 31, 2019	7,406,401	$0.62

Non-cash share-based compensation expense recorded as research and development and general and administrative expenses is as follows (in thousands):

	Year Ended December 31,
	2018	2019
Research and development	$45	$1,085
General and administrative	69	374

	$114	$1,459

As of December 31, 2018 and 2019, there was $0.4 million and $4.6 million, respectively, of unrecognized compensation cost related to unvested Employee Shares outstanding, which is expected to be recognized over weighted-average periods of 3.9 and 3.6 years, respectively.

8. License Agreements

UCLB License

In May 2015, the Company entered into a license agreement with UCLB pursuant to which the Company obtained rights to intellectual property generated by Prof. Amit Nathwani, who is the Company’s founder, Clinical and Scientific Adviser and a member of the Company’s board of directors, and members of his research group under his supervision or direction at UCL. Specifically, the Company obtained an exclusive, worldwide, sublicensable license to certain intellectual property rights relating to therapeutic programs including hemophilia B and Fabry disease, as well as intellectual property rights relating to a viral capsid and liver-specific promoter, for the exploitation of any product without field limitation. The Company also obtained an exclusive, worldwide, sublicensable license to certain background intellectual property rights, that generally relate to liver-directed AAV gene therapy, as well as to manufacturing know-how, to develop, manufacture and commercialize products for a number of specific therapeutic indications including hemophilia B and Fabry disease. The same background and manufacturing intellectual property is licensed non-exclusively for other applications and uses. UCLB additionally granted the Company a right of first negotiation with respect to intellectual property developed by Prof. Nathwani relating to bi-specific antibody binders or derivatives thereof delivered by AAV technology. UCLB further granted the Company the right to acquire ownership, on a product-by-product basis, of the licensed patents covering such product, exercisable upon the occurrence of certain regulatory events and subject to the Company’s continued obligation to pay royalties on sales of such product. As of June 15, 2020, the Company has not exercised any of its option or negotiation rights under the agreement. UCL retains the right to use the licensed intellectual property for academic research, including for collaborations with other academic institutions.

Upon execution of the agreement the Company granted UCLB four million of the Company’s A ordinary shares. The Company additionally made payments to UCLB of £30,000 in June 2016, May 2017, June 2018 and July 2019. The Company is obligated to pay UCLB a sub-single digit to mid-single digit percentage royalty on net sales of products that utilize the licensed intellectual property, subject to certain customary reductions. The Company’s royalty obligations continue on a product-by-product and country-by-country basis until, with respect to certain FX vector products, May 2022, and with respect to all other products, the later of the expiration of the last-to-expire valid patent claim covering such product in such country, the loss of any regulatory exclusivity for such product in such country and seven years following the date that marketing approval was granted for such product in certain jurisdictions. In addition the Company is required to pay UCLB up to £3.5 million in milestone payments in the aggregate in connection with certain sales milestone events. The Company is additionally required to pay to UCLB a sublicense fee of a low-teen percentage of net receipts received under certain sublicenses the Company grants under the agreement that meets certain timing requirements. As of June 15, 2020, the Company has not made any milestone or royalty payments to UCLB. The Company has the option to negotiate with UCLB to buy out UCLB’s rights to royalties and milestone payments with respect to any licensed product once the aggregate net sales for such product exceed a certain threshold.

Pursuant to the license agreement, the Company is required to use commercially reasonable efforts to develop products covered by the licensed intellectual property including products directed to hemophilia B and Fabry disease.

Unless terminated earlier, the term of the agreement continues until the later of the expiration of the last-to-expire royalty term and such time as no further milestone payments are due. UCLB has the right to terminate licensed intellectual property rights specific to a particular product program if the Company fails to use commercially reasonable efforts to develop a product that is the subject of such program. The Company has the right to terminate the agreement for convenience on a program-by-program basis or in its entirety upon 30 days’ notice. Either party may terminate the agreement if the other party is in material breach subject to a 180-day cure period or is subject to insolvency. UCLB may additionally terminate the agreement on 30 days’ notice if the Company fails to pay UCLB any sums over a certain threshold owed under the agreement, provided there is not a bona fide dispute regarding the sums. Upon expiration, the licenses granted to the Company under the agreement will become perpetual, irrevocable, royalty-free and fully paid-up. In the event of termination of a program-specific license, the Company’s rights under such license will terminate and in the case of termination for the Company’s failure to use diligent efforts to develop a product under such program-specific licensed rights, UCLB will have the right to negotiate a license to any intellectual property developed and owned by the Company relating to such program. In the event of termination of the agreement as a whole, all licenses granted to the Company, other than certain background and manufacturing licenses, will terminate and, in the case of termination for the Company’s material breach or insolvency, UCLB will have the right to negotiate a license to any intellectual property developed and owned by the Company relating to a product that is subject to the licenses granted under the agreement.

The Company recorded de minimis amounts for the years ended December 31, 2018, and 2019, respectively, related to management fees in connection with the 2015 UCLB license agreement.

9. Warrants

On August 27, 2015, the Company entered into an Asset Purchase Agreement to purchase certain assets from a third party in exchange for, among other things, warrants to purchase 721,120 A ordinary shares with a par value of £0.00001 at an exercise price of £0.01 per share. The warrants can be exercised within 20 business days of receipt of notice given by the Company, upon the occurrence of certain defined trigger events, including an IPO, certain distribution or liquidation events, and do not have a defined term.

The Company has accounted for these warrants as equity-classified warrants, recorded at fair value in the amount of $0.3 million in shareholders’ equity. The fair value of the warrants was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

The Company used the Black-Scholes option-pricing model, which incorporates assumptions and estimates, to value the warrants. Estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying shares of A ordinary shares, the expected term of the warrants, risk-free interest rate, expected dividend yield and expected volatility of the price of the underlying ordinary shares. The Company determined the fair value per share of the underlying ordinary share using results obtained from third-party valuations. The Company historically has been a private company and lacks company-specific historical and implied volatility information of its shares. Therefore, it estimates its expected shares volatility based on the historical volatility of publicly traded peer companies for a term equal to the expected term of the warrants. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the expected term of the warrants. The Company estimated a 0% expected dividend yield based on the fact that the Company has never paid or declared dividends and does not intend to do so in the foreseeable future. Because the warrants are equity-classified using the Black-Scholes option-pricing model, they are not remeasured at each reporting period.

The fair value of each warrant was determined using the Black-Scholes option pricing model based on the following assumptions: annualized volatility of 60%, an expected term of 1.425 years, a risk-free interest rate of 0.50%, an exercise price of £0.01, and ordinary share value of £0.30. The resulting fair value of the warrants is £0.29 or $0.43 per share. No warrants are exercisable to date; as such, all 721,120 warrants are outstanding as of December 31, 2018 and 2019.

10. Income Taxes

The provision for income taxes for the years ended December 31, 2018 and 2019 was computed at the United Kingdom statutory income tax rate. The net loss realized by the Company’s domestic and foreign entities before the calculation of income tax was $33.4 million and $0.1 million in 2018, respectively. The net loss realized by the Company’s domestic and foreign entities before the calculation of income tax in 2019 was $54.2 million and $0.4 million, respectively. The income tax provision for the years then ended comprised (in thousands):

	Year Ended December 31,
	2018	2019
Current expense:
United Kingdom	$—	$—
Foreign	27	189

Total current expense:	$27	$189

Deferred benefit
United Kingdom	—	—
Foreign	—	(48)

Total deferred benefit:	—	$(48)

Total income tax expense:	$27	$141

A reconciliation of income tax expense computed at the statutory U.K. income tax rate to income taxes as reflected in the consolidated financial statements is as follows (in thousands):

	Year ended December 31,
	2018	2019
Income taxes at UK statutory rate	$(6,315)	$(10,215)
R&D expenditure	3,091	5,805
Foreign rate differential	13	33
Change in valuation allowance	3,254	4,481
State income taxes	—	19
Other	(16)	18

	$27	$141

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2018 and 2019 consist of the following (in thousands):

	Year ended December 31,
	2018	2019
Deferred tax assets
Net operating loss carryforwards	$7,370	$11,046
Depreciation	171	374
Accrued expenses	—	48
Non-cash share-based compensation	18	295

Total deferred tax assets	$7,559	$11,763

Valuation allowance	(7,559)	(11,715)

Net deferred tax assets	$—	$48

As of December 31, 2018 and 2019, the Company had U.K. net operating loss carryforwards of approximately $29.1 million and $45.5 million, respectively.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2018 and 2019 related primarily to the increases in net operating loss carryforwards and were as follows (in thousands):

	Year Ended December 31,
	2018	2019
Valuation allowance at beginning of year	$4,305	$7,559
Increases recorded to income tax provision	3,254	4,156

Valuation allowance at end of year	$7,559	$11,715

Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2018 and 2019, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance as of December 31, 2018 and 2019.

The Company applies the authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the relevant taxing authority. There were no material uncertain tax positions as of December 31, 2018 and 2019.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense when in a taxable income position. As of December 31, 2018 and 2019, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statement of operations.

The Company and its subsidiaries file income tax returns in the U.K., the U.S., Germany, and Ireland. Generally, the tax years through 2019 remain open to examination by the major taxing jurisdictions to which the Company is subject. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the federal, state, or foreign tax authorities, if such tax attributes are utilized in a future period.

11. Net Loss Per Share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows (in thousands, except share and per share amounts):

	Year Ended December 31,
	2018	2019
Numerator
Net loss	$(33,283)	$(53,909)

Net loss attributable to ordinary shareholders—basic and diluted	$(33,283)	$(53,909)

Denominator
Weighted-average number of ordinary shares used in net loss
per share—basic and diluted	4,621,495	6,347,818

Net loss per share—basic and diluted	$(7.20)	$(8.49)

The Company’s potentially dilutive securities, which include warrants to purchase ordinary shares, unvested Employee Shares and Preferred Shares, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to ordinary shareholders is the same. The Company excluded the following potential ordinary shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to ordinary shareholders for the years ended December 31, 2018 and 2019 because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2018	2019
Series A preferred shares	34,840,000	34,840,000
Series B preferred shares	20,800,034	58,933,333
Series C preferred shares	—	12,307,692
Unvested ordinary shares	3,305,779	7,406,401
Warrants to purchase ordinary shares	721,120	721,120

Total	59,666,933	114,208,546

12. Commitments and Contingencies

License Agreements

The Company has entered into a license agreement (see Note 8) with UCLB, as well as other immaterial license agreements to date. In connection with these agreements the Company is required to make a number of milestone payments and annual license maintenance payments. The Company evaluated all milestone payments within the arrangements to estimate the probability of the Company meeting the milestones in accordance with ASC 450, Contingencies. The Company concluded that, as of December 31, 2018 and 2019, there were no milestones for which the likelihood of achievement was probable, and as a result, no associated milestone payments were accrued as of December 31, 2018 or 2019.

Legal Proceedings

From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these ordinary course matters will not have a material adverse effect on its business. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors. The Company was not a party to any litigation and did not have contingency reserves established for any liabilities as of December 31, 2018 and 2019.

Lease Agreements

The Company’s corporate headquarters is located in Stevenage, United Kingdom, for which, as of December 31, 2019, the Company leased space for four years under a cancelable lease that can be terminated by either party with six months’ advanced notice. The lease related to this facility is classified as an operating lease.

The Company recorded rent expense of $1.4 million and $3.1 million for the years ended December 31, 2018 and 2019, respectively.

Future minimum lease payments as of December 31, 2019 are as follows (in thousands):

Year Ended December 31,
2020	$3,308
2021	1,540
2022	300
2023	223
2024	213
Thereafter	160

$ 5,744

Indemnification Agreements

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with the 2019 Articles, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date, and the Company has director and officer insurance that may enable it to recover a portion of any amounts paid for future potential claims.

13. Related Party Transactions

The Company analyzed its transactions with related parties for the years ended December 31, 2018 and 2019, and determined it had the following material transactions that have not been described elsewhere in the consolidated financial statements. The Company is also party to a license agreement with UCLB, who also participated in the Company’s preferred share financings (See Note 8).

Syncona

The Company receives accounting and professional services from Syncona Partners LLP, Syncona Limited and their affiliates, referred to as Syncona, from time to time. The Company recorded accounting and professional fees of approximately $0.2 million and $0.5 million for the years ended December 31, 2018 and 2019, respectively.

14. Employee Benefit Plans

In the United Kingdom, the Company makes contributions to private defined benefit pension schemes on behalf of its employees. The Company paid $0.3 million and $0.8 million in contributions in the years ended December 31, 2018 and 2019, respectively.

In the United States, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company does not currently match employee contributions and accordingly, no matching contributions were recorded for the years ended December 31, 2018 and 2019.

15. Subsequent Events

The Company has completed an evaluation of all subsequent events through May 6, 2020, the date on which the financial statements were issued, to ensure that these financial statements include appropriate disclosure of events both recognized in these financial statements as of December 31, 2019, and events which occurred subsequently but were not recognized in these financial statements. There have been no subsequent events at the date of issue of this balance sheet except as disclosed below.

On March 12, 2020, the Company issued 721,120 A ordinary shares to Rentschler Biotechnologie Beteiligungs GmbH (“Rentschler”) upon the exercise of 721,120 warrants (see Note 9) at a strike price of $0.01 or £0.01 per share, resulting in aggregate proceeds of $9,297 or £7,211 to us.

On March 26, 2020, Freeline Therapeutics Limited issued 230,249 series A preferred shares and 448,631 series B preferred shares to Rentschler, for a purchase price $1.32 or £1.00 per share, resulting in gross proceeds of $0.2 million and $0.8 million, £0.2 million and £0.7 million, respectively.

The emergence and wide spread of the disease caused by the novel coronavirus (“COVID-19”) since the beginning of 2020 has affected business and economic activity across the world. This virus continues to spread globally and, as of May 2020, has impacted over 150 countries, including the United Kingdom, Germany, and the United States. The spread of COVID-19 has impacted the Company’s operations, including preclinical and clinical trial activities, as well as potentially impacted the Company’s supply chain. For example, the pandemic has delayed enrollment in the Company’s clinical trials, including the Company’s ongoing Phase 1/2 clinical trials for FLT180a and FLT190, and could potentially delay the start of the Company’s planned pivotal trial for FLT180a and the Phase 1/2 clinical trials for FLT201 and FLT210. The causes of these delays include government orders and clinical trial site policies on account of the pandemic, and the fact that patients may be unwilling or unable to travel to study sites, enroll in the Company’s trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. These factors could delay the Company’s ability to conduct preclinical studies and clinical trials or release clinical trial results, and could also delay the Company’s ability to obtain regulatory approvals for and commercialize the Company’s product candidates. The spread of COVID-19 may also impede the Company’s suppliers in sourcing or delivering components or raw materials necessary for the Company’s operations. In addition, hospitals and clinicians may reduce or postpone certain non-emergency activities, including clinical trial enrollments, in response to the spread of an infectious disease. The extent to which COVID-19 impacts the Company’s business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. The Company will monitor developments closely, assess and respond proactively to minimize any adverse impacts of COVID-19 on the financial position and operating results of the Company.

16. Subsequent Events (Unaudited)

On June 30 and July 1, 2020, the Company received an aggregate of approximately $79.0 million in proceeds, net of transaction costs, from the sale of its series C preferred shares under a subscription agreement which provided for the issuance of series C preferred shares to certain investors, including Syncona and Novo Holdings A/S (the “Series C Financing”). The Company issued 39,215,683 series C preferred shares to such investors at a purchase price of $2.04 per share. In addition, the Company issued at par value 7,300,151 Top Up series C preferred shares to Syncona to reflect the price per share paid by investors for shares issued pursuant to the Series C Financing in July 2020.

Through and including August 31, 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

8,823,529 American Depositary Shares

Freeline Therapeutics Holdings plc

Representing 8,823,529 Ordinary Shares

PROSPECTUS

J.P. Morgan

Morgan Stanley

Evercore ISI

Wedbush PacGrow

August 6, 2020